SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 30, 2007

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

Enclosure: BT Group plc – Annual Report and Form 20-F 2007 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Assistant Secretary

Date: May 30, 2007

BT Group plc Annual Report & Form 20-F

BT is one of the world’s leading
providers of communications
solutions and services operating
in 170 countries.

Our vision is to be dedicated
to helping customers thrive
in a changing world.

Our mission is to be the leader
in delivering converged
networked services.

	Overview		Financial statements		Shareholder information
2	BT at a glance	74	Statement of directors’ responsibility	158	Additional information for shareholders
4	Chairman’s message	75	Report of the independent auditors	169	Cross reference to Form 20-F
6	Chief Executive’s statement	77	Consolidated financial statements	172	Glossary of terms
		143	Glossary of terms and US equivalents	174	BT products and services mentioned in this report
	Report of the Directors	144	Report of the independent auditors – parent company	175	Index
9	Business review	145	Financial statements of BT Group plc
30	Financial review	148	Subsidiary undertakings and associate
49	Corporate governance	149	Quarterly analysis of revenue and profit
		150	Selected financial data
		154	Financial statistics
		156	Operational statistics

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York stock exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of O2 in November 2001, the continuing activities of BT were transferred to BT Group plc.
     British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in British Telecommunications plc in three public offerings.
     This is the annual report for the year ended 31 March 2007. It complies with UK regulations and is the annual report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     This annual report has been sent to shareholders who have elected to receive a copy. A separate annual review and notice of meeting (including summary financial statements) for the year ended 31 March 2007 has been issued to all shareholders.
     In this annual report, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.
     References to the ‘financial year’ are to the year ended 31 March of each year, eg the ‘2007 financial year’ refers to the year ended 31 March 2007. Unless otherwise stated, all non financial statistics are at 31 March 2007.
     Please see cautionary statement regarding forward-looking statements on page 158.
     A number of measures quoted in this annual report are ‘non GAAP’ measures. These include EBITDA and profit before specific items, earnings per share before specific items, net debt and free cash flow. The rationale for using non GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 30, 34-35, 44, 78, 100, 101 and 102.

Overview
BT at a glance

Our principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services; and converged fixed/mobile products and services.

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OUR PERFORMANCE

Revenue of £20,223 million, up 4%

New wave revenue of £7,374 million, up 17%

Profit before taxation and specific itemsa of £2,495 million, up 15%

Earnings per share before specific itemsa of 22.7 pence, up 16%

Free cash flowa of £1,354 million and net debta of £7.9 billion

Full year proposed dividends of 15.1 pence per shareb, up 27%

£2.5 billion allocated to a new share buy back programme

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OUR PEOPLE
We aim to create a high-performance team of people who can
really make a difference.

THE WAY WE DO BUSINESS We aim to do business in an innovative, ethical and sustainable way.

BT is ranked as the top company in the telecommunications sector for the sixth year in a row.

We have ISO 9001 certification for most of our operations in the UK and around the world.

...
KEY PERFORMANCE INDICATORS
The key performance indicators against which we test the success of our strategy are earnings per share before specific itemsa, free cash flowa and customer satisfaction.

...

a
Profit before taxation and specific items, earnings per share before specific items, free cash flow and net debt are non-GAAP measures. The rationale for using non-GAAP measures, and reconciliations to the most directly comparable IFRS indicators, are provided on pages 30, 34-35, 44, 78, 100, 101 and 102.

b	Dividends per share represents the dividend paid and proposed in respect of the 2007 financial year.
c	Amounts presented in respect of years ended 31 March 2004 and 2003 are presented in accordance with UK GAAP. UK GAAP is not directly comparable with IFRS.

2     BT Group plc Annual Report & Form 20-F

Overview

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OUR CAPABILITIES
Our capabilities range from:

•	the provision of a single, domestic telephone line to the development of an innovative network infrastructure for the twenty-first century

•	global networked IT services to broadband packages for the home

•	next generation TV to voice over IP services

•	innovative calls packages for homes and businesses to personal help when your PC goes wrong.

OUR VALUES
The BT values capture the way we get things done. They are at the heart of every compelling customer experience.

Our values are:

TRUSTWORTHY	we do what we say we will
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HELPFUL	we work as one team
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INSPIRING	we create new possibilities
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STRAIGHTFORWARD	we make things clear
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HEART	we believe in what we do
...

We are committed to contributing positively to society and a sustainable future. This is part of the heart of BT.
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SERVING OUR CUSTOMERS
Our 18 million customers range from individual consumers with a single phone line, to government departments and some of the world’s biggest multinationals. With effect from 1 July 2007, a new operational structure will help us enhance our services.

BT Group plc Annual Report & Form 20-F     3

Overview
Chairman’s message

The 2007 financial year was a very good one for your company
– our results once again were excellent. Revenue grew by 4%
and earnings per share before specific items grew by 16% to
22.7 pence. We continued to invest in technologies, networks and systems that will, we believe, transform our customers’ lives and businesses, along with their experience of dealing with BT.

...

I am delighted to report that our proposed full year dividend is 15.1 pence per share, 27% higher than last year, moving to a two-thirds pay out ratio a year earlier than we had previously announced. We expect to increase the dividend, taking into account our earnings growth, cash generation and our ongoing investment needs. In addition, because of the financial strength of the company we are introducing a new £2.5 billion share buy back programme which we expect to be completed by 31 March 2009.

BUSINESS PROGRESS
We continued to implement our strategy for profitable growth. New wave revenue now accounts for 36% of our total business. We are a major player in the global networked IT services market, meeting the needs of our customers around the world. In the UK, we have around 11 million broadband lines over which we are able to offer all our customers – consumer, SME, corporate and wholesale – a more accessible, faster and richer broadband experience.

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We are committed to
operating in an ethical,
sustainable and socially
responsible way
...

OUR WIDER RESPONSIBILITIES
I am extremely proud of the fact that, for the sixth consecutive year, BT was the highest placed telecommunications company in the Dow Jones Sustainability Index. We are committed to operating in an ethical, sustainable and socially responsible way, and to having a positive impact on all those communities whose lives we touch.
     As the corporate social responsibility agenda evolves, so does our strategy. We are, for example, increasingly emphasising three new priorities:
•
tackling climate change. We are committed to cutting our CO2 emissions by 80% from 1996 levels by 2016 and to helping customers and suppliers cut theirs through the more effective use of communications technology. The fact that our Chief Executive, Ben Verwaayen, is chairing the CBI’s climate change task force indicates how seriously we take this issue.

•	enabling sustainable economic growth. We are increasingly integrating sustainability in all our business processes.
•	helping to build a more inclusive society. We are looking at the ways in which communications technology can help to build a fairer, more inclusive society.

PENSIONS
Investment performance on assets in the BT Pension Scheme (BTPS) was very good, with year end value at a record £38 billion. During the year, BT and the trustees of BTPS agreed the triennial funding of the scheme. Under a new and more conservative actuarial methodology, the deficit at 31 December 2005 was calculated as £3.4 billion.
     BT has agreed to make deficit payments equivalent to £280 million a year for ten years, with the first three years’ instalments paid up front – £840 million was paid into the scheme by 30 April 2007. I believe this is a fair and prudent deal for pensioners and shareholders, and demonstrates that your company stands fully behind its pension obligations.

YOUR BOARD
I will be stepping down as Chairman in the autumn after more than six challenging and fascinating years with BT. Sir Mike Rake will take over as your next Chairman in September. Mike is currently chairman of KPMG International; he has demonstrated outstanding leadership of this major global organisation during a time of turbulence and change. He will bring extensive international experience to BT as it continues to position itself as a truly global company.

4     BT Group plc Annual Report & Form 20-F

A number of changes to the Board have occurred since I last wrote to you. Sir Anthony Greener stepped down as Deputy Chairman and from the Board on 30 September 2006 after six years and I would like to thank him for his very significant contribution to the development of our strategy. His successor is Maarten van den Bergh, who has been a non-executive director since September 2000. Maarten, who prior to his retirement was president of the Royal Dutch Petroleum Company, also chairs the Remuneration Committee and is our senior independent director. And I’d like to welcome two new directors, Deborah Lathen and François Barrault. Deborah, who is president of Washington-based Lathen Consulting, joined the Board as a non-executive director in February 2007. She brings strong US business and policy experience to BT, including as a previous chief of the Cable Services Bureau at the US Federal Communications Commission. François joined the Board on 24 April 2007 as Chief Executive BT Global Services (in which role he succeeds Andy Green who became CEO of Group Strategy and Operations). As President of BT International, François established a record of exceptional growth in BT’s operations outside the UK.

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Services that have
transformed our
customers’ idea
of what is possible
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DELIVERING OUR PLAN
I would like to thank shareholders and customers for their confidence in our strategy and the loyalty they have shown in the past six years.
     I’d also like to thank our Chief Executive, Ben Verwaayen, the other members of the Board – both executive and non-executive – and all BT people for their efforts and unwavering support. If I cannot entirely resist the temptation to look back over the past six years, it is because that is the best way of acknowledging what they have achieved.
     Back in 2001 your company’s net debt had risen to nearly £30 billion. In response, in May 2001, your Board put in place an action plan to reduce debt, manage costs and enhance our abilities to serve our customers even more effectively. That plan has been delivered.
     Debt was brought under control by a combination of the largest ever rights issue in UK corporate history and the disposal of a number of businesses including Yell (our international directories and e-commerce business) and our interests in Japan and Spain. O2 (previously Cellnet) was demerged and Concert (our international joint venture with AT&T) was unwound. These structural changes have provided commercial and financial flexibility for the group and our debt in recent years has reduced to sustainable levels.
     We have rigorously managed our costs, taking a disciplined approach to eliminating waste and duplication, wherever possible using our own technology to become more cost effective.
     During that period, new technologies have given customers access to a range of services – high-speed broadband, fixed-mobile convergence and next-generation TV – that have transformed their idea of what is possible. Our efforts in UK broadband and in global networked IT service have been very successful.

LOOKING FORWARD
Looking ahead, your company is positioned for success. With a new Chairman and an experienced CEO at the helm, and a workforce experienced in the business of transformation, the signs are very positive. It has been a privilege to be involved with BT’s journey to this point; I shall, of course, continue to follow its future progress with great interest and pleasure.

Sir Christopher Bland
Chairman
16 May 2007

BT Group plc Annual Report & Form 20-F     5

Overview
Chief Executive’s statement

BT has been capturing the imaginations of customers,
shareholders, analysts, suppliers and employees around the
world. We’ve done this by embracing change. By demonstrating not only that we can thrive on it, but that we can help our
customers thrive on it as well. We’ve done it by proving that when it comes to modern communications, the possibilities really are endless. And we’ve done it by being a company that is driven by its customers, shifting power and choice to them.

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KEEPING BT AHEAD OF THE GAME
BT is barely recognisable as the company it was five years ago.
     Five years ago, we were primarily a UK lines and calls business; today we are offering communications possibilities that no one had even thought of back then to customers in 170 countries.
     Possibilities that really do enable them to lead fuller lives and run more profitable, innovative businesses.
     In a very short time, we’ve gone from a narrowband, fixed-line communications business, to a broadband company harnessing the power of modern networks to help our customers communicate anywhere, any time, using whatever devices they happen to choose.
     We’ve brought levels of choice and control to our customers at home, at work, or out and about, that would once have seemed impossible.

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Helping some of the
world’s largest companies
and organisations serve
their customers around
the world
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Who would have thought five years ago that BT would be offering next-generation digital TV over broadband? Our BT Vision service enables customers to watch what they want when they want – without having to pay a monthly subscription.
     Who would have thought that our customers would have been benefiting from intelligent, seamless fixed/mobile communications – like BT Fusion – at home, at work or in between – chatting, swapping data, surfing the internet, doing business?
     Who would have thought that we would be helping some of the world’s largest companies and organisations do business and serve their customers around the world? Who would have thought that geography would be history and time irrelevant?
     But the thing about transformation, however radical and however successful, is that there is no end point. No moment at which you can sit back and think ‘job done’.
     Even when we hit five million broadband connections in 2005 – more than a year ahead of schedule – there was no time to take it easy. Today, that number is around 11 million and climbing.
     Our broadband success sums up the type of company BT is becoming. A company that goes the extra mile, that rallies behind its goals, that finds ways of meeting its customers’ needs – locally, nationally, internationally and globally.

FROM OUR TIME TO YOUR TIME
Nothing is more important than offering a great customer experience first time, every time. It differentiates BT from the competition; it is what the BT brand stands for.
     Excellent customer service can only be delivered in ‘customer time’ – the time that customers want. Quite rightly, customers have no interest in, or patience with, ‘our time’ – the time it takes our systems to make it happen.
     Meeting customers’ needs in customer time is vital to proving that we understand them, share their priorities and enthusiasms, and really do put them first.
     This type of ‘real-time’ customer experience is best delivered by software. In the future, BT’s services will increasingly be based on software – designed, delivered and updated remotely by computers over broadband networks. These services will be faster, more innovative, reliable and simpler to use – often delivered by the push of a button.
     These software-driven, networked IT services will be delivered over our global twenty-first century broadband network.
     We have set ourselves the target of becoming number one for customer service within two years. To ensure that we continue to think and act in customer time, two measures will apply throughout the company and keep everyone focused. First, we will measure how successfully we get things ‘right first time’. Second, we will measure the improvements we make in the ‘cycle time’ – the time between the start and end of any customer experience.

6     BT Group plc Annual Report & Form 20-F

OPEN ORGANISATION, OPEN MINDS
It is vital that BT is an ‘open business’ with an open mind.
     We are open to new ideas and new ways of doing things. We are working with suppliers, industry partners and others with a single, compelling objective – to get the best possible services to our customers around the world as quickly as possible.
     Customers don’t care about whether any given service was designed by W, manufactured by X, delivered by Y and billed for by Z. They care about what it can do for them – whether it makes life easier or a business more profitable.

CITIZENS OF A GLOBAL VILLAGE
All our customers – private individuals, families and large corporations – are increasingly thinking and behaving like global citizens. They want the world on their PC, laptop, or hand held device. And they want to be able to organise themselves and do business, build markets and win customers as and where it suits them.

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A truly global software-
driven services company
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And meeting their global needs means ensuring that we really do understand them, that we really can get inside their heads.
     For consumer customers, global communication means being able to keep in touch and access information whether they are in York or New York, Mumbai or Rome.
     For modern organisations, global communication means the opportunity to take advantage of the best resources and talents wherever they are located.
     We aim to become a truly global software-driven services company, with a great global brand, helping our customers get the best from globalisation.
     It’s a fantastic opportunity and one that BT is seizing with both hands.
     In recent years, we’ve acquired a reputation for winning and delivering complex, large-scale networked IT services contracts.
     Our extensive global network enables us to serve customers in all the world’s key commercial centres – either directly or through partnership arrangements.
     Major contracts in the 2007 financial year included a deal with Dutch electronics giant, Philips, to provide data, voice, conferencing and mobile services in Europe, the Middle East and Africa, and a deal with PepsiCo to manage a portfolio of advanced services covering more than 900 locations in over 60 countries.
     Our services are helping organisations meet the needs of their own customers wherever they may be.

THE RIGHT PEOPLE FOR THE RIGHT JOB
Strategies and plans cannot, of themselves, deliver the kind of transformation that BT is experiencing and that we are going to have to accelerate in the future. Only people can do that.
     That’s why it’s so important that our workforce is just as much a global community as our customers.
     Our customers are a cross section of society – they encompass a huge range of nationalities, as well as social, cultural, political and personal orientations. In order to reflect that diversity, we are recruiting the brightest and the best from around the world.
     BT people have already shown what they are capable of; and there’s a lot more where that came from.
     The job of every person who works for BT is what it always was: to ensure that everything they do every day is done for all our customers around the world. Only now, they have to do it quicker than ever before, in more innovative ways than ever before and more seamlessly than ever before.
     I have no doubt whatever that they will do just that.

Ben Verwaayen
Chief Executive
16 May 2007

BT Group plc Annual Report & Form 20-F     7

Report of the Directors Business review

We are committed to increasing shareholder value by transforming our customers’ experience through service excellence.

	Business review	Business review
30	Financial review	9	Introduction to the Business review
49	Corporate governance	9	Our operational structure
		9	Our strategy
		10	Outlook
		11	Lines of business
			11	BT Global Services
			12	BT Retail
			16	BT Wholesale
			17	Openreach
		18	Transforming our costs
		18	Improving customer satisfaction and service
		19	Acquisitions and disposals
		20	Regulation, competition and prices
		22	Relationship with HM Government
		22	Legal proceedings
		22	Resources
	The Directors consider that the Report of the Directors has been prepared in accordance with the principles in the Reporting Statement on the Operating and Financial Review issued by the Accounting Standards Board.		22	Corporate reputation and brand strength
			23	Motivating our people and living the BT values
			24	Research and development
			24	IT Support
			24	Property
		24	Our commitment to society
		27	Group risk factors

Please see Cautionary statement regarding forward-looking statements on page 158.

8 BT Group plc Annual Report & Form 20-F

Report of the Directors
Business review

INTRODUCTION TO THE BUSINESS REVIEW
BT is one of the world’s leading providers of communications solutions and services operating in 170 countries.
     We are committed to increasing shareholder value by transforming the customer experience through service excellence, by the effective management of our strong brand, by exploiting our large-scale networks and by delivering exciting new services to our existing customer base. We aim to find new and mutually rewarding ways of engaging with around 18 million customers to capitalise on the possibilities of convergence, to offer global reach combined with the service values associated with local delivery, and to continue to provide innovative services and solutions.
     Our principal activities include:

•	networked IT services
•	local, national and international telecommunications services
•	broadband and internet products and services
•	converged fixed/mobile products and services.

     We have had ISO 9001 certification (the international quality management system standard) for most of our operations in the UK and worldwide since 1994.
     Our policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – The Way We Work – and we are committed to enhancing our positive impact on society through leadership in corporate social responsibility and by doing business in a sustainable way.

OUR OPERATIONAL STRUCTURE
BT has four customer-focused lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.
     BT Retail, BT Wholesale and Openreach operate mainly within the UK, where BT is the largest communications services provider to the residential and business markets, supplying a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.
     BT Global Services provides a range of products and services, including communications, networked IT and consultancy services to address the needs of major corporations, governments and multi-site global organisations.
     In April 2007, we announced a new structure, which includes two new business units and is designed to enable us to deliver faster, more resilient and cost-effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 BT employees – from design, operations, IT and networks – will move into these new units. We believe that these changes will keep BT ahead of the game.

OUR STRATEGY
Our strategy is to:

•	pursue profitable growth in new wave markets
•	defend our traditional business
•	transform our networks, systems and services for the twenty-first century
•	create long-term partnerships with our customers.

     The successful delivery of this strategy depends on the commitment of all BT people and our continued ability to manage their development and reward them.
     For the 2007 financial year, the KPIs (key performance indicators) against which we measured the success of our strategy were earnings per share before specific items (see Earnings per share on page 42), free cash flow (see Financing on page 43) and customer satisfaction (see Improving customer satisfaction and service on page 18). From the 2008 financial year, customer service replaces customer satisfaction as a KPI.

Pursue profitable growth in new wave markets
In the 2007 financial year, 36% of our revenue was from new wave activities – primarily networked IT services, broadband and mobility – up from 32% in the 2006 financial year.

Develop our global networked IT services capability
Our networked IT services strategy is to reinforce BT’s position as a global player competing alongside the world’s best in selected markets. We continue to develop broader and deeper capabilities around the world. Our portfolio of services includes managed network services, systems integration, IP infrastructure, CRM (customer relationship management), security applications, managed mobility, hosting and outsourcing.

BT Group plc Annual Report & Form 20-F     9

Report of the Directors Business review

Broadband at the heart of BT
In the 2007 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband. At 31 March 2007, we had 10.7 million broadband lines including LLU (local loop unbundling). In the highly competitive retail market, our market share of consumer and business DSL (digital subscriber line) and LLU broadband connections in the UK was 34%. With 3.7 million broadband connections including PlusNet, we are now the UK’s most popular broadband retailer (including cable).

Create convergent mobility solutions
In a convergent world, individuals and businesses increasingly need to connect and communicate wherever they happen to be, using whatever device they choose, and we offer a range of mobility services in both the consumer and business markets.
     In the 2007 financial year, group mobility revenues were £294 million. The emphasis was increasingly on new services that give customers the best of fixed and the best of mobile communications, either combined in a single handset or bundled together in a compelling offer. At 31 March 2007, we had a total of 314,000 mobile connections in the UK (both GSM and our new, intelligent fixed/mobile service, BT Fusion). In addition, we manage around 100,000 connections on behalf of large enterprise customers, the majority of which are outside the UK.
     The number of customer minutes on BT Openzone (our public wireless broadband service) grew by 60% in the 2007 financial year compared with the previous year.

Defend our traditional business
Although we continue to face challenges in our traditional markets as a result of competition, a shift in our customers’ buying patterns and a tough regulatory regime, we aim to defend our traditional business – mainly calls and lines – while offering customers new, next-generation services.

Active voice customer (customers who generate voice revenue) losses in the 2007 financial year were the lowest for more than three years in spite of intense competition from other providers packaging calls with broadband. This reduced rate of loss was driven by a range of price reductions and by encouraging customers to sign up for our innovative pricing packages.

Transform our networks, systems and services
for the twenty-first century
Our strategy is to build innovative and versatile networks that will be a platform for rapid delivery of new services and simultaneously transform the customer experience and enable us to operate ever more cost effectively. Our 21CN (twenty-first century network), for example, is helping to define communications networks for the future and we are investing in an innovative flexible systems infrastructure throughout BT.

Our UK network
BT has the most comprehensive fixed-line communications network in the UK, with around 5,600 exchanges, more than 700 local and 100 trunk processor units, more than 120 million kilometres of copper wire and more than nine million kilometres of optical fibre, and the most extensive IP backbone network in the UK. The network services we provide include frame relay, ATM (asynchronous transfer mode) and IPVPN (internet protocol virtual private network).

Our global reach
We have one of the broadest IP-enabled networks in Europe and our network-based services extend to and across North and South America and the Asia Pacific region.
     At 31 March 2007, our flagship MPLS (multi-protocol label switching) network service provided coverage and support to over 100 countries from more than 1,300 points of presence. Our MPLS revenue grew by 31% during the 2007 financial year to £556 million.
     Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.

Create long-term partnerships with our customers
We believe that our relationships with our customers are key particularly in a market experiencing major transformation. Understanding customers’ needs and responding to them flexibly, comprehensively and with insight is critical in helping to differentiate us from our competitors. That is why we aim to put the customer at the heart of everything we do – strengthening that relationship and building trust and delivering what we promise. This is encouraging customers to move from short-term contracts based on individual transactions, to longer-term arrangements under which they sign up for packages of services.

OUTLOOK
Our performance underpins our confidence that we can continue to grow revenue, EBITDA before specific items, earnings per share before specific items, and dividends over the coming year.
     We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business. In addition, taking into account the group’s net debt level and strong cash flow generation, we have decided to introduce a new £2.5 billion share buy back programme, while increasing dividends and investing in the growth of the business. We expect this buy back programme to be completed by 31 March 2009. We seek to maintain a solid investment grade credit rating and will continue to invest for the future and, with an efficient balance sheet, further enhance shareholder value.

10     BT Group plc Annual Report & Form 20-F

LINES OF BUSINESS
BT Global Services
BT Global Services’ target market is the top 10,000 multi-site organisations, both overseas and in the UK, including major companies with significant global requirements, together with large organisations in target local markets.
     In the 2007 financial year, BT Global Services revenue increased by 4% to £9,106 million. New wave and non-UK revenue increased by 8% and traditional revenue declined by 9%. New wave and non-UK revenue accounted for 79% of total revenue, compared with 76% in the 2006 financial year.
     The continued migration of our customers from traditional voice and data services to networked IT services and managed solutions enables us to build closer, high-value relationships with these customers, helping them to manage their businesses more effectively and gain competitive advantage in their markets. Such relationships will, we believe, deliver long-term, profitable revenue, more than offsetting the decline in our traditional business revenue.
     As well as local, national and international communications services and higher-value broadband and internet products and services, we offer a comprehensive portfolio of networked IT services focused on messaging and conferencing, CRM, convergence, outsourcing and security. We also offer consultancy services to help organisations understand network performance, operate their networks and applications efficiently and transform their businesses.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres around the world using a combination of direct sales and services capabilities and strategic partners.
     BT Global Services is an increasingly global operation. Although it currently generates most of its revenue in the UK, the US and Western Europe, we are anticipating strong growth in the Asia Pacific region, particularly in India where, in the 2007 financial year, we obtained both national and international long- distance licences through our venture, BT Telecom India. Markets in Japan and China will also become increasingly important. In the 2007 financial year, BT Global Services experienced particularly strong revenue growth of over 30% in the Asia Pacific region.
     The revenue growth that we have experienced in Italy in recent years is a good illustration of the success of our global strategy. Thanks to a mix of both organic and inorganic growth, we are now one of the main competitors in the Italian business market.

Networked IT services
In recent years, we have developed a track record of winning and delivering complex, large-scale networked IT services contracts for large business customers and other organisations – including the public and government sectors – around the world. We have shown that we have the experience and expertise to help our customers succeed in a world in which business applications are increasingly being networked and networks are seen as increasingly vital to productivity and competitive advantage.
     BT is proving to be a world leader in delivering networked IT services through, for example, our work for the NHS National Programme for Information Technology, which is helping to transform the lives of doctors, nurses and patients across England by delivering new computer systems and services to improve the way patient information is stored and accessed.
     In January 2007, N3 – the national broadband network that we are building for the NHS – reached 18,000 connections in England, two months ahead of schedule. We are also more than two-thirds of the way to completing the Scottish N3 network. These networks provide NHS professionals with fast and secure access to health applications, enabling them, for example, to obtain patient records and images rapidly and reliably at significantly lower cost. At the end of March 2007, the N3 network was voice-enabled, which will further reduce the cost of telephony services and bring enhanced communications between NHS sites.
     In London, where we are implementing new IT systems for the NHS across the capital, we have delivered capability to over 50% of trusts and completed our rollout of picture archiving communications systems to 21 trusts. These systems enable images such as X-rays and scans to be stored, displayed, transmitted and archived electronically rather than being printed onto film, and will bring considerable benefits to both patients and NHS staff.
     In the 2007 financial year, we also completed the most complex and challenging software upgrades so far on the national database and messaging service known as the Spine, creating the infrastructure and software to support the rollout of the NHS Summary Care Record Service, which will give healthcare staff faster, easier access to reliable information about patients.
     In August 2006, we began the deployment of one of the world’s largest IP converged private networks for the Department for Work and Pensions (DWP), under an agreement signed in December 2005. The DWP is one of BT’s three largest central government clients and the contract – which runs until March 2011 – is worth £740 million over its lifetime.
     In the 2007 financial year, we secured networked IT services orders (in the UK and around the world) worth £5.2 billion. This included the following significant contracts:

Date	Contract

May 2006	We were awarded a three-year extension to our existing outsourcing contract with Unilever. The deal, which is worth around an additional £270 million, means that we will continue to deliver voice, data and mobile services globally to Unilever until 2012.

July 2006	We reached agreement with Dutch electronics giant Philips on a five-year contract to provide a fully managed solution for data, voice, conferencing and mobile communications services in over 40 countries in EMEA (Europe, the Middle East and Africa). We will manage Philips’ MPLS-based data transport services within EMEA, together with voice services, managed mobility and certain metropolitan area networks, in addition to providing global data access services, including security services and firewalls, IP address management and conferencing services.

September 2006	We signed a seven-year managed services agreement with PepsiCo Inc to provide and manage an integrated portfolio of data, LAN (local area network), security, conferencing, remote access and internet services to support the IT requirements of PepsiCo’s international division. Under the terms of the contract – which covers more than 900 locations in over 60 countries – BT will migrate these services to a state-of-the-art, high-speed, IP-based global MPLS infrastructure.

October 2006	We announced a contract with Alliance & Leicester to transform its telecommunications infrastructure into a single, fully managed, converged network for both voice and data communications.

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Date	Contract

December 2006	We signed a £322 million deal with Liverpool City Council for a further five years to 2017. We will continue to invest in new technology and new ways of working to deliver additional benefits across a range of council services. This new deal increases the lifetime value of the contract to more than £825 million.

February 2007	We announced that we were signing a strategic agreement with Credit Suisse, worth over £575 million, to provide a broad package of mobile and internet technologies and advanced connectivity services which will enhance its operating efficiency as an integrated global bank. The contract is initially for five years and will be delivered in partnership with Swisscom to address requirements across Credit Suisse’s enterprise and financial trading environments, with an additional focus on jointly creating service innovations.

March 2007	With our partner Liberata, we signed a deal to become the private sector strategic partner to Sandwell Metropolitan Borough Council in the West Midlands.
BT/Liberata will build a new regional business centre in Sandwell to run a range of IT and core business services for the council, attract new business to the borough and create jobs. The contract is valued at almost £300 million over 15 years.

     We also continue to build relationships with key industry players in order to enhance the abilities of all parties to deliver networked IT services. Examples of such successes are:

October 2006	Capgemini transferred a substantial portion of its European Networking Infrastructure Services (NIS) operation to BT. As part of this, we have taken on approximately 250 people employed in Europe and are now responsible for providing NIS services to Capgemini customers. The deal is for ten years.

November 2006	We were selected as a sub-contractor to Atos Origin to deliver a managed network service for the Department for Constitutional Affairs. The contract is worth £96 million over seven years. As the network services sub-contractor, we will be responsible for migrating three existing networks to a single, secure, resilient MPLS network.

February 2007	HP and BT announced that they had signed seven-year outsourcing contracts with Anglo American worth in total around US$450 million. Under the contracts, BT and HP will jointly manage the company’s global voice services, data centre operations and end-user workplace environment. A core part of the agreements is a transformation programme to create an integrated global IT infrastructure to support Anglo American’s strategy for growth.

     Networked IT services revenue for BT Global Services for the 2007 financial year was £4,048 million, an 8% increase compared with the 2006 financial year.
     We continue to feature prominently in reviews of business capabilities. Gartner, for example, publishes a quarterly assessment of network service providers ranked by their ability to execute and their completeness of vision. In the latest Gartner’s assessment (Magic Quadrant Report of Pan-European Network Service Providers), BT Global Services is ranked top for both. ‘BT’s broad service portfolio, large presence and range of engagement models make it a candidate for most types of organisations with pan-European networking needs.’ According to specialist researchers, Forrester, ‘There are only a handful of international network operators that can provide complex ICT solutions that include global WAN (wide area network) services. BT stands firmly among them.’

BT Retail
In addition to serving consumer customers in the UK, BT Retail also has responsibility for:

•	small and medium-sized businesses in the UK
•	BT’s activities in Ireland
•	a number of discrete enterprises, such as BT Conferencing, BT Directories and dabs.com.

     Revenue in the 2007 financial year was £8,414 million, compared with £8,507 million in the 2006 financial year. Revenue grew year on year in the final two quarters of the 2007 financial year – the first time in four years.

     At a time when convergent, new wave products and services are radically reshaping the communications industry, customers of all kinds have more choice than ever before. However, more choice can also mean more complexity and more confusion and, consequently, the possibility of customers missing out on the benefits. BT Retail aims to offer customers straightforward and complete services that compete on value not price, backed by levels of customer service that differentiate us from our competitors. And this applies as much to traditional services such as telephone calls as it does to new broadband and mobility services.

Consumer customers
At 31 March 2007, we had more than 16.2 million UK consumer customers with around 19.3 million residential customer lines (voice, ISDN (integrated services digital network) and broadband). In the 2007 financial year, consumer revenue declined by 3% to £5,124 million, primarily reflecting the impact of CPS (carrier pre-selection) and WLR (wholesale line rental). However, the rate of revenue decline has been slowing and ARPU (average revenue per user) is strong.

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     In the consumer market we aim to provide customers with a range of services that help them communicate more effectively, access entertainment and manage their lives. By increasing revenue from broadband, mobility and internet services, we intend to reduce further our dependence on revenue and profit from traditional, fixed-line voice services. We also aim to maximise the returns from our traditional business and defend market share vigorously, through service offerings backed by innovative marketing and excellent quality of service.

New wave services for consumers
Consumer new wave revenue grew by 34% to £858 million in the 2007 financial year, driven principally by broadband. Residential broadband customers increased by 32% to 2.8 million.
     BT offers a family of broadband packages designed to meet the diverse needs of our customers, simply and cost effectively in a highly competitive market. We believe that the broadband experience is about much more than having basic access to the internet; customers want their broadband connection to offer a range of exciting content and secure, robust services as standard, without having to pay extra for these features.
     In June 2006, we launched BT Total Broadband, a comprehensive broadband package offering download speeds of up to 8Mb and giving customers free internet voice calls, free video calls and a suite of security software, all brought together through the BT Home Hub. Customers have the choice of three options and can enjoy ultra-fast download speeds and free evening and weekend UK voice calls with our BT Broadband Talk service.
     BT Total Broadband also includes 250 free BT Openzone Wi-Fi minutes a month, giving customers access to thousands of BT Openzone hotspots. At 31 March 2007, 2.4 million of our residential broadband customers had signed up for BT Total Broadband, more than half of whom had opted for our premium packages.
     Combined with the BT Home Hub – a device that connects wirelessly to PCs and other broadband devices – BT Total Broadband enables customers to experience the full range of broadband services at home or when out and about.
     With the launch of BT Vision in December 2006, we are helping to define next-generation television, which is made possible by the convergence of digital broadcast TV and broadband technology. Customers are now able to watch what they want, when they want. BT Vision, which does not require a regular monthly subscription, is the first widely available TV service of its kind. The service is delivered via a new set-top box – the V-box – which contains a personal digital recorder able to store up to 80 hours of content, and pause or rewind live TV.
     In December 2006, we announced that BT Vision customers will have access to live FA Premiership and Scottish Premier League football from the beginning of the 2007/08 season. Under an agreement with leading pay TV sports broadcaster, Setanta, BT Vision will carry 46 live Premiership games a season. The fact that BT Vision already had the rights to 242 ‘near live’ Premiership games means that 75% of all Premiership games will be shown in full. Customers will also be able – via BT Vision’s replay TV service – to access a selection of terrestrial programmes released in the previous week. Other content deals have been signed with a wide range of leading entertainment companies, including Warner Brothers, Disney, Universal Pictures, Dreamworks, Channel 4, HBO, BBC Worldwide, Paramount, Warner Music Group, EMI, Universal Music, Sony, BMG and the History Channel and the National Geographic Channel.

Convergent services for consumers
We are also playing a lead role in the development of internet telephony or VolP (voice over IP). In January 2007, we achieved the milestone of one million registered consumer customers for our VoIP services – BT Broadband Talk and BT Softphone – six months ahead of schedule. BT Broadband Talk enables customers to make and receive broadband calls using an ordinary phone; BT Softphone is for users making calls over their PCs. Both services offer high-definition sound. At 31 March 2007, the two services had 1.4 million customers.
     In the consumer mobility market our strategy is to build a foundation for the delivery of fixed/mobile convergent solutions.
     BT Fusion (launched in June 2005) is the world’s first intelligent mobile service that switches calls to a BT broadband line when the user is at home, offering customers the convenience of mobile in combination with the cost and quality advantages of a fixed-line phone. BT Fusion brings with it a range of mobile services including text and picture messaging. In January 2007, we launched BT Fusion Wi-Fi handsets. Users of

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this service can make calls at home or out and about at our BT Openzone hotspots at substantially reduced cost.

Value-added services for consumers
Because we believe that customers want hassle-free access to new services, we are increasingly offering a range of value-added services designed to make their lives easier. Essentially, these services cover three areas: support, security and entertainment.
     BT Home IT Advisor, for example, is a one-stop advice and support service for broadband customers, giving them a single point of contact with a team of highly trained advisors, dedicated to providing comprehensive support for their PCs, networks, applications and up to 20 devices. The service can even create a ‘virtual engineer in the home’ by enabling an advisor to access a customer’s computer remotely in order to troubleshoot a problem. Customers can either choose to pay a monthly fee and use the service as often as they like, or they can select a pay-as-you-go option. At 31 March 2007, almost 40,000 customers were paying a monthly subscription to BT Home IT Advisor.
     The BT Home IT Visit service takes the principle of domestic IT support a step further. Customers are offered a house visit from a specialist BT engineer who can give advice and guidance on a range of computer matters, from installing software to setting up a wireless network or connecting digital devices such as cameras and MP3 players.
     Our computer security products include BT Net Protect, which offers anti-virus and firewall security products and BT Digital Vault, an online data back-up and storage facility.

Traditional services for consumers
We continued to develop the services we have traditionally offered in order to make them more attractive to consumers.
     In August 2006, following a widespread review of telephone tariffs, we cut the prices of BT Together Options 2 and 3 by almost one third. We also offered a year’s free UK evening and weekend calls to all customers who signed up to one of these options packages for 18 months. At 31 March 2007, three million customers had signed up for BT Together Options 2 and 3, and 68% of consumer revenue was under contract. From October 2006, we cut the cost of calling many non-geographic numbers and since January 2007 have been offering all our customers who opt for paperless billing a reduction in their monthly rental.

     At 31 March 2007, over seven million customers had signed up for BT Privacy, a caller display service which enables customers to preview incoming call numbers and filter out unwanted calls – up 90% on the 2006 financial year. All BT Privacy customers can be added to the Telephone Preference Service register which filters out most unsolicited marketing calls.
     At 31 March 2007, we had almost 500,000 customers registered on BT Text – the text-to-speech service that enables users to send and receive texts on their home landline phones.
     Since autumn 2005, almost three million customers have registered to have their Friends & Family calling circle automatically updated to ensure that the numbers they dial most frequently attract maximum discounts.

Business customers
At 31 March 2007, in the UK we had around 1.5 million business customers, with around eight million exchange lines.
     In the SME (small and medium-sized enterprises) market (typically companies with up to 500 employees), our strategy is to provide customers with converged IT and communications services that help them to manage their businesses more simply and efficiently. By providing innovative communications solutions and new levels of support to our business customers, we believe that we can help them to gain competitive advantage in their markets.
     Overall in the SME market during the 2007 financial year, revenue grew by 1% to £2,353 million. 29% of revenue was from new wave activity, compared with 23% in the 2006 financial year.

New wave and value-added services for business and major corporate customers
Broadband is increasingly critical to the success of small and medium-sized businesses and BT Business Broadband remained the leading internet service provider for SMEs in the UK.
     In the 2007 financial year, broadband revenues in the business sector grew by 14% and 48% of new business broadband customers had contracts for a minimum of two years. At the end of the 2007 financial year, we had around 700,000 business broadband customers.
     However, businesses need more than basic broadband access – over 95% of our broadband sales are now made with value-added services attached.
     Our BT Business Broadband Voice service is demonstrating the possibilities of VoIP for businesses. At 31 March 2007, we were signing up around 2,000 new BT Business Broadband Voice customers a week.
     BT Business IT Support Manager enables business customers who want help installing BT Business Broadband to book an engineer to visit their premises and/or provide after-sales support. At 31 March 2007, more than 23,000 PCs were supported in this way.
     BT Business IT Manager gives SME customers the equivalent of their own IT manager at a fraction of the cost. Customers can choose the level of service that suits their business, ranging from advice over the phone or the remote running of software applications to help with installing PCs and networks and developing more complex, long-term solutions.
     In January 2007, we launched BT Business Total Broadband, a comprehensive broadband package designed specifically for SMEs. In addition to download speeds of up to 8Mb, BT Business Total Broadband customers get a free BT Broadband Voice additional line offer, which gives capped UK and international calls over the internet, and security software, including anti-virus and firewall applications for all office PCs. BT Business Total Broadband offers Option 2 and 3 customers 250 free BT Openzone wireless minutes a month, along with the Business Essentials package which is designed to make it easier for SMEs to run their business. The package includes ten Business Email Lite mailboxes, 20Mb of webspace and access to

14     BT Group plc Annual Report & Form 20-F

BT Workspace Lite, which enables everyone in the business to store, access and share information. Customers also have the support of a free, dedicated helpdesk, 24 hours a day, seven days a week.

Converged services for business and major corporate customers
In the mobility market, our strategy is to integrate traditional fixed, mobile and IP services to offer a single communications solution to our customers – through commercial packaging and through the exploitation of technological convergence. In addition, we provide a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services.
     During the 2007 financial year, we launched a number of new services designed to integrate business and corporate customers’ fixed and mobile communications services, including BT Fusion Wi-Fi for Business – a single mobile device, designed for the SME market, which offers a two-way handover between Wi-Fi and mobile telephony. The benefits include high-speed access to business applications, free access to all fixed and mobile messages stored in one place and cheaper call rates.
     In April 2007, we launched BT Office Anywhere, a service that gives users the functions of a Windows PC but in a smartphone small enough to fit in the pocket. Because, unlike other smartphones, it comes with VoIP, BT Office Anywhere also offers free hour-long internet phone calls to UK landlines, plus capped calls to UK mobiles and international landlines from BT Openzone Wi-Fi hotspots in the UK and Ireland, from home and office networks, and from around the globe wherever users have access to a compatible wireless network.

Traditional services for business customers
At 31 March 2007, BT Business Plan had almost 600,000 locations, up 16% on the 2006 financial year, and accounted for 57% of call revenues from business customers.
     Customers of BT Business Plan (excluding the lite option) can also sign up to receive BT Assurance Plus, free of charge. The benefits of BT Assurance Plus include: the fixing of any problems the next working day, including Saturday; a dedicated support team and a Freefone fault reporting number; and the option of call diversion to a mobile phone, another fixed line or a personalised mailbox.

Convergent services in the wider community
Increasingly, we are extending the power of convergent broadband and mobile services out of the home and office and into the community more widely. BT Openzone is one of the leading providers of Wi-Fi services in the UK and Ireland. We operate our own network of high-quality sites, which include hotspots at Thistle, Ramada Jarvis and Hilton hotels, main train stations, British Airways lounges, BAA airports and RoadChef and Welcome Break service stations – and offer more wholesale and roaming connections than any other UK Wi-Fi network operator. BT Openzone offers customers a high-speed, wireless broadband connection over which they can access the internet to work, talk or play. At 31 March 2007, our BT Openzone customers had access to around 10,000 hotspots in key locations in the UK and Ireland and more than 40,000 globally.
     We are also leading the way in building ‘wireless cities’ throughout the UK, in order to ensure that local residents, businesses, tourists and local government employees are always best connected, wherever they are, whatever they happen to be doing and whatever device they happen to be using. In May 2006, we announced the creation of our wireless cities programme, which committed us to Wi-Fi enabling 12 cities by the end of March 2007. We achieved this ahead of schedule.
     In December 2006, Ofcom published a consultation document setting out its proposals for the award of available wireless spectrum at a frequency ideally suited to the provision of wireless broadband services, including those outside the home and office. This award will be made through an auction which could take place in late 2007. We believe it is important for the UK that this spectrum is developed for wireless broadband services and new applications, as is happening in many other parts of the world.

Enterprises
BT Enterprises consists of six businesses – BT Conferencing, BT Directories, BT Payphones, BT redcare (monitoring and tracking facilities), BT Expedite (a specialist retail division offering store integration solutions and services) and dabs.com – which build on BT’s existing strengths to generate innovation and growth in a range of communications-related markets. Revenues in the 2007 financial year were £710 million, up 32% on the 2006 financial year.
     BT Conferencing, for example, is now the number one conferencing service provider in Europe. It has 300,000 customers around the world for its comprehensive portfolio of audio, video and internet conferencing services and products, backed up by high quality service and support.
     dabs.com, a leading internet-based retailer of IT and technology products, is a key part of our strategy to strengthen our online sales and services capabilities in both the consumer and SME markets. (See Acquisitions and disposals in the 2007 financial year on page 19) dabs.com has a product portfolio of around 15,000 lines from the world’s leading manufacturers, including HP, Canon, Toshiba, Sony, Fujitsu Siemens, Microsoft and BT. During the 2007 financial year, revenue from dabs.com grew by 18%.

BT Ireland
BT has a long track record in Ireland, North and South, where we have successfully run two separate operating units for a number of years. In the 2006 financial year, we merged these two divisions to create BT Ireland – a single, integrated business serving the whole of Ireland. Our vision for this business is to become the leading provider of networked IT and converged IP services on the island of Ireland. In the 2007 financial year, BT Ireland generated revenues of £738 million.
     BT Ireland operates across four principal markets – consumer, business, major business and wholesale – delivering innovative broadband packages and complex IT services to customers, large and small.

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BT Ireland was recently named as the second largest IT services company on the island with a strong focus on managed and converged solutions. In the financial services sector, for example, it supports 13 of the 16 largest Irish and international companies.
     BT Ireland also has a significant wholesale business, supporting other leading operators, fixed and mobile. Further growth comes from infrastructure and transmission solutions including, for example, the build and management of Hutchison’s 3G network in Ireland.
     In the consumer and SME markets, we are positioned as one of the leading players in Northern Ireland and one of the leading alternative providers in the Republic of Ireland, offering competitive broadband and added value services.

BT Wholesale
BT Wholesale is evolving into a leading provider of innovative business solutions. Our 21CN programme is replacing the existing network and will provide the platform to offer a seamless customer experience. The 21CN will provide the opportunity for our communications provider customers to develop new and compelling consumer products.
     In the UK wholesale market, we provide network services and solutions to over 700 communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers. We interconnect with more than 180 other operators, as well as carrying transit traffic between telecommunications operators.
     In the 2007 financial year, revenue from our wholesale activities increased by 3% to £7,584 million.
     New wave revenue was £1,097 million, up 17% on the 2006 financial year. This increase was driven by the continued growth of broadband as well as a strong emphasis on building innovative network solutions.
     We have a long and successful tradition of delivering network-based connectivity to the carrier and intermediate telecommunications markets throughout the UK. We have a number of agreements with service providers and mobile operators to upgrade their IP capability. In addition, we have used our expertise and geographic reach to provide bespoke data housing solutions.

Deliver on broadband
At 31 March 2007, 5,558 exchanges had been upgraded, making broadband available to more than 99.9% of the UK’s homes and businesses. When, in April 2002, we first set targets for broadband penetration in the UK, there were under 150,000 DSL connections, and exchanges covering just 66% of the population had been upgraded for broadband. Including cable customers, over 50% of all UK homes subscribe to broadband.

We continue to look for commercially viable ways of bringing broadband to those customers for whom availability remains an issue. We continue, for example, to explore the feasibility of installing broadband equipment at locations closer to the customer than the BT exchange, as well as the possibility of delivering broadband over existing fibre cables. As a demonstration of our commitment to delivering higher-speed broadband to UK consumers, 74% of wholesale broadband lines were at least 2Mb at 31 March 2007 compared with 59% a year earlier.
     We are now conducting in-house trials of broadband speeds of up to 24Mb. By continually upgrading exchanges across the UK to support this service, we are providing the UK market with a stable, high-speed broadband service with the widest national coverage in the world.
     In addition, we have enhanced broadband line stability to ensure that customers can run more bandwidth-hungry applications, including video, gaming and music downloads, at the same time as sending/receiving e-mails and surfing the internet.

Managed network services
In September 2006, Vodafone UK signed an agreement with BT, to buy DSL broadband and fixed-voice capacity from us in a move which gave it immediate nationwide coverage, rather than installing its equipment in our exchanges.
     By opting for the BT IPStream product, Vodafone UK is able to provide a broadband service to its customers without the need to invest in its own fixed-line network. As part of this deal, we are managing the service end-to-end and incorporating functions such as customer service and billing operations. Vodafone UK’s service, Vodafone at Home, was launched in January 2007.
     From May 2007, the charge for BT IPStream was reduced by up to 9%, with a second round of price reductions planned for January 2008. There will also be opportunities for further savings for communications providers at high-density exchanges – the current scheme, which covers 561 exchanges, will be extended to 1,016. BT DataStream customers will also have opportunities to benefit from this enhanced rebate scheme.

Mobility for wholesale customers
In the 2007 financial year, we saw continued growth in the UK wholesale mobility arena – increasing the volume and value of wireless-originated traffic over our network.

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A key element of our wholesale mobility offering is BT Movio, a service that delivers digital broadcast television and radio to mobile handsets over the DAB (digital audio broadcasting) spectrum. The first mobile operator to re-sell the BT Movio service is Virgin Mobile.

Traditional services for wholesale customers
At the same time as growing our new wave business, we continued to implement our strategy of defending our traditional business – selling a wide range of capacity and call-based products and services, including regulated interconnect services and new, non-regulated products and services. We maintained our focus on the cost reduction opportunities that arise as our business changes.

Twenty-first century network
We believe that our 21CN programme is the most ambitious business transformation programme in the global telecommunications industry today and one of the largest ever investments by a private sector company in the UK’s infrastructure.
     An end-to-end, next-generation IP network, 21CN provides the platform to transform the customer experience by ensuring that the delivery of converged services is fast, efficient and highly cost effective. It will bring new voice, data, broadband and multimedia services to businesses and homes quicker than before, and give customers more control over the way they use these services. And it will enable us to rationalise and transform our services portfolio.
     In November 2006, the first customers, in the village of Wick, near Cardiff, were moved onto the 21CN infrastructure for live running. This was the first stage of a rollout programme, which anticipates that around 350,000 voice lines and around 80,000 broadband lines in South Wales will be moved onto 21CN by the end of 2007. To achieve this milestone, we designed and built the largest network testing facility in our history; rebuilt around 20% of the UK’s national telecommunications infrastructure; installed 21CN equipment at more than 100 sites around the UK; and laid more than 2,300 kilometres of fibre optic cable. We also invested more than 1,500 man-years in developing new IT systems to support the new network.
     During the 2008 financial year, we plan to increase the pace of investment and operational activity to prepare for the national migration of customers to the new network. The plan is that the full, national rollout of 21CN will be substantially complete by the end of the 2011 financial year.
     We have also set up a 21CN global venture which will enable us to market the experience we have acquired of designing, building, testing and delivering networks on the scale of 21CN to other network operators around the world. The services we offer range from consultancy to design and build.
     We are committed to building open, transparent and inclusive relationships with the rest of the industry and launched Consult21 in the 2005 financial year in order to promote a shared understanding of the 21CN vision and the progress we are making towards it. Since then, many of our wholesale customers have contributed on a regular basis to this major industry consultation process.

Openreach
Openreach was established in January 2006. Following a strategic review of the telecommunications market by Ofcom, BT undertook to put responsibility for our access network in the hands of one distinct organisation within the BT group that would offer communications providers – including other BT lines of business – fair, equal and open access to the crucial first mile of network and underpin the future development of the industry.
     Openreach now provides services to around 400 communications providers in the UK, connecting millions of end users’ premises to their telecommunications networks by fixed-line local and backhaul connections.
     At the heart of Openreach’s operations are the 20,000 field engineers who install, repair and upgrade lines, ensuring that households, offices and other premises have reliable local access to the telephony, internet and other services offered by their communications providers.
     For the 2007 financial year, Openreach reported for the first time as a separate line of business. Revenues were £5,177 million, driven by strong market volume growth, which more than offset the impact of a price reduction for WLR (wholesale line rental).

Equivalence Management Platform
The EMP (equivalence management platform) was established in June 2006 and is the largest IT capability of its kind in the UK telecommunications industry. The EMP is the transactional platform that will underpin all Openreach’s interactions with communications providers. It was designed to deliver service with a greater degree of automation, processing up to 100,000 orders a day and with the capacity to carry out up to 60,000 line checks an hour.

Products
Wholesale Line Rental
WLR, which enables communications providers to offer telephony services with their own brand over BT’s network, currently generates around two-thirds of Openreach’s revenue. We anticipate that this will decline as customers increasingly migrate to LLU. In December 2006, Openreach achieved a significant milestone by placing the first live order for its new WLR capability, WLR3 (wholesale line rental analogue), on an equivalent basis via the EMP.
     At 31 March 2007, Openreach was providing more than 23 million WLR lines to BT lines of business and over 4.2 million to other communications providers. Of the lines provided to other communications providers, over 3.5 million were WLR analogue lines (up 46% on the 2006 financial year) and 689,000 were WLR digital lines (up 52% on the 2006 financial year).

Local Loop Unbundling
LLU, which enables communications providers to use the Openreach lines connecting BT exchanges to end users’ premises and to install their own equipment in those exchanges, is another key Openreach product.
     There are two types of unbundled line:

•	a fully unbundled line gives other communications providers the exclusive use of the copper line
•	a shared access line only gives other communications providers the use of the high-frequency channel used for broadband – the line will also be used by the customer’s fixed-line voice provider.

           In February 2007, we achieved the milestone of 1.5 million non-BT communications providers’ unbundled lines, an increase of 640% since Openreach was created. Combined with BT’s use of unbundled lines, this brought the total to 10.7 million (BT lines of business – 8.8 million; non-BT customers – 1.9 million) in the UK as at 31 March 2007, with 21 communications

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providers (operators with more than one line) providing unbundled services from 1,512 local exchanges and Openreach fulfilling more than 55,000 LLU orders a week.

The 1.5 million line milestone was critical because, in Ofcom’s view, it represented the appropriate level of competition to enable BT to announce plans to reduce our wholesale broadband prices – offering communications providers a cost-effective alternative to LLU.

Ethernet
Openreach continues to develop a comprehensive portfolio of Ethernet products to support backhaul and access services for LLU operators and a growing number of other communications providers.

Equivalence
The Undertakings completed in the 2007 financial year included some major product deliveries – the launch of LLU and Ethernet products on an equivalent basis and the separation of management information systems were the most significant from our customers’ point of view. Further Undertakings remain to be implemented between now and 2010. (See BT’s Undertakings under the Enterprise Act, on page 21)

Network investment and service performance
Service involves more than reactive provision and repair activity; it also includes reinvigorating the access network infrastructure – improving the health of the network leads to improved reliability, enhanced service standards and reduced cost.
     In the 2007 financial year, Openreach invested significantly in the installation of new network components, focused on improving the quality of individual workmanship and concentrated on identifying and upgrading the worst performing parts of the network. This led to a decrease in the number of access network faults, while the number of high-bandwidth services provided continued to increase.
     Peaks in demand caused by serious weather incidents are now resolved more rapidly than they used to be. Our rapid recovery from the extensive damage caused by the January 2007 storms is a good example of the advantages of the move to one distinct organisation managing a fully integrated engineering workforce.
     During the 2007 financial year, around 150,000 network joints were replaced or sealed and 9,000 network black-spots were upgraded. We also removed or replaced 25,000 defective telephone poles and renewed or upgraded 32,000 overhead wires.
     Focusing our repair activities on some of the main causes of faults, we carried out more than 40,000 targeted improvements to local networks.
     Overall activity levels in exchanges rose by 70%, and by 31 March 2007, 655 exchanges had been prepared for 21CN.

Investing in recruitment, training and development
There was a major focus on talent acquisition and accelerated development.
     We recruited 1,100 field engineers during the 2007 financial year and expect to recruit up to 400 modern apprentices in the 2008 financial year.
     We also invested more than £44 million in the training and development of Openreach people. The Openreach Network Health Academy trained around 1,250 managers, for example. By the end of the 2008 financial year, around 8,500 engineers will be trained in fault prevention techniques and over 10,000 frame engineers will be accredited to carry out frames work. In addition to such specialist technical training, Openreach’s employees are required to complete mandatory training to support the BT Code of Practice. There was a concerted drive to ensure that Openreach people fully understood the behavioural implications of compliance.

TRANSFORMING OUR COSTS
We remain focused on financial discipline and on delivering efficiency programmes to generate sustainable cost savings.
     We continue to benchmark ourselves against the best in the industry. In the 2007 financial year, efficiency programmes delivered savings of over £500 million, enabling us to invest in growing our new wave activities and increase our profits.
     A key area of focus has been enhancing the ways in which customers can deal with BT, simultaneously saving costs and improving customer service. Programmes have targeted the cost of failure by, for example, minimising the number of times a customer call is transferred before resolution and reducing the amount of call waiting time through better call routing.
     The number of transactions completed via bt.com rose by more than 90% in the 2007 financial year. And at 31 March 2007, we had over 2.8 million customers receiving e-bills – up 22% in the financial year – over 900,000 of whom do not receive a paper bill – a 90% increase on 31 March 2006.
     We have also been reducing the complexity of our systems and processes. (See IT Support on page 24)
     Other programmes relate to innovative procurement and sourcing and we continue to look at ways of streamlining our organisation and eliminating duplication.
     We also continued to reduce overheads such as accommodation, using buildings more efficiently and introducing flexible working practices. In the 2007 financial year, we vacated around 40 buildings and installed an additional 1,300 flexible workstations which can be shared by multiple users.

IMPROVING CUSTOMER SATISFACTION AND SERVICE
Improving customer satisfaction remains a significant challenge – one that we need to rise to if we are to maintain long-term, mutually rewarding relationships with our customers. This is why our aim in the 2007 financial year was to increase the number of customers who are ‘very’ or ‘extremely’ satisfied with BT by 5%, at the same time as maintaining the improvements in customer dissatisfaction levels we had achieved in previous years.
     In the 2007 financial year, the average score for customers who were ‘very’ or ‘extremely’ satisfied was around 3% higher than in the 2006 financial year; levels of dissatisfaction remained the same.

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Understanding what drives satisfaction is crucial to delivering improvements that will sustain loyal relationships with our customers. During the 2007 financial year, for example, we recruited additional call centre staff and improved our repair and call handling performances. In addition, we launched a number of new services, products and pricing changes designed to improve customer perception of the value for money we offer and how we account manage our relationships with them.
     Much of our training and development activity remains focused on removing any barriers to the delivery of excellent customer service. Our core people engagement initiative, the ‘my customer’ programme, aims to enable all BT people to deliver great customer service through teamwork.
     Looking forward, we aim to drive further improvements through a relentless focus on customer service measures including ‘right first time’ (keeping our promises) and ‘cycle time’ (the speed at which we deliver service).

ACQUISITIONS AND DISPOSALS
Acquisitions and disposals prior to the 2007
financial year
The BT of today was largely created by a radical restructuring of the company in the 2002 financial year. This restructuring involved the UK’s largest-ever rights issue (raising £5.9 billion), the demerger of O2 (comprising BT’s wholly owned mobile assets in Europe), the disposal of significant non-core businesses and assets, the unwinding of Concert (our joint venture with AT&T) and the creation of customer-focused lines of business.
     Our principal acquisition in the 2005 financial year was Infonet, one of the world’s leading providers of international managed voice and data network services, for £520 million, including acquisition costs. Excluding Infonet’s net cash balance, the net value of the deal was £315 million. We also acquired the 74% of Albacom that we did not already own for a total acquisition cost of £131 million. Albacom (now BT Italia) provides data transmission, voice and internet services to the Italian business communications market.
     In the 2006 financial year, we acquired Radianz, the leading financial services extranet provider, from Reuters for a total consideration of £143 million. We also acquired Atlanet, a Fiat subsidiary providing domestic telecommunications services to Fiat and other non-Fiat business customers throughout Italy, for approximately €80 million, further reinforcing our position in the Italian market. During July and September 2005, the conditions enabling BT to redeem the exchangeable bond over our shares in LG Telecom were fulfilled. As a result, virtually all the bondholders exercised their right to convert their bonds into LG Telecom shares, enabling us to dispose of all our shares. The transaction gave rise to a redemption gain of £27 million.

Acquisitions and disposals in the 2007 financial year
During the 2007 financial year, we completed a number of key transactions:

Date	Acquisition

April 2006	We acquired dabs.com, one of the UK’s leading online retailers of IT and technology products.

August 2006	Tech Mahindra, a company in which we now own 35% of the issued share capital, was listed on the Indian national and Bombay stock exchanges, following an IPO (initial public offering). We received proceeds of £25 million for the sale of a 6% stake in the IPO. Tech Mahindra, formally Mahindra BT, provides end-to-end IT services and solutions to the telecoms industry. As at 31 March 2007, Tech Mahindra had a market capitalisation of around £2 billion, valuing BT’s holding at around £700 million.

October 2006	We acquired California-based Counterpane Internet Security Inc. (Counterpane), a leading provider of managed networked security services. Counterpane monitors 550 networks worldwide for multinational and Fortune 100 customers.

November 2006	We made a recommended cash offer for internet service provider PlusNet plc, offering 210 pence per share, valuing the company at approximately £67 million net of cash. In January 2007, the offer was declared wholly unconditional, and PlusNet was de-listed from the Alternative Investment Market in February 2007. Operating since 1997, PlusNet has nearly 200,000 broadband customers.

February 2007	We signed a conditional agreement to acquire i2i Enterprise Pvt Ltd, a Mumbai-based enterprise services company distributing BT Infonet products and services to major Indian and multinational companies. i2i is one of the most innovative providers of enterprise telecommunications services in the fast- growing Indian market.

March 2007	We acquired International Network Services Inc. (INS), a leading global provider of IT consulting and software solutions, based in California. The company has almost 900 employees in 12 countries and has served 75% of Fortune 500 enterprises.

March 2007	We increased our stake in i.Net from 51% to 65.4% through the purchase of a private stake and a voluntary public offer, both at a price of €52.30 per share. i.Net is our Italian hosting and managed security subsidiary, listed on the Italian stock exchange.

     We also completed a number of smaller transactions in the 2007 financial year, including: a joint venture with KDDI to address the growing market for the provision of global managed network services and global outsourcing services to organisations headquartered in Japan; a venture with Jubilant Enpro, part of the Jubilant Group, an Indian conglomerate, to apply for national long-distance and international long-distance licences in India; and the disposal of our full-time satellite broadcast services assets to Arqiva.

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Post-balance sheet acquisition
In April 2007, we entered into a conditional agreement to acquire Comsat International – a leading provider of data communication services for corporations and public sector organisations in Latin America – through its parent company, CI Holding Corporation. Comsat International employs more than 700 professionals with in-depth knowledge of Latin American markets and provides services directly in 15 countries. It has a track record in the delivery of complex projects and the management of network solutions for enterprise, public sector and carrier customers.

REGULATION, COMPETITION AND PRICES
BT operates in an increasingly competitive and dynamic commercial environment, both in the UK and around the world.
     The 2006 financial year saw the most significant change to the UK regulatory regime since BT was privatised when, in response to Ofcom’s strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (the Enterprise Act). These Undertakings were accepted by Ofcom and came into force in September 2005. (See BT’s Undertakings under the Enterprise Act on page 21)
     The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry, with regulation focused on the bottleneck parts of the network, and over time rolled back elsewhere, to the benefit of consumers and others in the marketplace.
     This is mainly being achieved through Openreach’s operations – offering certain products and services to all communications providers in the same way – and through other widespread organisational and systems changes. Since the Undertakings came into force, we have made good progress in delivering our obligations.
      Other regulatory highlights in the 2007 financial year included achieving deregulation in wholesale international services markets, the ending of retail price controls and the ending of our pricing commitments on wholesale calls. Ofcom is currently carrying out a market review of the wholesale broadband access market and is expected to carry out three further market reviews in the 2008 financial year. (See Significant market power conditions)

Regulation in the UK
UK regulation is conducted within a framework determined by various EU (European Union) directives, regulations, and recommendations. This framework is currently under review by the European Commission and proposals for revised EU directives are expected towards the end of the 2007 calendar year, although they are unlikely to take effect in the UK before 2010.
     Our policy is to comply fully with the regulatory framework in which we operate, while competing fairly and vigorously within the rules.

Ofcom
The Office of Communications (Ofcom) was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire communications market. Its principal duties are to further the interests of citizens in relation to communications matters and to further the interests of consumers in relevant markets, where appropriate by promoting competition.
     Regulation takes the form of sets of conditions, mostly laid down by Ofcom under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers which are designated as having a USO (universal service obligation) or, following a review of relevant markets, are found to have SMP (significant market power), which is aligned with the competition law concept of dominance.
     Other more general types of obligations are set out in the Communications Act.

Conditions applying to all providers of electronic communications networks or services
General conditions
The general conditions made by Ofcom under the Communications Act apply to all providers of electronic communications networks or services. Although these conditions are concerned primarily with consumer protection, they also address issues such as general access and interconnection obligations, standards, emergency planning and numbering. A separate condition regulates the provision of premium rate services.

Electronic Communications Code conditions
The Electronic Communications Code applies to communications providers authorised to carry out streetworks and similar activities for network provision. Its application is subject to conditions made by the Secretary of State for Trade and Industry.

Other general obligations
Other general types of obligations contained in the Communications Act include:

•	the payment of administrative charges (broadly the equivalent of licence fees under the old framework)
•	the provision of information to Ofcom when required.

Conditions applying to BT specifically
Universal service obligation conditions
BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider.
     The services covered by the USO are defined in an order issued by the Secretary of State for Trade and Industry. Our primary obligation is to provide a single narrowband connection to the fixed telephone network – which, in addition to voice services, must support functional internet access (dial-up) – to anyone who reasonably requests it.

Significant market power conditions
Ofcom is required by EU directives regularly to review relevant markets and to determine whether any communications provider has SMP in those markets. Where Ofcom finds that a provider has SMP in a market, it must impose such additional conditions as it considers appropriate, as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to discriminate unduly and to notify price changes and obligations relating to regulatory accounting. In some cases, extra obligations such as price controls have also been imposed.
     Following a number of market reviews by Ofcom, BT has been deemed to have SMP in certain fixed telecommunications markets, including all or parts of the markets for: fixed narrowband retail services, fixed narrowband wholesale exchange

20     BT Group plc Annual Report & Form 20-F

lines, call origination and conveyance, wholesale broadband access and wholesale local access.
     During the 2007 financial year, Ofcom determined that we no longer have SMP in any of the wholesale international services markets, and our pricing commitment on wholesale calls ended.
     Ofcom is currently conducting a market review of wholesale broadband access markets and is also planning to carry out market reviews of the leased lines market, and fixed narrowband wholesale services and fixed narrowband retail services, in the 2008 financial year.

BT’s Undertakings under the Enterprise Act
The key Undertakings given by BT are to:

•	establish Openreach
•	deliver equivalence of input for key wholesale products, and increased transparency for others
•	introduce new rules on access to, and sharing of, certain restricted information
•	restrict the exercise of influence by other parts of BT on the commercial policy of both Openreach and parts of BT Wholesale
•	ensure fair access and migration to our 21CN for other communications providers
•	publish and make available to all BT people a code of practice explaining what they must do to comply with the Undertakings
•
create an Equality of Access Board to monitor, report and advise on BT’s compliance with the Undertakings and the code of practice. The EAB was established on 1 November 2005. (The EAB Annual Report 2007 (which does not form part of this report) is available online at www.bt.com/eabreport)

      The Undertakings include a number of requirements – some have specific dates for delivery and others are ongoing. At 31 March 2007, we had met most of the relevant requirements with a few exceptions, two of which the EAB reported as ‘non-trivial’.

Competition
Competition and the UK economy
The growth of mobile telephony over the past decade has been a major factor in shaping the UK’s telecommunications landscape and VoIP has also taken off in the past two years. Mobile now accounts for around 41% of total UK voice minutes. The mobile and fixed-line markets are currently treated as separate and regulated differently.
     Market share was previously modelled using data from internal and external sources. For consistency with the external market and compliance with our equivalence obligations, we are reporting market shares based on the latest available information reported by Ofcom, which is for the period ended 30 September 2006.
     On this basis, BT’s share of the residential fixed-voice calls market (defined as including local, national and international minutes) declined to 53% for the quarter ended 30 September 2006, compared with 58% for the quarter ended 30 September 2005. CPS (carrier pre-selection) has been the main contributor to the loss of share in the fixed-voice market.
     BT had 38% of the market for business fixed-voice calls (defined as including local, national and international) for the quarter ended 30 September 2006, compared with 39% for the quarter ended 30 September 2005. We supplied around 71% of exchange lines in the UK for the quarter ended 30 September 2006, compared with 78% for the quarter ended 30 September 2005, with cable operators being the primary alternative providers.

Competition law
In addition to communications industry-specific regulation, BT is subject to the competition law provisions of the Competition Act 1998 (the Competition Act) in the UK and of the European Community Treaty. Breach of UK or EU rules could lead to fines of up to 10% of a company’s worldwide revenue in its previous financial year and/or claims for damages in national courts. A company may also be ordered to cease an infringing activity. We are also subject to national competition rules in Europe and elsewhere.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT three statements of objection to which we responded, arguing that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision in 2007.

Pricing regulation
Following a review in 2006 of retail price controls covering public-switched telephony services, Ofcom concluded that the retail price control which ended on 31 March 2006 would not be replaced. BT is therefore no longer subject to retail price controls on these services. Other services continue to be subject to price controls:

•
Network charge control: We operate under interconnection agreements with most other operators. Our charges for a range of interconnect services are controlled by Ofcom, under the NCC (network charge control) regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Depending on the degree of competition, charges are cap-controlled each year by RPI minus X for services Ofcom considers unlikely to become competitive in the near future, and safeguard cap-controlled (ie no increases above RPI) for services likely to become competitive. (X is a number specific to a particular market, indicating the permitted change in controlled prices relative to the rate of inflation.) The current NCC period began on 1 October 2005 and will last until 30 September 2009.

BT must notify Ofcom and other operators if it intends to amend existing charges or offer new services.
•
Partial private circuit charge control: PPCs (partial private circuits) are leased lines that BT sells to other network operators. On 1 October 2004, Ofcom introduced a PPC charge control to replace the annual determinations previously carried out by Oftel. The control is a four-year, three-part RPI-X formula covering low and high bandwidth services and equipment.

     Ofcom is planning to carry out a review of the financial framework of Openreach, which will include looking at pricing and costs. The review will start during 2007.

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Non-UK regulation
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.

European Union
Regulation in each country within the EU is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which directives have been implemented vary from country to country and national regulators are working together in the European Regulators Group to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries.
     Following the European Commission’s formal investigation into the way the UK Government set BT’s property rates and those paid by Kingston Communications, and whether the Government complied with European Community Treaty rules on state aid, the Commission concluded that no such state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

Rest of the world
The vast majority of the markets in which we operate around the world are regulated, and in most of these we have to meet certain conditions and obtain licences or other authorisations. The degree to which these markets are liberalised varies widely. Our ability to compete fully in some countries is therefore constrained.
     We continue to press incumbent operators and their national regulatory authorities around the world (including the EU) for cost-related wholesale access to their networks where appropriate.

Other significant changes and issues
Wholesale broadband pricing
We have had discussions with Ofcom about how we might ensure price-related protection for broadband consumers in parts of the UK where wholesale broadband competition is less likely to develop in the next few years. The aim is to balance our need to be competitive in the wholesale broadband market while recognising that emerging LLU operators require a period of stability in order to establish a sustainable business. As a result, we have agreed a series of detailed ceiling and floor pricing commitments for certain mass market wholesale broadband products – BT IPStream and the proposed Wholesale Broadband Connect service. The commitment on price floors ends on 1 July 2009, and on 31 December 2010 for price ceilings.

Funds for liabilities
Under the terms of the Electronic Communications Code, an electronic communications provider with apparatus on or in the public highway is required to make financial provision to cover any damage caused by work it carries out, and for the removal of its network in the event of liquidation or bankruptcy.
     The conditions require the company to provide Ofcom annually with a certificate that, in the opinion of its board of directors, it has fulfilled its obligations to ensure the availability of the required funds. This has been done by BT.

RELATIONSHIP WITH HM GOVERNMENT
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described below, the commercial relationship between BT as a supplier and the UK Government as customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.

LEGAL PROCEEDINGS
BT does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system) auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. We have concluded that it would not be appropriate to make a provision in respect of any such claim.

RESOURCES
Corporate reputation and brand strength
BT has a strong, integrated brand that is widely recognised both in the UK and around the world. According to global branding organisation, Superbrands, BT has the fourth strongest brand in the UK, up from twenty first a year ago. Superbrands, which publishes a list of the leading 500 brands in the UK, judges companies on quality, reliability and distinction.
     Our brand helps to shape our relationships with all our stakeholders, including shareholders, customers, suppliers and employees. It is vital that they all have a clear understanding of what BT stands for, and that all their interactions with us contribute to a consistently positive image of BT.
     As a vital asset, the BT brand needs to be developed, protected and managed with the same rigour that we bring to other assets, both tangible and intangible. And as the world and the markets in which we operate change, so our brand needs to reflect this, becoming more confident, dynamic and forward looking.
     Our vision for BT is to be dedicated to helping customers thrive in a changing world.
     Our mission is to be the leader in delivering converged networked services.
     By ensuring that the services we offer customers are consistently focused on meeting their needs, straightforward and

22     BT Group plc Annual Report & Form 20-F

easy to use, we will help those customers succeed in their business and personal lives.

Our brand values are implicit in our new advertising strap line – Bringing it all together – which captures both what we can do for customers (helping them make the most of the possibilities of converged communications) and our commitment to acting as a single BT team.

Motivating our people and living the BT values
At 31 March 2007, BT employed 106,204 people worldwide – 101,701 in Europe, the Middle East and Africa; 3,688 in the Americas; and 815 in the Asia Pacific region. Our commitment to meeting our customers’ needs means that every one of these employees has opportunities to develop innovative solutions, generate new business, drive efficiencies and experience personal growth.
     Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. Only by living our values will we deliver our strategy, keep our promises to our customers, seize new opportunities in new markets and maximise the return from our traditional business.

Motivating leaders
The quality of leadership in BT is key to the successful delivery of our strategy for transformation and growth. We are focused on ensuring that leaders at all levels understand what is expected of them, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.
     We have, for example, rigorously defined the capabilities we expect our leaders to exhibit and have introduced a 360 degree feedback tool to help them measure their performance. In the 2007 financial year, we conducted extensive research into the capabilities of our leaders to support focused investment in their development.

Engaging and motivating our people
Our annual employee attitude survey was conducted most recently in February 2007 and attracted a 74% response rate (over 78,000 responses). The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, bi-monthly newspaper, regular e-mail bulletins and senior management webchats and webcast briefings.
     We have a record of stable industrial relations and enjoy generally constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union and Connect. We hold regular meetings between management, employee trade union representatives and other groups of employees in order to ensure that their views are taken into account in any decisions affecting employees’ interests. We also operate a pan-European works council (the BTECC). Our Chief Executive and other senior executives have regular meetings with the BTECC and other employee representatives.

Rewarding and recognising achievement
We continued to provide our employees with opportunities to acquire a stake in the company. Under the BT Employee Share Investment Plan (ESIP), BT can provide free shares to employees and employees can buy shares in BT from their pre-tax salaries.
     In the 2007 financial year, £25 million was allocated to provide free shares to employees under the ESIP. Employees outside the UK received the same award of shares where practicable; otherwise, they will receive cash equivalent to the value of the shares. This allocation of profits was linked to the achievement of corporate performance measures determined by the Board. From the 2008 financial year, the award of free shares under the ESIP will be replaced by free BT Total Broadband Option 3 for all BT employees in the UK.
     Employees can also buy shares at a discount under our savings-related share option plan.
     More than 93% of eligible employees participate in one or more of these plans.

Learning now and in the future
We believe that people, particularly at the start of their careers, will increasingly want to work for companies that commit to the long-term development of their employees.
     Our successful company-wide re-accreditation to Investors in People in February 2005, first achieved in 1998, demonstrates our continuing commitment to the effective alignment of our communications, training and development with our business strategy.
     We have created a learning governance model to ensure our learning and development objectives and practice align with the key strategic objectives of the business. Senior learning and development representatives form the Learning Council, a body which provides strategic and operational guidance for the whole of BT to ensure that all learning and development activity is co-ordinated across all lines of business.
     R2L (Route2learn), our web-based, group-wide learning portal, is evidence of our continuing investment in lifelong learning and education for all BT people. Providing all BT employees with an extensive range of learning programmes and facilities, it is one of the largest corporate learning management systems in Europe.
     In the 2007 financial year, R2L delivered over 310,000 online and 21,400 instructor-led completed courses.

Embedding flexibility and diversity
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services all shape our permanent workforce.
     In the UK during the 2007 financial year, 6,391 people joined BT (2006: more than 6,600), natural attrition was running at 4% (2006: 3%) and 2,151 people left BT under our voluntary leaver packages (2006: 2,169).
     The ability to support flexibility and agile working practices is a key benefit of many of the products and services we offer customers and is fundamental to our own employment practices. Agile working is well established in our UK operations – where around 10,400 employees work from home – and is increasingly important in our global operations. In Budapest, for example,

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the introduction of flexible working arrangements eliminated the need to acquire additional office space.
     We continue to work to create an inclusive working environment in which employees can thrive regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities.

Pensions
Most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan. (See Pensions in the Financial review on page 46)

Health and safety
The health and safety of our people is of paramount importance and we continue to seek improvements by focusing on behavioural change. In the 2007 financial year, we concentrated our health promotion activities on mental well-being – impaired mental health is our single greatest cause of lost time and productivity. Our sickness absence rate rose slightly in the year, in line with the CBI average – 2.43% of calendar days were lost – but is 22% lower than four years ago. During the 2007 financial year, we reduced our accident rate by 10% to 2.4 lost time incidents per million working hours at 31 March 2007.

Research and development
The GCTO (Group Chief Technology Office) sets and drives the open innovation and technology strategy for BT. GCTO includes a global technology intelligence scouting unit, teams focused on innovative new wave service opportunities, an innovation strategy and media team, strategic technology analysis units, a network and systems architecture team and leading research and venturing facilities in Adastral Park (England), Malaysia and the USA.
     In the 2007 financial year, we invested £1,119 million in R&D (research and development) to support our drive for innovation. This investment comprised capitalised software development costs of £741 million and R&D operating costs of £378 million. This compares with £870 million in the 2006 financial year, which comprised £544 million of capitalised software development costs and £326 million of R&D operating costs.
     We continue to focus our innovation work on key areas which support our business and technology strategies, filing patent applications for 162 new inventions in the 2007 financial year and maintaining a total worldwide portfolio of 8,150 patents and applications.
     We have successfully launched eight innovative, independent start-up companies through the corporate venturing partnership unit New Venture Partners, in which we are a limited partner. Two further propositions are currently in incubation. These start-ups generate value by launching innovative solutions as high- technology businesses in the global marketplace.

IT support
Our dedicated IT professionals have a strong track record in the development and delivery of systems and solutions and in managing a secure and resilient infrastructure. In addition to the work for 21CN, significant systems development effort in the 2007 financial year was focused on providing support for Openreach’s operations. Specifically, our IT teams delivered the EMP (equivalence management platform) that is helping Openreach to serve its customers.
     During the financial year, we continued the radical rationalisation of the BT systems estate through our One IT programme, which aims to deliver year-on-year reductions in base costs at the same time as improving speed to market and enhancing the customer experience. In particular, the resources of the One IT programme – people, processes and technology – are focused on ensuring that customers have rapid access to the products and services they want.
     By eliminating duplication and outmoded systems, we have closed down around 700 IT systems in BT in the past two financial years, just over 500 of them in the 2007 financial year alone.
     We have invested in a three-year plan to develop an innovative and flexible systems architecture for BT, based on ‘re-usable capabilities’, and able to support a wide range of applications. In the first year of the programme, we launched around 60 core components of this new architecture.
     During the 2007 financial year, around 3,000 of our IT professionals moved to customer-facing roles working with BT Global Services, 2,500 people received a range of skills training to help meet future demand, bringing the two-year total to 7,500. In addition, we set up nine ‘professional communities’ – an industry-wide, best practice way of organising professionals according to their skills in order to maximise organisational effectiveness and contribute to individual development.

Property
At 31 March 2007, we occupied approximately 6,500 properties in the UK and approximately 1,500 properties in the rest of the world.
     The majority of these UK properties are owned by – and leased back from – the Telereal Group, which is part of the William Pears Group.
     These properties mainly house exchange equipment and are needed as part of our continuing activities. Other, general purpose properties consist chiefly of offices, depots and computer centres.
     We anticipate that our changing working patterns will continue to reduce property costs.

OUR COMMITMENT TO SOCIETY
Corporate social responsibility
Managing social, ethical and environmental issues in a way that grows shareholder value, builds our brand and helps us and our customers become more sustainable is very important to us.
     This section, together with the broad statement on social, environmental and ethical matters on page 69, conforms to the Association of British Insurers’ disclosure guidelines on social responsibility. More detailed information about our social, ethical and environmental performance is available in our independently verified 2007 Sustainability Report at www.bt.com/betterworld
     We invest significant resources in our CSR programmes and it is vital that we continue to be forward looking and responsible in our everyday operations and maintain our reputation for excellence. For a number of years we have measured the link between customer satisfaction and CSR performance. Customers who believe that BT takes its responsibility to society seriously are 49% more likely to be ‘very’ or ‘extremely’ satisfied with BT.
     During the 2007 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the sixth year in a row. (The Dow Jones Sustainability Indexes rank companies for their success in managing social,

24     BT Group plc Annual Report & Form 20-F

ethical and environmental issues for competitive advantage.) We also hold the Queen’s Award for Enterprise in recognition of our contribution to sustainable development, and in the 2006/07 Business in the Community Corporate Responsibility, Environment and Community indexes, BT is one of only four companies out of 100 to score over 95% on all six dimensions. We were also named for the first time as the leading corporate organisation for sustainability reporting in a survey published by SustainAbility, in association with UNEP (United Nations Environment Programme) and Standard & Poor’s.

CSR Strategy
During the 2007 financial year, the implementation of our revised CSR strategy, which was discussed and agreed by the Board, was a top priority. There are four key strands to this strategy: maintaining current momentum, tackling climate change, enabling sustainable economic growth and enabling a more inclusive society – all issues to which we believe we can make a positive contribution.

Maintaining current momentum
CSR touches every part of our business – from the way we interact with our customers, suppliers and partners, look after our people, give back to communities and support charities such as ChildLine and UNICEF, right through to our practical concern for the environment.
     We commit a minimum of 1% of our UK pre-tax profits to activities which support society. We provided a total of £22 million designed to benefit society in the 2007 financial year, of which £3 million was charitable donations. Our key performance indicator for a number of years has been based on our contribution. In the 2007 financial year, we added a new indicator to measure the effectiveness of our investment.
     Our community investment strategy aims to help individuals and communities make a better world through improved communications skills and technology. A key strand of this is our Better World campaign which has brought together our education programme (which provides free resources for teachers, pupils and parents and in-school activities with drama groups and BT volunteers, both in the UK and internationally) and other activities for young people. To date, we have involved over three million pupils at more than 12,000 schools.
     ChildLine, a UK charity, receives 4,500 calls every day but lack of funds means that many hundreds go unanswered. We are working with ChildLine on a campaign to ensure that every child’s call for help is answered. In the 2007 financial year, we raised £2 million for ChildLine and also raised money for There4Me, an online counselling service for children run by the NSPCC. We also helped Comic Relief, Sport Relief and Children in Need run successful telethons which raised over £80 million for good causes around the globe.
     In the 2007 financial year, as part of our Better World campaign, we launched our first global development partnership with UNICEF. Community projects to bring education, ICT (information and communications technology) and communications skills to disadvantaged children will initially focus on South Africa, to be followed by Brazil and China in subsequent years. BT is investing £1.5 million over three years and this will be enhanced by fundraising activities by our employees around the world.
     We recognise that we have a responsibility to the environment and we continue actively to manage our waste reduction and recycling. During the 2007 financial year, we received an income of £4.5 million from our recycling activities, offset against the £5.2 million we spent managing our waste contracts, recycling our waste and sending waste to landfill.

Waste

	2004	2005	2006	2007

Total waste (tonnes)	107,303	110,622	102,005	94,928
Total waste recycled (tonnes)	27,626	37,421	42,340	40,007
% recycled	26%	34%	42%	42%

Tackling climate change
BT is currently responsible for over 0.7% of the UK’s total electricity consumption so we are well placed to make a significant contribution by actively reducing our carbon emissions. In fact, we have been actively managing our UK CO2 emissions for a number of years – they are currently 60% below their 1996 levels. However, given the scale of the climate change challenge we face, we have committed to achieving an 80% reduction in CO2 emissions from our 1996 baseline by 2016.
     As we transform our business and increasingly provide innovative new wave services, our energy consumption could increase as a result, for example, of the growth in our data centres. Consequently, we have conducted an audit of the energy consumption of these data centres and are implementing

BT Group plc Annual Report & Form 20-F     25

Report of the Directors Business review

energy saving recommendations. We will also be helping and encouraging our customers, employees and suppliers to play their part and this includes encouraging our suppliers to develop products that emit lower levels of carbon. And we have launched a website to enable people to calculate their carbon footprint – www.bt.com/climatechange
     The renewal of our green energy contract until 2010 means that approximately 50% of our electricity needs in the UK will be met by renewable sources and 50% from combined heat and power.
     The following table shows BT’s CO2 emissions as defined in the Greenhouse Gas Protocol and therefore includes not only the CO2 emitted directly by BT, but also that emitted in the production of the electricity purchased by us.

CO2 emissions

	2004	2005	2006	2007

Total (UK only – million tonnes)	0.94	0.76	0.64	0.64
% below 1996	42%	53%	60%	60%
Tonnes per £1m turnover	50	41	33	31

Our Chief Executive, Ben Verwaayen, chairs the CBI’s climate change task force, which has been established to set the agenda for business’s approach to climate change and will make wide-ranging recommendations to the UK Government, the CBI and businesses later in 2007.

Enabling sustainable economic growth
Enabling growth that benefits society – in both the developed and developing worlds – within environmental limits is a new area of focus for BT. In the 2008 financial year, we will be integrating sustainability into our business processes such as product and proposition development. As part of this programme, we are also looking at the issue of obsolescence in the ICT industry.

Enabling a more inclusive society
We believe that ICT has a role to play in creating a more inclusive society, helping everyone get a fair chance. Work on this part of our CSR strategy is at an early stage, but we are looking at:

•
what we need to do to build up our digital inclusion activities in the UK to help even more people get online. For a number of years, our key performance indicator for digital inclusion related to levels of broadband penetration. As these now stand at more than 99.9%, we have introduced a new target: to reduce the number of digitally excluded people in the UK from 36% to 32.4% (a reduction of 10%) in three years.

•	involving less advantaged and minority groups in ICT-enabled work
•	which new markets/services give all members of society the same freedom and opportunities to communicate
•	helping the voluntary and charity sectors to become more effective through the application of ICT
•	working with partners and customers to release the power of diversity within our supply chain.

     We believe that an inclusive approach to product design is good for customers and good for business. We are proud, for example, of our reputation for developing products that can be used by all our customers, regardless of age or ability. For example, we offer a wide range of phones with accessible features. Our Age and Disability Action team works to raise awareness within BT of the importance of inclusive design in services ranging from billing to broadband and has been working with The Centre for Inclusive Technology and Design on the development of a toolkit to help designers and others involved in product development, and to produce a general guide for inclusive design for businesses.

CSR Risks
For a number of years we have maintained a CSR risk register. During the 2007 financial year, we continued to develop our knowledge and understanding of our CSR risks. Our most significant CSR risks continue to be:

•	breach of the code of business ethics
•	climate change
•	diversity
•	health and safety
•	outsourcing
•	privacy
•	supply chain working conditions.

     Each of these risks has an owner and a mitigation strategy in place. These risks are not regarded as material in relation to the group and consequently are not included in Group risk factors.

CSR opportunities
The increasing importance of sustainability issues both inside and outside BT is leading to a much greater focus on the opportunities that CSR provides as well as the risks that need to be managed. This is not only in relation to building competitive advantage by growing our brand and reputation for CSR, but also in terms of commercial marketplace opportunities.
     We believe that ICT has a positive role to play as part of the solution as individuals and organisations look for more sustainable ways of communicating, working and living.
     We are planning to offer our business customers a carbon audit which will measure their carbon footprint and explore ways in which the use of ICT can reduce greenhouse gas emissions. Products such as remote working and teleconferencing, for example, play an important part in creating sustainable businesses.

26     BT Group plc Annual Report & Form 20-F

GROUP RISK FACTORS
In common with all businesses, BT is affected by a number of risk factors, not all of which are wholly within our control. Although many of the risk factors influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks but it is not intended to be an extensive analysis of all risks affecting the business. Some risks may be unknown to us and other risks, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     They should also be considered in connection with the statement on Internal control and risk management on page 71, the forward-looking statements in this document and the Cautionary statement regarding forward-looking statements on page 158.

Regulatory controls
If our activities are subject to significant price and other regulatory controls, our market share, competitive position and future profitability may be affected.
     Most of BT’s wholesale fixed-network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, the effect of these controls has been to cause us to reduce our prices. We cannot assure our shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that we may offer in the future), nor extend the services which we have to provide to our competitors. These controls may adversely affect our market share, the severity of competition and our future profitability. In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002. These Undertakings were accepted by Ofcom and came into force in September 2005. In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of the breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging. Further details on the regulatory framework in which BT operates can be found in Regulation, competition and prices on page 20.

Competition in UK fixed-network services
We face strong competition in UK fixed-network services. Ofcom considers that we have significant market power in various parts of the UK fixed telecommunications market. In these areas Ofcom can enforce obligations to meet reasonable requests to supply services to other communications providers, not to discriminate unduly, to notify price changes and in some cases it can also impose extra obligations such as price controls.
     Ofcom has promoted competition in the fixed-network area by measures including local loop unbundling, carrier pre-selection (making it easier for BT customers to route some or all of their calls over our competitors’ networks) and the introduction of wholesale access products.
     Reduction in our share of the fixed-network market may lead to a fall in our revenue and an adverse effect on profitability. Unlike our competitors, we continue to be obliged by the current regulatory regime to provide certain services to customers in the UK, whether or not such provision of service is economic.
     There is also competition for voice and data traffic volumes between fixed-network operators and those operators offering VoIP and mobile services.
     The impact of all these factors may be to accelerate the diversion of our more profitable customers without being able to reduce our costs commensurately, which may cause adverse effects on our business, results of operations, financial condition and prospects.

Technological advances
Our continued success depends on our ability to exploit new technology rapidly.
     We operate in an industry with a recent history of rapid technological changes and we expect this to continue – new technologies and products will emerge, and existing technologies and products will develop further.
     We need continually to exploit next-generation technologies in order to develop our existing and future services and products.
     However, we cannot predict the actual impact of these future technological changes on our business or our ability to provide competitive services.
     For example, there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network and of calls being routed over the internet in place of the traditional switched network.
     If these trends accelerate, our fixed-network assets may be used uneconomically and our investment in these assets may not be recovered through profits on fixed-network calls and line rentals.
     The complexity of the 21CN programme, and the risk that our major suppliers fail to meet their obligations, may result in delays to the delivery of the expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling revenue.

Transformation strategy
Our strategy for transformation includes the targeting of significant growth in new wave business areas. This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline.
     In particular, we have targeted significant growth in new business areas, such as networked IT services, broadband and mobility. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these areas, with a consequential impact on future revenue and profitability.
     We have announced a new organisational structure to help deliver faster, more resilient and more cost-effective services to all our customers wherever they are. Failure to complete this programme of organisational change may reduce our competitiveness, with a consequential impact on our future revenue and profitability.

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Report of the Directors Business review

Major contracts
Our business may be adversely affected if we fail to perform on major contracts.
     We have entered into a number of complex and high-value networked IT services contracts with customers. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgment of the efficiencies we plan to deploy. Any increased costs, delays or failures to achieve the anticipated savings could make these contracts less profitable or loss making, adversely impacting our profit margins.
     In some cases, our products and services incorporate software or system requirements from other suppliers or service providers. Our ability to meet our commitments in a timely manner may depend on the ability of these suppliers and service providers to meet their obligations. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

Networks and systems failures
Our business depends on our ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations, including the deployment of 21CN. We have a business continuity strategy in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may result in a material loss and there can be no assurance that material adverse events will not occur.

Pensions
Declining investment returns and longer life expectancy may result in the cost of funding BT’s defined benefit pension scheme becoming a significant burden on our financial resources.
     As a result of the triennial actuarial valuation of the BTPS at 31 December 2005, BT agreed to make annual deficiency payments of £280 million over ten years. The first three instalments have been paid up front with £520 million paid in the 2007 financial year and a further £320 million was paid in April 2007.
     The results of future scheme valuations will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

28     BT Group plc Annual Report & Form 20-F

Report of the Directors Financial review

The financial results for the 2007, 2006 and 2005 financial years reflect the continued strong growth in new wave services as we drive value from transforming the business.

9	Business review	Financial review
	Financial review	30	Introduction to the Financial review
49	Corporate governance	31	Summarised group income statement
		32	Group results
		33	Line of business results for 2007 and 2006
			34	BT Global Services
			35	BT Retail
			36	BT Wholesale
			37	Openreach
		38	Line of business results for 2006 and 2005
			38	BT Global Services
			38	BT Retail
			39	BT Wholesale
		40	Other operating income
		40	Operating costs
		40	Specific items
		41	Operating profit
		41	Net finance expense
		42	Associates and joint ventures
		42	Profit before taxation
		42	Taxation
		42	Earnings per share
		42	Dividends
		42	Share buyback
		42	Business Transformation
		43	Financing
		44	Treasury policy
		44	Off-balance sheet arrangements
		44	Capital resources
		45	Financial risk management
		45	Capital expenditure
		46	Acquisitions
		46	Balance sheet
		46	Return on capital employed
		46	Pensions
		47	Geographical information
		47	Critical accounting policies
		47	US GAAP
		47	US GAAP developments

Please see Cautionary statement regarding forward-looking statements on page 158.

BT Group plc Annual Report & Form 20-F 29

Report of the Directors
Financial review

INTRODUCTION TO THE FINANCIAL REVIEW
The financial results for the 2007, 2006 and 2005 financial years reflect the continued strong growth in new wave services as we drive value from transforming the business. Our results reflect the continuing transformation of our business operations and markets in an environment where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group’s performance benefited from the growth in new wave activities, such as networked IT services and broadband, and our continued cost efficiency programmes. Our global networked IT services business has grown and our global capabilities have been strengthened by the successful acquisitions of INS and Counterpane in the 2007 financial year, Radianz and Atlanet in the 2006 financial year and Infonet and Albacom in the 2005 financial year. The acquisitions of PlusNet and dabs.com in the 2007 financial year have also strengthened our online sales and service capabilities as well as helping us to provide our customers with the most that broadband can offer.
     In this Financial review the commentary is focused principally on the trading results of BT Group before specific items, a non GAAP measure. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review. The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value.
     Specific items are therefore analysed and discussed separately from the line of business results in this Financial review.
     The commentary in this Financial review also discusses trading results including and excluding the impact of acquisitions. In discussing underlying performance (excluding the impact of acquisitions) we exclude the results of the Albacom and Infonet acquisitions made in the 2005 financial year. The acquisitions made in the 2007 and 2006 financial years do not have a significant impact on the group results for the year and hence are not excluded.
     The following table shows the summarised income statement and includes a reconciliation of the key financial performance measures before and after specific items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

30     BT Group plc Annual Report & Form 20-F

SUMMARISED GROUP INCOME STATEMENT

	2007		2006		2005
Year ended 31 March	£m		£m		£m

Revenue	20,223		19,514		18,429
Other operating income[a]	233		227		551
Operating costs[a]	(17,915)		(17,246)		(15,988)

Operating profit:
Before specific items	2,713		2,633		2,693
Specific items	(172)		(138)		299
	2,541		2,495		2,992
Net finance expense:
Finance expense before specific items	(2,604)		(2,740)		(2,773)
Finance income before specific items	2,371		2,268		2,174
Specific items	139		–		–
	(94)		(472)		(599)
Share of post tax profits (losses) of associates and joint ventures:
Before specific items	15		16		(14)
Specific items	–		–		(25)
	15		16		(39)
Profit on disposal of associates and joint ventures:
Before specific items	–		–		–
Specific items	22		1		–
	22		1		–

Profit before taxation:
Before specific items	2,495		2,177		2,080
Specific items	(11)		(137)		274
	2,484		2,040		2,354
Taxation:
Before specific items	(611)		(533)		(541)
Specific items	979		41		16
	368		(492)		(525)

Profit for the year:
Before specific items	1,884		1,644		1,539
Specific items	968		(96)		290
	2,852		1,548		1,829

Attributable to:
Equity shareholders	2,850		1,547		1,830
Minority interests	2		1		(1)

Basic earnings per share:
Before specific items	22.7	p	19.5	p	18.1	p
Specific items	11.7	p	(1.1	p)	3.4	p

Total basic earnings per share	34.4	p	18.4	p	21.5	p

a	Includes specific items

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Report of the Directors Financial review

GROUP RESULTS
Whilst driving the transformation of the business, the group has continued to make progress in growing earnings per share before specific items, which at 22.7 pence, was 16% higher than the 2006 financial year and 25% higher than the 2005 financial year.
     Strong growth in new wave revenue continued, and at £7,374 million new wave revenue was 17% higher than the 2006 financial year. New wave revenue in the 2006 financial year was £6,282 million, 38% higher than the 2005 financial year. Excluding the impact of the acquisitions of Albacom and Infonet in the 2005 financial year, organic growth in new wave revenue was 26% in the 2006 financial year. New wave revenue represented 36% of revenue in the 2007 financial year compared to 32% and 25% in the 2006 and 2005 financial years, respectively. New wave revenue is mainly generated from networked IT services, broadband and mobility.

In the 2007 financial year, the growth in new wave revenue of 17% more than offset the 3% decline in traditional revenue to £12,849 million. The continued decline in traditional revenue reflects regulatory intervention, competition and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and IPVPN. In the 2006 financial year, the growth in new wave revenue of 38% more than offset the 5% decline in traditional revenue.
     Given the nature of our new wave activities and their relative immaturity, the profit margins generated from these activities are currently lower than those from the group’s mature traditional products and service offerings. The adverse impact on the group’s overall profitability has been mitigated by the overall growth in revenues and our cost efficiency programmes which achieved savings of over £500 million in the 2007 financial year. We expect to continue to pursue profitable growth in new wave markets, defend our traditional business and generate sustainable cost savings.
     The table below analyses revenue by customer segment. Major corporate includes the external revenue of BT Global Services’ major corporate customers. Business includes the external revenue of BT Retail from small and medium sized enterprises (SME) customers. Consumer includes the external revenue of BT Retail from consumer customers. Wholesale includes the external revenue of Openreach, BT Wholesale and BT Global Services’ global carrier business.

	2007 £m	2006 £m	2005 £m

Revenue by customer segment
Major corporate	7,244	6,880	5,936
Business	2,353	2,324	2,442
Consumer	5,124	5,296	5,599
Wholesale	5,485	4,996	4,427
Other	17	18	25

	20,223	19,514	18,429

Major corporate (UK and international) revenue increased by 5% to £7,244 million in the 2007 financial year driven by the growth in new wave revenue. This reflects the continued migration from traditional voice only services to networked IT services contracts and broadband. New wave revenue increased by 9% to £4,433 million and represented 61% of all major corporate revenue compared to 59% and 51% in the 2006 and 2005 financial years, respectively. Networked IT services contract wins in the 2007 financial year were £5.2 billion. We believe these wins in the 2007 financial year, combined with the £5.4 billion of contracts won in the 2006 financial year and the £7.2 billion of contracts won in the 2005 financial year, are building the foundation for future revenue growth as we increase the level of networked IT services provided to major corporate customers.
     Revenue from Business (smaller and medium sized enterprise) customers in the 2007 financial year increased by 1% to £2,353 million, which compares with a decline of 5% in the 2006 financial year. This improvement reflects the continued focus on innovative pricing plans and propositions that are designed to deliver value to our customer base by bringing together IT, broadband and communication services. New wave revenue in this segment increased by 24% to £677 million driven mainly by the 20% growth during the year in the number of BT Business Broadband customers to 579,000 at 31 March 2007. The expansion of the BT Business Plan portfolio continued during the year with the number of locations increasing by 16% to 598,000, offsetting some of the decline in traditional revenue.
     Consumer revenue in the 2007 financial year was 3% lower at £5,124 million, which compares with a 5% decline in the 2006 financial year. New wave consumer revenue increased by 34% to £858 million, driven primarily by growth in broadband. Residential broadband connections increased by 32% to 2,758,000 at 31 March 2007. Traditional consumer revenue declined by 8% in the year, reflecting the shift towards new wave products.
     After a period of sustained growth the proportion of consumer revenue under contract was 68% (2006 – 67% and 2005 – 64%) as a result of the reductions in package prices made during the year. There are now 15.1 million BT Together customers, with more than 3 million customers choosing higher value packages, BT Together Options 2 and 3. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £262 in the 2007 financial year was 4% higher than the 2006 financial year and 3% higher than the 2005 financial year. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues.
     Wholesale (UK and global carrier) revenue in the 2007 financial year increased by 10% to £5,485 million driven by WLR and LLU. New wave revenue increased by 36% driven by the

32     BT Group plc Annual Report & Form 20-F

continuing growth in broadband. Global carrier revenue decreased by 3% in the 2007 financial year.
     In the UK, BT had 10.7 million wholesale broadband DSL and LLU connections, including 1.9 million LLU lines, at 31 March 2007, an increase of 2.6 million connections in the year.
     Group operating costs before specific items increased by 4% to £17,746 million in the 2007 financial year. Our cost efficiency programmes achieved savings of over £500 million in the 2007 financial year which enabled us to invest in growing our new wave activities and increase our profits. Total operating costs of £17,915 million, including specific items, increased by 4% and 12% compared to the 2006 and 2005 financial years, respectively.
     Staff costs excluding leaver costs, increased by £243 million to £5,076 million in the 2007 financial year due to the additional staff required to grow the networked IT services business and to service increased levels of activity in the network. Leaver costs of £147 million in the 2007 financial year compared to £133 million and £166 million in the 2006 and 2005 financial years, respectively. Payments to other telecommunications operators in the 2007 financial year were £4,162 million, an increase of 3% mainly reflecting the impact of higher volumes. Other operating costs before specific items in the 2007 financial year increased by 5% to £6,159 million. This reflects the cost of investing in new wave activities and supporting new networked IT services contracts.
     BT’s share of associates’ and joint ventures’ post tax profit before specific items was £15 million in the 2007 financial year, compared with profits of £16 million in the 2006 financial year and losses of £14 million in the 2005 financial year. During the 2005 financial year Albacom contributed post tax losses of £22 million prior to becoming a subsidiary.
     Net finance expense before specific items was £233 million for the 2007 financial year, an improvement of £239 million against the 2006 financial year following an improvement of £127 million against the 2005 financial year. This improvement in both years was due to a number of factors including the net finance income associated with the group’s defined benefit pension obligation of £420 million, which was £166 million higher than the 2006 financial year, which in turn was £56 million higher than the 2005 financial year. The repayment of maturing debt in the 2006 financial year has also reduced net finance expense in the 2007 financial year. The reduction was offset by a gain of £27 million in the 2006 financial year on redemption of the group’s US dollar convertible bond. As well as this gain in the 2006 financial year, the improvement on the 2005 financial year was due to the reduction in the level of net debt.
     The above factors resulted in the group achieving a profit before specific items and taxation of £2,495 million in the 2007 financial year, an increase of 15%. In the 2006 financial year, the profit before specific items and taxation of £2,177 million was 5% higher than the 2005 financial year. The improvement in the 2007 financial year reflects revenue growth, cost efficiency savings and lower net finance expenses.
     The taxation expense on the profit before specific items for the 2007 financial year was £611 million, an effective rate of 24.5%, compared to 24.5% and 26.0% in the 2006 and 2005 financial years, respectively. The effective tax rate reflects the continued focus on tax efficiency within the group.
     Basic earnings per share before specific items were 22.7 pence for the 2007 financial year, an increase of 16% from 19.5 pence in the 2006 financial year which compares to 18.1 pence in the 2005 financial year.

LINE OF BUSINESS RESULTS FOR 2007 AND 2006
The following section provides a summary of the operating results of the group for the 2007 and the 2006 financial years in relation to each line of business.

Impact of Openreach on segmental disclosure
Prior to the 2007 financial year, the group was organised into three primary segments: BT Global Services, BT Retail and BT Wholesale. On 22 September 2005, BT entered into the Undertakings with Ofcom as a result of which BT was required to establish a new line of business and primary segment called Openreach. Openreach was launched operationally on 21 January 2006 and is separately reported within BT’s results for the first time in the 2007 financial year.
     In accordance with the timetable set out in the Undertakings, the group was required to facilitate the reporting of Openreach as a separate line of business by the end of July 2006. This was achieved and discrete financial information has been presented to senior management on the new business structure with respect to periods from 1 April 2006 onwards.
     Both IFRSs and US GAAP require segmental information to be presented on a consistent basis for all years reported. In the event of a restructuring of business segments, comparative information is therefore required to be restated, unless this is impracticable. The results for the 2006 financial year have been restated to reflect the separate reporting of Openreach as a new business segment. These restatements also reflect the impact of the new internal trading arrangements which have been implemented due to the creation of Openreach. The results for the 2005 financial year, however, have not been restated as it is impracticable to do so.
     Some of the products and services that Openreach now sell were previously provided by BT Wholesale, but in a different form. As a result of the Undertakings, new ‘equivalent products’ which did not previously exist had to be created for both external and internal customers. The changes required to capture the separate reporting of these new products and services were introduced during the 2006 financial year and therefore actual data was available to support the estimates and assumptions required to restate the results for that year. The equivalent products and services did not exist in the 2005 financial year, and therefore the level of estimation and extrapolation required to restate the results for that year would have been too significant to provide sufficiently objective and reliable information.
     Furthermore, the fundamental level of reorganisation and restructuring which occurred, combined with the fact that the products previously sold by BT Wholesale no longer exist, mean it is also impracticable to report the results for the current financial year on the old business segment structure.
     In order to assist the reader in understanding the year on year performance, additional disclosures have been included below showing the previously reported segmental data for the 2006 and 2005 financial years in respect of the group’s three primary businesses, prior to the creation of Openreach.
     There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are based on market prices, whilst for other products and services the transfer prices are agreed between the relevant lines of business on an arm’s length basis.

BT Group plc Annual Report & Form 20-F     33

Report of the Directors Financial review

The table below analyses the trading relationships between each of the lines of business for the 2007 financial year. The majority of the internal trading is Openreach selling calls, access lines, broadband connections and other network products to BT Wholesale, BT Retail and BT Global Services. This trading relationship also reflects the pass through of termination charges on other telecommunication operators’ networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling apparatus, operator assistance and directory enquiries services and conferencing for onward sale to other telecommunication operators. BT Global Services’ revenue with BT Retail mainly reflects the sales of BT Global Services’ products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic and certain dial IP arrangements. BT Wholesale’s revenue with BT Global Services reflects the use of the UK network infrastructure for BT Global Services’ products.

	Internal cost recorded by

	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by:
BT Global Services	–	596	988	13	42	1,639
BT Retail	156	–	177	71	13	417
BT Wholesale	1,115	1,105	–	1,307	–	3,527
Openreach	441	2,517	1,499	–	35	4,492

Total	1,712	4,218	2,664	1,391	90	10,075

The line of business results are presented and discussed before specific items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Specific items are discussed separately in a group context in this Financial review.
     In addition to measuring financial performance of the lines of business based on the operating profit before specific items, management also measure the operating financial performance of the lines of business based upon the EBITDA before specific items. EBITDA is defined as the group profit (loss) before depreciation, amortisation, finance expense and taxation. This is a non GAAP measure and therefore may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA excludes finance expense, taxation, depreciation and amortisation, the latter two being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.
     EBITDA before specific items is considered to be a useful measure of the group’s operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes significant one off or unusual items which have little predictive value. EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. A reconciliation of EBITDA before specific items to group operating profit (loss) by line of business and for the group is provided in the table across the page below. Trends in EBITDA before specific items are discussed for each line of business in the following commentary.

BT Global Services

	2007	2006	[a]
	£m	£m

Revenue	9,106	8,772
EBITDA	968	926
Operating profit	293	288
Capital expenditure	695	702

a	Restated to reflect the creation of Openreach.

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We aim to provide them with networked IT services and a complete range of managed solutions.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres around the world using a combination of direct sales and services capabilities and strategic partners.
     As well as local, national and international communications services together with higher-value broadband and internet products and services, BT Global Services also offer customers a comprehensive portfolio of networked IT services, focused around messaging and conferencing, customer relationship management (CRM), convergence, outsourcing and security services. Consultancy services are also provided to help organisations understand network performance, operate their networks and applications efficiently and transform their business to gain advantage in the digital networked economy.
     In the 2007 financial year, BT Global Services revenue was £9,106 million, 4% higher than the 2006 financial year. Revenue arising from services provided outside the UK continued to increase during the 2007 financial year, further supporting BT’s transformation into a global networked IT services company serving multi-site organisations.

Line of business summary

	Revenue			Operating profit (loss)[a]			Specific items

	2007	2006	[b]	2007	2006	[b]	2007	2006	[b]
	£m	£m		£m	£m		£m	£m

BT Global Services	9,106	8,772		293	288
BT Retail	8,414	8,507		674	569
BT Wholesale	7,584	7,343		724	759
Openreach	5,177	5,142		1,177	1,183
Other	17	18		(327)	(304)		172	138
Intra-group	(10,075)	(10,268)		–	–

Group totals	20,223	19,514		2,541	2,495		172	138

a	A reconciliation from total operating profit to profit after tax (net income) is given on page 86.
b	Restated to reflect the creation of Openreach.

34     BT Group plc Annual Report & Form 20-F

New wave external revenue grew in the 2007 financial year driven primarily by networked IT services contracts, which generated revenue of £4,048 million in the 2007 financial year, an increase of 8%. Networked IT services contract wins were £5.2 billion in the 2007 financial year. We believe that these wins, coupled with the £5.4 billion contracts won in the 2006 financial year continue to build the foundation for future revenue growth.
     New wave revenue growth in BT Global Services is underpinned by the strong order intake for networked IT services contracts over recent years. Many of these contracts are transformational for our customers and extend over a number of years, often five years or more. Whilst we expect new wave profitability will improve and the profits generated from traditional products and services declines, our continued cost efficiency programmes should underpin the overall growth in profitability.
     Traditional external revenue, which includes the global carrier business as well as voice and data revenue from major corporates, declined by £40 million compared to the 2006 financial year to £3,161 million. This reflects the migration to IPVPNs sold to major corporate customers in the UK and further reductions in dial IP due to broadband substitution in the UK. However, the decline in traditional revenue was partly offset by a 31% increase in Multi Protocol Label Switching (MPLS) revenue to £556 million.
     The increase in new wave revenue, together with lower network and sales, general and administrative costs, has resulted in an increase in EBITDA in the 2007 financial year of 5% to £968 million. Driving the cost reductions are initiatives such as the sourcing of roles globally and the streamlining of customer processes. Leaver costs of £52 million were incurred in the 2007 financial year, compared with £49 million in the 2006 financial year. Depreciation and amortisation costs were £37 million higher compared to the 2006 financial year, reflecting the increased investment in our global infrastructure and bringing NHS London assets into use. Together, these factors have contributed to an increase in operating profit of 2% to £293 million.
     Capital expenditure for the 2007 financial year was £695 million, broadly flat compared with the 2006 financial year reflecting the continued investment in global infrastructure to expand our global reach capabilities and support our customers.

BT Retail

	2007	2006	[a]
	£m	£m

Revenue	8,414	8,507
Gross margin	2,350	2,229
Sales, general and administration costs	1,481	1,491
EBITDA	845	716
Operating profit	674	569
Capital expenditure	166	153

a	Restated to reflect the creation of Openreach.

BT Retail’s results reflect the strategic shift towards growing new wave products and services while defending traditional revenue streams. Revenue from networked IT services, broadband products and other new wave services all increased, whilst traditional revenue was successfully defended through changes in pricing structure, introduction of packages that benefit frequent and high value users and marketing campaigns aimed at delivering key customer service promises. Following the relaxation of the regulatory environment, we introduced our biggest ever cuts to all inclusive call packages. In the consumer market the prices of BT Together Options 2 and 3 were reduced by almost one third. As at 31 March 2007, 15.1 million consumer customers were on BT Together packages. In the SME UK business market the focus remains on placing customers on commitment packages whereby lower call prices are received for annual committed spend. By 31 March 2007 there were 598,000 Business Plan sites, up 16% in the year. Cost transformation programmes continued to successfully reduce the cost base of the traditional business, allowing investment in new wave products and services.
     BT Retail’s revenue declined by 1% in the 2007 financial year to £8,414 million, an improvement on 2006. Growth in new wave revenue of 31% in the 2007 financial year continued to reduce our dependence on traditional revenue. This decline was driven by substitution to new wave services and competition. Revenue for the two years is summarised as follows:

	2007	2006	[a]
	£m	£m

BT Retail revenue
Traditional	6,630	7,143
Networked IT services	375	363
Broadband	946	730
Mobility and other	463	271
New wave	1,784	1,364

Total	8,414	8,507

a	Restated to reflect the creation of Openreach.

Operating profit (loss) before specific items			Depreciation			Amortisation of intangible assets			EBITDA before specific items

2007	2006	[b]	2007	2006	[b]	2007	2006	[b]	2007	2006	[b]
£m	£m		£m	£m		£m	£m		£m	£m

293	288		494	555		181	83		968	926		BT Global Services
674	569		128	120		43	27		845	716		BT Retail
724	759		1,102	1,008		96	94		1,922	1,861		BT Wholesale
1,177	1,183		663	770		44	30		1,884	1,983		Openreach
(155)	(166)		149	181		20	16		14	31		Other
–	–		–	–		–	–		–	–		Intra-group

2,713	2,633		2,536	2,634		384	250		5,633	5,517		Group totals

BT Group plc Annual Report & Form 20-F     35

Report of the Directors Financial review

Traditional revenue comprises calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other voice products. Traditional revenue was 7% lower in the 2007 financial year driven by high levels of migration to broadband which is reflected in a 15% fall in dial up minutes over the year, a reduction in the overall fixed to fixed calls market and general competitive pressure.
     New wave revenue grew by 31% to £1,784 million in the 2007 financial year, driven primarily by broadband, networked IT services and other new wave services. New wave revenue comprised 21% of BT Retail’s revenue in the 2007 financial year compared to 16% in the 2006 financial year.
     Broadband revenue grew by 30% to £946 million in the 2007 financial year. The growth of broadband continues to accelerate with net additions of 796,000 connections, a 30% market share of total broadband DSL net additions. In addition the acquisition of PlusNet in January 2007 added 195,000 connections at 31 March 2007 giving BT 3,659,000 retail broadband connections, overtaking Virgin Media to become the UK’s leading broadband provider by market share. Broadband is increasingly critical to the success of SMEs and BT Business broadband revenue continues to grow.
     Revenue from networked IT services at £375 million increased by 3% in the 2007 financial year despite the closure of our Home Computing business following the removal of the tax relief available to our customers under this Government backed initiative. Excluding Home Computing, the underlying growth in networked IT services was 15% in the 2007 financial year. As SMEs become increasingly aware of the benefits they can achieve by converging their voice and data into one network, BT Business has responded by developing tools, packages and services that offer a simple and complete solution. The portfolio includes IP infrastructure – WAN/LAN and IP telephony and also Data Centre Services, Security, Applications and outsourcing. We launched BT Business One Plan which combines fixed, mobile and broadband communications in October 2006 and over 18,000 plans had been sold as at 31 March 2007.
     Mobility and other new wave revenues grew to £463 million from £271 million in the 2007 financial year, driven by the acquisition of dabs.com and advertising revenues from Payphones and Directories. Revenue from dabs.com, an internet and IT retailer acquired by the group in April 2006, increased by 18% since acquisition despite a very competitive PC market. We have moved from focusing on pure mobile to converged services and bundles of products. In January 2007 we launched BT Fusion Wi-Fi handsets and we have recently set up Wi-Fi zones in 12 UK city centres and are already seeing a significant increase in local authority support to expand further with mobility applications and services that will benefit businesses, consumers and community services. BT Openzone, our public wireless broadband service, grew usage by 60% compared to the 2006 financial year.
     BT Retail’s future new wave growth will come predominantly from the mass market roll out of broadband, converged services, BT Vision and networked IT services to SME customers. New sales are generally bundled with free or subsidised hardware and include upfront investment in marketing and customer acquisitions. During the initial stages of roll-out profitability is impacted by these costs. Within BT Retail the potential impact of growing new wave revenue on reported profitability has been more than offset by the defence of more profitable traditional revenues, through the combination of service and value and cost management programmes.
     BT Retail’s gross margin percentage increased by 1.7 percentage points in the 2007 financial year reflecting an increased focus on margin management.
     Gross margin is revenue less costs directly attributable to the provision of the products and services reflected in revenue in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration expenses.
     Cost transformation programmes in the 2007 financial year generated selling, general and administration cost savings of £223 million. These savings were driven by cost reduction programmes focused on elimination of failure, channel effectiveness, overheads and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions. These savings allowed the business to invest in new wave activities such as BT Vision and dabs.com.
     BT Retail’s EBITDA increased by 18% to £845 million in the 2007 financial year, a significant improvement compared to last year. The benefits from the investment in new products and value added services have contributed to an improved EBITDA performance in the current year. This was also reflected in the 18% improvement in operating profit to £674 million in the 2007 financial year.
     Capital expenditure for the 2007 financial year was 8% higher at £166 million due to extra expenditure on implementation of the systems development required under the Undertakings.

BT Wholesale

	2007	2006	[a]
	£m	£m

Revenue	7,584	7,343
Gross variable profit	3,736	3,623
EBITDA	1,922	1,861
Operating profit	724	759
Capital expenditure	1,017	975

a	Restated to reflect the creation of Openreach.

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers interconnecting with BT’s UK fixed line network. The customer base also includes BT’s other lines of business, BT Retail, BT Global Services and Openreach. A significant amount of BT Wholesale’s revenue is internal (2007: 47%, 2006: 47%).
     In the 2007 financial year, revenue was £7,584 million, an increase of 3%. External revenue increased by 4% to £4,057 million in the 2007 financial year. The increase reflects particularly strong growth in new wave revenues, mainly broadband.
     External revenue from traditional products remained flat in the 2007 financial year at £2,960 million. The performance in the traditional businesses was mainly driven by growth in transit revenues, offset by continued migration from lower bandwidth products to less expensive alternatives such as PPCs and broadband. Substitution to broadband has resulted in the continued declining trend in Flat Rate Internet Access Call Origination revenues, which have more than halved to £9 million in the 2007 financial year.
     New wave revenue, including broadband and managed services, grew by 17% to £1,097 million in the 2007 financial

36     BT Group plc Annual Report & Form 20-F

year with broadband revenue growing by 26% year on year. Wholesale broadband connections, including LLU lines, increased to 10.7 million at 31 March 2007, an increase of 2.6 million compared to the prior year.
     Internal revenue increased by 3% to £3,527 million in the 2007 financial year. The growth was driven mainly by increased broadband sales through internal channels. This was offset by the impact of lower volumes of calls and private circuits, and lower regulatory prices being reflected in internal charges.
     The profit margins generated by certain new wave activities are currently lower than those from the BT Wholesale’s traditional product and service offerings. Any negative impact in Wholesale’s overall profitability has been offset by the overall growth in revenues and our cost efficiency programmes which achieved savings of over £80 million in the 2007 financial year. We expect to continue to pursue profitable growth in new wave markets, defend our traditional business and generate sustainable cost savings.
     Gross variable profit increased by 3% to £3,736 million in the 2007 financial year reflecting volume changes and changes in the mix towards more profitable products.
     In the 2007 financial year, network, selling, general and administration costs, excluding leaver costs, were 3% higher at £1,775 million. Leaver costs were £39 million in the 2007 financial year, compared with £31 million in the 2006 financial year. Activity levels in the network, mainly driven by broadband and LLU volumes, have increased. In addition, there has been increased 21CN related activity in the 2007 financial year. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.
     EBITDA at £1,922 million in the 2007 financial year was 3% higher. EBITDA margins were maintained at 25% across both financial years.
     Depreciation and amortisation increased by 9% in the 2007 financial year to £1,198 million, due to the shortening of the useful economic lives of legacy transmission assets to be replaced by 21CN assets.
     Operating profit at £724 million decreased by 5% in the 2007 financial year mainly as a result of the increase in depreciation. The operating profit margin remained flat year on year at 10%.
     Capital expenditure on property, plant and equipment and computer software at £1,017 million increased by 4% in the 2007 financial year. This reflects increased capital expenditure to prepare for the 21CN and investment in new systems to ensure compliance with the Undertakings. Investment in legacy network technologies continues to be lower year on year as the 21CN activity expands and legacy networks are replaced.

Openreach

	2007	2006
	£m	£m

Revenue	5,177	5,142
EBITDA	1,884	1,983
Operating profit	1,177	1,183
Capital expenditure	1,108	1,038

Openreach is a new line of business created within BT following Ofcom’s strategic review of telecommunications. It was launched operationally on 21 January 2006 and was separately reported within BT’s results for the first time in the 2007 financial year. Openreach manages the ‘first mile’ of the UK access network on behalf of the telecommunications industry. It operates and delivers ubiquitous services on an open and even-handed basis, to any and all communications providers, including to BT’s own downstream divisions. It also strives not just to provide, maintain and repair the access infrastructure, but to continually improve both service and reliability.
     In the 2007 financial year, revenue was £5,177 million, an increase of 1%. This increase is despite £170 million of regulatory price cuts on WLR and LLU made in March 2005 and August 2006.
     External revenue increased by 115% to £685 million in the 2007 financial year. This reflects the strong growth of the broadband market and active competition among communications providers. External LLU lines were 1.9 million at 31 March 2007, an increase of 1.6 million in the year. External WLR lines and channels have increased by 1.4 million to 4.2 million at 31 March 2007.
     Revenue from other BT lines of businesses decreased by 7% to £4,492 million in the 2007 financial year. This reduction is mainly driven by the WLR regulatory price reductions and the shift of the WLR volumes from other BT lines of businesses to external communications providers.
     In the 2007 financial year, operating costs, excluding leaver costs, were 4% higher at £3,289 million. Activity levels in the network, driven by broadband and LLU volumes, have increased in 2007 along with the investment in improving service levels. There have also been new ongoing infrastructure costs of supporting Openreach and the Equivalent Management Platform (EMP) which enables Openreach to manage all communication providers’ orders, both external and from other BT lines of business, on an equivalent basis. These increases have been partially offset by cost efficiencies made within the business. The investment in service and equivalence has resulted in the headcount increasing by around 2,000 in the year to 33,265.
     EBITDA at £1,884 million in the 2007 financial year was 5% lower as a result of the higher operating costs. This includes leaver costs of £4 million in the 2007 financial year, an increase of £1 million.
     Depreciation and amortisation was £707 million in the 2007 financial year, 12% lower than 2006. The decrease which is mainly driven by the extension to the asset life of copper and duct consistent with Ofcom’s review, partially offset increased LLU depreciation.
     Operating profit at £1,177 million in the 2007 financial year was broadly flat year on year, with operating profit margins level at 23% for both years.
     Capital expenditure on property, plant and equipment and computer software was £1,108 million, an increase of 7% in the 2007 financial year. This reflects significant investment in new systems to ensure compliance with the Undertakings and increased spend to meet LLU demand.

BT Group plc Annual Report & Form 20-F     37

Report of the Directors Financial review

LINE OF BUSINESS RESULTS FOR 2006 AND 2005
In the following commentary, we discuss the operating results of the group for the 2006 and 2005 financial years in relation to the lines of business.
     Prior to the 2007 financial year, the group was organised into three primary segments; BT Global Services, BT Retail and BT Wholesale.
     In order to assist the reader in understanding the year on year performance, additional disclosures have been included below showing the previously reported segmental data for the 2006 and 2005 financial years in respect of the group’s three primary businesses; BT Global Services, BT Retail and BT Wholesale, prior to the creation of Openreach. As noted above, the 2005 results have not been restated to reflect the creation of Openreach because it is impracticable to do so.

BT Global Services

	2006	2005
	£m	£m

Revenue	8,632	7,488
EBITDA	1,001	961
Operating profit	363	411
Capital expenditure	702	605

In the 2006 financial year, BT Global Services revenue was £8,632 million, 15% higher than the 2005 financial year. This includes revenue of £795 million from the acquisitions of AIbacom and Infonet which strengthened our global networked IT services business. Revenue arising from services provided outside the UK increased during the 2006 financial year, demonstrating BT’s continued transformation into a global networked IT services company serving multi-site organisations. Excluding the impact of the Albacom and Infonet acquisitions, BT Global Services’ revenue was 5% higher than the 2005 financial year.
     New wave external revenue grew in the 2006 financial year, fuelled by networked IT services contracts which generated revenue of £3,732 million in the 2006 financial year, an increase of 34%. Networked IT services contract wins were £5.4 billion in the 2006 financial year. We believe these wins, coupled with the £7.7 billion contracts won in the 2005 financial year are building the foundation for future revenue growth. Included in the contract wins for the 2006 financial year was a €450 million five year contract with Fiat, as well as a realigned and extended contract with the Department for Work and Pensions.
     Traditional external revenue, which includes the global carrier business as well as voice and data revenue from major corporates, declined by £44 million compared to the 2005 financial year to £3,184 million. This reflects the migration to IPVPNS sold to major corporate customers in the UK and further reductions in dial IP due to broadband substitution. However, the decline in traditional revenue was partly offset by a 34% increase in Multi Protocol Label Switching (MPLS) revenue which exceeded £400 million.
     The increase in new wave revenue together with lower network and sales, general and administrative costs, coupled with the positive impact of the acquisitions has resulted in an increase in EBITDA in the 2006 financial year of 4% to £1,001 million. The 2006 financial year includes leaver costs of £49 million compared to £59 million in the 2005 financial year. Depreciation and amortisation costs were £88 million higher compared to the 2005 financial year. This reflects the acquisitions and increased investment in our global infrastructure. These factors have contributed to a decrease in operating profit of 12% to £363 million.
     Capital expenditure for the 2006 financial year was £702 million, an increase of 16% from the 2005 financial year mainly due to the investment in acquisitions and our global infrastructure.

BT Retail

	2006 £m	2005 £m

Revenue	8,452	8,698
Gross margin	2,354	2,354
Sales, general and administration costs	1,563	1,600
EBITDA	791	754
Operating profit	644	607
Capital expenditure	153	170

BT Retail’s results demonstrated a continued strategic shift towards new wave products with growth in broadband, networked IT services and mobility revenues. Despite the substitution by new wave products, traditional revenue was defended by changes in pricing structure and packages to benefit frequent users and marketing campaigns focusing on key customer service promises. BT Privacy, a service to address the problem of unwanted calls by giving customers greater control over the calls they receive, was launched on 1 July 2005, with 3.7 million customers registered by 31 March 2006. As at 31 March 2006, 16.2 million customers were on BT Together packages. In the SME UK business market the focus remains on placing customers on commitment packages whereby lower call prices are received for annual committed spend. By 31 March 2006 there were 513,000 Business Plan sites, up 15% in the year. Cost transformation programmes continued to successfully reduce the cost base of the traditional business, allowing investment in new wave products and services.
     BT Retail’s revenue decreased by 3% in the 2006 financial year to £8,452 million. The growth in new wave revenue of 38% in the 2006 financial year continued to reduce our dependence on traditional revenue, the decline in which was driven by the impact of regulation and competition. After adjusting for the regulatory impact of the reduction in mobile termination rates, revenue declined by 2% in the 2006 financial year. Revenue for the two years is summarised as follows:

	2006	2005
	£m	£m

BT Retail revenue
Traditional	7,088	7,712
Networked IT services	363	304
Broadband	730	502
Mobility and other	271	180
New wave	1,364	986

Total	8,452	8,698

Traditional revenue comprises calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other voice products. Overall revenue was 8% lower in the 2006 financial year. The reduction includes the effect of continued high levels of migration to broadband which is reflected in a 46% fall in dial up minutes over the year, a reduction of 10% in ISDN lines and general competitive pressure. The decline in private circuits and ISDN reflects customers migrating to new wave products and services, including broadband and IPVPN.
     New wave revenue grew by 38% to £1,364 million in the 2006 financial year driven primarily by broadband, mobility and networked IT services. New wave revenue comprised 16% of

38     BT Group plc Annual Report & Form 20-F

BT Retail’s revenue in the 2006 financial year, compared to 11% in the 2005 financial year.
     Broadband revenue grew by 45% to £730 million in the 2006 financial year. The growth of broadband continues to accelerate with 2,584,000 BT Retail connections at 31 March 2006, an increase of 47% over last year.
     BT Retail had net additions of 832,000 broadband customers in the year, a 31% market share of the broadband DSL net additions.
     Broadband is increasingly critical to the success of SMEs and BT Business Broadband revenue continues to grow.
     Revenue from mobility and other new wave services increased by 49% to £268 million in the 2006 financial year. During the year we launched BT Fusion, the world’s first seamless combined fixed and mobile communications services on a single handset. The consumer launch was in June 2005 and the business market launch was in February 2006.
     Networked IT services revenue increased by 19% to £363 million in the 2006 financial year. SME’s have become increasingly interested in the benefits they can achieve by converging their voice and data into one network and BT Business networked IT services are integrating and simplifying the way customers are unifying their organisation’s voice and data services. The portfolio includes IP infrastructure – WAN/LAN and IP telephony and also Data Centre Services, Security, Applications and outsourcing.
     BT Retail’s gross margin percentage increased by 0.8 percentage points in the 2006 financial year reflecting improved margin management and greater efficiency in managing the service provider network.
     Gross margin is revenue less costs directly attributable to the provision of the products and services reflected in revenue in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs.
     Cost transformation programmes in the 2006 financial year generated selling, general and administration cost savings of £206 million. These savings were driven by cost reduction programmes focused on elimination of failure, channel effectiveness, overheads and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions.
     BT Retail’s EBITDA increased by 5% to £791 million in the 2006 financial year. This is a significant improvement compared to last year, which experienced EBITDA decline. The benefits from the investment in new products and value added services have contributed to an improved EBITDA performance in the current year. This was also reflected in the 6% improvement in operating profit to £644 million in the 2006 financial year.
     Capital expenditure for the 2006 financial year was £153 million, a decrease of 10% resulting from tight controls over expenditure.

BT Wholesale

	2006	2005
	£m	£m

Revenue	9,232	9,095
Gross variable profit	7,031	6,933
EBITDA	3,894	3,864
Operating profit	1,992	1,950
Capital expenditure	2,013	1,981

In the 2006 financial year, revenue totalled £9,232 million, an increase of 2%. External revenue increased by 11% to £4,226 million in the 2006 financial year (an increase of 15% excluding the impact of regulatory reductions to mobile termination rates). The increase reflects particularly strong growth in new wave revenues, mainly broadband. The regulatory price reductions on mobile termination rates have no impact on profitability.
     External revenue from traditional products increased by 1% in the 2006 financial year. Excluding the impact of regulatory reductions to mobile termination rates external traditional revenue was up 6% in the 2006 financial year. The increase in traditional revenue was mainly driven by growth in Partial Private Circuits (PPCs) and Wholesale Access. Customers continued to migrate from lower bandwidth products to less expensive alternatives such as PPCs and broadband and this is reflected in revenue from PPCs which increased by 18% to £225 million in the 2006 financial year. Substitution to broadband has resulted in the continued declining trend in Flat Rate Internet Access Call Origination revenues which have more than halved to £26 million in the 2006 financial year. Wholesale access revenues have increased by £142 million in the 2006 financial year as a result of increased volumes from other service providers.
     New wave revenue, including broadband and managed services, grew by 56% to £1,033 million in the 2006 financial year. Broadband revenues grew by 74% year on year. Wholesale broadband connections, including LLU lines, increased to 7.9 million at 31 March 2006, an increase of 2.9 million compared to prior year.
     Internal revenue decreased by 5% to £5,006 million in the 2006 financial year. The reduction reflects both the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.
     Gross variable profit increased by 1% to £7,031 million for the 2006 financial year reflecting volume changes and changes in the mix towards more profitable products.
     In the 2006 financial year, network and selling, general and administration costs, excluding leaver costs, were 3% higher at £3,103 million. Leaver costs were £34 million in the 2006 financial year and £62 million in the 2005 financial year. Activity levels in the network, driven by broadband and LLU volumes, have increased in the 2006 financial year. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.
     EBITDA at £3,894 million in the 2006 financial year was 1% higher. EBITDA margins were maintained at 42% across both financial years.
     Depreciation and amortisation were flat in the 2006 financial year at £1,902 million.
     Operating profit at £1,992 million increased by 2% in the 2006 financial year. The operating profit margin increased to 22% compared to 21% in the 2005 financial year.
     Capital expenditure on property, plant and equipment and computer software at £2,013 million increased by 2% in the 2006 financial year. This reflects increased capital expenditure to prepare for the 21st Century Network and to invest in new systems to ensure compliance with the Undertakings agreed with Ofcom. Investment in legacy network technologies continues to be lower than last year.

BT Group plc Annual Report & Form 20-F     39

Report of the Directors Financial review

OTHER OPERATING INCOME
Other operating income increased by £6 million to £233 million in the 2007 financial year and decreased by £324 million to £227 million in the 2006 financial year due to the one off impact of the £358 million profit on disposal of non current asset investments in the 2005 financial year.

OPERATING COSTS
Total operating costs before specific items increased by 4% in the 2007 financial year to £17,746 million which is in line with the 4% increase in revenue. Our cost efficiency programmes achieved savings of over £500 million in the 2007 financial year which enabled us to invest in further growth of our new wave activities.
     As a percentage of revenue, operating costs, excluding specific items, were 88% in the 2007 financial year (2006: 88%; 2005: 86%). In all three financial years, net specific item operating costs were incurred, amounting to £169 million, £138 million and £59 million in the 2007, 2006 and 2005 financial years, respectively. These specific costs are considered separately in the discussion which follows.

	2007	2006	2005
	£m	£m	£m

Operating costs:
Staff costs	5,223	4,966	4,554
Own work capitalised	(718)	(674)	(620)
Depreciation	2,536	2,634	2,694
Amortisation	384	250	150
Payments to telecommunications operators	4,162	4,045	3,725
Other operating costs	6,159	5,887	5,426

Total operating costs before specific items	17,746	17,108	15,929
Specific items	169	138	59

Total operating costs	17,915	17,246	15,988

In the 2007 financial year, the number of staff employed increased by 1,800 to 106,200, compared with increases of 2,300 and 2,200 in the 2006 and 2005 financial years, respectively. The increases have been mainly due to the additional staff required to service networked IT contracts, increased levels of network activity, and in the 2007 financial year, the investment in service, and meeting the Undertakings.
     Early leaver costs of £147 million were incurred in the 2007 financial year, compared with £133 million and £166 million in the 2006 and 2005 financial years, respectively. This reflects the group’s continued focus on improving operational efficiencies. The group’s pension expense for 2007 was £643 million, an increase of £40 million from the 2006 financial year, compared to an increase of £63 million from the 2005 financial year.
     The increase in headcount, pay rates and pension costs have contributed to a 5% increase in staff costs which were £5,223 million in the 2007 financial year, following a 9% increase to £4,966 million in the 2006 financial year. The increase in pension costs in the 2007 financial year included the adverse impact of using longer life expectancy assumptions. The increase in pension costs in the 2006 financial year included a switch between wages and salaries and pension costs as a result of the introduction of Smart Pensions, a salary sacrifice scheme.
     The depreciation and amortisation charge increased by 1% in both the 2007 and 2006 financial years to £2,920 million.
     Payments to other telecommunications operators increased by 3% in the 2007 financial year to £4,162 million, due to increased volumes, after increasing by 9% in the 2006 financial year.
     Other operating costs before specific items increased by 5% in the 2007 financial year to £6,159 million after increasing by 8% in the 2006 financial year. This reflects not only the cost of supporting new networked IT services contracts, but also increased levels of activity in the network and investment in service levels. Other operating costs include the maintenance and support of our networks, accommodation, sales and marketing costs, research and development and general overheads.

SPECIFIC ITEMS
Specific items for the 2007, 2006 and 2005 financial years are shown in the table below.

	2007	2006	2005
	£m	£m	£m

Operating costs:
Property rationalisation costs	64	68	59
Write off of circuit inventory and other working capital balances	65	–	–
Creation of Openreach	30	70	–
Costs associated with settlement of open tax years	10	–	–

	169	138	59
Other operating income:
Net loss on sale of group undertakings	5	–	–
Profit on sale of non current asset investments	(2)	–	(358)

	3	–	(358)
Finance income:
Interest on settlement of open tax years	(139)	–	–

Associates and joint ventures:
Profit on sale of joint venture	–	(1)	–
Profit on sale of associate	(22)	–	–
Impairment of assets in joint ventures	–	–	25

Net specific items loss (profit) before tax	11	137	(274)
Tax credit in respect of settlement of open tax years	(938)	–	–
Tax credit on specific items	(41)	(41)	(16)

Net specific items loss (profit) after tax	(968)	96	(290)

In the 2007 financial year, specific operating costs included £64 million of property rationalisation charges in relation to the group’s provincial property portfolio. A further £30 million was recognised for the incremental costs associated with the creation of Openreach and complying with the Undertakings agreed with Ofcom. A charge of £65 million was recognised as a result of a review of circuit inventory and other working capital balances. During the year, the group agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs. The total impact of this settlement was a net credit of £1,067 million comprising a tax credit of £938 million representing those

40     BT Group plc Annual Report & Form 20-F

elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139 million and operating costs of £10 million representing the costs associated with reaching this agreement. The group also disposed of 6% of its equity interest in its associate Tech Mahindra Limited resulting in a profit on disposal of £22 million, in addition, the group disposed of a number of non core businesses in the 2007 financial year, resulting in a total loss on disposal of £5 million. This principally comprised a loss on disposal of £7 million relating to the sale of satellite broadcast assets.
     In the 2006 financial year specific operating costs included £68 million of property rationalisation charges in relation to the group’s provincial property portfolio. In addition, a provision of £70 million was recognised relating to the incremental and directly attributable costs to create Openreach arising from the Undertakings agreed with Ofcom.
     In the 2005 financial year, the profit on disposal of non current asset investments, included within other operating income totalled £358 million. This mainly comprised the sale of BT’s 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million, the sale of BT’s 4% interest in Intelsat for net proceeds of £64 million which resulted in a profit on disposal of £46 million and the sale of BT’s 11.9% interest in StarHub Pte Ltd for net proceeds of £77 million resulting in a profit on disposal of £38 million. In addition, BT incurred an impairment charge of £25 million being BT’s share of a write down of Albacom’s assets prior to becoming a subsidiary.

OPERATING PROFIT
In the 2007 financial year, operating profit before specific items of £2,713 million was 3% higher than the 2006 financial year. The increase in the 2007 financial year reflects the revenue growth of 4% offset by increased operating costs, described above. Operating profit of £2,633 million in the 2006 financial year was 2% lower than the 2005 financial year due to the higher operating costs.
     Total operating profit after specific items for the 2007 financial year was £2,541 million compared to £2,495 million in the 2006 financial year and £2,992 million in the 2005 financial year.

NET FINANCE EXPENSE

	2007 £m	2006 £m	2005 £m

Interest on borrowings	728	916	1,053
Loss arising on derivatives not in a designated hedge relationship	4	8	–
Interest on pension scheme liabilities	1,872	1,816	1,720

Total finance expense	2,604	2,740	2,773

Income from listed investments	(7)	(44)	(47)
Other interest and similar income	(72)	(154)	(209)
Expected return on pension scheme assets	(2,292)	(2,070)	(1,918)

Total finance income	(2,371)	(2,268)	(2,174)

Analysed as:
Net finance expense before specific items and pensions	653	726	797
Interest associated with pensions	(420)	(254)	(198)

Net finance expense before specific items	233	472	599
Specific items	(139)	–	–

Net finance expense	94	472	599

In the 2007 financial year, the net finance expense before specific items of £233 million was £239 million lower than the 2006 financial year, which in turn was £127 million lower than in the 2005 financial year. The net finance income associated with the group’s defined benefit pension obligation of £420 million was £166 million higher than the 2006 financial year which in turn was £56 million higher than the 2005 financial year as a result of the increase in the value of the scheme assets over the period. The interest on pension scheme liabilities and expected return on pension scheme assets for the 2007 financial year reflects the IAS 19 assumptions and valuation as at 31 March 2006.
     Interest on borrowings of £728 million in the 2007 financial year was £188 million lower than the 2006 financial year which in turn was £137 million lower than the 2005 financial year. Both reductions mainly reflect the reduction in gross debt through the repayment of bonds on maturity, in particular the 2005 dollar bond and 2006 euro bond. Interest income arising from listed investments and other interest and similar income of £79 million in the 2007 financial year was £119 million lower than the 2006 financial year which in turn was £58 million lower than the 2005 financial year. The reduction in interest income mainly reflects the lower level of investment holdings following their utilisation to fund bond maturities. In the 2006 financial year the reduction in finance income was offset by a gain of £27 million on the redemption of group’s US dollar convertible 2008 bond.
     Interest cover before specific items in the 2007 financial year, excluding the net finance income associated with the group’s defined benefit pension obligation and specific items, represented 4.2 times total operating profit before specific items which compares with interest cover of 3.6 times in the 2006 financial year and 3.4 in the 2005 financial year. The improvement in cover was due to the improvement in operating profit and reduction in net finance expense before pensions and specific items.

BT Group plc Annual Report & Form 20-F     41

Report of the Directors Financial review

ASSOCIATES AND JOINT VENTURES
The results of associates and joint ventures before specific items are shown below:

	2007 £m	2006 £m	2005 £m

Share of post tax profit (loss) of associates and joint ventures	15	16	(14)

The group’s share of post tax profits (losses) from associates and joint ventures, before specific items, was a profit of £15 million in the 2007 financial year. This compares with a profit of £16 million in the 2006 financial year and a loss of £14 million in the 2005 financial year.
     The principal contributor to profit before taxation in the 2007 financial year was the group’s associate, Tech Mahindra, which contributed £21 million (2006: £13 million, 2005 £6 million). In the 2006 and 2005 financial years the joint venture LG Telecom in Korea also contributed a profit of £7 million and £6 million respectively. In the 2005 financial year, Albacom in Italy contributed a loss of £22 million prior to becoming a subsidiary.

PROFIT BEFORE TAXATION
The group’s profit before taxation for the 2007 financial year was £2,484 million, compared with profits of £2,040 million and £2,354 million in the 2006 and 2005 financial years, respectively.
     The group’s profit before taxation before specific items for the 2007 financial year was £2,495 million, compared with £2,177 million in the 2006 financial year and £2,080 million in the 2005 financial year. Operating profit was maintained in line with the increase in revenue, with the improvement in profit before taxation mainly due to lower net finance charges.

TAXATION
The tax benefit for the 2007 financial year was a net credit of £368 million and comprised a charge of £611 million on the profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items and a further specific items tax credit of £938 million arising from the settlement of substantially all open UK tax matters relating to ten tax years up to and including the 2004/05 tax year.
     The tax charge on the profit before taxation and specific items was at an effective rate of 24.5%, compared with 24.5% and 26.0% in the 2006 and 2005 financial years, respectively, and reflects the continued focus on tax efficiency in the group.
     The tax charge for the 2006 financial year was £492 million and comprised a charge of £533 million on the profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items. The tax charge for the 2005 financial year was £525 million and comprised a £541 million charge on the profit before taxation and specific items, offset by a tax credit of £16 million on certain specific items.

EARNINGS PER SHARE
The basic earnings per share of 34.4 pence per share for the 2007 financial year compared with 18.4 pence per share for the 2006 financial year and 21.5 pence for the 2005 financial year. The following table illustrates the impact of specific items on the basic earnings per share.
     Basic earnings per share before specific items of 22.7 pence for the 2007 financial year compare with 19.5 pence and 18.1 pence for the 2006 and 2005 financial years, respectively.

	2007 pence	2006 pence	2005 pence

Basic earnings per share before specific items	22.7	19.5	18.1
Specific items	11.7	(1.1)	3.4

Total basic earnings per share	34.4	18.4	21.5

Diluted earnings per share were not materially different in either year from basic earnings per share.

DIVIDENDS
The Board recommends a final dividend of 10.0 pence per share (2006: 7.6 pence per share, 2005: 6.5 pence per share) to shareholders, amounting to £825 million (2006: £631 million, 2005: £551 million). This will be paid, subject to shareholder approval, on 17 September 2007 to shareholders on the register on 24 August 2007. When combined with the 2007 interim dividend of 5.1 pence per share, the total dividend proposed for the 2007 financial year is 15.1 pence per share, totalling £1,247 million (2006: £993 million; 2005: £883 million). This compares to 11.9 pence in the 2006 financial year and 10.4 pence in the 2005 financial year, an increase of 27% and 14%, respectively. This represents a two thirds payout ratio, which has been achieved a year earlier than previously announced.
     Dividends paid in the 2007 financial year were £1,053 million (2006: £912 million; 2005: £786 million) and have been presented as a deduction in shareholders’ equity.

SHARE BUY BACK
During the 2007 financial year the share buy back programme continued with the group repurchasing 148 million shares for consideration of £401 million. During 2006 and 2005, the group repurchased 166 million and 101 million shares for consideration of £360 million and £195 million respectively. Taking into account the group’s net debt level and the strong cash flow generation, we have decided to introduce a new £2.5 billion share buy back programme whilst increasing dividends and continuing to invest in the growth of the business. The buy back programme is expected to be completed by 31 March 2009. BT seeks to maintain a solid investment grade credit rating whilst continuing to invest for the future and with an efficient balance sheet further enhance shareholder value.

BUSINESS TRANSFORMATION
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes, which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 employees – from design, operations, IT and networks – will move into these new units. We estimate that the reorganisation and transformation activities will result in restructuring costs of around £450 million which is expected to generate a payback within two to three years. These activities will include developing new processes and systems, re-skilling and leaver costs which will be accommodated within existing policies and by voluntary means. We expect the majority of these costs to be incurred in the 2008 financial year and to be classified as a specific item in our 2008 results.

42     BT Group plc Annual Report & Form 20-F

FINANCING

Summarised cash flow statement	2007 £m	2006 £m	2005 £m

Cash generated from operations	5,245	5,777	5,906
Income taxes paid	(35)	(390)	(332)

Net cash inflow from operating activities	5,210	5,387	5,574
Net purchase of property, plant, equipment and software	(3,209)	(2,874)	(2,945)
Net acquisition of subsidiaries, associates, joint ventures and group undertakings	(237)	(167)	(418)
Net sale of current and non current asset investments	258	3,220	1,247
Dividends received from associates and joint ventures	6	1	2
Interest received	147	185	374

Net cash (used) received in investing activities	(3,035)	365	(1,740)
Net repayment of borrowings	(765)	(2,946)	(1,292)
Equity dividends paid	(1,057)	(907)	(784)
Repurchase of shares	(279)	(339)	(193)
Interest paid	(797)	(1,086)	(1,260)

Net cash used in financing activities	(2,898)	(5,278)	(3,529)

Effect of exchange rates on cash and cash equivalents	(37)	–	–
Net (decrease) increase in cash and cash equivalents	(760)	474	305

(Increase) decrease in net debt resulting from cash flows	(219)	199	887

The cash inflow from operations of £5,245 million in the 2007 financial year compares with £5,777 million in the 2006 financial year and £5,906 million in the 2005 financial year. The reduction of £532 million in the 2007 financial year, compared to the 2006 financial year, is mainly due to the pension deficiency payment of £520 million in the 2007 financial year (2006: £54 million, 2005: £nil). The reduction in the 2006 financial year when compared to the 2005 financial year was primarily as a result of lower working capital inflows of £120 million compared with £253 million in the 2005 financial year. Net tax paid in the 2007 financial year was £35 million compared with £390 million in the 2006 financial year and £332 million in the 2005 financial year. The reduction in net tax payments in the 2007 financial year when compared to the 2006 financial year mainly reflects the initial net cash receipt of £376 million in relation to the settlement with HM Revenue and Customs discussed in the specific items section of this Financial review. The increase in tax payments in the 2006 financial year when compared with the 2005 financial year was primarily as a result of normalisation of tax payments following low tax payments in the 2005 financial year.
     Net cash outflow from investing activities of £3,035 million in the 2007 financial year compared with a net cash inflow of £365 million in the 2006 financial year and net cash outflow of £1,740 million in the 2005 financial year. The 2006 financial year includes a net cash inflow of £3,220 million on the sale of investments, which was used to partly fund the repayment of maturing debt in the 2006 financial year, compared to a net cash inflow of £258 million from the sale of investments in the 2007 financial year. Net cash outflow for the purchase of property, plant and equipment and computer software was £3,209 million in the 2007 financial year, compared to £2,874 million in the 2006 financial year and £2,945 million in the 2005 financial year. The increase in the 2007 financial year reflects the preparations for 21CN and the systems developments required by the Undertakings agreed with Ofcom. The net cash outflow for acquisitions in the 2007 financial year totalled £237 million and mainly related to the acquisition of INS, PlusNet, dabs.com and Counterpane. In the 2006 financial year, the net cash outflow for acquisitions was £167 million and mainly related to the acquisitions of Radianz and Atlanet. In the 2005 financial year, the net cash outflow for acquisitions of £418 million mainly related to the acquisitions of Infonet and Albacom. Interest received was £147 million in the 2007 financial year, compared to £185 million in the 2006 financial year and £374 million in the 2005 financial year. The interest receipts in the 2007 financial year include an initial cash settlement of £74 million from HM Revenue and Customs discussed in the specific items section of this Financial review. Excluding this receipt, interest received was £112 million lower than the 2006 financial year reflecting the lower level of investments held by the group. The 2005 financial year included receipts of £153 million on restructuring the group’s swap portfolio.
     Net cash outflow from financing activities of £2,898 million in the 2007 financial year compares with £5,278 million in the 2006 financial year and £3,529 million in the 2005 financial year. In the 2007 financial year, the full and part maturity of notes and leases resulted in a cash outflow of £1,085 million mainly offset by the net issue of commercial paper of £309 million. Included in the 2006 financial year net cash outflow is a repayment of £4,432 million for maturing debt. In addition, the group raised new sterling floating rate borrowing of £1,000 million and issued commercial paper raising net proceeds of £464 million. Equity dividends paid in the 2007 financial year were £1,057 million, compared with £907 million and £784 million in the 2006 and 2005 financial years, respectively. Interest paid in the 2007 financial year was £797 million compared to £1,086 million and £1,260 million in the 2006 and 2005 years, respectively. The reduction in the 2007 financial year mainly reflects the impact of debt maturities noted above. The reduction between the 2005 and 2006 financial years reflects payments of £139 million made in the 2005 financial year associated with restructuring the group’s swap portfolio.
     During the 2007 financial year the share buyback programme continued with the group repurchasing 148 million shares for consideration of £401 million and issued 67 million shares for a consideration of £123 million. During the 2006 and 2005 financial years the group repurchased 166 million and 101 million shares for a consideration of £360 million and £195 million, respectively.
     At 31 March 2007, net debt was £7,914 million, compared with £7,534 million at 31 March 2006 and £7,893 million at 31 March 2005. Net debt consists of loans and other borrowings (current and non current) less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value.

BT Group plc Annual Report & Form 20-F     43

Report of the Directors Financial review

Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition the gross balances are adjusted to take account of netting arrangements.
     Net debt is a non GAAP measure since it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents which is reconciled to net debt in note 10 to the consolidated financial statements. In 2001, BT’s net debt reached £27.9 billion and as part of the group’s transformation strategy the group went through a major restructuring to reduce the level of net debt and improve the group’s financial strength. Therefore management believe it is both useful and necessary to continue to disclose net debt as it is a key measure against which the group’s performance against its strategy is measured. Management believe it is a measure of net indebtedness that provides an indicator of our overall balance sheet strength and also facilitates an evaluation of the group’s cash position and indebtedness in a single performance measure. There are material limitations in the use of non GAAP measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure. The group’s definition of net debt may not be comparable to similarly titled measures used by other companies.

Free cash flow	2007 £m	2006 £m	2005 £m

Reconciliation of free cash flow
Net cash inflow from operating activities	5,210	5,387	5,574
Net purchase of property, plant equipment and software	(3,209)	(2,874)	(2,945)
Net (purchase) sale of non current asset investments	(3)	(1)	537
Dividends from associates and joint ventures	6	1	2
Interest received	147	185	374
Interest paid	(797)	(1,086)	(1,260)

Free cash flow	1,354	1,612	2,282

The components of free cash flow, which is a non GAAP measure, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure.
     Management believe it is both useful and necessary to disclose free cash flow as it is one of the group’s key performance indicators with which the group’s performance against the group’s strategy is measured. Whilst free cash flow is primarily a liquidity measure, management also believe that it is an important indicator of overall operational performance of the group as it reflects the cash generated from operations after reflecting capital expenditure and financing costs, which are both significant ongoing cash outflows associated with investing in infrastructure and financing operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. There are material limitations in the use of non GAAP measures and management’s use of the term free cash flow does not mean that this is a measure of the funds that are available for distribution to shareholders. The group’s definition of free cash flow may not be comparable to similarly titled measures used by other companies.
     Free cash flow was £1,354 million in the 2007 financial year, compared to £1,612 million in the 2006 financial year and £2,282 million in the 2005 financial year.
     The reduction in free cash flow in the 2007 financial year compared to the 2006 financial year was mainly due to the pension deficiency payment of £520 million and an increase in net expenditure of property, plant, equipment and software of £335 million, offset by lower income taxes paid following the initial cash receipt in relation to the settlement of £376 million from HM Revenue and Customs and lower net interest paid of £251 million.
     The reduction in free cash flow in 2006 compared to the 2005 financial year was mainly due to the impact of proceeds of £537 million from the disposal of non-current asset investments in the 2005 financial year, mainly in respect of the disposal of interests in Eutelsat, Starhub and Intelsat. Other factors contributing to the decrease were lower working capital inflows and higher normalised tax payments following low tax payments in the 2005 financial year. This was partly offset by lower cash payments on purchase of property, plant and equipment and software in the 2006 financial year, although capital additions and accruals were higher at the end of the 2006 financial year.

TREASURY POLICY
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities.
     We have set out further details on this topic in note 33 to the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 27)
     Capital commitments and guarantees (note 27)

CAPITAL RESOURCES
During the period under review the group has increased its level of net debt to £7.9 billion at 31 March 2007 compared with £7.5 billion at 31 March 2006 and £7.9 billion at 31 March 2005 (based on BT’s definition of net debt as set out in note 10).

44     BT Group plc Annual Report & Form 20-F

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2007.
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2007.

	Payments due by period

Contractual obligations and commitments	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m

Loans and other borrowings	8,022	1,900	637	2,239	3,246
Finance lease obligations	567	303	33	23	208
Operating lease obligations	9,557	479	882	829	7,367
Pension deficiency obligations	2,280	320	280	560	1,120
Capital commitments	779	616	118	29	16

Total	21,205	3,618	1,950	3,680	11,957

At 31 March 2007, the group had cash, cash equivalents and current asset investments of £1,078 million. At that date, £2,071 million of debt fell due for repayment in the 2008 financial year. The group had unused short-term bank facilities, amounting to approximately £3,535 million at 31 March 2007. These resources will allow the group to settle its obligations as they fall due.

FINANCIAL RISK MANAGEMENT
Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £5.3 billion at 31 March 2007, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on any imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2007 to fall by less than £220 million, with an insignificant effect on the group’s profits. This compares to a fall of less than £150 million for the year ended 31 March 2006.
     The majority of the group’s long-term borrowings have been, and are, subject to sterling fixed interest rates after applying the impact of hedging instruments. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. The group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion at 31 March 2007 and 31 March 2006 and £5.3 billion at 31 March 2005.
     The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In July 2006, S&P downgraded BT’s credit rating to BBB plus, which will increase BT’s annual finance expense by approximately £11 million in the 2008 financial year. Moody’s currently apply a credit rating of Baa1 on BT following a downgrade in May 2001. Based upon the total amount of debt of £4.4 billion outstanding on these instruments at 31 March 2007, BT’s annual finance expense would increase by approximately £22 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/BBB plus. If BT’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £22 million.
     Based upon the composition of net debt at 31 March 2007, a one percentage point increase in interest rates would increase the group’s annual net finance expense by around £11 million, which compares to £10 million for the 2006 and 2005 financial years.
     The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where the group has a legal right of set off and the ability and intention to settle net, the relevant asset and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources. The group manages liquidity risk by maintaining adequate committed borrowing facilities. Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period.
     The group has limited exposure to equity securities price risk on investments held by the group.

CAPITAL EXPENDITURE
Capital expenditure on property, plant and equipment and computer software (excluding the movement on capital accruals) totalled £3,247 million in the 2007 financial year compared with £3,142 million and £3,011 million in the 2006 and 2005 financial years, respectively. Capital expenditure is expected to remain at around £3.2 billion in the 2008 financial year as the group continues to invest in its 21st century network (21CN) programme.

BT Group plc Annual Report & Form 20-F     45

Report of the Directors Financial review

Of the capital expenditure, £296 million was in Europe, outside of the UK, the Americas and Asia Pacific in the 2007 financial year, compared to £270 million in the 2006 financial year.
     Contracts placed for ongoing capital expenditure totalled £779 million at 31 March 2007. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

ACQUISITIONS
The total amount invested in acquisitions in the 2007 financial year, net of cash acquired, was £268 million, relating primarily to the acquisitions of INS and PlusNet. Goodwill arising on acquisitions made in the year was £282 million.
     The acquisition of INS completed in February 2007, for a total consideration of £133 million. Net of deferred consideration and cash acquired, the net cash outflow was £129 million. The provisional fair value of INS’s net assets at the date of acquisition was £12 million, giving rise to goodwill of £121 million.
     The acquisition of PlusNet completed in January 2007, for a total consideration of £66 million. Net of consideration outstanding at 31 March 2007 and cash acquired, the net cash outflow was £59 million. The provisional fair value of PlusNet’s net assets at the date of acquisition was £9 million, giving rise to goodwill of £57 million.
     Other acquisitions made in the year included primarily dabs.com, Counterpane LLC and I3IT Limited. The total consideration in respect of these acquisitions was £144 million, and goodwill of £104 million has been recognised.
     The total amount invested in the 2006 financial year was £165 million mainly due to the acquisitions of Radianz and Atlanet, which was £286 million lower than the £453 million invested in the 2005 financial year, which was mainly due to the acquisitions of Infonet and Albacom.

BALANCE SHEET
Net assets at 31 March 2007 amounted to £4,272 million compared to £1,607 million at 31 March 2006, with the increase of £2,665 million mainly due to the retained profits for the year of £2,850 million and actuarial gains of £985 million (net of deferred tax) offset by dividends paid of £1,053 million, losses on cash flow hedges of £201 million and the net purchase of treasury shares of £284 million.
     BT’s non current assets totalled £18,340 million at 31 March 2007, of which £14,997 million were property, plant and equipment, principally forming the UK fixed network. At 31 March 2006, non current assets were £18,283 million and property, plant and equipment were £15,222 million.
     BT Group plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had profit and loss reserves of £9,713 million at 31 March 2007, compared with £9,499 million at 31 March 2006.

RETURN ON CAPITAL EMPLOYED
The return before specific items on the average capital employed was 17.6% for the 2007 financial year. In the 2006 and 2005 financial years the group made a return before specific items of 18.1% and 18.2%, respectively.

PENSIONS
The group’s total pension operating charges for the 2007, 2006 and 2005 financial years were £643 million, £603 million and £540 million, respectively. This includes £594 million, £552 million and £507 million, respectively, in relation to the BTPS, the group’s main defined benefit scheme. The increase in the pension charge in the 2007 financial year includes the effect of increased life expectancy assumptions and pay inflation. The increase in the pension charge in the 2006 financial year partly reflects the introduction of Smart Pensions (a salary sacrifice scheme) part way through the 2005 financial year, as a result of which there is a switch between wages and salaries and pension charges, as well as increases in pensionable pay.
     Detailed pensions disclosures are provided in note 29 to the consolidated financial statements. At 31 March 2007 the IAS 19 accounting deficit was £0.3 billion, net of tax, being a £1.5 billion reduction from £1.8 billion at 31 March 2006. The reduction reflects the increase in value of equity investments during the year and the increase in the AA bond rates used to discount the future liabilities.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, BT’s future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium term.
     The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees’ and the employing company’s contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes.
     The most recently completed triennial actuarial valuation of the BTPS, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2005. This valuation showed the fund to be in deficit to an amount of £3.4 billion. Assets of the fund of £34.4 billion at that date covered 90.9 % of the fund’s liabilities. The previous valuation was carried out as at 31 December 2002 which showed the fund was in deficit by £2.1 billion. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding valuation would have shown a surplus. The market value of the equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid in the three years ended 31 December 2005. However, longer life expectancy assumptions and a lower discount rate used to calculate the present value of the liabilities, meant the deficit had not improved by the same amount.
     As a result of the triennial valuation the group agreed to increase the contribution rate to 19.5% of pensionable pay, of which 6% is payable by employees, from 1 January 2007. In addition, the group will make deficiency payments equivalent to £280 million per annum for ten years. The first three instalments were paid upfront with £520 million paid in the 2007 financial year and a further £320 million paid in April 2007. This compares to the previous contribution rate of 18.2%, of which 6% was payable by employees, and annual deficiency payments of £232 million that were agreed as a result of the 2002 funding valuation.

46     BT Group plc Annual Report & Form 20-F

GEOGRAPHICAL INFORMATION
In the 2007 financial year, approximately 85% of the group’s revenue was generated by operations in the UK, compared with 87% in the 2006 financial year and 92% in the 2005 financial year. The group’s operating profits have been derived from its UK operations with losses being incurred outside the UK in the each of the last three financial years.

CRITICAL ACCOUNTING POLICIES
The group’s principal accounting policies are set out on pages 78 to 85 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2007 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing asset lives of property, plant and equipment for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current and deferred tax liabilities. Details of critical accounting estimates and key judgements are provided in the accounting policies on page 84 to 85.

US GAAP
The group’s net income and earnings per share for the three financial years ended 31 March 2007 and shareholders’ equity at 31 March 2007 and 2006 under US Generally Accepted Accounting Principles (US GAAP) are shown in the United States Generally Accepted Accounting Principles in note 35. Differences between IFRS and US GAAP include the treatment of leasing transactions, pension costs, redundancy costs, deferred taxation, capitalisation of interest and financial instruments.

US GAAP DEVELOPMENTS
In February 2006, the FASB issued SFAS No 155, ‘Accounting for Certain Hybrid Instruments – an amendment to FASB statements No 133 and 140’ (“FAS 155”), that amends SFAS No 133, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ (“FAS 133”). This statement resolves issues addressed in FAS 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitised Financial Assets’. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133. FAS 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also FAS 155 amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. The group does not expect this to have a material impact on the consolidated financial statements.
     In March 2006 the FASB issued SFAS No 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB No 140’ (“FAS 156”) that amends SFAS No 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’ (“FAS 140”) with respect to the accounting for separately recognised servicing assets and servicing liabilities. FAS 156 is effective for BT from 1 April 2007. The group does not anticipate that the adoption of this new statement at the required effective date will have a material impact on the consolidated financial statements.
     In September 2006, the FASB issued SFAS No 157, ‘Fair Value Measurements’ (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS 157 applies for the group’s financial year beginning 1 April 2008. The group is currently evaluating the impact, if any, that the adoption of FAS 157 will have on the consolidated financial statements.
     In February 2007, the FASB issued SFAS No 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”). FAS 159 permits entities to choose to measure, on an item by item basis, specified financial instruments and certain other items at fair value. Unrealised gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. FAS 159 is effective for the 2009 financial year, the provisions of which are required to be applied prospectively. The group is currently evaluating the impact, if any, that the adoption of FAS 159 will have on the consolidated financial statements.
     In July 2006, the FASB issued Interpretation No 48 ‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No 109’ (“FIN 48”). FIN 48 requires tax benefits from uncertain positions to be recognised only if it is “more likely than not” that the position is sustainable based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies to the group’s 2008 financial. The group is currently in the process of evaluating the impact, if any, that the adoption of FIN 48 will have on the consolidated financial statements.
     In September 2006, the FASB ratified Emerging Issues Task Force No 06-01 ‘Accounting for Consideration Given by a Service Provider to Manufactures or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’ (“EITF 06-01”). This guidance requires the application of EITF 01-09 ‘Accounting for Consideration Given by a Vendor to a Service provider’s end customer’ (“EITF 01-09”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-09 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-01 is effective for the group’s 2008 financial year. The group is currently in the process of quantifying the impact, if any, that the adoption of EITF 01-09 will have on the consolidated financial statements.

BT Group plc Annual Report & Form 20-F     47

Report of the Directors Corporate governance

We are committed to operating in accordance with best practice in business integrity, maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2003 Combined Code on Corporate Governance.

9	Business review	Corporate governance
30	Financial review	49	Board of Directors and Operating Committee
	Corporate governance	52	Board composition and role
			52	BT’s non-executive directors
			52	Principal Board committees
			53	New York Stock Exchange
		54	Report of the Audit Committee
			54	Introduction
			54	Committee role
			54	Committee activities
		55	Report of the Nominating Committee
			55	Introduction
			55	Committee role and activities
			55	Chairman succession
			55	Board evaluation
		56	Report on directors’ remuneration
			56	Remuneration policy (not audited)
			56	Remuneration review (audited)
		69	Directors’ information
			69	Election and re-election
			69	Meetings attendance
			69	Service agreements
			69	Training and information
			69	Independent advice
			69	Directors’ and officers’ liability insurance and indemnity
			69	Interest of management in certain transactions
		70	Business policies
			70	Responsible business
			70	Political donations
			70	Pension funds
			70	Payment of suppliers
			70	Financial statements
			70	Financial instruments
			71	Internal control and risk management
			71	US Sarbanes-Oxley Act of 2002
			71	Disclosure controls and procedures
			71	Internal control over financial reporting
		72	Shareholders and Annual General Meeting
			72	Relations with shareholders
			72	Substantial shareholdings
			72	AGM resolutions
			72	Authority to purchase shares

48 BT Group plc Annual Report & Form 20-F

Report of the Directors
Corporate governance

BOARD OF DIRECTORS AND OPERATING COMMITTEE
Board of Directors

Sir Christopher Bland Chairman[d,e,f]
...
Sir Christopher Bland was appointed to the Board as Chairman on 1 May 2001. He chairs the Nominating and Community Support committees.
     He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.
Sir Christopher, who was chairman of the Hammersmith and Queen Charlotte’s Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital’s NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister’s Advisory Panel on the Citizen’s Charter. He is a senior advisor at Warburg Pincus and chairman of the Royal Shakespeare Company. Aged 68.

Executive directors

Ben Verwaayen Chief Executive[a]
...
Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the Operating Committee.
Ben was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. He joined Lucent in September 1997 as executive vice president international and became chief operating officer the following month. Prior to joining Lucent, Ben worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. He was created an Officer of the Order of Orange-Nassau in April 2006 and appointed a Chevalier de la Légion d’Honneur in June 2006. He is a non-executive director of UPS (a US corporation). A Dutch national, he is aged 55.

François Barrault Chief Executive, BT Global Services[a]
...
François Barrault was appointed to the Board and became Chief Executive, BT Global Services on 24 April 2007. He joined BT in April 2004 as President BT International, BT Global Services. François was formerly president, Lucent Technologies and previously held other roles within Lucent including president and CEO Mobility International, and president and CEO Europe, Middle East and Africa (EMEA). Before this, François worked for Ascend Communications where he held the position of senior vice president, EMEA and International until its acquisition by Lucent. He previously held executive positions with IBM, Computervision/Prime and Stratus. He is a non-executive director of eServGlobal (an Australian corporation). A French national, he is aged 46.

Andy Green Chief Executive, Group Strategy and Operations[a]
...
Andy Green was appointed to the Board on 19 November 2001. He was appointed Chief Executive, Group Strategy and Operations on 24 April 2007. Since joining BT in 1986, he has held a number of positions, including Chief Executive of Global Services, Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy was a member of the former Executive Committee from February 1995. He is a board member of e-skills UK, and ABESU (a charity with the objective of ‘making poverty history’) and a non-executive director of NAVTEQ Corporation (a US corporation). Aged 51.

Hanif Lalani Group Finance Director[a,f]
...
Hanif Lalani was appointed to the Board on 7 February 2005 as Group Finance Director. He was formerly Chief Financial Officer for BT Wholesale. Since joining BT in 1983, he has held a number of positions, including Chief Executive of BT Northern Ireland and Managing Director BT Regions. Hanif was also chairman of OCEAN Communications (BT’s subsidiary in the Republic of Ireland). He was awarded the OBE in January 2003 for services to business in Northern Ireland. He is a Chartered Management Accountant. Aged 45.

BT Group plc Annual Report & Form 20-F     49

Report of the Directors Corporate governance

Ian Livingston Chief Executive, BT Retail[a]
...
Ian Livingston was appointed as Chief Executive of BT Retail on 7 February 2005. He was formerly Group Finance Director from April 2002. Prior to joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a non-executive director of Ladbrokes (formerly Hilton Group), and a director of Freeserve from its inception. He is a Chartered Accountant. Aged 42.

Dr Paul Reynolds Chief Executive, BT Wholesale[a]
...
Paul Reynolds was appointed to the Board on 19 November 2001. In April 2000, he was appointed as Chief Executive of BT Wholesale. He joined BT in 1983, and has held a number of roles including Director of the Office of the Chairman, Director of Multimedia and, from 1999, Managing Director of Networks and Information Services. He is a non-executive director of E-Access (a Japanese corporation). Aged 50.

Non-Executive directors

Maarten van den Bergh Deputy Chairman[b,c,d,f]
...
Maarten van den Bergh was appointed to the Board on 1 September 2000. He was appointed Deputy Chairman on 1 October 2006. He chairs the Remuneration Committee and the Pension Scheme Performance Review Group. He is the senior independent director. He is chairman of Akzo Nobel Supervisory Board and a non-executive director of British Airways and Royal Dutch Shell, and former chairman of Lloyds TSB Group.
     Prior to his retirement in July 2000, Maarten was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 65.

Matti Alahuhta[c]
...
Matti Alahuhta was appointed to the Board on 1 February 2006. He has been president of Kone Corporation since 2005, president and CEO since 2006 and a director since 2003. He was formerly at Nokia Corporation for more than 20 years, where his most recent roles were executive vice president and chief strategy officer, president mobile phones and president telecommunications.
     Matti is foundation board chairman of the International Institute for Management Development (IMD) and chairman of Technology Industries of Finland Centennial Foundation. A Finnish national, he is aged 54.

Clayton Brendish[b,e]
...
Clay Brendish was appointed to the Board on 1 September 2002. He is non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research Limited and a non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research. Prior to his retirement in May 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an adviser to the Government on the efficiency of the Civil Service. Aged 60.

Phil Hodkinson[b,d,e]
...
Phil Hodkinson was appointed to the Board on 1 February 2006. He was appointed chairman of the Audit Committee on 1 October 2006. He is group finance director of HBOS. A Fellow of the Institute of Actuaries, he was formerly chairman of Insight Investment, Clerical Medical Investment Group and Halifax Financial Services, and previously chief executive of Zurich Life and Eagle Star Life.
Phil is a non-executive director of Business in the Community and chairman of the HBOS Foundation. Aged 49.

50     BT Group plc Annual Report & Form 20-F

The Rt Hon Baroness Jay of Paddington PCc,e
...
Baroness (Margaret) Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Previously, she was Minister of State at the Department of Health.
Baroness Jay has held non-executive positions with Scottish Power, Carlton Television and LBC. She has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS Trust and a governor of South Bank University. She is currently chairman of the Overseas Development Institute and a non-executive director of Independent News & Media and a member of its International Advisory Board. Aged 67.

Deborah Lathen[c]
...
Deborah Lathen was appointed to the Board on 1 February 2007. She is a US attorney and has been president of Lathen Consulting (which provides strategic, legal and management advice on policy and regulatory matters to senior executives of major US companies) since 2001. From 1998 to 2001 she worked at the Federal Communications Commission (FCC) as chief of the Cable Services Bureau where she was responsible for policy and regulation covering the cable, satellite TV and broadcast industries. Prior to joining the FCC, she held roles as Director of National Consumer Affairs and Managing Counsel at Nissan Motor Corporation USA and legal positions at TRW Financial Systems and the Quaker Oats Company. A US national, she is aged 54.

John Nelson[b,d,f]
...
John Nelson was appointed to the Board on 14 January 2002. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.
     Prior to joining CSFB in January 1999, John spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York.
He was a non-executive director of Woolwich until it was taken over by Barclays Bank in 2000. He is chairman of Hammerson, deputy chairman of Kingfisher, a member of the Board of English National Opera and a senior advisor to Charterhouse Capital Partners. Aged 59.

Carl G Symon[b,c,g]
...
Carl Symon was appointed to the Board on 14 January 2002, and was appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.
Carl is chairman of HMV Group and Clearswift Systems and a non-executive director of Rolls-Royce and Rexam, and an advisory board member of Cross Atlantic Capital Partners. A US national, he is aged 61.

Operating Committee
Ben Verwaayen Chief Executive
François Barrault Chief Executive, BT Global Services
Andy Green Chief Executive, Group Strategy and Operations
Hanif Lalani Group Finance Director
Ian Livingston Chief Executive, BT Retail
Dr Paul Reynolds Chief Executive, BT Wholesale

Larry Stone[e]
...
Larry Stone, formerly Corporate Governance Director from 1 June 2000, was appointed Company Secretary on 27 March 2002. He previously held external relations and regulatory roles with BT in Tokyo and Brussels and with BT Cellnet (now 02). He is a trustee of the BT Pension Scheme and a member of the Primary Markets Group of the London Stock Exchange and of the UK Social Investment Forum’s Sustainable Pensions Advisory Board. He is Honorary Colonel of 81 Signal Squadron (Volunteers). Aged 49.

Key to membership of Board committees:

aOperating
bAudit
cRemuneration
dNominating
eCommunity Support
fPension Scheme Performance Review Group
gEquality of Access Board

All the non-executive directors are considered independent of the management of the company.

BT Group plc Annual Report & Form 20-F     51

Report of the Directors Corporate governance

BOARD COMPOSITION AND ROLE
The names and biographical details of the directors are given on pages 49 to 51 in Board of Directors and Operating Committee. All served throughout the financial year, with the exception of Deborah Lathen, who was appointed to the Board on 1 February 2007, and François Barrault, who was appointed to the Board on 24 April 2007. Sir Anthony Greener served as a director until 30 September 2006. The Board, which operates as a single team, is currently made up of the part-time Chairman, the Chief Executive, five other executive directors and eight non-executive directors. All of the non-executive directors during the 2007 financial year met, and continue to meet, the criteria for independence set out in the Combined Code and are therefore considered by the Board to be independent. In line with BT’s policy, the Board comprised a majority of independent non-executive directors throughout the 2007 financial year.
     The Board’s principal focus is the overall strategic direction, development and control of the group. In support of this, the Board approves the group’s values, business practice policies, strategic plans, annual budget, capital expenditure and investments budgets, larger capital expenditure proposals and the group’s overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group’s operating and financial performance and reviews the risk register. These responsibilities are set out in a formal statement of the Board’s role which is available on the company’s website. The Board has agreed the group’s corporate governance framework, including empowering the company’s key management committee, the Operating Committee, to make decisions on operational and other matters. The roles and powers of this committee are set out below. A statement of their powers and the authorities delegated to individual members of the Operating Committee is available on the group’s intranet site.
     Historically the Board met every month, except in August. The standard Board cycle changed in the 2006 financial year to nine meetings each year. The Board met eleven times during the 2007 financial year including two ad hoc meetings to consider time-critical matters.
     The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, approved by the Nominating Committee. In addition to chairing the Board, the Chairman is responsible for consulting the non-executive directors, particularly the Deputy Chairman, on corporate governance issues, matters considered by the Nominating Committee, which the Chairman chairs, and the individual performance of the non-executive directors. The Chairman and the non-executive directors hold regular dinners at which they discuss matters without the executive directors being present. With the Chief Executive and the Secretary, the Chairman ensures the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents the company in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the company’s executive team, particularly on the group’s broad strategic direction. The Chairman’s other current significant commitments are shown in Board of Directors and Operating Committee above. The Chief Executive has final executive responsibility, reporting to the Board, for the success of the group.
     The Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, the company’s corporate governance policies and practices and is responsible for their communication and implementation. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the company’s principal committees), as well as the implementation of corporate governance and compliance within the group. The appointment and removal of the Secretary is a matter for the whole Board.

BT’s non-executive directors
The Nominating Committee has agreed and periodically reviews the combination of experience, skills and other attributes which the non-executive directors as a whole should bring to the Board. This profile is used by the Committee, when the appointment of a non-executive director is being considered, to assess the suitability of candidates put forward by the directors and outside consultants. Short-listed candidates meet the Committee, which then recommends to the Board candidates for appointment.
     The non-executive directors provide a strong, independent element on the Board. Between them, they bring experience and independent judgment, gained at the most senior levels of international business operations and strategy, finance, marketing, technology, communications and political and international affairs.
     Maarten van den Bergh, the Deputy Chairman, is the senior independent director. In this capacity and his capacity as the chairman of the Remuneration Committee, he meets with BT’s major institutional shareholders. He is available to discuss matters with institutional shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive.
     Non-executive directors are appointed initially for three years, subject to three months’ termination notice from either BT or the director. At the end of the first three years the appointment may be continued by mutual agreement. Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid and the time commitment expected from the director. The letter also covers such matters as the confidentiality of information and the company’s share dealing code.

Principal Board committees
The Operating Committee, the company’s key management committee, meets weekly and is chaired by the Chief Executive. The other members are the Group Finance Director and the Chief Executives of BT Retail, BT Wholesale, BT Global Services and Group Strategy and Operations. The Secretary attends all meetings and the Group HR Director normally attends meetings. The Committee has collective responsibility for running the group’s business end-to-end. To do that, it develops the group’s strategy and budget for Board approval, recommends to the Board the group’s capital expenditure and investments budgets, monitors the financial, operational and customer quality of service performance of the whole group, reviews the group’s risk register, allocates resources across the group within plans agreed by the Board, plans and delivers major cross-business programmes and reviews the senior talent base and succession plans of the group. Within the group’s corporate governance

52     BT Group plc Annual Report & Form 20-F

framework, approved by the Board, the Operating Committee is empowered to approve, up to limits beyond which Board approval is required, capital expenditure, disposals of fixed assets, the making of investments by the group and divestments. It is authorised to delegate these approvals, up to its own limits, to senior executives.
     To meet best corporate governance practice, the Audit Committee, the Remuneration Committee and the Nominating Committee have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on the company’s website. The Report of the Audit Committee, the Report of the Nominating Committee and the Report on directors’ remuneration are on pages 54 to 68.
     The Equality of Access Board (EAB) was established on 1 November 2005, as part of the Undertakings given by BT to Ofcom following Ofcom’s Strategic Review of Telecommunications, to monitor, report and advise BT on BT’s compliance with these Undertakings. The EAB is a committee of the BT Group plc Board, which formally approved the formation of the EAB and its terms of reference. As required by the Undertakings, the EAB comprises five members: Carl Symon, a BT Group plc non-executive director and chairman of the EAB; a BT senior executive, Sally Davis, Chief Portfolio Officer; and three independent members: Sir Bryan Carsberg, Stephen Pettit and Dr Peter Radley. The EAB reports regularly to the Board. Its terms of reference are available on the company’s website.
     The Board also has a Community Support Committee and a Pension Scheme Performance Review Group.

New York Stock Exchange
The company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.
     The company has reviewed the NYSE’s new listing standards and believes that its corporate governance practices are consistent with them, with the following exception where the company does not meet the strict requirements set out in the standards. The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. BT has a Nominating Committee chaired by the Chairman, Sir Christopher Bland. It does not develop corporate governance principles for the Board’s approval. The Board approves the group’s overall system of internal controls, governance and compliance authorities. The Board and the Nominating Committee are made up of a majority of independent, non-executive directors.
     The Sarbanes-Oxley Act of 2002, the US Securities and Exchange Commission (SEC) and NYSE introduced rules on 31 July 2005 requiring the company to comply with certain provisions relating to the Audit Committee. These include the independence of Audit Committee members and procedures for the treatment of complaints regarding accounting or auditing matters. The company is fully compliant with these requirements.

BT Group plc Annual Report & Form 20-F     53

Report of the Directors Corporate governance

REPORT OF THE AUDIT COMMITTEE
Introduction
The Audit Committee is chaired by Phil Hodkinson. The other members are Maarten van den Bergh, Clay Brendish, John Nelson and Carl Symon. They are all independent non-executive directors. They were members of the Committee throughout the 2007 financial year. Sir Anthony Greener stepped down as chairman and a member of the Committee on 30 September 2006 when he retired from the Board, and Phil Hodkinson was appointed chairman of the Committee on 1 October 2006. The Board considers that the Committee’s members have broad commercial knowledge and extensive business leadership experience, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee. The Board has reviewed membership of the Committee and is satisfied that several of the Committee’s members have the recent and relevant financial experience required for the provisions of the Combined Code. It is the opinion of the Board that the Audit Committee includes a member in the person of Phil Hodkinson who is an ‘audit committee financial expert’ for the purposes of the US Sarbanes-Oxley Act.

Committee role
The Committee recommends the appointment and reappointment of the company’s external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. It ensures that key partners are rotated at appropriate intervals. It discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. It reviews the auditors’ performance, including the scope of the audit, and recommends to the Board appropriate remuneration.
     As a result of regulatory or similar requirements, it may be necessary to employ the company’s external auditors for certain non-audit work. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. The overall policies and the processes to implement them were reviewed and appropriately modified in the light of the provisions of the Sarbanes-Oxley Act relating to non-audit services that external auditors may not perform. The Audit Committee monitors the extent of non-audit work being performed by the company’s auditors and approves any substantive work before it is undertaken. It also monitors the level of non-audit fees paid to the external auditors.
     The Audit Committee reviews the company’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance. It reports its views to the Board to assist it in its approval of the results’ announcements and the Annual Report & Form 20-F. The Committee also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company’s financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report.

Committee activities
During the year, the Audit Committee monitored and reviewed the standards of risk management and internal control, including the processes and procedures for ensuring that material business risks, including risks relating to IT security, fraud and related matters, are properly identified and managed, the effectiveness of internal control, financial reporting, accounting policies and procedures, and the company’s statements on internal controls before they were agreed by the Board for the annual report. It also reviewed the company’s internal audit function and its relationship with the external auditors, including internal audit’s plans and performance. It reviewed the arrangements for dealing, in confidence, with complaints from employees and others about accounting or financial management impropriety, fraud, poor business practices and other matters, ensuring that arrangements are in place for the proportionate and independent investigation and appropriate follow up action. At each of its meetings it reviewed with the group chief internal auditor and appropriate executives the implementation and effectiveness of key operational and functional change and remedial programmes including major contracts and IT programmes. The Committee also set aside time at every meeting to seek the views of the company’s internal and external auditors in the absence of executives.
     In addition to carrying out those regular tasks described above under the Committee’s terms of reference, which are posted on the company’s website at www.bt.com/committees the Committee also carried out its annual consideration of the group’s risk register process, and reviewed the company’s system of internal control, its accounting systems, IT security and fraud and related matters. Additionally, the Committee has reviewed at each of its meetings during the 2007 financial year the steps being taken within the group with regard to the application of the Sarbanes-Oxley Act dealing with internal control over financial reporting. It also specifically evaluated its performance and processes by again inviting Committee members and several executives and the external auditors to complete questionnaires. This process formed part of the annual Board and Committee evaluation. Committee members, and those others consulted, regard the Committee as effective on both behaviours and processes. There is a similar view too of the external audit process, which is regarded as effective. The Committee also reviewed the experience, skills and succession planning within the Group’s finance function.
     The Group Finance Director, the Secretary, the group’s chief internal auditor and the company’s external auditors attend the Committee’s meetings. The Committee met four times during the 2007 financial year. The papers and minutes of Audit Committee meetings are sent to directors who are not members of the Committee.

54     BT Group plc Annual Report & Form 20-F

REPORT OF THE NOMINATING COMMITTEE
Introduction
The Nominating Committee is chaired by the Chairman. The other members are the Deputy Chairman, Phil Hodkinson and John Nelson. Sir Anthony Greener stepped down as a member of the Committee on 30 September 2006 when he retired from the Board and was succeeded on 1 October 2006 by Phil Hodkinson. Three of its four members are independent non-executive directors. The Secretary and, where appropriate, at the invitation of the Chairman, the Chief Executive attend the Committee’s meetings.

Committee role and activities
The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board. It keeps under review the need for appointments to the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments. The Committee met eight times during the 2007 financial year. It reviewed Board succession, the size, profile and composition of the Board and the Board and Board committee evaluation questionnaire and process. Under the leadership of the Deputy Chairman, the Committee identified candidates for the position of Chairman and recommended to the Board the appointment of Sir Mike Rake. The candidates on the short list drawn up by the Committee’s appointed search consultants, MWM, were considered and interviewed by the Committee and met with the Chief Executive. The Committee also reviewed and recommended to the Board the continued appointments of non-executive directors including the three-year extension for Maarten van den Bergh linked to his appointment as Deputy Chairman and senior independent director, and the new appointments of Deborah Lathen and François Barrault.
     The terms of reference of the Nominating Committee are posted on the company’s website at: www.bt.com/committees The minutes of Nominating Committee meetings are sent, at their request, to directors who are not members of the Committee, where appropriate to do so.

Chairman succession
The Board approved the recommendation of the Nominating Committee to appoint Sir Mike Rake as Chairman, in succession to Sir Christopher Bland, as announced on 19 February 2007. Sir Mike will join the Board on 26 September 2007, and Sir Christopher steps down as Chairman on 25 September 2007 and as a director on 30 September 2007. A full programme of induction and familiarisation is in hand.

Board evaluation
During summer 2006, the Board carried out, through a questionnaire and discussion with directors, its fourth formal evaluation of Board and Board committee performance and effectiveness. The individual performance of directors was also evaluated at one-to-one sessions with the Chairman. The previous Deputy Chairman and senior independent director, Sir Anthony Greener, led the review of the Chairman’s performance in consultation with the non-executive and executive directors. The results of that evaluation were considered by the Board in July 2006. The directors considered BT’s Board processes and effectiveness to be good. Key areas highlighted were the need for continued attention to Board diversity, more focused briefing on technology matters, and the continuing need to pay attention to the amount of paperwork. These matters are being addressed. The previous year’s concerns on maintaining visibility of major capital projects (including post-project reviews) and the amount of time available at Board meetings for free-ranging strategic discussion did not feature strongly this year as it was felt steps taken during the year had adequately dealt with them via process and Board agenda changes. Further evaluations will be carried out annually.
     Separate questionnaires about Audit Committee effectiveness were also completed and the results are reviewed in the Report of the Audit Committee.

BT Group plc Annual Report & Form 20-F     55

Report of the Directors Corporate governance

REPORT ON DIRECTORS’ REMUNERATION
The Report on directors’ remuneration is divided into the following sections:

•	Remuneration policy (not audited)
	(i)	Constitution and process
(ii)	Packages and financial year 2006/07 operation
(iii)	Annual package – financial year 2007/08
(iv)	Other matters
Executive share ownership
Pensions
Other benefits
Service agreements
Outside appointments
Non-executive directors’ letters of appointment
Non-executive directors’ remuneration
Directors’ service agreements and contracts of appointment
Directors’ interests
Performance graph

•     Remuneration review (audited)
Directors’ emoluments
Former directors
Loans
Pensions
Share options
Share awards under long-term incentive plans
Vesting of outstanding share awards and options
Deferred Bonus Plan
Share awards under the Employee Share Investment Plan

REMUNERATION POLICY
This part of the Report on directors’ remuneration is not subject to audit.
(i) Constitution and process
The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2003 Combined Code on Corporate Governance. Shareholders will be invited to approve this report at the company’s 2007 AGM. The Board is ultimately responsible for both the structure and amount of executive remuneration, but it has delegated prime responsibility for executive remuneration to the Remuneration Committee. The Committee is made up wholly of independent non-executive directors. The terms of reference of the Committee are available on the company’s website at www.bt.com/committees The Committee’s role is to set the remuneration policy and individual remuneration packages for the Chairman and the executive directors. The Committee also reviews the remuneration of other senior executives reporting to the Chief Executive. This includes approving changes to the company’s long-term incentive plans, recommending to the Board those plans which require shareholder approval and overseeing their operation. In this role the Committee also monitors the structure of reward for executives reporting to the senior management team and determines the basis on which awards are granted under the company’s executive share plans. The Committee met five times during the financial year 2006/07. Sir Anthony Greener chaired the Committee from 18 July 2001 until he retired as a director on 30 September 2006. From 1 October 2006, Maarten van den Bergh has been chairman of the Committee. Other members of the Committee who served during the financial years 2005/06 and 2006/07 were:

•	Matti Alahuhta (appointed 7 February 2006)
•	Lou Hughes (retired 31 March 2006)
•	Baroness Jay
•	Deborah Lathen (appointed 1 February 2007)
•	Carl Symon.

The Chairman and Chief Executive are invited to attend meetings. They are not present when matters affecting their own remuneration arrangements are considered. No director or executive is involved in any decision relating to his or her remuneration. Non-executive directors who are not members of the Committee are entitled to receive papers and minutes of the Committee. The Committee had access during the year to professional advisers, both from within the company and externally: Kepler Associates (remuneration consultants), who were appointed by the company; Ben Verwaayen, Chief Executive; Hanif Lalani, Group Finance Director; Alex Wilson, Group HR Director and Larry Stone, Company Secretary. They provided advice that materially assisted the Committee in relation to directors’ remuneration in the financial year 2006/07. Remuneration consultants provide a range of data and advisory services covering all aspects of executive pay, bonus arrangements, shares and benefits. The Committee agreed that Kepler Associates may advise both the Committee and BT, and should be invited to attend meetings when major remuneration policy issues were discussed.
     BT’s policy is to reward its senior executives competitively, taking account of the performance of individual lines of business and the company as a whole, comparison with other FTSE 30 companies and the competitive pressures in the information and communications technology industry. This has been crucial as BT’s revenues from traditional business have fallen and new

56     BT Group plc Annual Report & Form 20-F

wave services, generated mainly from networked IT services and broadband, have been developed to provide revenue growth. To ensure that key people are both recruited and retained, base salaries are positioned within a range, consistent with prevailing market rates, with the potential for total direct compensation (basic salary, annual bonus – cash and deferred shares – and the expected value of any long-term incentives) to deliver upper quartile remuneration for sustained and excellent performance. A significant proportion of the total executive remuneration package is variable and is linked to corporate performance. Remuneration arrangements and performance targets are kept under regular review to achieve this.
     As members of the Board, all Committee members receive and review an annual corporate social responsibility report detailing the way in which the company manages social, ethical and environmental issues. The Committee is satisfied that the structure for the remuneration of the executive directors and senior executives does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.

(ii) Packages and financial year 2006/07 operation
The remuneration package is made up of some or all of the following:

Basic salary
Salaries are reviewed annually, but increases are made only where the Committee believes that adjustments are appropriate to reflect contribution, increased responsibilities and/or market pressures. No base pay changes were proposed or made for executive directors in 2006/07, save that the Committee agreed increases in annual base salary effective from 1 June 2006 for Ben Verwaayen and Hanif Lalani to bring their remuneration more into line with the market.

Performance-related remuneration
Annual bonus
The annual bonus plan is designed to reward the achievement of results against set objectives.
     For the financial year 2006/07, on-target and maximum (requiring truly exceptional performance) bonus levels for executive directors, as a percentage of salary, were set at 60% and 110% respectively. In addition, executive directors are entitled to a bonus in the form of deferred shares with a value of 75% of the cash bonus.
     The Chief Executive has a target cash bonus of 85% of salary and a maximum cash bonus, for exceptional performance, of 130% of salary. He is also entitled to an award of deferred shares, equal to two-times his cash bonus, subject to an overall cap of three-times salary (cash plus deferred shares) in any one year.
     Under his contract, the Chairman is not entitled to a bonus.
     Corporate performance targets, set at the beginning of the financial year 2006/07, were weighted such that 40% of the bonus potential was based on EPS (earnings per share), 40% on free cash flow and 20% on customer satisfaction. Delivery against these operational targets is a key determinant of success and supports BT’s strategy for transformation and growth. The Committee agreed that in calculating earnings per share for purposes of the annual bonus, volatile items which would be reported under IFRS should be excluded. The impact of market movements in foreign exchange and financial instruments plus the net finance income relating to the group’s pension liabilities were excluded from the target.
     For the executive directors and other relevant senior executives, (but not Openreach executives, see ‘Openreach’ on page 59) the importance of meeting these operational targets is recognised by linking 100% of their potential bonus to BT’s corporate performance. The Committee retains the flexibility to enhance or reduce bonus awards in exceptional circumstances.

Payment against corporate targets in the financial year 2006/07

Earnings per share – weighting 40% of target	Free cash flow – weighting 40% of target	Customer satisfaction – weighting 20% of target	Total % of target

80	80	13	173

(Note – threshold reflects 50% of target; target is 100%; and stretch is 200%)

The deferred share element of the annual bonus is paid under the DBP (Deferred Bonus Plan). The shares vest and are transferred to the executive after three years if still employed by the company. There are no additional performance measures for the vesting of deferred share awards. The Committee considers that deferring a part of the annual bonus in this way also acts as a retention measure and contributes to aligning management with long-term shareholder interests.
     The deferred awards for Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2006/07, and for François Barrault on 24 April 2007 when he was appointed as a director, are contained in the table on page 67. The initial values of the awards to be granted in respect of the financial year 2006/07 are given in the table on page 63.

Long-term incentives
The BT Equity Incentive Portfolio (the Portfolio) is designed to ensure that equity participation is an important part of total remuneration and that overall directors’ remuneration is aligned with shareholders’ interests. It comprises three elements: share options, incentive shares and retention shares. Incentive shares were used for equity participation in the financial year 2006/07. Retention shares are used principally as a recruitment or retention tool. No options were granted in the financial year 2006/07.
     Under his service agreement, the Chairman is not entitled to receive annual grants of incentive awards or options.
     Normally, awards vest and options become exercisable only if a predetermined performance target has been achieved. The performance measure for outstanding awards and options is total shareholder return (TSR), calculated on a common currency basis and compared with a relevant basket of companies. TSR for these purposes was calculated by the law firm, Allen & Overy. TSR links the reward given to directors with the performance of BT against the shares of other major companies. For grants in the financial years 2002/03 and 2003/04, the comparator group was the FTSE 100 at 1 April in each year. For grants in the financial year 2004/05, 2005/06 and 2006/07, TSR was measured against a group of companies from the European Telecom Sector. This comparator group was chosen because the companies face similar market sector challenges to BT and are within the sector in which BT competes for capital.

BT Group plc Annual Report & Form 20-F     57

Report of the Directors Corporate governance

At 1 April 2006, the group contained the following companies:

BT Group Belgacom Cosmote Mobile Telecommunications Deutsche Telekom France Telecom Hellenic Telecom Portugal Telecom Royal KPN Swisscom	Telecom Italia Telecom Italia Mobile Telefonica Telecom Moviles Telekom Austria Telenor TeliaSonera Vodafone Group

     All the above companies, with the exception of Telecom Moviles were members of the comparator group at 1 April 2005; Cable & Wireless, 02 and TDC were also members of the group. At 1 April 2004, Belgacom was not a member of the group but Mobistar and Tele2 were members.
     The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period to the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream. It uses the official closing prices for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the six months prior to the beginning of the performance period, the end value is determined by calculating the average RI over the six months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and end values indicates TSR growth.

Incentive shares
For the financial year 2006/07, the Committee granted incentive shares to executive directors, senior executives, key managers and professionals.
     Awards of incentive shares vest after a performance period of three years, if the participant is still employed by BT and a performance measure has been met. Dividends paid on the shares during the three-year period are reinvested in further shares and added to the awards. For awards of incentive shares granted in the financial years 2004/05, 2005/06 and 2006/07, TSR at the end of the three year period must be in the upper quartile relative to the comparator group for all of the shares to vest. At median, 25% of the shares under award will vest. Below that point, none of the shares under award will vest. The proportion of shares that vests reduces on a straight-line basis between the upper quartile and median positions. There will be no re-testing, and no matching shares are being offered to any executive on vesting of the incentive shares.
     At 31 March 2007, the TSR for the 2004/05 awards was at 8th position against the comparator group of 20 companies. As a result, 55% of the awards will vest in May 2007.
     The details of incentive share awards held by Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2006/07, and by François Barrault on 24 April 2007 when he was appointed as a director, are contained in the table on page 66.

Share options
No share options were granted in 2006/07. The last grant of share options was in the financial year 2004/05.
     The price at which shares may be acquired under the Global Share Option Plan (GSOP) is the market price at the date of grant. Options are exercisable after three years, subject to a performance target being met.
     For options granted subject to a TSR measure, BT’s TSR at the end of the three-year period must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. The proportion of options that are exercisable reduces on a straight-line basis between upper quartile and median performance. Options were granted in the 2002/03, 2003/04 and 2004/05 financial years. The options granted in the 2002/03 financial year did not, after re-testing, meet the TSR target at the end of the performance period on 31 March 2007 and lapsed on that date. For options granted in the financial year 2003/04, TSR had reached 85th position at the first measurement relative to the FTSE 100 and performance will be re-tested in the financial year 2007/08. If the performance measure is not met, the options will lapse.
     For options granted in the financial year 2004/05 there were no re-testing provisions, and the policy of the Committee is for there to be no re-testing for future equity awards. At 31 March 2007, TSR for these options was at 8th position against the comparator group of 20 companies and, as a result, 58% of the options will become exercisable from June 2007.
     The option granted to Sir Christopher Bland on 22 June 2001 as part of his recruitment package is not subject to a performance measure as it matched a personal investment in BT shares of £1 million.
     The details of the options held by Sir Christopher Bland, Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2006/07 and by François Barrault on 24 April 2007 when he was appointed as a director, are contained in the table on page 65.

Retention shares
Retention shares are granted under the RSP (Retention Share Plan) to individuals with critical skills, as a recruitment or retention tool. In some cases, they are granted to key employees who have contributed to good corporate performance to assist retention. As a result, shares currently under award are not generally linked to a corporate performance target. The length of the retention period before awards vest is flexible although this would normally be three years unless the Committee agreed otherwise. The shares are transferred at the end of the specified period if the individual is still employed by BT.
     Retention shares are used in special circumstances and, in the financial year 2006/07, seven awards were granted of which three awards were made for recruitment purposes.
     As a retention measure in his role as Chief Executive, BT Global Services, Andy Green receives awards of retention shares linked to BT Global Services’ financial performance in 2005/06 and 2006/07. The target award was equivalent to 100% of salary with a maximum of 150% of salary. The first award with a value of £750,000 was granted in June 2006. The second award with a value of £217,000 will be granted in June 2007. The awards vest three years after the date of grant subject to continued employment. In recognition of the leading role which Andy Green will take in delivering the next phase of transformation of the company over the next two years, a further retention share award with a value of £535,000 will be granted to him in June 2007. The vesting of the award will be after two years and will not be subject to performance conditions.
     The awards under the RSP held by Sir Christopher Bland and Ian Livingston at the end of the financial year 2006/07 and by François Barrault on 24 April 2007 when he was appointed as a director, or which vested during the year, are contained in the table on page 66.

58     BT Group plc Annual Report & Form 20-F

Other share plans
The executive directors and the Chairman may participate in BT’s HM Revenue & Customs (HMRC) approved all-employee share plans, the Employee Sharesave Scheme and Employee Share Investment Plan, on the same basis as other employees. There are further details of these plans in note 31 to the accounts.

Dilution
Treasury shares are generally used to satisfy the exercise of share options, the grant of share awards and for the all-employee share plans. At the end of the 2006/07 financial year, treasury shares equivalent to 6.2% of the issued share capital would be required for these purposes. It is estimated that treasury shares equivalent to approximately 1% of the issued share capital will be required for all the employee share plans in 2007/08.

(iii) Annual package – financial year 2007/08
The Remuneration Committee has carried out a review of executive remuneration and, as a result, resolved to place a greater emphasis on long-term reward.

Long-term reward
To provide appropriate incentives, to recognise good performance in recent years and to help rebalance overall remuneration to long-term reward, incentive share awards with an initial face value in the range of 100% to 200% of salary will be awarded. Awards will have a fair market value in the range of 44.5% to 89% of salary respectively.

Salaries
Salaries have been increased in order to bring the overall packages more into line with the market.

Annual bonus plan
The Remuneration Committee has reviewed the structure of the corporate scorecard for the annual bonus plan. The annual bonus will continue to reward performance against EPS, free cash flow and a customer-related measure. Given the importance of excellent customer service to the company, the weighting of the customer-related element will be increased to 30%; the EPS and cash flow elements will each be reduced to 35%.
     In addition, the existing customer-related element of the scorecard, customer satisfaction, will be changed to customer service to reflect the drive to improve the efficiency of the service provided to customers. This is in line with programmes in the business designed to reflect new quality assurance and efficiency measures.
     As in the previous two financial years, for purposes of calculating EPS for the scorecard, volatile items reported under IFRS have been excluded from the target.
     The bonus levels for the Chief Executive and the executive directors will continue unchanged. For the Chief Executive, at target, two thirds of any bonus will continue to be payable in deferred shares.
     The Committee believes that the group performance targets for the financial year 2007/08 are more challenging than the outturn for 2006/07.

Proportion of fixed and variable remuneration
The targeted composition of each executive director’s performance-related remuneration, excluding pension, for the financial year 2007/08, comprising annual and long-term incentives, will be:

	Fixed Base Pay	Variable	Total

B Verwaayen	23%	77%	100%
F Barrault	37%	63%	100%
A Green	34%	66%	100%
H Lalani	37%	63%	100%
I Livingston	34%	66%	100%
P Reynolds	40%	60%	100%

Total remuneration comprises base salary, annual bonus – cash and deferred shares – and the expected value of awards under BT’s long-term incentive plans, excluding retention shares.

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of executives within Openreach should be linked to Openreach performance rather than BT targets or share price. These incentives cannot be provided by way of BT shares.
     As a result, special arrangements were put in place for Openreach executives in 2005/06. The annual bonus is linked to all Openreach targets and long-term incentives are paid in cash instead of shares.
     Openreach executives participate in the BT HMRC-approved all-employee share plans on the same terms as other BT employees. In addition, there were no changes to the pension arrangements of these executives.
     None of the executive directors participates in the Openreach incentive plans.

(iv) Other matters
Executive share ownership
A mandatory shareholding programme was introduced for the financial year 2005/06 onwards. This is to encourage executive directors and certain other executives to build up a shareholding in the company over time by retaining shares received either as a result of participating in a BT employee share plan (other than the shares sold to pay a National Insurance or income tax liability) or from on-market purchases. The Chief Executive is required to build up a shareholding of 2 x salary and the remaining executive directors 1.5 x salary. Given that a large part of an executive’s remuneration is already variable, the requirement excludes the need to make a further personal investment to build up the shareholding should share plan awards not vest. Current shareholdings are set out on page 62. Progress towards meeting these targets has been made during the financial year 2006/07.

Pensions
Those directors and other employees, who joined the company prior to 1 April 2001, are eligible for membership of the BT Pension Scheme, which is a defined benefit scheme. The benefits of the executive directors who are members of the scheme are set out on page 64. The executive directors, who have opted out of future pensionable service accrual following the pension simplification legislation which came into force on 6 April 2006, receive, as an alternative, a cash allowance annually. The benefits for executive directors who are covered by this are set out on page 64. This is broadly cash neutral for the company.
     BT closed the BT Pension Scheme to new members from 1 April 2001. From this date, provision is generally made on a defined contribution basis. The company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Additionally, a

BT Group plc Annual Report & Form 20-F     59

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lump sum equal to four times salary is payable on death in service. The benefits for the executive directors who are covered by this are set out on page 64.
     Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives are excluded.

Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions, and personal tax planning and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and certain executive directors who may become permanently incapacitated.

Service agreements
It is the policy for the Chairman and executive directors to have service agreements providing for one year’s notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All of the service agreements contain provisions dealing with the removal of a director through poor performance, including in the event of early termination of the contract by BT. During the financial year 2006/07, Sir Christopher Bland’s service agreement was extended to provide for his resignation as Chairman on 25 September 2007 and his resignation as a director on 30 September 2007 instead of at the conclusion of the 2007 AGM. On termination of his contract by BT before 30 September 2007, he is entitled to payment of salary and the value of any benefits until that date. Sir Mike Rake, who will replace Sir Christopher Bland as Chairman, entered into a service agreement as a director and Chairman to take effect from 26 September 2007. Ben Verwaayen’s contract entitles him on termination of his contract by BT to payment of £700,000. The contracts of François Barrault, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months from notice of termination or the director obtaining full-time employment. If the contract of an executive director (other than that of the Chairman, François Barrault and Hanif Lalani) is terminated by BT within one year of BT entering into a scheme of arrangement or becoming a subsidiary of another company, he will be entitled to receive the higher of that current year’s on-target bonus or the previous year’s bonus, the market value of shares awarded under an employee share ownership plan or deferred bonus plan that have not vested, together with a year’s salary and the value of any benefits.
     The Committee has reviewed contracts taking into account the joint statement of best practice on executive contracts and severance by the Association of British Insurers and the National Association of Pension Funds, and other relevant guidelines, and believes that contract terms are generally in line with best practice. The clause described above dealing with termination following BT entering into a scheme of arrangement or becoming a subsidiary of another company will be excluded from contracts for new appointments. This clause was not included in the contracts of François Barrault and Hanif Lalani.

Outside appointments
The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Ben Verwaayen as a non-executive director of United Parcel Service (UPS), receives an annual fee of US$75,000. On 1 May 2006, he was granted 1,051 shares of restricted UPS common stock amounting to US$85,000 and on 8 February 2007 he was granted 1,501 shares of UPS restricted common stock amounting to US$110,000. Ian Livingston received an annual fee of £45,000 as a non-executive director of Ladbrokes plc until he resigned as a director on 31 October 2006. Paul Reynolds, as a non-executive director of E-Access in Japan, receives an annual fee of ¥3,200,000 (approximately £14,000). Andy Green is a non-executive director of NAVTEQ in the US. He is entitled to receive an annual fee of US$60,000 and an annual grant of restricted stock units to the value of US$125,000. François Barrault, as a director of eServGlobal in Australia, receives an annual fee of €36,000. In 2003, he was granted 500,000 options over eServGlobal shares; 50% have an exercise price of A$0.15 per option and 50% have an exercise price of A$0.40 per option.

Non-executive directors’ letters of appointment
Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice. At the end of the period the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out in the Report of the Directors. The letters of appointment of non-executive directors are terminable on notice by the company without compensation.

Non-executive directors’ remuneration
Eight of the directors on the Board are non-executive directors who, in accordance with BT’s articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.
     The Board last reviewed fees in 2004 and plans to review them again in the 2007/08 financial year.
     The basic fee for non-executive directors is £40,000 per year. An additional fee for membership of a Board committee is £5,000 per year and a further £5,000 for chairing a committee. Sir Anthony Greener, who was Deputy Chairman and senior independent director until he retired on 30 September 2006 and also chaired both the Remuneration Committee and the Audit Committee, received total fees of £115,000 per year. Maarten van den Bergh, who was appointed Deputy Chairman and senior independent director from 1 October 2006 and chairman of the Remuneration Committee from that date, and who is also chairman of the Pension Scheme Performance Review Group, receives total fees of £120,000 per year. Carl Symon receives an annual fee of £70,000 as chairman of the Equality of Access Board (a Board Committee), which was established on 1 November 2005.
     To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.
     No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

60     BT Group plc Annual Report & Form 20-F

Directors’ service agreements and contracts of appointment
The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date		Expiry date of current service agreement or letter of appointment
Sir Christopher Bland	1	May 2001	Sir Christopher Bland’s service agreement was extended on 19 February 2007 so that it will terminate on 30 September 2007.

B Verwaayen	14	January 2002	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.
F Barrault[a]	24	April 2007
A Green	19	November 2001
H Lalani	7	February 2005
I Livingston	8	April 2002
P Reynolds	19	November 2001

Non-executive directors
M van den Bergh	1	September 2000	Letter of appointment was for an initial period of three years. The appointment was extended for three years in 2003 and extended for a further three years in 2006. The appointment is terminable by the company or the director on three months’ notice.

C Brendish	1	September 2002	Letters of appointment were for an initial period of three years. Appointments were extended for a further three years and are terminable by the company or the director on three months’ notice.
Baroness Jay	14	January 2002
J F Nelson	14	January 2002
C G Symon	14	January 2002

Sir Anthony Greener	1	October 2000	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years. Terminated 30 September 2006.

M Alahuhta	1	February 2006	Letters of appointment are for an initial period of three years and are terminable by the company or the director on three months’ notice. The appointment is renewable by mutual agreement.
P Hodkinson	1	February 2006
D Lathen	1	February 2007

a
François Barrault also has a management agreement, dated 26 April 2004, which he entered into when he was appointed President, BT International. This agreement is terminable by the company on 12 months’ notice and by François Barrault on six months’ notice.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors.
There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

BT Group plc Annual Report & Form 20-F     61

Report of the Directors Corporate governance

Directors’ interests
The interests of directors holding office at the end of the year and their families in the company’s ordinary shares at 31 March 2007 and 1 April 2006, or date of appointment if later, are shown below:

	No. of shares

Beneficial holdings	2007		2006

Sir Christopher Bland[a]	674,386	[b]	674,257	[b]
B Verwaayen[a]	1,238,827		951,497
F Barrault[a,e]	107	[b]	–
A Green[a]	204,629	[b]	152,645	[b]
H Lalani[a]	36,358	[b,c]	14,360	[b]
I Livingston[a]	349,901	[b,c]	313,110	[b]
P Reynolds[a]	147,169	[b,c]	98,050	[b]
M Alahuhta	20,000		20,000
M van den Bergh	13,621		12,040
C Brendish	30,920		30,920
P Hodkinson	4,622		4,622
Baroness Jay	10,185		8,214
D Lathen[d]	–		–
J F Nelson	50,000		50,000
C G Symon	15,069		15,069

Total	2,795,794		2,344,784

a
At 31 March 2007, Sir Christopher Bland and each of the executive directors, as potential beneficiaries, had a non-beneficial interest in 20,797,054 shares (2006 – 24,809,976) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans. They each also had a non-beneficial interest in 30,378 shares (2006 – 50,342) held in trust by Halifax Corporate Trustees Limited for participants in the BT Group Employee Share Investment Plan.

b	Includes free shares awarded under the BT Group Employee Share Investment Plan.
c	During the period from 1 April 2007 to 15 May 2007, Paul Reynolds and Hanif Lalani each purchased 473 shares and Ian Livingston purchased 472 shares under the BT Group Employee Share Investment Plan.
d	Deborah Lathen was appointed as a director on 1 February 2007.
e	François Barrault was appointed as a director on 24 April 2007.

The directors, as a group, beneficially own less than 1% of the company’s ordinary shares.

Performance graph
This graph illustrates, as required by the Companies Act 1985, the performance of BT Group plc measured by TSR relative to a broad equity market index over the past five years. We consider the FTSE 100 to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

62     BT Group plc Annual Report & Form 20-F

REMUNERATION REVIEW
This part of the Report on directors’ remuneration is subject to audit.

Directors’ emoluments
Directors’ emoluments for the financial year 2006/07 were as follows:

	Basic salary and	Pension allowance net of pension		Total salary	Annual	Expenses	Other benefits excluding	Total	Total	Deferred Bonus Plan		[f]
	fees	contributions	[a]	and fees	cash bonus	allowance	pension	2007	2006	2007	2006

	£000	£000		£000	£000	£000	£000	£000	£000	£000	£000

Sir Christopher Bland[c]	500	15		515	–	–	36	551	532	–	–
B Verwaayen[c]	742	190		932	884	–	44	1,860	1,694	1,366	1,316
A Green[c]	500	–		500	483	–	36	1,019	930	362	300
H Lalani[c,d]	450	135		585	444	–	39	1,068	759	333	240
I Livingston[b,c]	525	102		627	507	19	12	1,165	1,110	380	315
P Reynolds[b,c]	450	135		585	434	19	18	1,056	834	326	270
M van den Bergh	93	–		93	–	–	–	93	59	–	–
M Alahuhta	45	–		45	–	–	–	45	8	–	–
C Brendish	50	–		50	–	–	–	50	50	–	–
P Hodkinson	55	–		55	–	–	–	55	8	–	–
Baroness Jay	50	–		50	–	–	–	50	50	–	–
D Lathen[e]	8	–		8	–	–	–	8	–	–	–
J F Nelson	55	–		55	–	–	–	55	52	–	–
C G Symon	115	–		115	–	–	–	115	87	–	–
Sir Anthony Greener[g]	57	–		57	–	–	–	57	115	–	–
L R Hughes[h]	–	–		–	–	–	–	–	38	–	–

	3,695	577		4,272	2,752	38	185	7,247	6,326

a
Balance or part of the pension allowance for the financial year 2006/07 – see ‘Pensions’ below. Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors and one former director under defined benefit arrangements.

b	Expenses allowance in the above table includes a monthly cash allowance in lieu of a company car equivalent to £18,500 received by Ian Livingston and Paul Reynolds.
c
Other benefits includes some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions and personal tax planning, and financial counselling. In addition, Paul Reynolds had an interest free loan – see ‘Loans’ below.

d	Hanif Lalani received an additional cash payment of £150,000 on 30 June 2006 in respect of a special retention arrangement established on 1 July 2004 when he was Chief Financial Officer, BT Wholesale.
e	Deborah Lathen was appointed as a director on 1 February 2007.
f	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.
g	Sir Anthony Greener retired as a director on 30 September 2006.
h	Lou Hughes retired as a director on 31 March 2006.

BT Group plc Annual Report & Form 20-F     63

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The annual salaries of the Chairman, Andy Green, Ian Livingston and Paul Reynolds remained unchanged during the financial year 2006/07. Ben Verwaayen’s annual salary was increased from £700,000 to £750,000 and Hanif Lalani’s annual salary was increased from £400,000 to £460,000, both on 1 June 2006.
     Following this year’s review of annual salaries, Ben Verwaayen’s salary will be increased from £750,000 to £800,000, Andy Green’s salary will be increased from £500,000 to £520,000, Hanif Lalani’s salary will be increased from £460,000 to £520,000, Ian Livingston’s salary will be increased from £525,000 to £560,000 and Paul Reynolds’ salary will be increased from £450,000 to £475,000. All increases will be effective from 1 June 2007.
     François Barrault receives an annual salary of €750,000 (approximately £500,000).
     Annual cash bonus awards in respect of the financial year 2006/07, which are not pensionable, to executive directors ranged from 96.5% to 117.85% of current salary (2005/06 – 80% to 112%).

Former directors
Sir Peter Bonfield received, under pre-existing arrangements, a pension of £359,900 payable in the financial year 2006/07 (2005/06 – £352,153).

Loans
Prior to the date of his appointment to the Board on 19 November 2001, Paul Reynolds had an interest-free loan of £300,000 from the company to assist with relocation. At 31 March 2007, he owed £170,000 (31 March 2006 – £200,000). During the financial year 2006/07, the maximum amount outstanding was £200,000. There are no outstanding loans granted by any member of the BT group to any other of the directors or guarantees provided by any member of the BT group for their benefit.

Pensions
Sir Christopher Bland is not a member of any of the company pension schemes, but the company paid a cash amount of £15,186 representing a retirement allowance for the financial year 2006/07.
     Ben Verwaayen is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £32,580 into his personal pension plan, plus a cash payment of £189,920 representing the balance of the pension allowance for the financial year 2006/07. BT also provides him with a lump sum death in service benefit of four times his salary.
     Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £55,665 into his personal pension plan, plus a cash payment of £101,835 representing the balance of the pension allowance for the financial year 2006/07. BT also provides him with a lump sum death in service benefit of four times his salary.
     Andy Green is a member of the BT Pension Scheme. From 31 December 1997 the company has been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would be payable on his death.
     Hanif Lalani is a member of the BT Pension Scheme but has opted out of future pensionable service accrual. A two-thirds widow’s pension would be payable on death. The company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. A cash payment of £135,000 was therefore made for the financial year 2006/07.
     Paul Reynolds is a member of the BT Pension Scheme but has opted out of future pensionable service accrual. A two-thirds widow’s pension would be payable on death. The company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. A cash payment of £135,000 was therefore made for the financial year 2006/07.

The table below shows the increase in the accrued benefits, including those referred to above, to which each director, who is a member of the BT Pension Scheme, has become entitled during the year and the transfer value of the increase in accrued benefits.

	Accrued pension				Transfer value of accrued benefits				Change in transfer value c-d less directors’ contributions	Additional accrued benefits earned in the year		Transfer value of increase in accrued benefits in e less directors’ contributions

	2007		2006		2007		2006		2007	2007		2007
	£000	[a]	£000	[b]	£000	[c]	£000	[d]	£000	£000	[e]	£000	[f]

A Green	167		157		2,879		2,448		401	2		13
H Lalani	126		112		1,394		1,144		250	9		98
P Reynolds	140		140		2,160		1,995		165	–		–

a-d	As required by the Companies Act 1985 Schedule 7A.
a-b	These amounts represent the deferred pension to which the directors would have been entitled had they left the company on 31 March 2007 and 2006, respectively.
c
Transfer value of the deferred pension in column (a) as at 31 March 2007 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents a liability of the BT Pension Scheme rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.

d	The equivalent transfer value but calculated as at 31 March 2006 on the assumption that the director left service at that date.
e	The increase in pension built up during the year, net of inflation. The gross amount can be calculated by deducting the amount under column (b) from the amount under column (a).
f	The transfer value of the pension in column (e), less directors’ contributions.
g	Directors’ contributions in the financial year 2006/07 were as follows: Andy Green, £30,000 (2006 – £30,000); Hanif Lalani £nil (2006 – £24,000) and Paul Reynolds £nil (2006 – £26,000).

64     BT Group plc Annual Report & Form 20-F

Share options held at 31 March 2007, or date of appointment if later

	Number of shares under option

	1 April 2006		Granted		Lapsed	Exercised	31 March 2007		Option price per share	Usual date from which exercisable	Usual expiry date

Sir Christopher Bland	314,244	[a]	–		–		314,244		318p	01/05/2004	01/05/2011

B Verwaayen	1,121,121	[b]	–		1,121,121	–	–		250p	01/04/2005	11/02/2012
	935,830	[c]	–		935,830	–	–		187p	29/07/2005	29/07/2012
	1,052,632	[d]	–		–	–	1,052,632		199.5p	24/06/2006	24/06/2013
	546,875	[e]	–		229,687	–	317,188		192p	24/06/2007	24/06/2014

	3,656,458		–		2,286,638	–	1,369,820

F Barrault[k]	–		–		–	–	362,500	[m]	180p	21/05/2007	21/05/2014

A Green	568,190	[c]	–		568,190	–	–		187p	29/07/2005	29/07/2012
	639,098	[d]	–		–	–	639,098		199.5p	24/06/2006	24/06/2013
	332,032	[e]	–		139,453	–	192,579		192p	24/06/2007	24/06/2014
	5,712	[f]	–		–	–	5,712		165p	14/08/2007	31/02/2008

	1,545,032		–		707,643	–	837,389

H Lalani	177,810	[c]	–		177,810	–	–		187p	29/07/2005	29/07/2012
	210,527	[d]	–		–	–	210,527		199.5p	24/06/2006	24/06/2013
	156,250	[e]	–		65,625	–	90,625		192p	24/06/2007	24/06/2014
	5,346	[g]	–		–	5,346	–		173p	14/08/2006	13/02/2007
			8,994	[l]	–	–	8,994		179p	14/08/2012	13/02/2013
	105,264	[h]	–		–	–	105,264		199.5p	24/06/2004	24/06/2013

	655,197		8,994		243,435	5,346	415,410

I Livingston	601,610	[c]	–		601,610	–	–		187p	29/07/2005	29/07/2012
	676,692	[d]	–		–	–	676,692		199.5p	24/06/2006	24/06/2013
	351,563	[e]	–		147,656	–	203,907		192p	24/06/2007	24/06/2014
	7,290	[i]	–		–	–	7,290		227p	14/08/2007	13/02/2008

	1,637,155		–		749,266	–	887,889

P Reynolds	534,760	[c]	–		534,760	–	–		187p	29/07/2005	29/07/2012
	601,504	[d]	–		–	–	601,504		199.5p	24/06/2006	24/06/2013
	312,500	[e]	–		131,250	–	181,250		192p	24/06/2007	24/06/2014
	4,555	[j]	–		–	–	4,555		218p	14/02/2007	13/08/2007

	1,453,319		–		666,010	–	787,309

Total	9,261,405		8,994		4,652,992	5,346	4,974,561

All of the above options were granted for nil consideration.
a
Option granted under the GSOP on 22 June 2001. The option is not subject to a performance measure. It was a term of Sir Christopher Bland’s initial service contract that (i) he purchased BT shares to the value of at least £1 million; and (ii) as soon as practicable after the purchase of the shares (‘invested shares’), the company would grant a share option over shares to the value of at least £1 million. Sir Christopher Bland was the legal and beneficial owner of the invested shares on 1 May 2004, so the option became exercisable on that date.

b
Option granted under the GSOP on 11 February 2002. The exercise of the option was subject to a performance measure being met. The performance measure was relative TSR compared with the FTSE 100 as at 1 April 2002. BT’s TSR must be in the upper quartile for all of the option to become exercisable. At median, 40% of the option would be exercisable. Below that point, none of the option may be exercised. On 31 March 2005, BT’s TSR was below median and also when it was retested on 31 March 2006 and 31 March 2007. As a result, the option lapsed on 31 March 2007.

c
Options granted under the GSOP on 29 July 2002. The exercise of the options was subject to a performance measure being met. The performance measure was relative TSR compared with the FTSE 100 as at 1 April 2002. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 30% of the options would be exercisable. Below that point, none of the options may be exercised. On 31 March 2005, BT’s TSR was below median and also when it was retested on 31 March 2006 and 31 March 2007. As a result, the options lapsed on 31 March 2007.

d
Options granted under the GSOP on 24 June 2003. The exercise of the options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100 as at 1 April 2003. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 30% of the options will become exercisable. Below that point, none of the options may be exercised. On 31 March 2006, BT’s TSR was at 85th position against the FTSE 100. As a result, the options did not become exercisable. The TSR will be re-tested against a fixed base on 31 March 2008.

e
Options granted under the GSOP on 24 June 2004. The exercise of the options is subject to a performance measure being met. The performance measure is relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR must be in the upper quartile for all of each option to become exercisable. At median, 30% of the option will be exercisable. Below that point, no part of the option may be exercised. On 31 March 2007, BT’s TSR was at 8th position against the comparator group and as a result, 42% of each option lapsed and 58% of each option will become exercisable on 24 June 2007.

f	Option granted on 25 June 2004 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
g
Option granted on 27 June 2003 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate. On 14 August 2006, Hanif Lalani exercised his option and realised a gain of £3,608 based on the share price of 240.5p per share on the date of exercise.

h
Option granted under the GSOP (Special Incentive Award) on 24 June 2003, prior to Hanif Lalani’s appointment as a director. This option is not subject to a performance measure as the grant was linked to personal performance.

i	Option granted on 25 June 2002 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
j	Option granted on 21 December 2001 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
k	François Barrault was appointed as a director on 24 April 2007.
l	Option granted on 23 June 2006 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
m	Option granted under the GSOP on 21 May 2004. The exercise of the option is subject to the same performance measure as options granted on 24 June 2004 – see e above.

     The market price of a BT share at 31 March 2007 was 303.75p (2006 – 222p) and the range during the financial year 2006/07 was 209.25p – 321.75p (2005/06 196.5p – 235p).

BT Group plc Annual Report & Form 20-F     65

Report of the Directors Corporate governance

Unrealised gains
As at 31 March 2007, Hanif Lalani had an unrealised gain on an exercisable option granted on 24 June 2003 of £109,738 and Paul Reynolds had an unrealised gain on an exercisable option granted on 21 December 2001 of £3,906. There were no further unrealised gains on share options as at 31 March 2007 (2006 – £15,790).

Share awards under long-term incentive plans held at 31 March 2007, or date of appointment if later
Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP and RSP are as follows:

	1 April 2006	Awarded	Dividends re-invested	Vested	Lapsed	[d]	Total number of award shares 31 March 2007	Expected vesting date		Price on grant	Market price at vesting	Monetary value of vested award £000

Sir Christopher Bland
RSP 2003[a]	314,785	–	14,633	–	–		329,418	2007	[g]	182p	–	–

B Verwaayen
ISP 2004	265,475	–	12,341	–	125,017		152,799	31/03/2007		193.42p	–	–
ISP 2005	322,767	–	15,005	–	–		337,772	31/03/2008		227.75p	–	–
ISP 2006[b]		302,271	14,052	–	–		316,323	31/03/2009		231.58p	–	–

F Barrault[f]
RSP 2004[a]	–	–	–	–	–		358,655	21/05/2007		181.00p	–	–
ISP 2005	–	–	–	–	–		185,894	31/03/2008		227.75p	–	–
ISP 2006[b]	–	–	–	–	–		194,914	31/03/2009		231.58p	–	–
RSP 2007[a]	–	–	–	–	–		160,865	30/06/2009		300.25p	–	–

A Green
ISP 2004	161,180	–	7,492	–	75,902		92,770	31/03/2007		193.42p	–	–
ISP 2005	230,546	–	10,717	–	–		241,263	31/03/2008		227.75p	–	–
ISP 2006[b]	–	215,908	10,037	–	–		225,945	31/03/2009		231.58p	–	–
RSP 2006[a,c]	–	323,862	15,056	–	–		338,918	30/06/2009		231.58p	–	–

H Lalani
ISP 2004	75,845	–	3,525	–	35,716		43,654	31/03/2007		193.42p	–	–
ISP 2005	184,438	–	8,573	–	–		193,011	31/03/2008		227.75p	–	–
ISP 2006[b]	–	172,726	8,029	–	–		180,755	31/03/2009		231.58p	–	–

I Livingston
ISP 2004	170,661	–	7,933	–	80,367		98,227	31/03/2007		193.42p	–	–
ISP 2005	242,074	–	11,253	–	–		253,327	31/03/2008		227.75p	–	–
RSP 2005[a,e]	536,803	–	20,532	276,456	–		280,879	09/11/2007		213.25p	279.5p	£772
ISP 2006[b]	–	226,703	10,539	–	–		237,242	31/03/2009		231.58p	–	–

P Reynolds
ISP 2004	151,700	–	7,052	–	71,438		87,314	31/03/2007		193.42p	–	–
ISP 2005	184,438	–	8,573	–	–		193,011	31/03/2008		227.75p	–	–
ISP 2006[b]	–	194,317	9,033	–	–		203,350	31/03/2009		231.58p	–	–

a	Vesting of RSP awards is not subject to a performance target being met.
b
Awards under the ISP were granted on 30 June 2006. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. The awards will vest, subject to meeting a performance target, on 31 March 2009. The performance measure is relative TSR compared with a group of companies from the European Telecom Sector as at 1 April 2006. BT’s TSR must be in the upper quartile for all of the awards to vest. At median, 25% of the shares will vest. Below that point, none of the shares will vest.

c	The RSP award was granted to Andy Green on 30 June 2006. The award will vest, subject to continued employment, on 30 June 2009.
d
Awards granted under the ISP in 2004 were subject to a performance target. The performance measure was relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR had to be in the upper quartile for all of the awards to vest. At median, 25% of the shares would vest. At 31 March 2007, BT’s TSR was at 8th position against the comparator group. As a result, 45% of the awards lapsed on that date and 55% of the awards will be transferred to participants in May 2007.

e	Ian Livingston was granted an award under the RSP on 31 May 2005. 50% of the award vested on 10 November 2006 and 50% will vest on 9 November 2007.
f	François Barrault was appointed as a director on 24 April 2007.
g	The RSP award granted to Sir Christopher Bland on 1 September 2003 will vest, subject to continued employment, at the conclusion of the 2007 AGM.

66     BT Group plc Annual Report & Form 20-F

Vesting of outstanding share awards and options
Details of options granted under the GSOP in the financial years 2002/03 and 2003/04 which would vest based on BT Group’s TSR compared with the other companies in the FTSE 100 for the relevant performance period up to 31 March 2007, details of options granted under the GSOP in the financial year 2004/ 05 and awards of shares under the ISP in the financial years 2004/05, 2005/06 and 2006/07 which would vest based on BT Group’s TSR against the comparator group of European Telecom companies for the relevant performance periods up to 31 March 2007 are as follows:

		31 March 2007		31 March 2006

	Expected vesting date	TSR position	Percentage of shares vesting	TSR position	Percentage of shares vesting

GSOP 2002	29/07/2005	62	0%	73	0%
GSOP 2003	24/06/2006	60	0%	85	0%
GSOP 2004	24/06/2007	8	58%	9	44%
ISP 2004	23/05/2007	8	55%	9	40%
ISP 2005	31/03/2008	7	70%	8	55%
ISP 2006	31/03/2009	3	100%	–	–

Deferred Bonus Plan awards at 31 March 2007, or date of appointment if later
The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

	1 April 2006	Awarded[a]	Vested[b]	Dividends re-invested	Lapsed	Total number of award shares 31 March 2007	Expected vesting date	Price at grant	Market price at vesting	Monetary value of vested award £000

B Verwaayen	487,679	–	487,679	–	–	–	–	199.5p	237.62p	£1,159
	244,290	–	–	11,356	–	255,646	01/08/07	193.42p	–	–
	103,398	–	–	4,806	–	108,204	01/08/08	227.75p	–	–
	–	568,269	–	26,418	–	594,687	01/08/09	231.58p	–	–

F Barrault[c]	–	–	–	–	–	59,013	01/08/07	193.42p	–	–
	–	–	–	–	–	55,767	01/08/08	227.75p	–	–
	–	–	–	–	–	91,491	01/08/09	231.58p	–	–

A Green	88,001	–	88,001	–	–	–	–	199.5p	237.62p	£209
	95,654	–	–	4,446	–	100,100	01/08/07	193.42p	–	–
	46,974	–	–	2,183	–	49,157	01/08/08	227.75p	–	–
	–	129,544	–	6,021	–	135,565	01/08/09	231.58p	–	–

H Lalani	27,718	–	27,718	–	–	–	–	199.5p	237.62p	£66
	28,709	–	–	1,334	–	30,043	01/08/07	193.42p	–	–
	31,459	–	–	1,462	–	32,921	01/08/08	227.75p	–	–
	–	103,635	–	4,817	–	108,452	01/08/09	231.58p	–	–

I Livingston	96,918	–	96,918	–	–	–	01/08/06	199.5p	237.62p	£230
	92,378	–	–	4,294	–	96,672	01/08/07	193.42p	–	–
	45,617	–	–	2,119	–	47,736	01/08/08	227.75p	–	–
	–	136,002	–	6,323	–	142,325	01/08/09	231.58p	–	–

P Reynolds	82,822	–	82,822	–	–	–	–	199.5p	237.62p	£197
	83,995	–	–	3,904	–	87,899	01/08/07	193.42p	–	–
	49,119	–	–	2,283	–	51,402	01/08/08	227.75p	–	–
	–	116,590	–	5,419	–	122,009	01/08/09	231.58p	–	–

a
Awards granted on 30 June 2006 in respect of the financial year 2005/06. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant.

b	Awards granted on 24 June 2003 vested on 1 August 2006.
c	François Barrault was appointed as a director on 24 April 2007.

Details of deferred bonus awards in respect of the financial year 2006/07 are given in the table on page 63. Awards in respect of the deferred bonuses will be granted in June 2007. The number of shares subject to the awards will be calculated using the average middle market price of a BT share for the three days prior to the grant.

BT Group plc Annual Report & Form 20-F     67

Report of the Directors Corporate governance

Share awards under the Employee Share Investment Plan at 31 March 2007, or date of appointment if later

	1 April 2006	Awarded		Vested	Total number of award shares 31 March 2007	Expected vesting date

Sir Christopher Bland
ESIP 2003	186	–		–	186	05/08/2008
ESIP 2004	116	–		–	116	04/08/2009
ESIP 2005	56	–		–	56	27/06/2010
ESIP 2006	–	107	[a]	–	107	26/06/2011

	358	107		–	465

F Barrault[b]
ESIP 2006	–	–		–	107	26/06/2011

	–	–		–	107

A Green
ESIP 2002	130	–		–	130	14/08/2007
ESIP 2003	186	–		–	186	05/08/2008
ESIP 2004	116	–		–	116	04/08/2009
ESIP 2005	56	–		–	56	27/06/2010
ESIP 2006	–	107	[a]	–	107	26/06/2011

	488	107		–	595

H Lalani
ESIP 2002	130	–		–	130	14/08/2007
ESIP 2003	186	–		–	186	05/08/2008
ESIP 2004	116	–		–	116	04/08/2009
ESIP 2005	56	–		–	56	27/06/2010
ESIP 2006	–	107	[a]	–	107	26/06/2011

	488	107		–	595

I Livingston
ESIP 2004	116	–		–	116	04/08/2009
ESIP 2005	56	–		–	56	27/06/2010
ESIP 2006	–	107	[a]	–	107	26/06/2011

	172	107		–	279

P Reynolds
ESIP 2002	130	–		–	130	14/08/2007
ESIP 2003	186	–		–	186	05/08/2008
ESIP 2004	116	–		–	116	04/08/2009
ESIP 2005	56	–		–	56	27/06/2010
ESIP 2006	–	107	[a]	–	107	26/06/2011

	488	107		–	595

a	Awards granted on 26 June 2006. At that time, the market price of a BT share was 229.75p.
b	François Barrault was appointed as a director on 24 April 2007.

By order of the Board

Maarten van den Bergh
Deputy Chairman and Chairman of Remuneration Committee
16 May 2007

68     BT Group plc Annual Report & Form 20-F

DIRECTORS’ INFORMATION
Election and re-election
All directors are required by the company’s articles of association to be elected by shareholders at the first annual general meeting (AGM) after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.
     In accordance with the articles of association, Deborah Lathen and François Barrault, having been appointed as directors by the Board, retire at the forthcoming AGM and will be proposed for election. Sir Christopher Bland, Andy Green, Ian Livingston and John Nelson retire by rotation and will be proposed for re-election. Details of these directors’ contracts of appointment are included in the Report on directors’ remuneration.

Meetings attendance
The following table shows the attendance of directors at meetings of the Board and Audit, Nominating and Remuneration Committees during the 2007 financial year.

	Board		Audit Committee	Nominating Committee		Remuneration Committee

	(Attendance shown for committee member)
Number of meetings	11	[a]	4	8		5
Sir Christopher Bland	11			6	[b]
Matti Alahuhta	11					5
François Barrault[c]
Maarten van den Bergh	10		4	8		5
Clay Brendish	10		3
Andy Green	11
Sir Anthony Greener[d]	6		2	5		1
Phil Hodkinson	10		3	6	[e]
Baroness Jay	10					4
Hanif Lalani	11
Deborah Lathen[f]	2					2
Ian Livingston	10
John Nelson	11		4	8
Paul Reynolds	11
Carl Symon	11		4			5
Ben Verwaayen	11

a	Two meetings were ad hoc for time-critical matters.
b	Did not attend certain meetings in relation to his succession.
c	Was appointed to the Board on 24 April 2007.
d	Resigned from the Board and Committees on 30 September 2006.
e	Was appointed to the Committee on 1 October 2006.
f	Was appointed to the Board and the Committee on 1 February 2007.

Service agreements
The Chairman and executive directors have service agreements, which are approved by the Remuneration Committee. Information about the periods of these contracts is in the Report on directors’ remuneration.

Training and information
On appointment, directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board committees, and the powers delegated to those committees, the company’s corporate governance policies and procedures, including the powers reserved to the group’s most senior executives, and the latest financial information about the group. This is supplemented by visits to key BT locations and meetings with members of the Operating Committee and other key senior executives. Each year, directors participate in BT’s ‘Back to the Floor’ programme, an activity that demonstrates commitment to our customers and the people who serve them.
     Throughout their period in office the directors are continually updated on BT’s business, the competitive and regulatory environments in which it operates, technology and corporate social responsibility matters and other changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. The Board also has two lengthy sessions annually to discuss strategy. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these duties each year and they are also updated on changes to the legal, accounting and governance requirements affecting the company and themselves as directors. During the 2007 financial year, for example, they attended presentations on BT’s accounting policies and on the Sarbanes-Oxley Act, which affects BT because its securities are registered with the SEC; and received briefings on changes to UK company law and various corporate governance proposals from the European Commission. The Chairman also sends a weekly e-mail to non-executive directors with topical sector highlights.
     Guidelines are in place concerning the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times.

Independent advice
The Board has a procedure for directors, in furtherance of their duties, to take independent professional advice if necessary, at the company’s expense. In addition, all directors have access to the advice and services of the Secretary.

Directors’ and officers’ liability insurance and indemnity
For some years the company has purchased insurance to cover its directors and officers against their costs in defending themselves in civil legal proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. At the date upon which this report was approved, and throughout the 2007 financial year, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of all the company’s directors. Neither the insurance nor the indemnity provides cover where the director has acted fraudulently or dishonestly.

Interest of management in certain transactions
During and at the end of the 2007 financial year, none of the company’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

BT Group plc Annual Report & Form 20-F     69

Report of the Directors Corporate governance

BUSINESS POLICIES
Responsible business
To reinforce our commitment to achieve best practice in our standards of business integrity and ethics, we have had in place for nearly eight years a written statement of business practice (The Way We Work). This covers all our operations and applies worldwide to all employees, and to all agents and contractors when representing BT, and is available in eight languages. A copy has been sent to every employee and copies are also sent to the employees of newly-acquired subsidiaries.
     We measure our performance against these principles through our Ethics Performance Measure (EPM), one of our key CSR key performance indicators. The EPM comprises a measure of employee awareness of The Way We Work, our ranking in an external benchmarking of a selection of FTSE-100 companies and the results of a survey on the extent to which employees consider our activities ethical. In the 2007 financial year, the EPM was 84%.
     Global sourcing, a key aspect of which is managing a complex global supply chain, is increasingly important to BT. Through our Sourcing with Human Dignity initiative, we seek to ensure that working conditions in our supply chain meet internationally recognised human rights standards. We investigate potential social and environmental shortcomings and are committed to achieving 100% follow-up within three months for all suppliers identified as high- or medium-risk. During the 2007 financial year, we conducted 413 risk assessments. We also conduct a survey every two years to establish the effectiveness of our relationships with suppliers. The next survey will be carried out in the 2008 financial year.
     During the 2007 financial year, we put increased emphasis on the environmental aspects of our supply chain by introducing new procurement principles covering the energy consumption and environmental impacts of products and services from manufacture through usage and including disposal. In the 2008 financial year, we will be focusing on the implementation of these principles.
     The high-level principles in The Way We Work are supported by a continuing and comprehensive communications programme and on-line training. A confidential helpline and dedicated e-mail facility are also available to employees who have questions about the application of these principles. The helpline number is also published externally. BT’s new Undertakings code of practice (It matters) forms part of our statement of business practice and is consistent with it.
     A Board committee – the Community Support Committee, chaired by Sir Christopher Bland and comprising representatives from BT businesses, three non-executive directors and an independent member – oversees our community investment activities including charitable and arts expenditure and the strategy for maximising our contribution to society.
     An executive committee, the Corporate Social Responsibility Steering Group, oversees the implementation of our CSR strategy and programme. This includes risk assessment, setting of targets and objectives, and public accountability. BT also takes advice from an external independent panel of CSR experts. More information, including details of charitable donations made by the group, is available in Business review – Our commitment to society.

Political donations
The company’s continuing policy is that no company in the group shall make contributions in cash or kind to any political party, whether by gift or loan. Arrangements are in place to implement this policy. However, the definition of political donations used in the Companies Act 1985 is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the company, which make an important contribution to their understanding of BT. These activities are carried out on an even-handed basis related broadly to the major UK political parties’ electoral strength. The authority we are requesting at the AGM is not designed to change the above policy. It will, however, ensure that BT acts within the provisions of the Companies Act 1985 (the Act) requiring companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties) as defined in the Act. During the 2007 financial year the company’s wholly-owned subsidiary, British Telecommunications plc, made the following payments to cover the cost of hosting briefing meetings with MPs and MEPs about the company’s activities: Labour Party £3,953; Conservative Party £5,710; Liberal Democrats £4,444; Scottish National Party £3,500; Plaid Cymru £785. No loans were made to any political party by any company in the BT group.

Pension funds
BT’s two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board but by separate and independent trustees. The trustees look after the assets of the funds, which are held separately from those of the company. The pension funds’ assets can be used only in accordance with their respective rules and for no other purpose.

Payment of suppliers
BT subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. Details of this code can be found at www.payontime.co.uk BT’s normal payment terms are 42 calendar days from date of receipt of a due and valid invoice. BT will make payment to the supplier on the next payment run following expiry of this term. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2007 financial year and the amounts owed to its trade creditors at the end of the year was 44 calendar days.

Financial statements
So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.
     A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility. The directors’ statement on going concern is included in Financial review – Capital resources.

Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given on page 45 and note 33 on pages 126 to 133.

70     BT Group plc Annual Report & Form 20-F

Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems, which it does annually. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss. The process in place for reviewing the group’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
     The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate social responsibility. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the Business review – Motivating our people and living the BT values and Our commitment to society.
     BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2007 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the Combined Code published by the Financial Reporting Council (‘the Turnbull Guidance’).
     Risk assessment and evaluation takes place as an integral part of the group’s annual strategic planning cycle. The group has a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. The group’s current key risks are summarised in Business review – Group risk factors.
     The key features of the risk management process comprise the following procedures:

•
senior executives, led by the Secretary, review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the Operating Committee before being reviewed and approved by the Board.

•	the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed.
•	senior management reports regularly to the Group Finance Director on the operation of internal controls in its area of responsibility.
•
the Chief Executive receives annual reports from senior executives with responsibilities for major group operations with their opinion on the effectiveness of the operation of internal controls during the financial year.

•
the group’s internal auditors carry out continuing assessments of the quality of risk management and control. Internal Audit reports to the management and the Audit Committee on the status of specific areas identified for improvement. Internal Audit also promotes effective risk management in the lines of business operations.

•
the Audit Committee, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal auditors and from the external auditors and reports its conclusions to the Board. The Audit Committee has carried out these actions for the 2007 financial year.

     New subsidiaries acquired during the year have not been included in the above risk management process. They will be included for the 2008 financial year. Material joint ventures and associates, which BT does not control, outside the UK are not part of the group risk management process and are responsible for their own internal control assessment.
     The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which the group is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

US Sarbanes-Oxley Act of 2002
BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. BT complies with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the group.
     It is the opinion of the Board that the Audit Committee includes in the person of Phil Hodkinson a member who is an ‘audit committee financial expert’, and who is independent (as defined for this purpose). The Board considers that the Committee’s members generally have broad commercial and business leadership experience, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee.
     The code of ethics adopted for the purposes of the Sarbanes-Oxley Act is posted on the company’s website at www.bt.com/ethics The code applies to the Chief Executive, Group Finance Director and senior finance managers.

Disclosure controls and procedures
The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS, and the required reconciliation to US GAAP.
     Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2007, the group’s internal control over financial reporting was effective.
     There were no changes in BT’s internal control over financial reporting that occurred during the 2007 financial year that have

BT Group plc Annual Report & Form 20-F     71

Report of the Directors Corporate governance

materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit Committee.
     PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for the 2007 financial year, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 2 of the PCAOB. Their report is on page 75.

SHAREHOLDERS AND ANNUAL GENERAL MEETING
Relations with shareholders
Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with the company’s principal institutional shareholders to discuss the company’s strategy, financial performance and specific major investment activities. The Deputy Chairman also attends, at his discretion and in consultation with the Chairman and the Chief Executive, meetings with shareholders during the year; this may also include meetings with investors to discuss overall remuneration policies and plans in his role as chairman of the Remuneration Committee. All non-executive directors have an invitation to attend investors’ meetings if they wish. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the company’s shareholders. The directors are provided with either full or summarised reports and other written briefings from the company’s major shareholders and analysts and are regularly informed by the Secretary about the holdings of its principal shareholders. The Secretary also surveys the company’s retail shareholders about the quality of the company’s shareholder communications and share registration services.
     Established procedures ensure the timely release of share price sensitive information and the publication of the company’s financial results and regulatory financial statements. All external announcements are also reviewed for accuracy and compliance requirements by a committee of senior executives, the Disclosure Committee, which is chaired by the Secretary.

Substantial shareholdings
At 16 May 2007, the company had received notifications from Legal & General Investment Management Limited, Brandes Investment Partners LLC and Barclays PLC, under the Disclosure and Transparency Rules issued by the Financial Services Authority, in respect of holdings of 300,805,154 shares, 330,627,819 shares and 360,935,363 shares respectively, representing holdings of 3.6%, 4.0% and 4.4% of the company’s total voting rights.

AGM resolutions
We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also again be asked to vote separately on the Report on directors’ remuneration.
     It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about the company’s activities and prospects. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue.
     The proxy votes for and against each resolution, as well as votes withheld, will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on each resolution on a show of hands, and at the end of the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairmen of the Audit, Nominating and Remuneration committees are at the AGM and are available to answer relevant questions. All the directors attended the 2006 AGM.
     The resolutions to be proposed at the AGM at The Sage Gateshead on 19 July 2007, together with explanatory notes, appear in the separate Annual Review & Notice of Meeting 2007 which is sent to all shareholders together with the Annual Report & Form 20-F (if requested). These documents are sent out in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days’ notice, as required by the company’s articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.
     In line with the new provisions introduced by the Companies Act 2006, we are proposing a resolution at the AGM to allow us more flexibility in communicating electronically with shareholders in the future.
     Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the company and to authorise the directors to settle their remuneration will also be proposed at the AGM.

Authority to purchase shares
The authority given at last year’s AGM of the company held on 12 July 2006 for the company to purchase in the market 834 million of its shares, representing 10% of the issued share capital, expires on 11 October 2007. Shareholders will be asked to give a similar authority at the AGM.
     During the 2007 financial year, 148 million shares of 5 pence each were purchased under this authority (1.7% of the share capital) for a total consideration of £401 million, at an average price of £2.72 per share. The shares were purchased in an on-market programme of buying back the company’s shares, initiated in November 2003, as part of the company’s shareholder distribution strategy. For more details, see the table on page 162. A total of 368 million shares have been retained as treasury shares. At 16 May 2007, 91 million treasury shares had been transferred to meet the company’s obligations under its employee share plans.

By order of the Board
Larry Stone
Secretary
16 May 2007

72     BT Group plc Annual Report & Form 20-F

Financial statements

The group’s consolidated financial statements have been prepared in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU).

74	Statement of directors’ responsibility
75	Report of the independent auditors
77	Consolidated financial statements
143	Glossary of terms and US equivalents
144	Report of the independent auditors – parent company
145	Financial statements of BT Group plc
148	Subsidiary undertakings and associate
149	Quarterly analysis of revenue and profit
150	Selected financial data
154	Financial statistics
156	Operational statistics

BT Group plc Annual Report & Form 20-F 73

Financial statements

Statement of directors’ responsibility
for preparing the financial statements

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU), and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•
state whether the group financial statements comply with IFRSs as adopted by the EU, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the group financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

     The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for the preparation of the Report on directors’ remuneration, safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

74     BT Group plc Annual Report & Form 20-F

Financial statements

Report of the independent auditors

UNITED KINGDOM OPINION
Independent auditors’ report to the members of BT Group plc
We have audited the group financial statements of BT Group plc for the year ended 31 March 2007 which comprise the group income statement, the group balance sheet, the group cash flow statement, the group statement of recognised income and expense, accounting policies and the related notes. These group financial statements are set out on pages 78 to 142 and 148. These group financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2007 and on the information in the Report on directors’ remuneration that is described as having been audited. This separate report is set out on page 144.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the group financial statements.
     In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We review whether the Corporate governance statement reflects the company’s compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited group financial statements. The other information comprises only BT at a glance, the Chairman’s message, the Chief Executive’s statement and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:

•
the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2007 and of its profit and cash flows for the year then ended;

•	the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
•	the information given in the Report of the Directors is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

BT Group plc Annual Report & Form 20-F     75

Financial Statements Report of the independent auditors

UNITED STATES OPINION
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of BT Group plc
We have completed an integrated audit of BT Group plc’s 31 March 2007 consolidated financial statements and of its internal control over financial reporting as of 31 March 2007 and audits of its 31 March 2006 and 31 March 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying group income statements and the related group balance sheets, group statements of cash flows and group statements of recognised income and expense present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2007, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in the accounting policies section in the financial statements, the group adopted IAS 32 and IAS 39 at 1 April 2005 prospectively.
     IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as restated, is presented in the United States Generally Accepted Accounting Principles note to the consolidated financial statements (note 35).

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Managements’ Evaluation of the Effectiveness of Internal Control as set out in the first three paragraphs of Internal Control over financial reporting in Report of the Directors, Corporate governance of the Form 20-F, that the group maintained effective internal control over financial reporting as of 31 March 2007 based on criteria established in Internal Control – Revised Guidance for Directors on the Combined Code as issued by the Financial Reporting Council (the Turnbull criteria), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2007, based on criteria established in the Turnbull criteria. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit.
     We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

76     BT Group plc Annual Report & Form 20-F

Consolidated financial statements

74	Statement of directors’ responsibility		Consolidated financial statements
75	Report of the independent auditors	78	Accounting policies
	Consolidated financial statements	86	Group income statements
143	Glossary of terms and US equivalents	87	Group statement of recognised income and expense
144	Report of the independent auditors – parent company	88	Group cash flow statement
145	Financial statements of BT Group plc	89	Group balance sheet
148	Subsidiary undertakings and associate	90	Notes to the consolidated financial statements
149	Quarterly analysis of revenue and profit		90	Segmental analysis
150	Selected financial data		95	Other operating income
154	Financial statistics		96	Operating costs
156	Operational statistics		97	Specific items
			97	Finance income and finance expense
			98	Taxation
			99	Dividends
			100	Earnings per share
			101	Cash and cash equivalents
			101	Net debt
			102	Free cash flow
			102	Intangible assets
			104	Property, plant and equipment
			105	Investments
			106	Associates and joint ventures
			107	Trade and other receivables
			107	Loans and other borrowings
			108	Derivative financial instruments
			109	Trade and other payables
			109	Provisions
			110	Deferred taxation
			111	Minority interests
			111	Reconciliation of movements in equity
			111	Share capital
			112	Other reserves and retained earnings
			113	Related party transactions
			113	Financial commitments and contingent liabilities
			114	Acquisitions
			117	Retirement benefit plans
			121	Employees
			121	Share based payments
			126	Audit and non audit services
			126	Financial instruments and risk management
			133	Post balance sheet events
			134	United States generally accepted accounting principles

BT Group plc Annual Report & Form 20-F 77

Consolidated financial statements
Accounting policies

(I) BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
These consolidated financial statements have been prepared in accordance with applicable law and IFRSs as adopted by the EU. For BT there are no differences between IFRSs as adopted for use in the EU and full IFRS as published by the IASB. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     Where there are significant differences to US GAAP, these have been described in note 35.
     The policies set out below have been consistently applied to all years presented with the exception of those relating to financial instruments under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, which have been applied with effect from 1 April 2005.
     Certain comparative balance sheet amounts for the 2006 financial year have been reclassified to conform with the presentation adopted in the 2007 financial year. These include £305 million which has been reclassified from prepayments to non current assets at 31 March 2006 in respect of costs relating to the initial set up, transition or transformation phase of long term networked IT services contracts. In addition, £267 million has been reclassified from property, plant and equipment to intangible assets at 31 March 2006 in respect of IT software application assets.
     The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identifies trading results before significant one-off or unusual items (termed ‘specific items’), a non GAAP measure. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group consider a columnar presentation to be appropriate as it improves the clarity of the presentation and is consistent with the way that financial performance is measured and reported to the board of directors. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered significant one-off or unusual in nature include disposals of businesses and investments, business restructuring, asset impairment charges and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior years are disclosed in note 4.
     Accounting policies in respect of the parent company, BT Group plc, are set out on page 145. These are in accordance with UK GAAP.

(II) BASIS OF CONSOLIDATION
The group financial statements consolidate the financial statements of BT Group plc (“the company”) and entities controlled by the company (its subsidiaries) and incorporate its share of the results of jointly controlled entities (joint ventures) and associates using the equity method of accounting.
     The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
     The group’s principal operating subsidiaries and associate are detailed on page 148.

(III) REVENUE
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and the associated costs can be measured reliably. Where the group acts as agent in a transaction it recognises revenue net of directly attributable costs.
     Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue from long term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long term services contracts revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software

78     BT Group plc Annual Report & Form 20-F

solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as contract milestone customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
     Costs related to delivering services under long term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria applied to each element as described above.

(IV) LEASES
The determination of whether an arrangement is, or contains, a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately.

(V) FOREIGN CURRENCIES
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.

(VI) BUSINESS COMBINATIONS
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3, ‘Business Combinations’. On transition to IFRSs, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries which occurred between 1 January 1998 and 1 April 2004 is therefore included in the balance sheet at original cost, less accumulated amortisation to the date of transition and any provisions for impairment. Goodwill arising on the acquisition of a subsidiary which occurred prior to 1 January 1998 was written off directly to retained earnings.
     On acquisition of a subsidiary, fair values are attributed to the identifiable net assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of the related subsidiary.

(VII) INTANGIBLE ASSETS
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of

BT Group plc Annual Report & Form 20-F     79

Consolidated financial statements Accounting policies

the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.

Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties is initially recorded at cost.

Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the customer life or contractual period.

Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
Computer software	2 to 5 years

(VIII) RESEARCH AND DEVELOPMENT
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.

(IX) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any provisions for impairment.
     On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.

Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials, payments on account and directly attributable overheads.

Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation.
     The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter
Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

(X) ASSET IMPAIRMENT (NON FINANCIAL ASSETS)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a

80     BT Group plc Annual Report & Form 20-F

change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

(XI) INVENTORY
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(XII) TERMINATION BENEFITS
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

(XIII) POST RETIREMENT BENEFITS
The group operates a funded defined benefit pension plan, which is administered by an independent trustee, for the majority of its employees.
     The group’s net obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and a net finance charge. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

(XIV) SHARE BASED PAYMENTS
The group has a number of employee share schemes and share option and award plans under which it makes equity settled share based payments to certain employees. The fair value of options and awards granted is recognised as an employee expense after taking into account the group’s best estimate of the number of awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options and awards granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award. Any proceeds received are credited to share capital and share premium when the options are exercised. The group has applied IFRS 2 ‘Share based payment’ retrospectively to all options and awards granted after 7 November 2002 and not fully vested at 1 January 2005.

(XV) TAXATION
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base.
     Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

(XVI) ADVERTISING AND MARKETING
The costs associated with the group’s advertising and marketing activities are expensed within other operating costs as incurred.

(XVII) DIVIDENDS
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in general meeting. Interim dividends are recognised when they are paid.

(XVIII) PROVISIONS
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

(XIX) FINANCIAL INSTRUMENTS (FROM 1 APRIL 2005)
The following are the key accounting policies used from 1 April 2005 onwards to reflect the adoption of IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’.

BT Group plc Annual Report & Form 20-F     81

Consolidated financial statements Accounting policies

Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.

Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:

•	those that the group intends to sell immediately or in the short term, which are classified as held for trading;
•	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.

     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the income statement) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings in current liabilities on the balance sheet.

Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.
     If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated

82     BT Group plc Annual Report & Form 20-F

with the loans and other borrowings. The resultant amortisation of fair value movements are recognised in the income statement.

Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.

Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent the hedges are deemed effective.
     Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received. Shares in the parent company, BT Group plc, held by employee share ownership trusts and repurchased shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.

(XX) FINANCIAL INSTRUMENTS (TO 31 MARCH 2005)
The accounting policies adopted in respect of financial instruments in periods up to, and including 31 March 2005, are set out below.
     Financial assets were held at the lower of cost and net realisable value in accordance with UK GAAP. Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt.

BT Group plc Annual Report & Form 20-F     83

Consolidated financial statements Accounting policies

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group’s operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of net finance expense.
     The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses included in current and non current derivative financial instruments. The difference between spot and forward rate for these contracts is recognised as part of net finance expense over the term of the contract.
     The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as current and non-current derivative financial instruments.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGEMENTS
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and estimates are used in assessing the likely effect of these adjustments.

Providing for doubtful debts
BT provide services to around 18 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.

Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s 21CN transformation programme) prospective economic utilisation and physical condition of the assets concerned. Changes to service lives of assets implemented from 1 April 2006 in aggregate had no significant impact on the results for the year ended 31 March 2007.

Property arrangements
As part of the property rationalisation programme we have identified a number of surplus properties. Although efforts are being made to sub-let this space, it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.

Long term customer contracts
Long term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include transaction volumes, or other inputs for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 350,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

84     BT Group plc Annual Report & Form 20-F

Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.

Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.

ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO PUBLISHED STANDARDS ADOPTED IN THE YEAR ENDED 31 MARCH 2007
During the year the following standards which are relevant to the group’s operations became effective and were adopted:

•	Amendment to IAS 21, ‘Net Investment in a Foreign Operation’
•	Amendment to IAS 39 and IFRS 4, ‘Financial Guarantee Contracts’
•	Amendment to IAS 39, ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’
•	Amendment to IAS 39, ‘The Fair Value Option’
•	IFRIC 4, ‘Determining whether an arrangement contains a lease’
•	IFRIC 6, ‘Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’

      The adoption of these standards has not had a significant impact on the group’s financial statements in the year.

ACCOUNTING STANDARDS, INTERPRETATION AND AMENDMENTS TO PUBLISHED STANDARDS NOT YET EFFECTIVE
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2007 or later periods, but which the group has not early adopted. The new standards which are relevant to the group’s operations are as follows:

IFRS 7, ‘Financial Instruments: Disclosures’ (effective from 1 April 2007) and amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ (effective from 1 April 2007)
IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the disclosure impact of IFRS 7 and the amendment to IAS 1 on the group’s financial statements.

IFRS 8, ‘Operating Segments’ (effective from 1 April 2009)
IFRS 8 requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. The group is currently assessing the impact of IFRS 8 on its segmental analysis disclosure.

Amendment to IAS 23, ‘Borrowing Costs’ (effective from 1 April 2009)
The amendment to IAS 23 eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group is currently assessing the impact of the amendment upon the results and net assets of the group.

IFRIC 8, ‘Scope of IFRS 2’ (effective from 1 April 2007)
IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share Based Payment’ include those in which the entity cannot specifically identify some or all of the goods and services received. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 9, ‘Reassessment of embedded derivatives’ (effective from 1 April 2007)
IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the contract terms, in which case it is required. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 10, ‘Financial Reporting and Impairment’ (effective from 1 April 2007)
IFRIC 10 states that impairment losses recognised in interim financial statements should not be reversed in subsequent interim or full year financial statements. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 11, ‘IFRS 2 – Group and Treasury Share Transactions’ (effective from 1 April 2007)
IFRIC 11 provides guidance on whether share based payment arrangements involving group entities should be accounted for as cash settled or equity settled. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 12, ‘Service Concession Arrangements’ (effective from 1 April 2008)
IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

BT Group plc Annual Report & Form 20-F     85

Consolidated financial statements
Group income statement
For the year ended 31 March 2007

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2007	Notes	£m	£m	£m

Revenue	1	20,223	–	20,223
Other operating income	2	236	(3)	233
Operating costs	3	(17,746)	(169)	(17,915)

Operating profit	1	2,713	(172)	2,541
Finance expense	5	(2,604)	–	(2,604)
Finance income	5	2,371	139	2,510

Net finance expense		(233)	139	(94)
Share of post tax profit of associates and joint ventures	15	15	–	15
Profit on disposal of associate		–	22	22

Profit before taxation		2,495	(11)	2,484
Taxation	6	(611)	979	368

Profit for the year		1,884	968	2,852

Attributable to:
Equity shareholders of the parent		1,882	968	2,850
Minority interests	22	2	–	2

Earnings per share	8
Basic				34.4	p
Diluted				33.6	p

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2006	Notes	£m	£m	£m

Revenue	1	19,514	–	19,514
Other operating income	2	227	–	227
Operating costs	3	(17,108)	(138)	(17,246)

Operating profit	1	2,633	(138)	2,495
Finance expense	5	(2,740)	–	(2,740)
Finance income	5	2,268	–	2,268

Net finance expense		(472)	–	(472)
Share of post tax profit of associates and joint ventures	15	16	–	16
Profit on disposal of joint venture		–	1	1

Profit before taxation		2,177	(137)	2,040
Taxation	6	(533)	41	(492)

Profit for the year		1,644	(96)	1,548

Attributable to:
Equity shareholders of the parent		1,643	(96)	1,547
Minority interests	22	1	–	1

Earnings per share	8
Basic				18.4	p
Diluted				18.1	p

a	For a definition of specific items, see accounting policies. An analysis of specific items is provided in note 4.

Dividends paid in the year were £1,053 million (2006: £912 million, 2005: £786 million), as shown in note 7. Dividends proposed in respect of the 2007 financial year were 15.1 pence per share (2006: 11.9 pence, 2005: 10.4 pence) which amounts to £1,247 million (2006: £993 million, 2005: £883 million).

86     BT Group plc Annual Report & Form 20-F

Consolidated financial statements
Group income statement
For the year ended 31 March 2007 continued

		Before specific items	Specific items [a]	Total
For the year ended 31 March 2005	Notes	£m	£m	£m

Revenue	1	18,429	–	18,429
Other operating income	2	193	358	551
Operating costs	3	(15,929)	(59)	(15,988)

Operating profit	1	2,693	299	2,992
Finance expense	5	(2,773)	–	(2,773)
Finance income	5	2,174	–	2,174

Net finance expense		(599)	–	(599)
Share of post tax loss of associates and joint ventures		(14)	(25)	(39)

Profit before taxation		2,080	274	2,354
Taxation	6	(541)	16	(525)

Profit for the year		1,539	290	1,829

Attributable to:
Equity shareholders of the parent		1,540	290	1,830
Minority interests	22	(1)	–	(1)

Earnings per share	8
Basic				21.5	p
Diluted				21.3	p

a	For a definition of specific items, see accounting policies. An analysis of specific items is provided in note 4.

Group statement of recognised income and expense
For the year ended 31 March 2007

	Notes	2007 £m	2006 £m	2005 £m

Profit for the year		2,852	1,548	1,829

Actuarial gains relating to retirement benefit obligations	29	1,409	2,122	294
Exchange differences:
– on translation of foreign operations		(95)	53	27
– fair value loss on net investment hedges		–	(20)	–
– reclassified and reported in net profit		–	(9)	–
Fair value movements on available-for-sale assets:
– fair value gains		–	35	–
– reclassified and reported in net profit		–	(35)	–
Fair value movements on cash flow hedges:
– fair value (losses) gains		(201)	4	–
– reclassified and reported in net profit		364	(204)	–
Tax impact of above items	6	(486)	(593)	(79)

Net gains recognised directly in equity		991	1,353	242

Total recognised income and expense for the year		3,843	2,901	2,071

Attributable to:
Equity shareholders of the parent		3,843	2,900	2,072
Minority interests		–	1	(1)

		3,843	2,901	2,071

The group adopted IAS 32 and IAS 39, with effect from 1 April 2005. The adoption of IAS 32 and IAS 39 resulted in a decrease in equity at 1 April 2005 of £209 million, net of deferred tax, of which £nil was attributable to minority interests.
A reconciliation of the changes in other reserves and retained earnings is given in note 25.

BT Group plc Annual Report & Form 20-F     87

Consolidated financial statements
Group cash flow statement
For the year ended 31 March 2007

	Notes	2007 £m	2006 £m	2005 £m

Cash flow from operating activities
Profit before taxation		2,484	2,040	2,354
Depreciation and amortisation		2,920	2,884	2,844
(Profit) loss on sale of associates and non current asset investments		(19)	1	(358)
Net finance expense		94	472	599
Other non cash charges		50	87	2
Share of (profits) losses of associates and joint ventures		(15)	(16)	39
Increase in inventories		(6)	(13)	(12)
(Increase) decrease in trade and other receivables		(373)	(41)	206
Increase in trade and other payables		327	174	59
(Decrease) increase in provisions and other liabilities		(217)	189	173

Cash generated from operations		5,245	5,777	5,906
Income taxes paid		(411)	(390)	(332)
Income tax repayment for prior years		376	–	–

Net cash inflow from operating activities		5,210	5,387	5,574

Cash flow from investing activities
Interest received		147	185	374
Dividends received from associates and joint ventures		6	1	2
Proceeds on disposal of group undertakings		27	–	–
Proceeds on disposal of property, plant and equipment		89	66	111
Proceeds on disposal of associates and joint ventures		27	–	35
Proceeds on disposal of non current financial assets		4	1	539
Proceeds on disposal of current financial assets		3,687	5,964	3,754
Acquisition of subsidiaries, net of cash acquired		(284)	(165)	(426)
Purchases of property, plant and equipment and computer software		(3,298)	(2,940)	(3,056)
Investment in associates and joint ventures		(7)	(2)	(27)
Purchases of non current financial assets		(7)	(2)	(2)
Purchases of current financial assets		(3,426)	(2,743)	(3,044)

Net cash (outflow) inflow from investing activities		(3,035)	365	(1,740)

Cash flow from financing activities
Equity dividends paid		(1,054)	(907)	(784)
Dividends paid to minority interests		(3)	–	–
Interest paid		(797)	(1,086)	(1,260)
Repayments of borrowings		(809)	(4,148)	(1,022)
Repayment of finance lease liabilities		(276)	(284)	(275)
New bank loans raised		11	1,022	5
Net proceeds on issue of commercial paper		309	464	–
Repurchase of ordinary shares		(400)	(348)	(195)
Proceeds on issue of treasury shares		123	9	2
Repurchase of ordinary shares by subsidiary		(2)	–	–

Net cash used in financing activities		(2,898)	(5,278)	(3,529)

Effect of exchange rate changes on cash and cash equivalents		(37)	–	–

Net (decrease) increase in cash and cash equivalents		(760)	474	305
Cash and cash equivalents at the start of the year		1,784	1,310	1,005

Cash and cash equivalents at the end of the year	9	1,024	1,784	1,310

88     BT Group plc Annual Report & Form 20-F

Consolidated financial statements
Group balance sheet
As at 31 March 2007

	Notes	2007 £m	2006 £m

Non current assets
Intangible assets	12	2,584	1,908
Property, plant and equipment	13	14,997	15,222
Derivative financial instruments	18	25	19
Investments	14	27	17
Associates and joint ventures	15	67	48
Trade and other receivables	16	523	305
Deferred tax assets	21	117	764

		18,340	18,283

Current assets
Inventories		133	124
Trade and other receivables	16	4,073	3,894
Current tax receivable		504	–
Derivative financial instruments	18	27	69
Investments	14	3	365
Cash and cash equivalents	9	1,075	1,965

		5,815	6,417

Current liabilities
Loans and other borrowings	17	2,203	1,940
Derivative financial instruments	18	318	332
Trade and other payables	19	6,719	6,540
Current tax liabilities		277	598
Provisions	20	100	70

		9,617	9,480

Total assets less current liabilities		14,538	15,220

Non current liabilities
Loans and other borrowings	17	6,387	7,995
Derivative financial instruments	18	992	820
Other payables	19	590	485
Deferred tax liabilities	21	1,683	1,505
Retirement benefit obligations	29	389	2,547
Provisions	20	225	261

		10,266	13,613

Equity
Ordinary shares	24	432	432
Share premium	24	31	7
Capital redemption reserve		2	2
Other reserves	25	88	364
Retained earnings	25	3,685	750

Total parent shareholders’ equity		4,238	1,555
Minority interests	22	34	52

Total equity	23	4,272	1,607

		14,538	15,220

The consolidated financial statements on pages 78 to 142 and 148 were approved by the Board of Directors on 16 May 2007 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

BT Group plc Annual Report & Form 20-F     89

Consolidated financial statements
Notes to the consolidated financial statements

1. SEGMENTAL ANALYSIS

Primary reporting format – business segments
The group provides communication services which include networked IT services, local and international telecommunications services and broadband and internet products and services. The group is organised into four primary business segments; BT Global Services, BT Retail, BT Wholesale and Openreach.
     Each of these four lines of businesses have differing risks, rewards and customer profiles and hence are the group’s primary reporting segments. The revenue of each business segment is derived as follows:
     BT Global Services mainly generates its revenue from the provision of networked IT services, outsourcing and system integration work and traditional fixed line services to multi-site organisations which include the public sector and major corporates and from the fixed network operations of the group’s worldwide subsidiaries.
     BT Retail derives its revenue from the supply of exchange lines and from the calls made over these lines, the leasing of private circuits and other private services. It also generates revenue from broadband, mobility, data, internet and multimedia services and from providing managed and packaged communications solutions to consumers and small and medium sized business customers in the UK.
     BT Wholesale derives its revenue from providing network services and solutions to communication companies, including fixed and mobile network operators and other service providers, and from carrying transit traffic between telecommunications operators.
     Openreach derives its revenue from providing equivalent access to the local access network in the UK. Its primary products are Local Loop Unbundling (LLU), Wholesale Line Rental (WLR), Wholesale Extension Services (WES) and Backhaul Extension Services (BES). These ‘equivalent’ products are sold to BT lines of business and other communication providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or access to systems and data.
     There is extensive trading between BT’s lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business on an arm’s length basis. These intra-group trading arrangements are subject to periodic review.

Impact of Openreach on segmental disclosure
Prior to the 2007 financial year, the group was organised into three primary segments; BT Global Services, BT Retail and BT Wholesale. On 22 September 2005, BT entered into the Undertakings with Ofcom as a result of which BT was required to establish a new line of business and primary segment called Openreach. Openreach was launched operationally on 21 January 2006 and is separately reported within BT’s results for the first time in the 2007 financial year.
     In accordance with the timetable set out in the Undertakings, the group was required to facilitate the reporting of Openreach as a separate line of business by the end of July 2006. This was achieved and discrete financial information has been presented to senior management on the new business structure with respect to periods from 1 April 2006 onwards.
     Both IFRSs and US GAAP require segmental information to be presented on a consistent basis for all years reported. In the event of a restructuring of business segments, comparative information is therefore required to be restated, unless this is impracticable. The results for the 2006 financial year have been restated to reflect the separate reporting of Openreach as a new business segment. These restatements also reflect the impact of the new internal trading arrangements which have been implemented due to the creation of Openreach. The results for the 2005 financial year, however, have not been restated as it is impracticable to do so.
     Some of the products and services that Openreach now sell were previously provided by BT Wholesale, but in a different form. As a result of the Undertakings, new ‘equivalent products’ which did not previously exist had to be created for both internal and external customers. The changes required to capture the separate reporting of these new products and services were introduced during the 2006 financial year and therefore actual data was available to support the estimates and assumptions required to restate the results for that year. The equivalent products and services did not exist in the 2005 financial year, and therefore the level of estimation and extrapolation required to restate the results for that year would have been too significant to provide sufficiently objective and reliable information.
     Furthermore, the fundamental level of reorganisation and restructuring which occurred, combined with the fact that the products previously sold by BT Wholesale no longer exist, mean it is also impracticable to report the results for the current financial year on the old business segment structure.
     In order to assist the reader’s understanding of the year on year performance, additional disclosures have been presented showing the previously reported segmental data for the 2006 and 2005 financial years on the old business segment basis, prior to the creation of Openreach.

90     BT Group plc Annual Report & Form 20-F

1. SEGMENTAL ANALYSIS continued

Business segment results for the years ended 31 March 2007 and 2006 – new segment structure

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m	£m

Revenue
External revenue	7,467	7,997	4,057	685	17	–	20,223
Internal revenue	1,639	417	3,527	4,492	–	(10,075)	–

Total revenue	9,106	8,414	7,584	5,177	17	(10,075)	20,223

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m	£m

Revenue
External revenue	7,168	8,102	3,908	318	18	–	19,514
Internal revenue	1,604	405	3,435	4,824	–	(10,268)	–

Total revenue	8,772	8,507	7,343	5,142	18	(10,268)	19,514

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m

Results
Operating profit before specific items	293	674	724	1,177	(155)	2,713
Specific items					(172)	(172)

Segment result	293	674	724	1,177	(327)	2,541
Share of post tax profit of associates and joint ventures						15
Profit on disposal of associate						22
Net finance expense						(94)

Profit before tax						2,484
Taxation						368

Profit for the year						2,852

Capital additions[a]
Property, plant and equipment	434	95	735	981	195	2,440
Intangible assets	261	71	282	127	66	807

	695	166	1,017	1,108	261	3,247
Depreciation	494	128	1,102	663	149	2,536
Amortisation	181	43	96	44	20	384

a	Additions to intangible assets exclude goodwill arising on acquisitions.

BT Group plc Annual Report & Form 20-F     91

Consolidated financial statements Notes to the consolidated financial statements

1. SEGMENTAL ANALYSIS continued

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m

Results
Operating profit before specific items	288	569	759	1,183	(166)	2,633
Specific items					(138)	(138)

Segment result	288	569	759	1,183	(304)	2,495
Share of post tax profit of associates and joint ventures						16
Profit on disposal of joint venture						1
Net finance expense						(472)

Profit before tax						2,040
Taxation						(492)

Profit for the year						1,548

Capital additions[a]
Property, plant and equipment	466	98	778	965	243	2,550
Intangible assets	236	55	197	73	31	592

	702	153	975	1,038	274	3,142
Depreciation	555	120	1,008	770	181	2,634
Amortisation	83	27	94	30	16	250

a	Additions to intangible assets exclude goodwill arising on acquisitions.

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
As at 31 March 2007	£m	£m	£m	£m	£m	£m

Assets
Segment assets	6,714	1,831	5,054	8,707	34	22,340
Associates and joint ventures					67	67
Unallocated assets					1,748	1,748

Consolidated total assets	6,714	1,831	5,054	8,707	1,849	24,155

Liabilities
Segment liabilities	3,128	2,351	1,426	598	31	7,534
Unallocated liabilities					12,349	12,349

Consolidated total liabilities	3,128	2,351	1,426	598	12,380	19,883

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
As at 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m

Assets
Segment assets	6,253	2,517	4,959	8,200	(93)	21,836
Associates and joint ventures					48	48
Unallocated assets					2,816	2,816

Consolidated total assets	6,253	2,517	4,959	8,200	2,771	24,700

Liabilities
Segment liabilities	3,795	2,400	911	489	(308)	7,287
Unallocated liabilities					15,806	15,806

Consolidated total liabilities	3,795	2,400	911	489	15,498	23,093

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, and trade receivables. Unallocated assets include deferred and current taxation, investments, derivatives and associates and joint ventures. Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

92     BT Group plc Annual Report & Form 20-F

1. SEGMENTAL ANALYSIS continued

Segment results for the years ended 31 March 2006 and 2005 – as previously reported (excluding Openreach)

	BT Global Services	BT Retail	BT Wholesale	Other	Intra-group	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m	£m

Revenue
External revenue	7,151	8,119	4,226	18	–	19,514
Internal revenue	1,481	333	5,006	–	(6,820)	–

Total revenue	8,632	8,452	9,232	18	(6,820)	19,514

	BT Global Services	BT Retail	BT Wholesale	Other	Intra-group	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

Revenue
External revenue	6,154	8,430	3,820	25	–	18,429
Internal revenue	1,334	268	5,275	–	(6,877)	–

Total revenue	7,488	8,698	9,095	25	(6,877)	18,429

	BT Global Services	BT Retail	BT Wholesale	Other	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m

Results
Operating profit before specific items	363	644	1,992	(366)	2,633
Specific items				(138)	(138)

Segment result	363	644	1,992	(504)	2,495
Share of post tax profit of associates and joint ventures					16
Profit on disposal of joint venture					1
Net finance expense					(472)

Profit before tax					2,040
Taxation					(492)

Profit for the year					1,548

Capital additions[a]
Property, plant and equipment	466	98	1,743	243	2,550
Intangible assets	236	55	270	31	592

	702	153	2,013	274	3,142
Depreciation	555	120	1,778	181	2,634
Amortisation	83	27	124	16	250

a	Additions to intangible assets exclude goodwill arising on acquisitions.

BT Group plc Annual Report & Form 20-F     93

Consolidated financial statements Notes to the consolidated financial statements

1. SEGMENTAL ANALYSIS continued

	BT Global Services	BT Retail	BT Wholesale	Other	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m

Results
Operating profit before specific items	411	607	1,950	(275)	2,693
Specific items				299	299

Segment result	411	607	1,950	24	2,992
Share of post tax loss of associates and joint ventures					(39)
Net finance expense					(599)

Profit before tax					2,354
Taxation					(525)

Profit for the year					1,829

Capital additions
Property, plant and equipment	450	119	1,783	219	2,571
Intangible assets[a]	155	51	198	36	440

	605	170	1,981	255	3,011
Depreciation	513	133	1,831	217	2,694
Amortisation	37	14	83	16	150

a	Additions to intangible assets exclude goodwill arising on acquisitions.

	BT Global Services	BT Retail	BT Wholesale	Other	Total
As at 31 March 2006	£m	£m	£m	£m	£m

Assets
Segment assets	6,253	2,517	13,159	(93)	21,836
Associates and joint ventures				48	48
Unallocated assets				2,816	2,816

Consolidated total assets	6,253	2,517	13,159	2,771	24,700

Liabilities
Segment liabilities	3,776	2,419	1,400	(308)	7,287
Unallocated liabilities				15,806	15,806

Consolidated total liabilities	3,776	2,419	1,400	15,498	23,093

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and trade receivables. Unallocated assets include deferred and current taxation, investments, derivatives and associates and joint ventures. Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

94     BT Group plc Annual Report & Form 20-F

1. SEGMENTAL ANALYSIS continued

Secondary reporting format – geographical segments

	2007 £m	2006 £m	2005 £m

Revenue by geographic area
UK	17,241	16,901	16,863
Europe, excluding the UK	2,174	1,900	1,306
Americas	711	627	190
Asia Pacific	97	86	70

Total	20,223	19,514	18,429

The creation of Openreach has not impacted the presentation of the geographical segments of the group. The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

	Total assets		Capital additions

	2007 £m	2006 £m	2007 £m	2006 £m

Total assets and capital additions by geographic area
UK	17,208	16,240	2,951	2,872
Europe, excluding the UK	4,078	3,777	203	191
Americas	993	1,704	73	66
Asia Pacific	128	163	20	13
Unallocated assets	1,748	2,816	–	–

Total assets	24,155	24,700	3,247	3,142

Total assets and capital additions are allocated to geographical areas based on the location of the asset.

2. OTHER OPERATING INCOME

	2007 £m	2006 £m	2005 £m

Profits on disposal of property, plant and equipment	13	2	22
Income from repayment works	68	74	64
Other operating income	155	151	107

Other operating income before specific items	236	227	193
Specific items (note 4)	(3)	–	358

Other operating income	233	227	551

BT Group plc Annual Report & Form 20-F     95

Consolidated financial statements Notes to the consolidated financial statements

3. OPERATING COSTS

	2007	2006	2005
	£m	£m	£m

Costs by nature
Staff costs:
Wages and salaries	4,099	3,910	3,645
Social security costs	388	377	319
Pension costs	643	603	540
Share based payments	93	76	50

Total staff costs	5,223	4,966	4,554
Own work capitalised	(718)	(674)	(620)

Net staff costs	4,505	4,292	3,934
Depreciation of property, plant and equipment:
Owned assets	2,420	2,500	2,536
Under finance leases	116	134	158
Amortisation of intangible assets	384	250	150
Payments to telecommunications operators	4,162	4,045	3,725
Other operating costs	6,159	5,887	5,426

Total operating costs before specific items	17,746	17,108	15,929
Specific items (note 4)	169	138	59

Total operating costs	17,915	17,246	15,988

Operating costs include the following:
Early leaver costs	147	133	166
Research and development expenditure[a]	692	487	352
Rental costs relating to operating leases	389	413	419
Foreign currency losses	5	12	3

a	Research and development expenditure includes amortisation of £314 million (2006: £161 million, 2005: £95 million) in respect of internally developed computer software.

96     BT Group plc Annual Report & Form 20-F

4. SPECIFIC ITEMS
The group separately identifies and discloses significant one-off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided in the accounting policies section on page 78.

	2007	2006	2005
	£m	£m	£m

Other operating income
Net loss on sale of group undertakings[a]	(5)	–	–
Profit on sale of non current asset investments[b]	2	–	358

	(3)	–	358
Operating costs
Property rationalisation costs[c]	(64)	(68)	(59)
Creation of Openreach[d]	(30)	(70)	–
Write off of circuit inventory and other working capital balances[e]	(65)	–	–
Costs associated with settlement of open tax years[f]	(10)	–	–

	(169)	(138)	(59)
Finance income
Interest on settlement of open tax years[f]	139	–	–

Share of results of associates and joint ventures
Impairment of assets in joint ventures[g]	–	–	(25)
Profit on disposal of associates and joint ventures[h]	22	1	–

Net specific items (charge) credit before tax	(11)	(137)	274

Tax credit in respect of settlement of open tax years[f]	938	–	–
Tax credit on specific items	41	41	16

Net specific items credit (charge) after tax	968	(96)	290

a	In the current year the group disposed of some non-core businesses. The loss on disposal relates primarily to the disposal of the group’s satellite broadcast service assets (£7 million).
b	In the current year the group disposed of some non-core investments, resulting in a profit of £2 million. In the 2005 financial year the group recognised a profit on disposal of £358 million comprising £236 million from the sale of the group’s 15.8% interest in Eutelsat SA, £46 million from sale of the 4% interest in Intelsat, £38 million from the sale of the 11.9% interest in Starhub Pte Ltd and other gains of £38 million.
c	In the current year £64 million (2006: £68 million, 2005: £59 million) of property rationalisation charges were recognised in relation to the group’s provincial office portfolio.
d	In the current year a provision of £30 million (2006: £70 million, 2005: £nil) was recognised for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings.
e	In the current year the group recorded a charge of £65 million as a result of a review of circuit inventory and other working capital balances arising before 31 March 2006.
f	In the current year, the group agreed settlement of substantially all open UK tax matters relating to the ten tax years up to and including 2004/05 with HM Revenue and Customs. Specific items therefore include a net credit of £1,067 million, which represents those elements of the tax charges previously recognised that were in excess of the final agreed liability of £938 million; interest income of £139 million on the repayment; and operating costs of £10 million, representing the costs associated with reaching the agreement.
g	In the 2005 financial year the group incurred an impairment charge of £25 million representing its share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary.
h	In the current year the group disposed of 6% of its equity interest in Tech Mahindra Limited, an associated undertaking. The resulting profit on disposal was £22 million. The group’s shareholding at 31 March 2007 was 35%.

5. FINANCE INCOME AND FINANCE EXPENSE

	2007	2006	2005	[a]
	£m	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[b]	623	831	963
Interest on finance leases	44	62	68
Interest on other borrowings	58	20	19
Unwinding of discount on provisions	3	3	3
Net charge on financial instruments in a fair value hedge[c]	–	–	–
Net foreign exchange on items in hedging relationships[d]	–	–	–
Fair value movements on derivatives not in a designated hedge relationship	4	8	–
Interest on pension scheme liabilities	1,872	1,816	1,720

Total finance expense	2,604	2,740	2,773

a
The group adopted IAS 32 and IAS 39 from 1 April 2005. For the 2005 financial year the group’s previous accounting policies have therefore been applied in calculating the recognition and measurement basis for finance expense (see accounting policies).

b	Includes a net charge of £67 million (2006: £41 million) relating to fair value movements on derivatives recycled from the cash flow reserve.
c	Includes a net credit of £70 million (2006: net charge of £71 million) relating to fair value movements arising on hedged items and a net charge of £70 million (2006: net credit of £71 million) relating to fair value movements arising on derivatives designated as fair value hedges.
d	Includes a net credit of £420 million (2006: net charge of £330 million) relating to foreign exchange movements on hedged loans and borrowings and a net charge of £420 million (2006: net credit of £330 million) relating to fair value movements on derivatives recycled from the cash flow reserve.

BT Group plc Annual Report & Form 20-F     97

Consolidated financial statements Notes to the consolidated financial statements

5. FINANCE INCOME AND FINANCE EXPENSE continued
	2007	2006	2005	[a]
	£m	£m	£m

Finance income
Income from listed investments[b]	7	44	47
Other interest and similar income[b,c,d]	211	154	209
Net foreign exchange on items in hedging relationships[e]	–	–	–
Expected return on pension scheme assets	2,292	2,070	1,918

Total finance income	2,510	2,268	2,174

Net finance expense	94	472	599

a
The group adopted IAS 32 and IAS 39 from 1 April 2005. For the 2005 financial year the group’s previous accounting policies have therefore been applied in calculating the recognition and measurement basis for finance income (see accounting policies).

b	Income from listed investments and other interest and similar income includes £45 million (2006: £37 million) relating to gains on held for trading investments.
c	On 11 August 2005, the group exercised its option to require early redemption of its US dollar convertible 2008 bond. Bondholders had the option to take redemption proceeds in the form of cash or shares in the group’s interest in LG Telecom. The majority of bondholders exercised their option to take the redemption proceeds in the form of LG Telecom shares. Other interest in 2006 includes a net bond redemption gain of £27 million. This reflects the write off of LG Telecom shares of £121 million and the associated release from the available-for-sale reserve of £35 million; the write off of the bond and transaction costs of £87 million and the associated option liability of £17 million; and the release from the translation reserve of £9 million credit relating to foreign exchange movements on the investment in LG Telecom to the date of disposal.
d	The 2007 financial year includes £139 million relating to interest on settlement of open tax matters disclosed as a specific item (see note 4).
e	Includes a net charge of £123 million (2006: net credit £85 million) relating to foreign exchange movements on hedged investments and a net credit of £123 million (2006: net charge £85 million) relating to fair value movements on derivatives recycled from the cash flow reserve.

6. TAXATION

	2007	2006	2005
	£m	£m	£m

Analysis of taxation (credit) expense for the year
United Kingdom:
Corporation tax at 30% (2006 and 2005: 30%)	256	404	542
Adjustments in respect of prior periods	(1,096)	(69)	4
Non-UK taxation:
Current	25	12	(4)
Adjustments in respect of prior periods	38	1	(3)

Total current tax (credit) expense	(777)	348	539

Deferred tax:
Origination and reversal of temporary differences	367	155	(15)
Adjustment in respect of prior periods	42	(11)	1

Total deferred tax expense (credit)	409	144	(14)

Total taxation (credit) expense in the income statement	(368)	492	525

98     BT Group plc Annual Report & Form 20-F

6. TAXATION continued

Factors affecting taxation (credit) expense
The taxation (credit) expense on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2007		2006		2005
	£m	%	£m	%	£m	%

Profit before taxation	2,484		2,040		2,354

Notional taxation expense at UK rate of 30% (2006 and 2005: 30%)	745	30.0	612	30.0	706	30.0
Effects of:
Non deductible depreciation and amortisation	4	0.1	8	0.4	6	0.2
Non deductible non UK losses	9	0.4	29	1.4	38	1.6
Higher (lower) taxes on non UK profits	11	0.4	(1)	–	(14)	(0.6)
Lower taxes on gain on disposal of non current investments and group undertakings	(2)	(0.1)	–	–	(107)	(4.5)
Other deferred tax assets not recognised	–	–	(25)	(1.2)	–	–
Associates and joint ventures	(5)	(0.2)	(5)	(0.2)	–	–
Adjustments in respect of prior periods	(78)	(3.2)	(79)	(3.9)	2	0.1
Tax credit in respect of settlement of open tax years	(938)	(37.8)	–	–	–	–
Other	(114)	(4.5)	(47)	(2.4)	(106)	(4.5)

Total taxation (credit) expense and effective tax rate	(368)	(14.9)	492	24.1	525	22.3

Specific items	979	39.4	41	0.4	16	3.7

Total taxation expense before specific items and effective tax rate	611	24.5	533	24.5	541	26.0

	2007	2006	2005
	£m	£m	£m

Tax on items taken directly to equity
Current tax charge on exchange movements offset in reserves	–	–	7
Deferred tax charge (credit) relating to losses on cash flow hedges	62	(45)	–
Deferred tax charge relating to ineffective hedges	–	9	–
Deferred tax charge on actuarial gain relating to retirement benefit obligations	424	629	72

Total taxation on items taken to statement of recognised income and expense	486	593	79
Current tax credit relating to share based payments	(12)	–	–
Deferred tax credit relating to share based payments	(70)	(5)	–

Total taxation on items taken directly to equity	404	588	79

7. DIVIDENDS

	2007	2006	2005
	pence per share	pence per share	pence per share	2007 £m	2006 £m	2005 £m

Final paid in respect of the prior year	7.60	6.50	5.30	631	551	454
Interim paid in respect of the current year	5.10	4.30	3.90	422	361	332

	12.70	10.80	9.20	1,053	912	786

The directors are proposing that a final dividend in respect of the year ended 31 March 2007 of 10.0 pence per share will be paid to shareholders on 17 September 2007, taking the full year proposed dividend in respect of the 2007 financial year to 15.1 pence (2006: 11.9 pence, 2005: 10.4 pence). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of £825 million (2006: £631 million) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 24 August 2007.

BT Group plc Annual Report & Form 20-F     99

Consolidated financial statements Notes to the consolidated financial statements

8. EARNINGS PER SHARE
The basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue after deducting the group’s shares held by employee share ownership trusts and treasury shares.
     In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account where the impact of these is dilutive. Options over 12 million shares (2006: 52 million shares, 2005: 207 million shares) were excluded from the calculation of the total diluted number of shares as the impact of these is anti-dilutive.
     The weighted average number of shares in the years were:

	2007 millions of shares		2006 millions of shares		2005 millions of shares

Basic	8,293		8,422		8,524
Dilutive ordinary shares from share options and shares held in trust	186		115		57

Total diluted	8,479		8,537		8,581

Profit attributable to equity shareholders of the parent (£m)	2,850		1,547		1,830

Basic earnings per share (pence)	34.4	p	18.4	p	21.5	p
Diluted earnings per share (pence)	33.6	p	18.1	p	21.3	p

Basic earnings per share before specific items, and the per share impact of individual specific items, is as follows:

	2007 pence per share	2007 £m	2006 pence per share	2006 £m	2005 pence per share	2005 £m

Per share impact of specific items:
Net loss on sale of group undertakings	–	(5)	–	–	–	–
Profit on sale of non current asset investments	–	2	–	–	4.2	358
Property rationalisation costs	(0.8)	(64)	(0.8)	(68)	(0.7)	(59)
Creation of Openreach	(0.4)	(30)	(0.8)	(70)	–	–
Write off of circuit inventory and other working capital balances	(0.8)	(65)	–	–	–	–
Costs associated with settlement of open tax years	(0.1)	(10)	–	–	–	–
Interest on settlement of open tax years	1.7	139	–	–	–	–
Profit on disposal of associates and joint ventures	0.3	22	–	1	–	–
Impairment of assets in joint ventures	–	–	–	–	(0.3)	(25)
Tax credit in respect of settlement of open tax years	11.3	938	–	–	–	–
Tax credit on specific items	0.5	41	0.5	41	0.2	16

Basic earnings (loss) per share/profit (loss) for the year attributable to specific items	11.7	968	(1.1)	(96)	3.4	290

Basic earnings per share/profit for the year attributable to equity shareholders	34.4	2,850	18.4	1,547	21.5	1,830
Adjustment: Basic (earnings) loss per share/(profit) loss for the financial year attributable to specific items	(11.7)	(968)	1.1	96	(3.4)	(290)

Basic earnings per share/profit for the year before specific items	22.7	1,882	19.5	1,643	18.1	1,540

Diluted earnings per share/profit for the year	33.6	2,850	18.1	1,547	21.3	1,830
Adjustment: Diluted (earnings) loss per share/(profit) loss for the financial year attributable to specific items	(11.4)	(968)	1.1	96	(3.4)	(290)

Diluted earnings per share/profit for the year before specific items	22.2	1,882	19.2	1,643	17.9	1,540

100     BT Group plc Annual Report & Form 20-F

9. CASH AND CASH EQUIVALENTS

	2007	2006
	£m	£m

Cash at bank and in hand	568	511
Cash equivalents
Listed cash equivalents
Euro treasury bills	10	8
Unlisted cash equivalents
US corporate debt securities	–	422
UK deposits	417	914
European deposits	57	70
US deposits	23	40

Total cash equivalents	507	1,454

Total cash and cash equivalents	1,075	1,965
Bank overdrafts	(51)	(181)

Cash and cash equivalents per the cash flow statement	1,024	1,784

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within overdrafts at 31 March 2007 were balances of £49 million (2006: £171 million) which had a legally enforceable right of set off against cash balances of £117 million (2006: £209 million). These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.

10. NET DEBT
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £49 million (2006: £171 million). Net debt is a non GAAP measure since it is not defined in IFRSs but it is a key indicator used by management in order to assess operational performance and balance sheet strength.

	2007	2006
	£m	£m

Analysis of net debt
Loans and other borrowings (current and non current)	8,590	9,935
Less:
Cash and cash equivalents	1,075	1,965
Current asset investments	3	365

	7,512	7,605
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	577	121
To recognise borrowings and investments at net proceeds and unamortised discount	(175)	(192)

Net debt	7,914	7,534

After allocating the element of the adjustments which impacts loans and other borrowings as defined above, gross debt at 31 March 2007 was £8,943 million (2006: £9,685 million).

	2007	2006
	£m	£m

Reconciliation of movement in net debt
Net debt at 1 April	7,534	7,893
Increase (decrease) in net debt resulting from cash flows	219	(199)
Net debt assumed or issued on acquisitions	11	–
Currency movements	124	(75)
Other non-cash movements	26	(85)

Net debt at 31 March	7,914	7,534

Non-cash transactions
Other non-cash movements in 2006 includes £87 million relating to the early redemption of the group’s US dollar convertible bond for shares in LG Telecom.

BT Group plc Annual Report & Form 20-F     101

Consolidated financial statements Notes to the consolidated financial statements

11. FREE CASH FLOW
The components of free cash flow, which is a non GAAP measure, are presented in the table below and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. Free cash flow is not defined in IFRSs but is a key indicator used by management to measure operational performance.

	2007	2006	2005
	£m	£m	£m

Cash generated from operations before taxation	5,245	5,777	5,906
Income taxes paid, net of repayments	(35)	(390)	(332)

Net cash inflow from operating activities	5,210	5,387	5,574
Included in cash flows from investing activities
Net purchase of property, plant and equipment, computer software and licences	(3,209)	(2,874)	(2,945)
Net (purchase) sale of non current financial assets	(3)	(1)	537
Dividends received from associates and joint ventures	6	1	2
Interest received	147	185	374
Included in cash flows from financing activities
Interest paid	(797)	(1,086)	(1,260)

Free cash flow	1,354	1,612	2,282

12. INTANGIBLE ASSETS

	Goodwill	Telecommunication licences and other	Brands, customer lists, and relationships	Computer software [a]	Total
	£m	£m	£m	£m	£m

At 1 April 2005	404	197	84	1,160	1,845
Additions	–	–	–	592	592
Disposals and adjustments	–	–	–	8	8
Exchange differences	18	8	–	8	34
Acquisitions through business combinations	121	1	22	16	160

At 1 April 2006	543	206	106	1,784	2,639
Additions	–	–	–	807	807
Disposals and adjustments	–	(15)	–	(104)	(119)
Exchange differences	(20)	(10)	–	(12)	(42)
Acquisitions through business combinations	296	4	12	12	324

At 31 March 2007	819	185	118	2,487	3,609

Amortisation
At 1 April 2005		51	–	415	466
Charge for the year		9	11	230	250
Acquisitions		–	–	15	15
Disposals and adjustments		–	–	(8)	(8)
Exchange differences		2	–	6	8

At 1 April 2006		62	11	658	731
Charge for the year		11	13	360	384
Acquisitions		1	–	7	8
Disposals and adjustments		(8)	–	(73)	(81)
Exchange differences		(7)	–	(10)	(17)

At 31 March 2007		59	24	942	1,025

Carrying amount
At 31 March 2007	819	126	94	1,545	2,584

At 31 March 2006	543	144	95	1,126	1,908

a	Includes additions in 2007 of £741 million (2006: £544 million) in respect of internally developed computer software.

102     BT Group plc Annual Report & Form 20-F

12. INTANGIBLE ASSETS continued

Impairment tests of goodwill
During the 2007 financial year the group made a number of acquisitions. INS, Counterpane and I3IT have been fully integrated into BT Global Services, which is considered to be the relevant cash generating unit (CGU). The group also acquired dabs.com and PlusNet, for which the relevant CGUs are considered to be the Enterprises and Consumer divisions of BT Retail, respectively. In addition, the group reorganised its structure with effect from 1 April 2006 such that the Irish operations were transferred from BT Global Services to BT Retail and BT Ireland now also represents a separate CGU. For the purposes of goodwill impairment testing, the group therefore had four relevant CGUs at 31 March 2007. These are the smallest identifiable groups of assets that generate cash inflows that have goodwill and are largely independent of the cash inflows from other assets or groups of assets.
     Goodwill is allocated to the group’s CGUs as follows:

		BT Retail

	BT Global Services	Consumer	Enterprises	BT Ireland	Total
	£m	£m	£m	£m	£m

At 1 April 2005	360	–	37	7	404
Acquisition through business combinations	111	–	1	9	121
Exchange differences	17	–	1	–	18

At 1 April 2006	488	–	39	16	543
Acquisition through business combinations	223	57	16	–	296
Exchange differences	(20)	–	–	–	(20)

At 31 March 2007	691	57	55	16	819

The recoverable amount of each CGU is based on value in use calculations. These are determined using cash flow projections derived from financial budgets approved by the board covering a four year period. They reflect management’s expectation of revenue growth, operating costs and margin for each CGU based on past experience. Cash flows beyond the four year period have been extrapolated using estimated terminal growth rates ranging from 0% to 2%. These rates have been determined with regard to projected growth rates for the specific markets in which the CGU participates and are not considered to exceed the long term average growth rates for those markets. Discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital for regulated and non-regulated products. The discount rates applied range from 10.0% to 11.4%.
     The forecasts are most sensitive to changes in projected revenue growth rates in the first four years of the forecast period. However there is significant headroom and based on the sensitivity analysis performed we have concluded that no reasonably possible changes in the base case assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

BT Group plc Annual Report & Form 20-F     103

Consolidated financial statements Notes to the consolidated financial statements

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings [a,b]	Network infrastructure and equipment [b]	Other [c]	Assets in course of construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2005	1,065	34,957	2,189	763	38,974
Additions	17	263	247	2,038	2,565
Acquisition through business combinations	23	265	33	2	323
Transfers	50	1,802	15	(1,867)	–
Exchange differences	4	71	14	–	89
Disposals and adjustments	(39)	(1,447)	(310)	(41)	(1,837)

At 31 March 2006	1,120	35,911	2,188	895	40,114
Additions	19	296	210	1,936	2,461
Acquisition through business combinations	4	13	11	–	28
Transfers	57	1,767	9	(1,833)	–
Exchange differences	(10)	(107)	(20)	(4)	(141)
Disposals and adjustments	(75)	(1,031)	(178)	19	(1,265)

At 31 March 2007	1,115	36,849	2,220	1,013	41,197

Accumulated depreciation
At 1 April 2005	371	21,865	1,544	–	23,780
Charge for the year	58	2,353	223	–	2,634
Acquisition through business combinations	14	200	28	–	242
Exchange differences	1	44	10	–	55
Disposals and adjustments	(32)	(1,479)	(251)	–	(1,762)

At 31 March 2006	412	22,983	1,554	–	24,949
Charge for the year	49	2,307	180	–	2,536
Acquisition through business combinations	2	7	7	–	16
Exchange differences	(5)	(64)	(14)	–	(83)
Disposals and adjustments	(32)	(1,000)	(150)	–	(1,182)

At 31 March 2007	426	24,233	1,577	–	26,236

Carrying amount
At 31 March 2007	689	12,616	643	1,013	14,961
Engineering stores	–	–	–	36	36

Total at 31 March 2007	689	12,616	643	1,049	14,997

At 31 March 2006	708	12,928	634	895	15,165
Engineering stores	–	–	–	57	57

Total at 31 March 2006	708	12,928	634	952	15,222

	2007	2006
	£m	£m

[a]The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	254	311
Long leases (over 50 years unexpired)	131	136
Short leases	304	261

Total land and buildings	689	708

b
The carrying amount of the group’s property, plant and equipment includes an amount of £353 million (2006: £460 million) in respect of assets held under finance leases. The depreciation charge on those assets for the year ended 31 March 2007 was £116 million (2006: £134 million).

c	Other mainly comprises motor vehicles and computers.

104     BT Group plc Annual Report & Form 20-F

13. PROPERTY, PLANT AND EQUIPMENT continued
	2007	2006
	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	61	68
Network infrastructure and equipment
Transmission equipment	1,209	1,429
Exchange equipment	118	80
Other network equipment	854	727
Other
Computers and office equipment	149	138
Motor vehicles and other	70	123

Total additions to property, plant and equipment	2,461	2,565
Decrease in engineering stores	(21)	(15)

Total additions	2,440	2,550

14. INVESTMENTS

	2007	2006
	£m	£m

Non current assets
Available-for-sale	14	9
Loans and receivables	13	8

	27	17

Current assets
Available-for-sale	–	2
Held for trading	–	348
Loans and receivables	3	15

	3	365

	2007	2006
	£m	£m

Available-for-sale
At 1 April	11	1,156
Additions	7	195
Transfer from associates and joint ventures	–	86
Revaluation surplus transfer to equity	–	35
Disposals	(4)	(1,461)

At 31 March	14	11

Less: Non current available-for-sale assets	14	9

Current available-for-sale assets	–	2

Available-for-sale financial assets consist mainly of listed corporate debt securities and notes denominated in sterling.

BT Group plc Annual Report & Form 20-F     105

Consolidated financial statements Notes to the consolidated financial statements

14. INVESTMENTS continued
	2007	2006
	£m	£m

Held for trading
US Government debt securities	–	51
US Corporate debt securities	–	297

	–	348

The investments included above represent listed short term debt securities with quoted market prices. The group has not designated any financial assets that are not classified as held for trading as financial assets at fair value through the income statement.

Loans and receivables
Loans and receivable financial assets mainly consist of term deposits, fixed term loans and other fixed term debt securities mainly denominated in sterling with a fixed coupon and in certain instances options for early redemption.

15. ASSOCIATES AND JOINT VENTURES
The group’s share of the assets, liabilities, revenue and expenses of its interest in associates and joint ventures, at 31 March, was as follows:

	Associates	Joint ventures	2007 Total	Associates	Joint ventures	2006 Total
	£m	£m	£m	£m	£m	£m

Non current assets	16	3	19	20	3	23
Current assets	74	6	80	46	1	47
Current liabilities	(29)	(3)	(32)	(21)	(1)	(22)

Share of net assets	61	6	67	45	3	48

Revenue	137	14	151	74	113	187
Expenses	(113)	(21)	(134)	(59)	(108)	(167)
Taxation	(2)	–	(2)	(1)	(3)	(4)

Share of post tax results	22	(7)	15	14	2	16

	Associates	Joint ventures	Total
	£m	£m	£m

At 1 April 2005	28	74	102
Share of post tax profit	13	3	16
Acquisitions	2	6	8
Disposals	–	(86)	(86)
Translation differences and other	2	6	8

At 1 April 2006	45	3	48
Share of post tax profit (loss)	22	(7)	15
Dividends received	(5)	(1)	(6)
Acquisitions	3	4	7
Disposals	(1)	–	(1)
Translation differences and other	(3)	7	4

At 31 March 2007	61	6	67

During the 2007 financial year, the group disposed of 6% of its equity interest in its associate Tech Mahindra, resulting in a profit on disposal of £22 million. At 31 March 2007, the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £702 million (2006: £nil). During the 2006 financial year, the LG Telecom joint venture (carrying value £86 million), was transferred to available-for-sale assets in connection with the early redemption of the group’s US dollar convertible 2008 bond. Details of the group’s principal associate at 31 March 2007 are set out on page 148.

106     BT Group plc Annual Report & Form 20-F

16. TRADE AND OTHER RECEIVABLES

	2007	2006
	£m	£m

Current
Trade receivables	1,592	1,662
Prepayments	922	686
Accrued income	1,284	1,254
Other debtors	275	292

	4,073	3,894

Trade receivables are stated after deducting £280 million (2006: £315 million) for doubtful debts. The amount charged to the income statement for doubtful debts for the year ended 31 March 2007 was £117 million (2006: £170 million, 2005: £150 million).

	2007	2006
	£m	£m

Non current
Other assets[a]	523	305

a	Represents costs relating to the initial set up, transition or transformation phase of long term networked IT services contracts.

17. LOANS AND OTHER BORROWINGS

	2007 £m	2006 £m

US dollar 9.125% (2006: 8.875%) notes 2030 (minimum 8.625%a)[b]	1,398	1,580
Sterling 5.75% bonds 2028	608	607
Sterling 3.5% indexed linked notes 2025	301	291
Sterling 8.625% bonds 2020	297	297
Sterling 8.0% (2006: 7.75%) notes 2016 (minimum 7.5%a)	712	709
Euro 7.375% (2006: 7.125%) notes 2011 (minimum 6.875%a)[b]	768	790
US dollar 8.625% (2006: 8.375%) notes 2010 (minimum 8.125%a)[b]	1,515	1,713
US dollar 8.765% bonds 2009[c]	108	120
US dollar 7% notes 2007[c]	542	624
Sterling 7.375% notes 2006 (minimum 7.125%a)	–	409

Total listed bonds, debentures and notes	6,249	7,140

Finance leases	567	845

Commercial paper[b,d]	794	472
Sterling bank loans due 2007-2009 (average effective interest rate 10.4% (2006: 9.7%))	147	240
Sterling floating rate note 2007-2009 (average effective interest rate 4.3% (2006: 4.1%))	42	49
Sterling floating rate loan 2007-2009 (average effective interest rate 5.5% (2006: 4.6%))	724	1,003
Preference shares	–	5
Other loans 2007-2010	16	–
Bank overdrafts (of which £49 million (2006: £171 million) had a legally enforceable right of set off – see note 9)	51	181

Total other loans and borrowings	1,774	1,950

Total loans and other borrowings	8,590	9,935

a
The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.

b	Hedged in a designated cash flow hedge.
c	Hedged in a designated cash flow and fair value hedge.
d	Commercial paper is denominated in sterling (2007: £25 million, 2006: £35 million), US dollar (2007: £nil, 2006: £66 million) and euro (2007: £769 million, 2006: £371 million).

BT Group plc Annual Report & Form 20-F     107

Consolidated financial statements Notes to the consolidated financial statements

17. LOANS AND OTHER BORROWINGS continued
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
     The carrying values disclosed above for the current year reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowings’ hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases all borrowings as at 31 March 2007 and 2006 are unsecured.

	2007				2006

	Carrying amount £m	Effect of hedging and interest £m	[a]	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m

Repayments fall due as follows:
Within one year, or on demand	2,203	(132)		2,071	1,940	(190)	1,750
Between one and two years	330	1		331	1,182	(3)	1,179
Between two and three years	340	21		361	337	–	337
Between three and four years	2,250	271		2,521	369	8	377
Between four and five years	12	–		12	2,467	55	2,522
After five years	3,454	242		3,696	3,628	63	3,691
Total due for repayment after more than one year	6,386	535		6,921	7,983	123	8,106

Total repayments	8,589	403		8,992	9,923	(67)	9,856
Fair value adjustments for hedged risk	1				12

Total loans and other borrowings	8,590				9,935

a	Adjustment for hedging and interest reflects the impact of the currency element of derivatives and adjusts the repayments to exclude interest recognised in the carrying amount.

	Minimum lease payments		Repayment of outstanding lease obligations
	2007	2006	2007	2006
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	329	361	303	318
In the second to fifth years inclusive	123	391	56	316
After five years	415	430	208	211

	867	1,182	567	845
Less: future finance charges	(300)	(337)	–	–

Total finance lease obligations	567	845	567	845

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

18. DERIVATIVE FINANCIAL INSTRUMENTS

		2007		2006

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Interest rate swaps – cash flow hedge	15	234	–	405
Other interest rate swaps	11	240	49	304
Cross currency swaps – cash flow hedge	10	755	20	417
Cross currency swaps – fair value hedge	–	78	12	16
Forward foreign exchange contracts – cash flow hedge	16	3	7	5
Other forward foreign exchange contracts	–	–	–	3
Embedded derivatives – options	–	–	–	2

	52	1,310	88	1,152

Analysed as:
Current	27	318	69	332
Non current	25	992	19	820

	52	1,310	88	1,152

Details of hedges in which the derivative financial instruments are utilised are disclosed in note 33.

108     BT Group plc Annual Report & Form 20-F

19. TRADE AND OTHER PAYABLES

	2007	2006
	£m	£m

Current
Trade payables	3,717	3,466
Other taxation and social security	473	521
Other creditors	939	945
Accrued expenses	519	488
Deferred income	1,071	1,120

	6,719	6,540

	2007	2006
	£m	£m

Non current
Other creditors	553	445
Deferred income	37	40

	590	485

Non current payables relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

20. PROVISIONS

	Property provisions	[a]	Other provisions	[b]	Total
	£m		£m		£m

At 1 April 2006	226		105		331
Charged to the income statement[c]	85		30		115
Unwind of discount	3		–		3
Utilised in the year	(74)		(50)		(124)

At 31 March 2007	240		85		325

	2007	2006
	£m	£m

Analysed as:
Current	100	70
Non current	225	261

	325	331

a
Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 24 years.

b	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach, which will be utilised over one year.
c	Includes specific items of £64 million for property rationalisation costs and £30 million relating to the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings, see note 4.

BT Group plc Annual Report & Form 20-F     109

Consolidated financial statements Notes to the consolidated financial statements

21. DEFERRED TAXATION

	Excess capital allowances £m	Retirement benefit obligations £m	Share based payments £m	Other £m	Total £m

At 1 April 2005	1,968	(1,434)	(7)	(518)	9
Charge (credit) to income statement	(16)	41	(13)	132	144
Charge (credit) to equity	–	629	(5)	(36)	588

At 31 March 2006	1,952	(764)	(25)	(422)	741

Deferred tax (asset)	–	(764)	–	–	(764)
Deferred tax liability	1,952	–	(25)	(422)	1,505

At 31 March 2006	1,952	(764)	(25)	(422)	741

Charge (credit) to income statement	144	223	(33)	75	409
Charge (credit) to equity	–	424	(70)	62	416

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

Deferred tax (asset)	–	(117)	–	–	(117)
Deferred tax liability	2,096	–	(128)	(285)	1,683

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

At 31 March 2007, £117 million (2006: £764 million) of the deferred tax asset of £117 million (2006: £764 million) is expected to be recovered after more than twelve months. At 31 March 2007, £1,683 million (2006: £1,505 million) of the deferred tax liability of £1,683 million (2006: £1,505 million) is expected to be settled after more than twelve months.
     At 31 March 2007 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £21.1 billion (2006: £21.8 billion). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

Territory	2007 £m	Expiry of losses

Restricted losses:
Americas	218	2012-2027
Europe	1,226	2007-2022

Total restricted losses	1,444

Unrestricted losses:
Operating losses	1,026	No expiry
Capital losses	17,595	No expiry
Other	1,044	No expiry

Total unrestricted losses	19,665

Total	21,109

At the balance sheet date, the undistributed earnings of overseas subsidiaries was £9.3 billion (2006: £8.6 billion). No deferred tax liabilities have been recognised in respect of those unremitted earnings because the group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

110     BT Group plc Annual Report & Form 20-F

22. MINORITY INTERESTS

	2007	2006
	£m	£m

At 1 April	52	50
Share of profits	2	1
Disposal	(15)	–
Minority share of dividend paid	(3)	–
Exchange adjustments	(2)	1

At 31 March	34	52

23. RECONCILIATION OF MOVEMENTS IN EQUITY

	2007	2006	2005
	£m	£m	£m

Total equity at 1 April	1,607	95	(1,039)
Transition to IAS 32 and IAS 39	–	(209)	–
Profit for the year	2,850	1,548	1,829
Dividends	(1,053)	(912)	(786)
Share based payments	71	65	20
Issue of shares	24	4	1
Net purchase of treasury shares	(284)	(344)	(176)
Exchange differences on translation	(93)	24	27
Actuarial gains	1,409	2,122	294
Net fair value movements on cash flow hedges	163	(200)	–
Tax on items taken directly to equity	(404)	(588)	(79)
Minority interest	(18)	2	4

Net movement in equity	2,665	1,512	1,134

Total equity at 31 March	4,272	1,607	95

24. SHARE CAPITAL

	Share capital	[a]	Share premium	[b]
	£m		£m

Balances at 31 March 2005	432		3
Arising on share issues	–		4

Balances at 31 March 2006	432		7
Arising on share issues	–		24

Balances at 31 March 2007	432		31

a	The authorised share capital of the company throughout the years ended 31 March 2007 and 2006 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each.

The allotted, called up and fully paid ordinary share capital of the company at 31 March 2007 was £432 million (2006: £432 million), representing 8,640,654,852 ordinary shares of 5p each (2006: 8,635,377,801). Of the authorised but unissued share capital at 31 March 2007, 21 million ordinary shares (2006: 26 million) were reserved to meet options granted under employee share option schemes.

b	The share premium account, representing the premium on allotment of shares is not available for distribution.

BT Group plc Annual Report & Form 20-F     111

Consolidated financial statements Notes to the consolidated financial statements

25. OTHER RESERVES AND RETAINED EARNINGS

	Treasury shares [a]	Cash flow reserve [b]	Available-for -sale reserve	[c]	Translation reserve [d]	Merger and other reserves	[e]	Total other reserves	Retained earnings
	£m	£m	£m		£m	£m		£m	£m

At 1 April 2004	(80)	–	–		–	998		918	(2,439)
Profit for the year	–	–	–		–	–		–	1,829
Foreign exchange adjustments	–	–	–		27	–		27	–
Share based payments	–	–	–		–	–		–	20
Dividends	–	–	–		–	–		–	(786)
Net purchase of treasury shares	(176)	–	–		–	–		(176)	–
Actuarial gain	–	–	–		–	–		–	294
Tax on items taken directly to equity	–	–	–		(7)	–		(7)	(72)

At 31 March 2005	(256)	–	–		20	998		762	(1,154)
Transition to IAS 32 and IAS 39[f]	–	77	–		–	–		77	(286)

At 1 April 2005	(256)	77	–		20	998		839	(1,440)
Profit for the year	–	–	–		–	–		–	1,548
Foreign exchange adjustments	–	–	–		53	–		53	–
Share based payments	–	–	–		–	–		–	65
Dividends	–	–	–		–	–		–	(912)
Net purchase of treasury shares	(344)	–	–		–	–		(344)	–
Actuarial gain	–	–	–		–	–		–	2,122
Net fair value gains on cash flow hedges	–	4	–		–	–		4	–
Gains on available-for-sale investments	–	–	35		–	–		35	–
Fair value loss on net investment hedge	–	–	–		(20)	–		(20)	–
Recognised in income and expense in the year	–	(204)	(35)		(9)	–		(248)	–
Tax on items taken directly to equity	–	45	–		–	–		45	(633)

At 1 April 2006	(600)	(78)	–		44	998		364	750
Profit for the year	–	–	–		–	–		–	2,850
Foreign exchange adjustments	–	–	–		(93)	–		(93)	–
Share based payments	–	–	–		–	–		–	71
Dividends	–	–	–		–	–		–	(1,053)
Net purchase of treasury shares	(284)	–	–		–	–		(284)	–
Actuarial gain	–	–	–		–	–		–	1,409
Net fair value losses on cash flow hedges	–	(201)	–		–	–		(201)	–
Recognised in income and expense in the year	–	364	–		–	–		364	–
Tax on items taken directly to equity	–	(62)	–		–	–		(62)	(342)

At 31 March 2007	(884)	23	–		(49)	998		88	3,685

a	During the year ended 31 March 2007 the company repurchased 147,550,000 (2006: 165,772,145, 2005: 101,280,000) of its own shares of 5p each representing 2% of the called-up share capital, for consideration (including transaction costs) of £404 million (2006: £365 million, 2005: £195 million). In addition, 66,719,600 shares (2006: 10,221,961, 2005: 11,131,503) were issued from treasury to satisfy obligations under employee share schemes at a cost of £120 million (2006: £21 million, 2005: £19 million). At 31 March 2007, 370,877,631 shares (2006: 290,047,231) shares with an aggregate nominal value of £19 million are held as treasury shares at cost.
b	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
c	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the period amounted to £nil (2006: £35 million).
d	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
e	The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new parent company, BT Group plc, and the share capital, share premium and capital redemption reserve of the prior parent company, British Telecommunications plc. Other reserves included within this caption relate primarily to unrealised gains and losses on the transfer of assets and group undertakings to a joint venture.
f	The total impact on reserves of the IAS 32 and IAS 39 transitional adjustment is a charge of £209 million.

112     BT Group plc Annual Report & Form 20-F

26. RELATED PARTY TRANSACTIONS

Amounts paid to the group’s retirement benefit plans are set out in note 29. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     Key management personnel are deemed to be the members of the Operating Committee which include the company’s executive directors. It is this committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term benefits	6.5	5.8	5.2
Post employment benefits	1.4	1.9	1.1
Share based payments	3.2	2.6	1.8

	11.1	10.3	8.1

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on directors’ remuneration, which forms part of the financial statements.
     During the 2007 financial year, the group purchased services in the normal course of business and on an arm’s length basis from its associate Tech Mahindra Limited. The value of services purchased was £178 million (2006: £105 million) and the amounts outstanding and payable for services at 31 March 2007 was £97 million (2006: £59 million).

27. FINANCIAL COMMITMENTS AND CONTINGENT LIABILITIES

Capital expenditure contracted for at the balance sheet date but not yet incurred was:

	2007	2006
	£m	£m

Property, plant and equipment and software	779	754

Future minimum operating lease payments for the group were as follows:

	2007	2006
	£m	£m

Payable in the year ending 31 March:
2007	–	474
2008	479	449
2009	449	439
2010	433	429
2011	421	414
2012	408	402
Thereafter	7,367	7,175

Total future minimum operating lease payments	9,557	9,782

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 24 years and rentals are fixed for an average of 24 years.
     At 31 March 2007, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$82 million (2006: US$72 million), approximately £39 million (2006: £42 million) as at 31 March 2007, although this could increase by a further US$486 million (2006: US$545 million), approximately £248 million (2006: £314 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendents were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     Following the European Commission’s formal investigation into the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether the government complied with European Community treaty rules on state aid, the Commission concluded that no such state aid had been granted. The Commission’s decision has now been appealed, but the company continues to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

BT Group plc Annual Report & Form 20-F     113

Consolidated financial statements Notes to the consolidated financial statements

28. ACQUISITIONS

Year ended 31 March 2007	INS £m	PlusNet £m	Other £m	Total £m

Fair value of consideration	133	66	144	343
Less: fair value of net assets acquired	12	9	40	61

Goodwill arising	121	57	104	282

Consideration:
Cash	131	64	94	289
Deferred consideration	2	2	50	54

Total	133	66	144	343

The outflow of cash and cash equivalents is as follows:
Cash consideration	131	64	94	289
Less: cash acquired	2	5	14	21

	129	59	80	268

Year ended 31 March 2006	Atlanet £m	Radianz £m	Other £m	Total £m

Fair value of consideration	65	143	69	277
Less: fair value of net assets acquired[a]	21	104	17	142

Goodwill arising[a]	44	39	52	135

Consideration:
Cash	58	120	52	230
Deferred consideration	7	–	17	24
Debt assumed	–	23	–	23

Total	65	143	69	277

The outflow of cash and cash equivalents is as follows:
Cash consideration	58	115	52	225
Less: cash acquired	5	44	11	60

	53	71	41	165

a	The fair value of net assets acquired through the acquisition of Atlanet have been restated in the current financial year. For further details see Atlanet acquisition note.

Year ended 31 March 2007
International Network Services
On 25 February 2007, BT acquired 100% of the issued share capital of International Network Services Inc (INS) for a total consideration of £133 million. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and fair value
£m

Intangible assets	3
Property, plant and equipment	1
Receivables	18
Cash and cash equivalents	2
Payables	(12)

Net assets acquired	12

Goodwill	121

Total consideration	133

114     BT Group plc Annual Report & Form 20-F

28. ACQUISITIONS continued

The fair value adjustments relating to the acquisition of INS are provisional due to the timing of the transaction and will be finalised during the 2008 financial year, which will include the identification and valuation of any intangible assets acquired through the transaction. Accordingly, the value of any acquired intangible assets are aggregated within goodwill.
     From the date of acquisition, INS has contributed to the group’s results revenue of £5 million and a net loss of £1 million. If the acquisition had occurred on 1 April 2006, the group’s revenue would have been higher by £63 million, and profit for the year would have been lower by £5 million (2006: £74 million higher and £5 million lower, respectively).

PlusNet
On 16 November 2006, the group announced an offer to acquire 100% of the share capital of PlusNet plc. The offer became unconditional on 23 January 2007 once sufficient acceptances had been received from shareholders and all regulatory clearances were obtained. 23 January 2007 is therefore considered to be the date of acquisition. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and fair value
£m

Intangible assets	5
Property, plant and equipment	5
Receivables	1
Cash and cash equivalents	5
Payables	(7)

Net assets acquired	9

Goodwill	57

Total consideration	66

The fair value adjustments relating to the acquisition of PlusNet are provisional due to the timing of the transaction and will be finalised during the 2008 financial year, which will include the identification and valuation of any intangible assets acquired through the transaction. Accordingly, the value of any acquired intangible assets are aggregated within goodwill.
     From the date of acquisition, PlusNet has contributed to the group’s results revenue of £7 million and a net income of £nil. If the acquisition had occurred on 1 April 2006, the group’s revenue would have been higher by £7 million, and profit for the year would have been higher by £3 million (2006: £9 million higher and £1 million higher, respectively).

Other acquisitions
During the year ended 31 March 2007, the group acquired a number of other smaller subsidiary undertakings including principally dabs.com plc, I3IT Limited and Counterpane LLC. The combined net assets and goodwill arising in respect of these acquisitions were as follows:

	Book value	Fair value adjustments	Fair value
	£m	£m	£m

Intangible assets	–	12	12
Property, plant and equipment	7	(1)	6
Inventory	4	–	4
Receivables	21	–	21
Cash and cash equivalents	14	–	14
Payables	(29)	–	(29)
Minority interest	12	–	12

Net assets acquired	29	11	40

Goodwill			104

Total consideration			144

The fair value adjustments in respect of intangible assets are due to the recognition of £8 million and £4 million in respect of a brand and customer relationships, respectively. The assessment of the fair value of the net assets of Counterpane LLC are provisional at 31 March 2007 and will be finalised during the 2008 financial year. This will include the identification and valuation of any intangible assets acquired through the transaction.
     From the date of acquisition, the companies have contributed to the group’s results revenue of £180 million and a net profit of £5 million. If the acquisitions had occurred on 1 April 2006, the group’s revenue would have been higher by £15 million, and profit for the year would have been lower by £4 million (2006: £159 million higher and £3 million higher, respectively). Goodwill in respect of these acquisitions comprises principally the fair value of the skills and expertise of the acquired companies’ workforce and both anticipated revenue and cost synergies.

BT Group plc Annual Report & Form 20-F     115

Consolidated financial statements Notes to the consolidated financial statements

28. ACQUISITIONS continued
Year ended 31 March 2006
Atlanet
On 28 February 2006 the group acquired 100% of the issued share capital of Atlanet SpA (Atlanet) for total consideration of £65 million, including deferred consideration of £7 million and acquisition costs of £1 million. At 31 March 2006, the fair value of Atlanet’s net assets were determined on a provisional basis. During the 2007 financial year the determination of fair value has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustments is not significant to the group. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and fair value, as previously reported		Fair value adjustments	Fair value £m

Intangible assets	2	(2)	–
Property, plant and equipment	25	–	25
Receivables	46	(6)	40
Cash and cash equivalents	5	–	5
Payables	(43)	(6)	(49)

Net assets acquired	35	(14)	21

Goodwill			44

Total consideration			65

The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the anticipated cost synergies and savings that are forecast to arise subsequent to the acquisition.

Radianz
On 29 April 2005, the group acquired 100% of the issued share capital of Radianz Limited (Radianz) for total consideration of £143 million, including acquisition costs of £5 million. The net assets acquired in the transaction, and the goodwill arising, were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	22	22
Property, plant and equipment	55	(4)	51
Receivables	40	–	40
Cash and cash equivalents	44	–	44
Payables	(53)	–	(53)

Net assets acquired	86	18	104

Goodwill			39

Total consideration			143

Intangible assets, comprising a brand, customer lists and customer relationships, were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

Other
During the year ended 31 March 2006 the group acquired a number of other smaller subsidiary undertakings and businesses including principally SkyNet Systems Limited, the CARA Group and Total Network Solutions Limited. The combined net assets and goodwill arising in respect of these acquisitions were as follows:

Book and fair value
£m

Property, plant and equipment	5
Inventories	4
Receivables	26
Cash and cash equivalents	11
Payables	(29)

Net assets acquired	17

Goodwill	52

Total consideration	69

116     BT Group plc Annual Report & Form 20-F

29. RETIREMENT BENEFIT PLANS
Background
The group offers retirement benefit plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension cost of the group for the year, included within staff costs, was £643 million (2006: £603 million, 2005: £540 million).

Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension cost for the year in respect of the group’s main defined contribution scheme was £28 million (2006: £19 million, 2005: £11 million) and £3 million (2006: £2 million, 2005: £1 million) of contributions were outstanding at 31 March 2007.

Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustees. Four trustee directors other than the Chairman are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.

Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the period in which they occur in the statement of recognised income and expense.

The financial assumptions used to measure the net pension obligation of the BTPS at 31 March 2007 are as follows:

	Real rates (per annum)					Nominal rates (per annum)

	2007		2006		2005	2007		2006		2005
	%		%		%	%		%		%

Rate used to discount liabilities	2.28		2.19		2.63	5.35		5.00		5.40
Average future increases in wages and salaries	0.75	[a]	0.75	[a]	1.00	3.77	[a]	3.52	[a]	3.73
Average increase in pensions in payment and deferred pensions	–		–		–	3.00		2.75		2.70
Inflation – average increase in retail price index	–		–		–	3.00		2.75		2.70

a	There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.

The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2007	2006
	Number of years	Number of years

Male in lower pay bracket	22.6	22.5
Male in higher pay bracket	25.0	24.7
Female	25.6	25.4
Future improvement every 10 years	1.0	1.0

BT Group plc Annual Report & Form 20-F     117

Consolidated financial statements Notes to the consolidated financial statements

29. RETIREMENT BENEFIT PLANS continued
Amounts recognised in respect of defined benefit schemes
The net pension obligation is set out below:

	2007			2006

	Assets	Present value of liabilities	Deficit	Assets	Present value of liabilities	Deficit
	£m	£m	£m	£m	£m	£m

BTPS	38,287	38,580	293	35,550	38,005	2,455
Other schemes	103	199	96	90	182	92

	38,390	38,779	389	35,640	38,187	2,547
Deferred tax asset at 30%			(117)			(764)

Net pension obligation			272			1,783

Amounts recognised in the income statement on the basis of the above assumptions in respect of pension obligations are as follows:

	2007	2006	2005
	£m	£m	£m

Current service cost (including defined contribution schemes)	643	603	540

Total operating charge	643	603	540
Expected return on pension scheme assets	(2,292)	(2,070)	(1,918)
Interest on pension scheme liabilities	1,872	1,816	1,720

Net finance income	(420)	(254)	(198)

Total amount charged to the income statement	223	349	342

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2007	2006	2005
	£m	£m	£m

Actuarial gains and losses recognised in the year	1,409	2,122	294
Cumulative actuarial gains and losses	3,825	2,416	294
Actual return on plan assets	3,285	6,925	3,582

Changes in the present value of the defined benefit pension obligation are as follows:

	2007	2006
	£m	£m

Opening defined benefit pension obligation	(38,187)	(34,435)
Service cost	(600)	(568)
Interest cost	(1,872)	(1,816)
Contributions by employees	(18)	(21)
Actuarial gain (loss)	416	(2,733)
Benefits paid	1,477	1,385
Exchange differences	5	1

Closing defined benefit pension obligation	(38,779)	(38,187)

The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain. The benefits payable by the BTPS are expected to be paid as follows:

118     BT Group plc Annual Report & Form 20-F

29. RETIREMENT BENEFIT PLANS continued
Changes in the fair value of plan assets are as follows:

	2007	2006
	£m	£m

Opening fair value of plan assets	35,640	29,628
Expected return	2,292	2,070
Actuarial gains	993	4,855
Regular contributions by employer	406	398
Deficiency contribution by employer	520	54
Contributions by employees	18	21
Benefits paid	(1,477)	(1,385)
Exchange differences	(2)	(1)

Closing fair value of plan assets	38,390	35,640

The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2007, the UK equities included 14 million (2006: 15 million) ordinary shares of the company with a market value of £43 million (2006: £33 million). The group occupies two properties owned by the BTPS scheme on which an annual rental of £0.1 million is payable (2006: £2 million).
     The expected long term rate of return and fair values of the assets of the BTPS at 31 March were:

	2007				2006

	Expected long- term rate of return (per annum)	Asset fair value		Target	Expected long- term rate of return (per annum)	Asset fair value		Target
	%	£bn	%	%	%	£bn	%	%

UK equities	7.4	9.8	26	23	7.4	9.9	28	25
Non-UK equities	7.4	11.2	29	31	7.4	10.8	30	32
Fixed-interest securities	4.7	6.5	17	16	4.9	5.6	16	16
Index-linked securities	4.4	3.3	9	10	4.1	3.2	9	10
Property	5.8	4.7	12	13	5.8	4.4	12	12
Cash and other	4.8	2.8	7	7	4.0	1.7	5	5

	6.4	38.3	100	100	6.5	35.6	100	100

The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above yields on government bonds and consensus economic forecasts of future returns. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.

The history of experience gains and losses are as follows:

	2007	2006	2005
	£m	£m	£m

Present value of defined benefit obligation	38,779	38,187	34,435
Less: Fair value of plan assets	38,390	35,640	29,628

Net pension obligation	389	2,547	4,807
Experience adjustment on defined benefit obligation	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.5%	1.4%	1.3%
Experience adjustment on plan assets	993	4,855	1,664
Percentage of the plan assets	2.6%	13.6%	5.6%

The group expects to contribute approximately £748 million to the BTPS, including £320 million of deficiency contributions, in the 2008 financial year.

BT Group plc Annual Report & Form 20-F     119

Consolidated financial statements Notes to the consolidated financial statements

29. RETIREMENT BENEFIT PLANS continued

Sensitivity analysis of the principal assumptions used to measure BTPS scheme liabilities
The assumed discount rate, mortality rates and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation to changes in these assumptions:

Impact on deficit

(Decrease)/Increase
£bn

0.25 percentage point increase to:
– discount rate	(1.4)
– salary increases	0.3
Additional 1.0 year increase to life expectancy	1.5

Funding valuation and future funding obligations
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is performed at 31 December as this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:

–	scheme assets are valued at market value at the valuation date; and,
–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.

The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)

	2005	2002		1999	2005	2002		1999
	valuation	valuation		valuation	valuation	valuation		valuation
	%	%		%	%	%		%

Discount rate
Pre retirement liabilities	3.06				5.84
Post retirement liabilities	1.79				4.54
Return on existing assets, relative to market values		4.52		2.38		7.13		5.45
(after allowing for an annual increase in dividends of)		1.00		1.00		3.53		4.03
Return on future investments		4.00		4.00		6.60		7.12
Average increase in retail price index	–	–		–	2.70	2.50		3.00
Average future increases in wages and salaries	0.75	1.5	[a]	1.75	3.47	4.04	[a]	4.80
Average increase in pensions	–	–		–	2.70	2.50		3.00

a	There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

At 31 December 2005, the assets of the BTPS had a market value of £34.4 billion (2002: £22.8 billion) and were sufficient to cover 90.9% (2002: 91.6%) of the benefits accrued by that date. This represented a funding deficit of £3.4 billion compared to £2.1 billion at 31 December 2002. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis the scheme would have been in surplus. The market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid. In the three years ended 31 December 2005, however, the deficit had not improved by the same amount as the assets because the liabilities included longer life expectancy assumptions and used a lower discount rate.
     Following the valuation the ordinary contributions rate increased to 19.5% of pensionable salaries (including employee contributions of 6%) from 18.2%, with effect from 1 January 2007. In addition, the group will make deficiency payments equivalent to £280 million per annum for ten years. The first three years’ instalments are to be paid up front; £520 million was paid in the 2007 financial year and £320 million was paid in April 2007. Subsequently, annual payments of £280 million will be made, with the next payment due in December 2009. This compared to annual deficiency payments of £232 million that were determined under the 2002 funding valuation.
     In the year ended 31 March 2007, the group made regular contributions of £402 million (2006: £396 million). Deficiency contributions of £520 million were also made (2006: £54 million), and a further £320 million was paid in April 2007. Accordingly no further deficiency payments are due until after the 31 December 2008 valuation.

120     BT Group plc Annual Report & Form 20-F

29. RETIREMENT BENEFIT PLANS continued
The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that as at 31 December 2005, the assets of the scheme would have been sufficient to provide around 70% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. This applies, on a winding up of the group, to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
     Under the terms of the trust deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The agreed funding plan addresses the deficit over a period of ten years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

30. EMPLOYEES

	2007	2007	2006	2006	2005	2005
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group:
UK	92.8	92.4	92.7	91.5	90.8	90.7
Non-UK	13.4	12.8	11.7	11.5	11.3	8.9

Total employees	106.2	105.2	104.4	103.0	102.1	99.6

	2007	2007	2006	2006	2005	2005
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group:
BT Global Services	29.6	28.9	28.7	28.5	28.4	26.0
BT Retail	20.4	20.5	20.2	19.9	20.4	20.7
BT Wholesale	12.5	13.4	14.8	14.4	43.6	43.0
Openreach	33.3	32.1	30.5	30.0	–	–
Other	10.4	10.3	10.2	10.2	9.7	9.9

Total employees	106.2	105.2	104.4	103.0	102.1	99.6

The employee numbers by line of business for 2005 are presented on the previous line of business structure prior to the creation of Openreach, see note 1.

31. SHARE BASED PAYMENTS
The total charge recognised in the 2007 financial year in respect of share based payments was £93 million (2006: £76 million, 2005: £50 million). The total fair value to be recognised over the vesting period of share options and awards granted in the 2007 financial year was £92 million (2006: £105 million, 2005: £88 million).
     The company has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans are provided below.

BT Group plc Annual Report & Form 20-F     121

Consolidated financial statements Notes to the consolidated financial statements

31. SHARE BASED PAYMENTS continued
Share option plans
BT Group Employee Sharesave plans
There is an HM Revenue and Customs approved savings related share option plan, under which employees save on a monthly basis, over a three or five year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Options are granted annually, usually in June. Similar plans operate for BT’s overseas employees.
     Employees may cancel sharesave options and remain employed by the group. In such cases the options so cancelled do not vest and the monthly savings contributions are returned to the employee, with interest if applicable. Such events are accounted for by ceasing to record a share based payments charge from the date of the employee’s withdrawal from the relevant plan. Previously recorded share based payment charges are not reversed, and no charge is made for the accelerated vesting of future options that will not now vest.
     For options outstanding at 31 March 2007, 2006 and 2005, the weighted average exercise prices are shown below.

	2007	2007	2006	2006	2005	2005
	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price

Outstanding at the beginning of the year	279	166p	262	169p	233	180p
Granted during the year	49	185p	59	179p	91	149p
Forfeited during the year	(12)	176p	(20)	173p	(59)	176p
Exercised during the year	(42)	199p	(2)	215p	–	–
Expired during the year	(2)	179p	(20)	216p	(3)	176p

Outstanding at the end of the year	272	165p	279	166p	262	169p

Exercisable at the end of the year	2	210p	–	–	16	218p

The weighted average remaining contractual life of options exercisable at 31 March 2007 was 4 months (2006: nil, 2005: 5 months). The intrinsic value of options exercisable at 31 March 2007 was £2 million (2006: £nil; 2005: £nil).
     Options were exercised regularly throughout the year. The weighted average share price during the year was 265p (2006: 205p, 2005: 183p).
     The total intrinsic value of options exercised during the year was £36.5 million (2006: £0.7 million, 2005: £nil). The intrinsic value of options outstanding at 31 March 2007 was £378 million (2006: £155 million; 2005: £105 million).
     The weighted average fair value of savings related options granted during the 2007 financial year has been estimated on the date of grant using a binomial option pricing model. The following weighted average assumptions were used in that model: an expected life extending three months later than the first exercise date; share price at date of grant of 229p (2006: 223p, 2005: 195p); estimated annualised dividend yield of approximately 5.5% (2006: 5%, 2005: 5%); risk free interest rates of approximately 5% (2006: 4%, 2005: 5%) and expected volatility of approximately 17% (2006: 25%, 2005: 25%). Volatility has been determined by reference to BT’s historical volatility over a three year period, which is expected to reflect the BT share price in the future. The exercise prices are 202p (2006: 192p, 2005: 165p) for Sharesave options exercisable three years after the date of grant and 179p (2006: 171p, 2005: 146p) for Sharesave options exercisable five years after the date of grant. The weighted average fair value of Sharesave options granted in the 2007 financial year was 35p (2006: 44p, 2005: 41p) for Sharesave options exercisable three years after the date of grant and 45p (2006: 55p, 2005: 52p) for Sharesave options exercisable five years after the date of grant.
     Options granted under BT’s international sharesave, which is a three year plan, have been valued using the same assumptions. The exercise price is 179p (2006: 171p, 2005: 146p). The weighted average fair value of these share options is 46p (2006: 49p, 2005: 52p). The share price at the date of grant was 229p (2006: 214p, 2005: 195p).

BT Group Global Share Option Plan (GSOP)
There were no options granted under the GSOP in the 2007 financial year. The options granted in previous years will be exercisable subject to continued employment and meeting corporate performance targets. These options were valued using Monte Carlo simulations. The weighted average fair value of options granted under the 2005 GSOP was estimated as 36p. The following weighted average assumptions were used in that model: dividend yield of 5%, expected volatility of 25% and a risk free interest rate of 4%. Details of this plan are provided in the share options section of the Report on directors’ remuneration.

BT Group Legacy Option Plan
On the demerger of O2, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan.

122     BT Group plc Annual Report & Form 20-F

31. SHARE BASED PAYMENTS continued
The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of O2 in November 2001, and is therefore outside the scope of IFRS 2. Replacement unapproved options over BT Group shares were granted to all participants in the executive option plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and O2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option. The options are exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant.
     For options outstanding at 31 March 2007, 2006 and 2005 in respect of the BT Group Global Share Option Plan and the BT Group Legacy Option Plan, the weighted average exercise prices are shown below.

	2007	2007	2006	2006	2005	2005
	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price

Outstanding at the beginning of the year	187	213p	206	213p	194	216p
Granted during the year	–	–	–	–	31	193p
Forfeited during the year	(9)	222p	(16)	205p	(18)	193p
Exercised during the year	(20)	203p	(3)	199p	–	–
Expired during the year	(55)	189p	–	–	(1)	353p

Outstanding at the end of the year	103	227p	187	213p	206	213p

Exercisable at the end of the year	48	261p	57	280p	34	206p

Options were exercised regularly throughout the year.
     The weighted average remaining contractual life of options exercisable at 31 March 2007 was 67 months (2006: 84 months, 2005: 80 months). The intrinsic value of options exercisable at 31 March 2007 was £37 million (2006: £8 million, 2005: £1 million).
     The total intrinsic value of options exercised during the year was £23 million (2006: £nil, 2005: £nil). The intrinsic value of options outstanding at 31 March 2007 was £96 million (2006: £46 million, 2005: £21 million). The total fair value of options vested during the year was £8 million (2006: £8 million, 2005: £nil).

Outstanding options
Options outstanding under all share option plans at 31 March 2007, 2006 and 2005, together with their exercise prices and dates, were as follows:

Normal dates of exercise	2007 Exercise price per share	2007 Number of options (millions)	2006 Exercise price per share	2006 Number of options (millions)	2005 Exercise price per share	2005 Number of options (millions)

BT Group Employee Sharesave Plans
2005	–	–	–	–	218p-255p	20
2006	–	–	154p-173p	20	154p-173p	22
2007	146p-227p	25	146p-227p	50	146p-227p	57
2008	154p-192p	99	154p-192p	103	154p	92
2009	146p-231p	75	146p	66	146p	71
2010	171p	38	171p	40	–	–
2011	179p	35	–	–	–	–

Total		272		279		262

BT Group Legacy Option Plan
2001-2011	318-602p	12	318p-602p	14	318p-602p	15

Total		12		14		15

BT Group Global Share Option Plan
2005-2012	163p-263p	–	163p-263p	45	163p-263p	51
2004-2014	176p-199.5p	76	176p-199.5p	100	176p-199.5p	110
2007-2015	179p-215p	15	179p-215p	28	179p-215p	30

Total		91		173		191

Total outstanding options		375		466		468

BT Group plc Annual Report & Form 20-F     123

Consolidated financial statements Notes to the consolidated financial statements

31. SHARE BASED PAYMENTS continued
The options outstanding under all share option plans at 31 March 2007, 2006 and 2005 have weighted average remaining contractual lives as follows:

Executive plans

2007 Range of exercise prices	2007 Weighted average exercise price	2007 Number of outstanding options (millions)	2007 Weighted average contractual remaining life	2006 Range of exercise prices	2006 Weighted average exercise price	2006 Number of outstanding options (millions)	2006 Weighted average contractual remaining life	2005 Range of exercise prices	2005 Weighted average exercise price	2005 Number of outstanding options (millions)	2005 Weighted average contractual remaining life

150p - 249p	198p	91	80 months	150p - 249p	195p	171	89 months	150p - 249p	195p	190	100 months
250p - 349p	263p	1	59 months	250p - 349p	302p	8	65 months	250p - 349p	304p	8	77 months
350p - 650p	469p	11	44 months	350p - 650p	552p	8	53 months	350p - 650p	554p	8	65 months

Total		103				187				206

All employee plans

2007 Range of exercise prices	2007 Weighted average exercise price	2007 Number of outstanding options (millions)	2007 Weighted average contractual remaining life	2006 Range of exercise prices	2006 Weighted average exercise price	2006 Number of outstanding options (millions)	2006 Weighted average contractual remaining life	2005 Range of exercise prices	2005 Weighted average exercise price	2005 Number of outstanding options (millions)	2005 Weighted average contractual remaining life

100p - 199p	155p	249	33 months	100p - 199p	158p	243	39 months	100p - 199p	154p	203	47 months
200p - 300p	214p	23	21 months	200p - 300p	220p	36	18 months	200p - 300p	222p	59	22 months

Total		272				279				262

Other share based payment plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
The BT Group Incentive Share Plan (ISP) and the BT Group Retention Share Plan (RSP) were introduced for employees of the group in 2001. Under the plans, company shares are conditionally awarded to participants.
     Under the ISP, participants are only entitled to these shares in full at the end of a three year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a comparator group of companies from the European Telecom Sector at the beginning of the relevant performance period. The ISP operated in the 2007 financial year with 1,507 participants granted awards over 24.9 million shares (2006: 1,382 participants were granted awards over 23.2 million shares, 2005; 1,406 participants were granted awards over 12.6 million shares). Awards under the ISP have been valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks. The weighted average fair value of awards granted under the ISP for the 2007 financial year was 127p (2006: 123p, 2005: 98p). Awards under the ISP were valued by reference to the weighted average market price of the shares on the date of grant of 230p (2006: 222p, 2005: 195p). Historical dividend yields of 5.5% (2006: 4.1%, 2005: 5%), volatility of 17% (2006: 24%, 2005: 25%) and a risk free rate of 5% (2006: 4%, 2005: 4%) were used in the simulations.
     Under the RSP, the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group. During the 2007 financial year participants were granted awards over 0.8 million shares (2006; 1.8 million shares; 2005: 1.6 million shares). Awards under the RSP were valued using the average middle market share price for the three days prior to grant date. The weighted average share price for awards granted in the 2007 financial year was 267p (2006: 216p, 2005: 182p). During the 2007 financial year 1.2 million shares vested in 11 participants in the RSP (2006: 1.1 million shares vested in 16 participants, 2005: 2.0 million shares vested in 11 participants).
     The BT Group Deferred Bonus Plan (DBP) was established in 1998 and awards are granted annually to selected employees of the group. Under this plan, shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period. During the 2007 financial year participants were granted awards over 5.8 million shares (2006; 2.3 million shares; 2005: 2.9 million shares). Awards under the DBP were valued using the average middle market share price for the three days prior to grant date which was 232p (2006: 223p, 2005: 193p). During the 2007 financial year 2.9 million shares (2006: 2.0 million shares, 2005: 0.6 million shares) were transferred to 184 (2006: 193, 2005: 219) participants at the end of the three year period.

124     BT Group plc Annual Report & Form 20-F

31. SHARE BASED PAYMENTS continued
The number of shares issuable under the ISP, DBP and RSP were as follows:

	ISP	DBP	RSP	Total

	Number of shares (millions)
At 1 April 2004	–	5.2	3.0	8.2
Awards granted	12.6	2.9	1.6	17.1
Awards vested	–	(0.6)	(2.0)	(2.6)
Awards lapsed	(0.3)	–	–	(0.3)
Dividend shares reinvested	0.6	0.4	0.1	1.1

At 31 March 2005	12.9	7.9	2.7	23.5
Awards granted	23.2	2.3	1.8	27.3
Awards vested	–	(2.0)	(1.1)	(3.1)
Awards lapsed	(1.0)	(0.2)	–	(1.2)
Dividend shares reinvested	1.7	0.4	0.2	2.3

At 31 March 2006	36.8	8.4	3.6	48.8
Awards granted	24.9	5.8	0.8	31.5
Awards vested	–	(2.9)	(1.2)	(4.1)
Awards lapsed	(5.3)	(0.6)	(0.1)	(6.0)
Dividend shares reinvested	2.6	0.5	0.1	3.2

At 31 March 2007	59.0	11.2	3.2	73.4

In accordance with the terms of the ISP, DBP and RSP plans, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
     At 31 March 2007, 15.6 million shares (2006: 21.4 million, 2005: 23.3 million) were held in trust and 57.8 million shares (2006: 27.4 million, 2005: 0.2 million) were held in treasury for employee share plans and other share based payment plans.

Employee Share Investment Plan
The BT Group Employee Share Investment Plan (ESIP) has been in operation since December 2001. The ESIP, which has been approved by HM Revenue and Customs, comprises ‘directshare’ and ‘allshare’. Under directshare, UK employees are given an opportunity to purchase shares (partnership shares) out of pre-tax salary up to a maximum value of £1,500 per year. During the 2007 financial year, 6.3 million shares (2006: 6.4 million shares, 2005: 6.1 million shares), including 1.0 million shares (2006: 0.8 million shares, 2005: 0.2 million shares) purchased by dividend reinvestment, were purchased by the Trustee of the ESIP on behalf of 15,445 (2006: 14,443, 2005: 13,017) employees at a total cost of £14.3 million (2006: £13.7 million, 2005: £11.7 million). Allshare, the free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. Employees outside the UK receive the same awards of shares where practicable, otherwise they will receive awards equivalent to the value of the free shares. In 2007 1% (2006: 1%, 2005: 0.5%) of pre-tax profits, amounting to £25 million, was allocated to Allshare (2006: £22 million, 2005: £11 million). Up to 2% of pre-tax profits would have been available subject to meeting two corporate performance targets; one of these to maintain earnings per share at the same level as in the 2006 financial year, and the other to have five percent more customers very or extremely satisfied with BT (provided the percentage of customers who are dissatisfied did not increase compared with the 2006 financial year). The earnings per share target was met but not the one for customer satisfaction. From the 2008 financial year onwards, Allshare will be replaced by free BT Total Broadband Option 3 for all BT employees in the UK.

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price (the Initial Base Option Price) which is 85% of the fair market price of an ADS at the start of the Initial Enrolment Period of, in the case of employees who enrol in the ESPP after the Initial Enrolment Period, 85% of the fair market price of an ADS on the last business day of the calendar quarter immediately following enrolment. From 15 May 2006 to 15 May 2007 2,070,190 shares (207,019 ADSs) have been transferred to participants out of treasury under the ESPP (from 15 May 2005 to 15 May 2006 1,750,560 shares (175,056 ADSs); from 15 May 2004 to 15 May 2005 934,782 shares (93,478 ADS’s)). The fourth offer, with an Initial Base Option Price of US$32.52 ended in December 2006. A fifth offer was launched in December 2006 with an Initial Base Option Price of US$46.00 and will expire in December 2008.

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of employees within Openreach should be linked to Openreach performance rather than BT targets or share price. However Openreach employees are allowed to participate in the BT HMRC approved all-employee share plans on the same terms as other BT employees.

BT Group plc Annual Report & Form 20-F     125

Consolidated financial statements Notes to the consolidated financial statements

31. SHARE BASED PAYMENTS continued
Therefore in order to comply with the Undertakings, during the 2007 financial year BT offered a cash alternative to 102 Openreach employees holding BT share options and awards in the 2004 and 2005 ISP and the 2004 GSOP. The cash alternative is payable to the employees at the time the options and awards would normally vest and remains subject to the employees continuing in employment throughout the vesting period. Those employees who declined the cash alternative will continue to be entitled to exercise their awards in accordance with the original vesting timetable. The impact of this modification did not have a significant impact on the consolidated financial statements. New arrangements were also introduced for Openreach employees during the 2007 financial year whereby long term incentive arrangements are linked to Openreach targets and will be paid in cash instead of shares and hence are neither equity settled or cash settled share based payment arrangements.

32. AUDIT AND NON AUDIT SERVICES
The following fees for audit and non audit services were paid or are payable to the company’s auditor, PricewaterhouseCoopers LLP, for the three years ended 31 March 2007.

	2007	2006	2005
	£’000	£’000	£’000

Audit services
Fees payable to the company’s auditor for the audit of the parent company and consolidated financial statements	3,100	1,927	1,785
Non audit services
Fees payable to the company’s auditor and its associates for other services:
– The audit of the company’s subsidiaries pursuant to legislation	3,518	3,286	2,363
– Other services pursuant to legislation	1,212	1,361	1,487
– Tax services	763	1,775	2,912
– Services relating to corporate finance transactions	748	317	989
– All other services	23	556	480

	9,364	9,222	10,016

The audit fee of the company was £38,600 (2006: £37,700, 2005: £35,000).
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. All non audit services are approved by the Audit Committee.
     ‘Audit services’ represents fees payable for services in relation to the audit of the parent company and the consolidated financial statements and also includes fees for reports under section 404 of the Sarbanes-Oxley Act of 2002 which is required for the first time for the year ended 31 March 2007.
     ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the company’s auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
     ‘Tax services’ represents fees payable for tax compliance and advisory services.
     ‘Services relating to corporate finance transactions’ represent fees payable in relation to due diligence work completed on acquisitions.
     ‘All other services’ represents fees payable for non-regulatory reporting on internal controls and other advice on accounting matters.

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The group adopted IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. Financial information was previously prepared under UK GAAP for the financial year ended 31 March 2005. Where applicable, information for the comparative period has been separately disclosed below in order to comply with the previous requirements of UK GAAP.
     The group issues or holds financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper supported by committed borrowing facilities. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The group also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.

126     BT Group plc Annual Report & Form 20-F

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group’s profile of borrowings and short-term funds is managed with consideration of the cash flow from operations. These borrowings and short term funds are managed by the centralised treasury operation. The types of financial instrument used for investment of short term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short term investment in financial instruments is partially undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board.
     During the year ended 31 March 2007, the group’s net debt (note 10) increased from £7.5 billion to £7.9 billion mainly due to outflows arising on investing activities such as capital expenditure and acquisitions, and from financing activities such as dividend and net interest payments which more than offset inflows mainly arising from operating activities. During the 2007 financial year, debt amounting to £1.1 billion matured consisting of the 2006 sterling 7.375% notes, finance leases and other sterling floating rate loans and notes. This was offset by increased holdings of commercial paper and lower current financial assets and cash and cash equivalent investments.
     During the year ended 31 March 2006 the group’s net debt (note 10) reduced from £7.9 billion to £7.5 billion mainly due to operational and working capital inflows. During the 2006 financial year two substantial notes matured, namely the 2005 US dollar 7.875% notes and 2006 Euro 6.375% notes amounting to £3.8 billion and were primarily funded from current financial assets and cash and cash equivalents. The group utilised its commercial paper programme during the year, which was supported by a committed borrowing facility, as well as raising a sterling floating rate borrowing of £1 billion.
     There has been no change in the nature of the group’s risk profile between 31 March 2007 and the date of these financial statements.

Interest rate risk management
The group has interest bearing financial assets and financial liabilities. The group’s policy is to ensure that at least 70% of net debt is at fixed rates. In order to manage this profile, the group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed sterling interest rates after applying the impact of hedging instruments. At 31 March 2007, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion (2006: £5.1 billion).
     At 31 March 2007, the group’s fixed:floating interest rate profile, after hedging, on net debt was 75:25 (2006: 85:15).
     Based on the composition of net debt at 31 March 2007, a one percentage point increase in interest rates would increase the group’s annual net finance expense by approximately £11 million (2006: £10 million).

Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.
     Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings which totalled £5.3 billion at 31 March 2007 (2006: £5.4 billion), are used to finance its operations. These borrowings have been predominantly swapped to sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2007 to fall by less than £220 million (2006: £150 million), with an insignificant effect on the group’s profits.
     At 31 March 2007, the group had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £6.1 billion (2006: £6.4 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from 2 months to 24 years. The notional value of forward currency contracts included in the gross notional principal at 31 March 2007 were £1,297 million (2006: £809 million) for purchases of currency and £2 million (2006: £781 million) for sales of currency. The forward currency contracts had a term remaining ranging from 2 to 321 days.

BT Group plc Annual Report & Form 20-F     127

Consolidated financial statements Notes to the consolidated financial statements

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
Credit risk management
The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where the group has a legal right of set off and the ability and intention to settle net, the relevant assets and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The maximum credit risk exposure of the group’s financial assets at 31 March 2007 and 31 March 2006 is represented by the amounts reported under the corresponding balance sheet headings.

Liquidity risk management
The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources. The group manages liquidity risk by maintaining adequate committed borrowing facilities. During the year the group utilised its commercial paper programme which was supported by a committed borrowing facility of up to £1,500 million (2006: £1,500 million). The facility is available for a period of five years. The group had additional committed borrowing facilities of £2,035 million (2006: £35 million). This amount includes a facility of £2,000 million (2006: £nil) and is available for one year with an extension option for a future year. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period.

Price risk management
The group has limited exposure to equity securities price risk on investments held by the group.

Hedging activities
The group entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the group’s US dollar and euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2007, the group had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £3.2 billion (2006: £3.2 billion). The fair value of these interest rate swaps at the balance sheet date comprised assets of £15 million and liabilities of £234 million (2006: £405 million). The interest rate swaps have a remaining term ranging from four to 24 years (2006: four to 25 years) to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 5.5% (2006: 4.6%) and interest payable are at a weighted average rate of 5.9% (2006: 5.9%).
     At 31 March 2007, the group had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £4.8 billion (2006: £4.8 billion). The fair value of these cross currency swaps at the balance sheet date comprised assets of £10 million (2006: £32 million) and liabilities of £833 million (2006: £433 million). The cross currency swaps have a remaining term ranging from two months to 24 years (2006: one to 25 years) to match the underlying hedged borrowings consisting of annual and semi-annual interest payments and the repayment of principal amounts. The interest receivable under these swap contracts are at a weighted average rate of 6.9% (2006: 6.9%) for euro cross currency swaps and 8.2% (2006: 8.2%) for dollar cross currency swaps and interest payable are at a weighted average rate of 9.2% (2006: 8.5%).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar step up interest payments on bonds. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £205 million (2006: £77 million). The fair value of the forward currency contracts at the balance sheet date comprised an asset of £1 million (2006: £1 million) and had a remaining term of between three and 11 months (2006: three and 11 months) after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 24 years (2006: 12 years).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar commercial paper issues. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £760 million (2006: £434 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £15 million (2006: £6 million) and had a remaining term of less than three months (2006: less than two months) to match the cash flows on maturity of the underlying commercial paper.

128     BT Group plc Annual Report & Form 20-F

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
Forward currency contracts have been designated as cash flow hedges against currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain dollar denominated supplies. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £2 million (2006: £6 million) for sales of currency and £165 million (2006: £197 million) for purchases of currency. The fair value of forward currency contracts at the balance sheet date comprised liabilities of £3 million (2006: £nil) and had a remaining term of less than one month (2006: less than one month) after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to six years (2006: one month to six years) from the balance sheet date.
     The group has hedged currency cash flows associated with US dollar denominated investments using forward currency contracts. At 31 March 2007, the group had outstanding forward currency contracts with a total notional principal amount of £nil (2006: £759 million). The fair value of the forward foreign currency contracts at the balance sheet date comprised liabilities of £nil (2006: £5 million with a remaining term of less than one month).

Other derivatives
At 31 March 2007, the group held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £nil for sales of currency (2006: £16 million) and £167 million for purchases of currency (2006: £101 million) and had a maturity period of under nine months (2006: under 12 months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9 billion (2006: £1.9 billion) and mature between 2014 and 2030 (2006: 2014 and 2030). The interest receivable under these swap contracts are at a weighted average rate of 6.5% (2006: 6.1%) and interest payable are at a weighted average rate of 8.1% (2006: 7.7%). The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their valuation movements.
     At 31 March 2006, the group recognised the fair value of an option contained in a supplier contract which required separate recognition. In addition, two embedded derivatives expired during the year. The first related to an option exercisable on the group’s US dollar convertible bond (see note 5) and the second related to a put option whose value was based on an underlying interest differential between sterling fixed and floating interest rates.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2007 and 2006. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the group would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value

	2007	2006	2007	2006
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities:
Listed bonds, debentures and notes	6,249	7,140	7,059	7,946
Finance leases	567	845	601	885
Other loans and borrowings	1,774	1,950	1,771	1,976

BT Group plc Annual Report & Form 20-F     129

Consolidated financial statements Notes to the consolidated financial statements

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
Financial liabilities
The following tables set out the exposure of financial liabilities to market pricing, interest cash flow risk and currency risk. The maturity profile of financial liabilities reflects the contractual repricing dates.

	2007

	Listed bonds, debentures and notes	Effect of hedging and interest [a]	Adjusted listed bonds, debentures and notes	Finance leases	Effect of hedging and interest [a]	Adjusted finance leases	Other loans and borrowings	Effect of hedging and interest [a]	Adjusted other loans and borrowings	Current and non current trade and other payables	[b]	Current and non current provisions	[c]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

Fixed rate interest
Pound sterling	1,617	4,085	5,702	110	–	110	152	(7)	145	–		–
Euro	768	(768)	–	–	–	–	–	–	–	–		–
US dollar	3,563	(3,563)	–	–	–	–	–	–	–	–		–

Total fixed rate interest financial liabilities	5,948	(246)	5,702	110	–	110	152	(7)	145	–		–

Floating rate interest
Pound sterling	301	691	992	302	(5)	297	853	738	1,591	–		–
Euro	–	–	–	155	–	155	769	(769)	–	–		–

Total floating rate interest financial liabilities	301	691	992	457	(5)	452	1,622	(31)	1,591	–		–

Total interest bearing financial liabilities	6,249	445	6,694	567	(5)	562	1,774	(38)	1,736	–		–

Non interest bearing financial liabilities
Pound sterling	–	–	–	–	–	–	–	–	–	4,034		272
Euro	–	–	–	–	–	–	–	–	–	856		9
US dollar	–	–	–	–	–	–	–	–	–	178		8
Other	–	–	–	–	–	–	–	–	–	107		–

Total	6,249	445	6,694	567	(5)	562	1,774	(38)	1,736	5,175		289

Maturity profile of interest bearing financial liabilities based on contractual repricing dates
Less than one year	843	149	992	457	(5)	452	1,626	(31)	1,595
Between one and two years	–	–	–	–	–	–	147	(7)	140
Between two and three years	108	(108)	–	–	–	–	1	–	1
Between three and four years	2,283	227	2,510	–	–	–	–	–	–
Between four and five years	–	–	–	–	–	–	–	–	–
Greater than five years	3,015	177	3,192	110	–	110	–	–	–

Total interest bearing financial liabilities	6,249	445	6,694	567	(5)	562	1,774	(38)	1,736

Weighted average effective fixed interest rates
	%		%	%		%	%		%
Pound sterling	7.3		9.1	10.4		10.4	10.2		10.2
Euro	7.5		–	–		–	–		–
US dollar	8.6		–	–		–	–		–

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest and fair value adjustments for hedged risk recognised in carrying amounts.
b	The carrying amount excludes £1,544 million of current and £590 million of non current trade and other payables which relate to non financial liabilities.
c	The carrying amount excludes £36 million of non current provisions which relate to non financial liabilities.

130     BT Group plc Annual Report & Form 20-F

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued

	2006

	Listed bonds, debentures and notes	Effect of hedging and interest [a]	Adjusted listed bonds, debentures and notes	Finance leases	Effect of hedging and interest [a]	Adjusted finance leases	Other loans and borrowings	Effect of hedging and interest [a]	Adjusted other loans and borrowings	Current and non current trade and other payables	[b]	Current and non current provisions	[c]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

Fixed rate interest
Pound sterling	2,022	4,077	6,099	108	–	108	240	–	240	–		–
Euro	790	(790)	–	–	–	–	–	–	–	–		–
US dollar	4,037	(4,037)	–	–	–	–	–	–	–	–		–

Total fixed rate interest financial liabilities	6,849	(750)	6,099	108	–	108	240	–	240	–		–

Floating rate interest
Pound sterling	291	691	982	568	(9)	559	1,273	426	1,699	–		–
Euro	–	–	–	169	–	169	371	(371)	–	–		–
US dollar	–	–	–	–	–	–	66	(66)	–	–		–

Total floating rate interest financial liabilities	291	691	982	737	(9)	728	1,710	(11)	1,699	–		–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	–		–

Non interest bearing financial liabilities
Pound sterling	–	–	–	–	–	–	–	–	–	3,492		298
Euro	–	–	–	–	–	–	–	–	–	923		–
US dollar	–	–	–	–	–	–	–	–	–	402		–
Other	–	–	–	–	–	–	–	–	–	82		–

Total	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	4,899		298

Maturity profile of interest bearing financial liabilities based on contractual repricing dates
Less than one year	700	682	1,382	737	(9)	728	1,810	(11)	1,799
Between one and two years	624	(624)	–	–	–	–	–	–	–
Between two and three years	–	–	–	–	–	–	140	–	140
Between three and four years	120	(120)	–	–	–	–	–	–	–
Between four and five years	2,503	7	2,510	–	–	–	–	–	–
Greater than five years	3,193	(4)	3,189	108	–	108	–	–	–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939

Weighted average effective fixed interest rates
	%		%	%		%	%		%
Pound sterling	7.3		8.8	10.4		10.4	9.8		9.8
Euro	7.6		–	–		–	–		–
US dollar	8.8		–	–		–	–		–

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest and fair value adjustments for hedged risk recognised in carrying amounts.
b	The carrying amount excludes £1,641 million of current and £485 million of non current trade and other payables which relate to non financial liabilities.
c	The carrying amount excludes £9 million of current and £24 million of non current provisions which relate to non financial liabilities.

BT Group plc Annual Report & Form 20-F     131

Consolidated financial statements Notes to the consolidated financial statements

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
The floating rate financial liabilities bear interest rates fixed in advance for periods ranging from one day to one year by reference to LIBOR quoted rates.

Financial assets
The following tables set out the exposure of financial assets to market pricing and interest cash flow risk and currency risk. The maturity profile of financial assets reflects the contractual repricing dates.

	2007

	Current investments	Effect of hedging and interest	[a]	Adjusted current investments	Non current investments	Cash and cash equivalents	Effect of hedging and interest	[a]	Adjusted cash and cash equivalents	Trade and other receivables	[b]
	£m	£m		£m	£m	£m	£m		£m	£m

Fixed rate interest
Pound sterling	3	–		3	–	–	–		–	–

Total fixed rate financial assets	3	–		3	–	–	–		–	–

Floating rate interest
Pound sterling	–	–		–	–	687	–		687	–
Euro	–	–		–	–	188	–		188	–
US dollar	–	–		–	–	106	–		106	–
Other	–	–		–	–	94	–		94	–

Total floating rate financial assets	–	–		–	–	1,075	–		1,075	–

Total interest bearing financial assets	3	–		3	–	1,075	–		1,075	–

Non interest bearing financial assets
Pound sterling	–	–		–	14	–	–		–	2,393
Euro	–	–		–	–	–	–		–	393
US dollar	–	–		–	9	–	–		–	302
Other	–	–		–	4	–	–		–	63

Total	3	–		3	27	1,075	–		1,075	3,151

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest recognised in carrying amounts.
b	The carrying amount excludes £922 million of current and £523 million of non current trade and other receivables which relate to non-financial assets.

	2006

	Current investments	Effect of hedging and interest [a]	Adjusted current investments	Non current investments	Cash and cash equivalents	Effect of hedging and interest	[a]	Adjusted cash and cash equivalents	Trade and other receivables	[b]
	£m	£m	£m	£m	£m	£m		£m	£m

Fixed rate interest
Pound sterling	3	–	3	–	19	–		19	–
Euro	–	–	–	–	6	–		6	–

Total fixed rate financial assets	3	–	3	–	25	–		25	–

Floating rate interest
Pound sterling	14	342	356	–	1,127	422		1,549	–
Euro	–	–	–	–	215	–		215	–
US dollar	348	(348)	–	–	522	(422)		100	–
Other	–	–	–	–	76	–		76	–

Total floating rate financial assets	362	(6)	356	–	1,940	–		1,940	–

Total interest bearing financial assets	365	(6)	359	–	1,965	–		1,965	–

Non interest bearing financial assets
Pound sterling	–	–	–	12	–	–		–	2,218
Euro	–	–	–	1	–	–		–	647
US dollar	–	–	–	2	–	–		–	269
Other	–	–	–	2	–	–		–	74

Total	365	(6)	359	17	1,965	–		1,965	3,208

a	Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest recognised in carrying amounts.
b	The carrying amount excludes £686 million of current and £305 million of non current trade and other receivables which relate to non-financial assets.

132     BT Group plc Annual Report & Form 20-F

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
The maturity profile of interest bearing financial assets based on contractual repricing dates is less than one year. The floating rate financial assets bear interest rate in their respective currencies, fixed in advance for periods ranging from one day to one year by reference to LIBOR quoted rates.

Additional financial instrument disclosures required under UK GAAP for the 2005 financial year
The following information is provided in accordance with the requirements of FRS 13 – ‘Derivatives and other financial instruments: disclosures’. The financial information excludes all of the group’s short-term receivables and payables.

Financial assets held for trading

2005 £m

Net gain included in profit and loss account	18

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2005 did not differ materially from the year end position.

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the year ended 31 March 2005 are as follows:

		2005

	Gains	Losses
	£m	£m

Gains and losses:
recognised in the year but arising in previous years[a]	124	59
unrecognised at the balance sheet date	47	799
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	545	165
expected to be recognised in the following year:
unrecognised at balance sheet date	36	51
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	136	39

a	Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

34. POST BALANCE SHEET EVENTS
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. With effect from 1 July 2007, BT Design will be responsible for the design and development of the platforms, systems and processes, which will support our services; BT Operate will be responsible for their deployment and operation. Around 20,000 employees – from design, operations, IT and networks – will move into these new units. We estimate that the reorganisation and transformation activities will result in restructuring costs of around £450 million which is expected to generate a pay back within two to three years. These activities will include developing new processes and systems, re-skilling and leaver costs which will be accommodated within existing policies and by voluntary means. We expect the majority of these costs to be incurred in the 2008 financial year and to be classified as a specific item in our 2008 results.

BT Group plc Annual Report & Form 20-F     133

Consolidated financial statements Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain respects from those applicable in the United States. For BT there are no differences between IFRS as adopted for use in the EU and IFRS as published by the IASB.

(i) DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(US GAAP)
The following are the main differences between IFRS and US GAAP which are relevant to the group’s consolidated financial statements.

(a) Sale and leaseback of properties
Under IFRS, the sale of BT’s property portfolio in 2001 is treated as a disposal and the vast majority of the subsequent leaseback is an operating lease. Under US GAAP as BT has a continuing interest in the properties, these properties are recorded on the balance sheet at their net book value, a leasing obligation is recognised and the gain on disposal is deferred until the properties are sold and vacated by BT and the corresponding lease obligation is terminated. Rental payments made by BT are reversed and replaced by a finance lease interest and a depreciation charge.

(b) Pensions
Under IFRS, the group accounts for its pension benefit plans according to IAS 19 ‘Employee Benefits’. Surpluses and deficits of pension and other post-retirement benefit plans are included in the group balance sheet at their fair values and all movements in these balances are reflected in the income statement, except for those actuarial gains and losses which are reflected in the statement of recognised income and expense. The over or underfunded status of the defined benefit plan is recorded as an asset or liability on the balance sheet.
     Prior to the adoption of FAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132 (R)’ (“FAS 158”), when a pension plan had an accumulated benefit obligation which exceeded the fair value of the plan assets, FAS 87 required the unfunded amount to be recognised as a minimum liability in the balance sheet under US GAAP. The offset to the liability was recorded as an intangible asset up to the amount of any unrecognised prior service cost, and thereafter directly in other comprehensive income. The actuarial gains or losses recognised in other comprehensive income were transferred to net income over the average remaining service period if certain thresholds were met.
     FAS 158 requires an employer to recognise the over or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognise changes in that funded status in other comprehensive income in the year in which the changes occur. Because the funded status of benefit plans are now fully recognised, a minimum liability is no longer recognised. Retrospective application of FAS 158 is not permitted and upon adoption of FAS 158, the recognition of the over or underfunded status of the group’s defined benefit pension plans is generally consistent with IAS 19. Differences in recognition rules for actuarial gains and losses will continue to give rise to differences in periodic pension expense as measured under IFRS and US GAAP. The group has adopted FAS 158 in full with effect from 31 March 2007.

(c) Capitalisation of interest
Under IFRS, the group has chosen not to capitalise interest. Under US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in property, plant and equipment, and depreciated over the lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. The capitalised interest is depreciated over a period of 5 to 27 years determined by the nature of the related asset.

(d) Financial instruments
The group exercised the exemption available under IFRS 1 to adopt IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ from 1 April 2005. The 2005 comparative period is therefore presented in accordance with UK GAAP.
     Under UK GAAP, investments are held on the balance sheet at historical cost. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify or were not designated as hedges under US GAAP.
     From 1 April 2005 the group adopted IAS 32 and IAS 39 which gave rise to differences in accounting treatments applied under US GAAP SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’. On adoption of IAS 39, all derivative financial instruments and the fair value of the hedged risks, where a hedged item is in a fair value hedge, were recognised as a one time transition adjustment to equity and resulted in a transitional difference between US GAAP and IFRS.
     Under IFRS, certain cash flow hedges result in a hedged non-financial asset or liability being adjusted from the equity reserve for the applicable hedged amount. US GAAP does not allow the amounts taken to equity to be transferred to the initial carrying amount of the non-financial asset or liability. The amounts remain in equity and are recognised in earnings as the non-financial asset is depreciated or disposed.
     The group did not apply hedge accounting under US GAAP for certain items designated as hedges under IFRS. As a result, certain gains or losses on derivatives held in the cash flow reserve or translation reserve are credited or charged to the income statement under US GAAP. In addition, under IFRS, the hedged risk associated with a hedged item is fair valued where the item has been designated in a fair value hedge. As hedge accounting has not been claimed for those items under US GAAP, this fair value adjustment will not be reflected. These differences will reverse as the derivatives or hedged items mature, are sold or expire.
     The fair value and book value of derivative instruments as at 31 March 2007 and 2006 is disclosed in note 33.

134     BT Group plc Annual Report & Form 20-F

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
IFRS prescribes four investment categories, namely held for trading, available-for-sale, loans and receivables and held to maturity. US GAAP prescribes only three categories, namely held for trading, available-for-sale and held to maturity. Whilst the held for trading and available-for-sale categories are similar under both GAAPs, items held in loans and receivables under IFRS are generally classified as held to maturity under US GAAP.

(e) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise, foreign exchange differences within the cumulative translation adjustment (CTA) are included in net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or losses on disposal, they were reset to zero on transition to IFRS on 1 April 2004.

(f) Deferred taxation
Under both IFRS and US GAAP, provision for deferred income tax is required on a full provision basis in accordance with IAS 12 ‘Income taxes’ and SFAS No. 109 ‘Accounting for Income Taxes’.
     Under IFRS, deferred tax is recorded for temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Deferred tax assets not recognised are disclosed in note 21.
     Under US GAAP deferred taxes are recorded on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.
     Deferred tax adjustments in the IFRS to US GAAP reconciliation are primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation. In addition, IFRS and US GAAP adopt different methods for recognising deferred tax on share based payments. Under FAS 123 (R), deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions which exceed the related compensation expense is recognised in additional paid in capital (APIC). These benefits are pooled and can be used to offset shortfalls in deductions related to other share awards.
     At 31 March 2007, total deferred tax liabilities were £1,447 million (2006: £1,291 milliona) primarily in respect of accelerated capital allowances and total deferred tax assets were £117 million (2006: £1,132 million), primarily in respect of pension obligations.
The total valuation allowance recognised for deferred tax assets was as follows:

	2007	2006	Movement in year
	£m	£m	£m

Capital losses	5,279	5,493	(214)
Operating losses not utilised	741	775	(34)
Other	313	271	42

Total	6,333	6,539	(206)

a
Opening retained earnings and shareholders’ equity have been restated to correct a deferred tax valuation allowance of £320 million related to the group’s property sale and leaseback transaction in 2001. The adjustment has the effect of increasing US GAAP deferred tax assets and retained earnings by £320 million. The adjustment did not have a material impact on US GAAP net income or earnings per share for any of the years presented.

(g) Impairment of property, plant and equipment
Certain network assets previously impaired did not meet the US GAAP criteria for impairment under SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’.
     US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment exists if the sum of these cash flows is less than the carrying amount of the asset. The impairment loss recognised in the income statement is based on the asset’s fair value, being either market value or the sum of discounted future cash flows. The assets that were not impaired under US GAAP are continuing to be depreciated over their remaining useful lives.

(h) Revenue
Under IFRS, long-term contracts to design, build and operate software solutions are accounted for under IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ under which revenue is recognised as earned over the contract period.
     Under US GAAP certain of these contracts are accounted for as multiple element arrangements under EITF 00-21 and SOP 97-2, ‘Software Revenue Recognition’. As vendor specific objective evidence to support the fair value of the separate elements to be delivered is unavailable, revenue of £214 million under certain contracts is deferred in the 2007 financial year (2006: £109 million, 2005: £162 million). There was no impact on net income due to the deferral of costs on these contracts. Total deferred revenue and costs recorded under US GAAP at 31 March 2007 was £562 million (2006: £348 million).
     Under IFRS, IAS 18 ‘Revenue’ connection and installation services revenue is recognised when it is earned, upon activation. Under US GAAP, SAB 104 ‘Revenue Recognition’ such revenues are recognised over the estimated customer life and the costs directly associated with the revenue are deferred. Accordingly, an adjustment has been recognised for the first time in the 2007 financial year in respect of Openreach products which have a significant connection and installation service charge.

BT Group plc Annual Report & Form 20-F     135

Consolidated financial statements Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

(i) Share-based payments
Under IFRS 2 ‘Share-Based Payment’, share options are fair valued at their grant date and the cost is charged to the income statement over the relevant vesting periods.
     The group adopted SFAS No. 123 (revised 2004) ‘Share-Based Payment’ with effect from 1 April 2005 using the modified prospective transition method. Under FAS 123(R), share based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognised over the related service period. For periods prior to 1 April 2005, the group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method. The results for the prior periods have not been restated.
     Under US GAAP the fair value of the Deferred Bonus Plan award is spread over the three year vesting period, but under IFRS the fair value is spread over the performance period, which is four years.
     For the 2007 financial year, the compensation expense for all types of share based payment arrangements was £91 million (2006: £77 million).
     At 31 March 2007 the group had approximately £106 million (2006: £121 million) of total unrecognised compensation expense related to non vested share-based compensation arrangements, of which £51 million (2006: £86 million) relates to share option schemes. The total expense is expected to be recognised over a weighted average period of 1.9 years (2006: 2.0 years), and 2.1 years (2006: 2.1 years) for share option schemes.
     The tax benefit realised from share options exercised and share awards vested during the year was approximately £26 million (2006: £9 million). Cash proceeds received from the exercise of share options during the year was £123 million (2006: £13 million).

(j) Goodwill
Under UK GAAP, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition prior to 1 April 1998, against retained earnings. Goodwill arising on acquisitions completed after 1 April 1998 was capitalised and amortised on a straight line basis over its useful economic life. Following transition to IFRS, goodwill is no longer amortised but tested annually for impairment and the amount of goodwill previously recorded at the transition date was carried forward under IFRS.
     Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. BT adopted SFAS No. 142 ‘Goodwill and other intangible assets’ on 1 April 2002 and goodwill is no longer amortised but tested annually for impairment.

(k) Property rationalisation provision
In the 2003 financial year, a provision in connection with the rationalisation of the group’s London office property portfolio was recorded. Under US GAAP, in accordance with SFAS No 146 ‘Accounting for costs associated with exit or disposal activities’, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties. All these properties were exited by 31 December 2004.

(l) Contingent consideration
Under IFRS contingent consideration in respect of acquisitions is recorded when the outcome of the contingency is considered more likely than not. Under US GAAP the consideration is recorded when the contingent event has occurred.

(m) Termination benefits
Under US GAAP the fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period. Under IFRS these costs are recognised when the employees agree to leave the group.

136     BT Group plc Annual Report & Form 20-F

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

(II) NET INCOME AND SHAREHOLDERS’ EQUITY RECONCILIATION STATEMENTS
The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and total equity from that reported under IFRS to that which would have been reported had US GAAP been applied.

Net income

Years ended 31 March	Note	2007 £m	2006 £m	2005 £m

Profit for the year in accordance with IFRS		2,852	1,548	1,829
Profit (loss) attributable to minority interests		2	1	(1)

Profit attributable to equity shareholders in accordance with IFRS		2,850	1,547	1,830
Adjustment for:
Sale and leaseback of properties	a	(29)	(18)	21
Pension costs	b	(195)	(220)	(333)
Capitalisation of interest	c	(5)	(16)	(13)
Financial instruments	d	175	(436)	(415)
Foreign exchange	e	–	39	–
Deferred taxation	f	–	3	3
Impairment of property, plant and equipment	g	(16)	(38)	(24)
Revenue	h	(82)	–	–
Share based payments	i	2	(1)	13
Property rationalisation provision	k	–	–	(5)
Termination benefits	m	–	–	(20)

		2,700	860	1,057
Tax effect of US GAAP adjustments		92	203	240

Net income as adjusted for US GAAP		2,792	1,063	1,297

Basic earnings per American Depositary Share as adjusted for US GAAP[a]		£3.37	£1.26	£1.52
Diluted earnings per American Depositary Share as adjusted for US GAAP[a]		£3.29	£1.25	£1.51

a	Each American Depositary Share is equivalent to ten ordinary shares.

Shareholders’ equity

At 31 March	Note	2007 £m	2006 restated £m [a]

Total equity under IFRS		4,272	1,607
Attributable to minority interest		(34)	(52)

Total parent shareholders’ equity under IFRS		4,238	1,555
Adjustment for:
Sale and leaseback of properties	a	(1,095)	(1,067)
Pension costs	b	–	(1,228)
Capitalisation of interest	c	151	164
Financial instruments	d	(7)	3
Deferred taxation	f	(74)	–
Impairment of property, plant and equipment	g	22	40
Revenue	h	(82)	–
Goodwill	j	123	114

		3,276	(419)
Tax effect of US GAAP adjustments		310	581

Shareholders’ equity as adjusted for US GAAP		3,586	162

a	Restatement of deferred tax valuation allowance as set out in note f on page 135.

BT Group plc Annual Report & Form 20-F     137

Consolidated financial statements Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Reclassifications
The following reclassifications would need to be made in addition to those disclosed elsewhere and in the above reconciliation of shareholders’ equity in order to present amounts in accordance with US GAAP.

•	Trade and other receivables and trade and other payables would be £562 million higher (2006: £348 million higher) – see note (h).
•
A finance lease obligation of £2,316 million higher (2006: £2,325 million higher) and property, plant and equipment of £669 million higher (2006: £780 million higher) would be shown and trade and other payables would be £552 million lower (2006: £478 million lower) in respect of the property sale and finance leaseback transaction as described in note (a).

•
Goodwill would be £7 million lower (2006: £10 million lower), other debtors would be £1 million lower (2006: £1 million lower), current liabilities would be the same (2006: £2 million lower) and long term borrowings would be £1 million lower (2006: £12 million lower) in respect of financial instruments.

•
Prior to the adoption of FAS 158 a pension intangible asset was recognised separately from retirement benefit obligations. Due to the adoption of FAS 158 on 31 March 2007 there is no reclassification required in the current year (2006: £31 million).

•
As outlined in note (1), contingent consideration on acquisitions of £15 million (2006: £7 million) was not recognised for US GAAP. This results in goodwill and other payables being lower by £15 million (2006: £7 million).

•	The cumulative impact of the above adjustments is:
•	Current assets – £649 million higher (2006: £337 million higher)
•	Non current assets – £943 million higher (2006: £1,490 million higher)
•	Current liabilities – £164 million higher (2006: £137 million lower)
•	Non current liabilities – £2,080 million higher (2006: £3,356 million higher).

(III) CONSOLIDATED STATEMENTS OF CASH FLOWS
The group cash flow statements are presented in accordance with IAS 7. The statements prepared under IAS 7 present substantially the same information as that required under SFAS No. 95, ‘Statement of Cash Flows’.
     If the cash flow statement had been prepared in accordance with SFAS No 95, the net movement in cash and cash equivalents would have been higher by £130 million (2006: £179 million higher, 2005: unchanged). This is because under IAS 7, bank overdrafts are classified as a movement in cash and cash equivalents, while under US GAAP, the movements in bank overdrafts are classified as a financing activity.

(IV) PENSION COSTS
The net liabilities of the BTPS represent substantially all of the group’s pensions obligations.
     The pension cost determined under FAS 87 was calculated by reference to an expected long-term rate of return on scheme assets of 6.5% (2006: 7.1%, 2005: 7.3%).
     The components of the net periodic pension cost for the BTPS comprised:

	2007 £m	2006 £m	2005 £m

Service cost	612	538	507
Interest cost	1,787	1,784	1,745
Expected return on scheme assets	(2,206)	(2,042)	(1,897)
Amortisation of prior service costs	24	24	24
Amortisation of loss	150	215	263

Net periodic pension cost under US GAAP	367	519	642

The incremental effects of adopting the provisions of FAS 158 on the group’s balance sheet at 31 March 2007, as adjusted to accord with US GAAP, are presented in the following table. The adoption of FAS 158 had no effect on the group’s consolidated income statement, as adjusted to accord with US GAAP, and will not affect the group’s US GAAP net income in future periods.

	Prior to adoption £m	Effect of Adoption £m	As reported £m

Intangible assets	1	(1)	–
Defined benefit pension plan deficit	(2,145)	1,852	(293)
Deferred taxes	644	(556)	88

Shareholders’ equity	(1,500)	1,295	(205)

Accumulated other comprehensive income	–	(1,851)	(1,851)
Deferred taxes	–	556	556

Accumulated other comprehensive income (net of deferred tax)	–	(1,295)	(1,295)

138     BT Group plc Annual Report & Form 20-F

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
The effect on shareholders’ equity (retained earnings) as a result of adopting the change in measurement date is £92 million. This effect is included in the projected benefit obligation in excess of scheme assets prior to the transition adjustments to reflect the fully funded status of the plan.
The table below shows the amounts included in accumulated other comprehensive income at 31 March 2007 that have not yet been recognised as components of the pension benefits expense in the income statement, as adjusted to accord with US GAAP.

£m

Net actuarial (gain)	(1,852)
Prior service cost	1

The amounts included in accumulated other comprehensive income at 31 March 2007 which are expected to be recognised as components of the pension benefits expense for the year ended 31 March 2008 in the income statement, as adjusted to accord with US GAAP are shown below.

£m

Net actuarial (gain)	(154)
Prior service cost	1

	2007 £m	2006 £m

Changes in benefit obligation
Benefit obligation at the beginning of the year	38,730	34,336
Service cost	612	538
Interest cost	1,787	1,783
Employee contributions	18	21
Actuarial movement	(1,732)	3,438
Adjustment for change in measurement date	637	–
Benefits paid or payable	(1,472)	(1,385)
Translation	–	(1)

Benefit obligation at the end of the year	38,580	38,730

The accumulated benefit obligation at 31 March 2007 was £37,703 million (2006: £37,850 million).

	2007 £m	2006 £m

Changes in scheme assets
Fair value of scheme assets at the beginning of the year	34,293	29,169
Actual return on scheme assets	3,978	6,039
Employer contributions	919	450
Employee contributions	18	21
Adjustment for change in measurement date	551	–
Benefits paid or payable	(1,472)	(1,385)
Translation	–	(1)

Fair value of scheme assets at the end of the year	38,287	34,293

BT Group plc Annual Report & Form 20-F     139

Consolidated financial statements Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

	2007 £m	2006 £m

Reconciliation of funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(293)	(4,437)
Unrecognised prior service costs	–	31
Other unrecognised net actuarial losses	–	1,802
Net minimum additional pension liability	–	(953)

Net amount recognised under US GAAP	(293)	(3,557)

The benefit obligation and pension cost for the BTPS were determined using the following assumptions at 1 January 2006 and 1 January 2005. For the current financial year the group has early adopted the change in measurement date provisions of FAS 158, and have changed the measurement date to the year end date of 31 March 2007. The current year assumptions are disclosed in note 29.

	2006 per annum %	2005 per annum %

Discount rate	4.7	5.3
Rate of future pay increases	3.4	3.6
Rate of future pension increases	2.6	2.6

Contributions expected to be paid to the BTPS during the 2008 financial year are estimated at £748 million including £320 million of deficiency contributions.
     Estimated future benefit payments are as follows:

£m

Year ending 31 March 2008	1,526
Year ending 31 March 2009	1,591
Year ending 31 March 2010	1,671
Year ending 31 March 2011	1,768
Year ending 31 March 2012	1,862
1 April 2012 to 31 March 2017	10,748

Asset allocation
The Trustees of the BTPS approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment returns within an acceptable level of risk, taking into consideration the liabilities of the BTPS. For the 2007 financial year the group has early adopted the change in measurement date provisions of FAS 158, and has changed the measurement date to the year end date of 31 March 2007. Therefore the 2007 financial year disclosure for each major category of plan assets and the percentage of the fair value of total plan assets is disclosed in note 29.
     The prior year disclosures are presented below:

	Period ended 31 December 2005
	Fair value £bn	%	Target %

Equities	20.3	59	58
Fixed interest securities	5.4	16	16
Index linked securities	3.2	9	9
Property	4.2	12	12
Cash and other	1.2	4	5

	34.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held for each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts on future returns. The expected return of 7.1% per annum used for the calculation of pension costs for the year ended 31 March 2006 is consistent with that adopted for IAS 19.

140     BT Group plc Annual Report & Form 20-F

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

(V) INCOME STATEMENT IN US GAAP FORMAT
The group income statements on page 86 comply with IFRS and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting specific items because these predominantly relate to items which are significant, one-off or unusual in nature. For SEC reporting purposes this presentation may be considered ‘non GAAP’ and therefore the group has also prepared the following income statement. The numbers disclosed in the following income statement are prepared under IFRS.

	2007 £m	2006 £m		2005 £m

Revenue	20,223	19,514		18,429
Operating expenses:
Payroll costs	4,505	4,066		3,832
Depreciation and amortisation	2,920	2,884		2,844
Payments to telecommunication operators	4,162	4,045		3,725
Other operating expenses	6,328	6,251		5,587

Total operating expenses	17,915	17,246		15,988

Net operating income	2,308	2,268		2,441
Other income, net	255	228		551
Net interest expense	(94)	(472)		(599)
Income taxes	368	(492)		(525)
Equity in earnings (losses) of investees	15	16		(39)
Minority interests	(2)	(1)		1

Net income	2,850	1,547		1,830

Earnings per share – basic	34.4p	18.4	p	21.5	p
Earnings per share – diluted	33.6p	18.1	p	21.3	p

(VI) ADDITIONAL US GAAP INFORMATION
Intangible asset amortisation
The total amortisation charge expected under US GAAP in 2008 is £589 million. As a consequence of the pattern of amortisation applied this annual charge will decrease in each of the following four years to be approximately £53 million for the year ended 31 March 2012.

US GAAP Developments
In February 2006, the FASB issued SFAS No 155, ‘Accounting for Certain Hybrid Instruments – an amendment to FASB statements No 133 and 140’ (“FAS 155”), that amends SFAS No 133 ‘Accounting for derivative Instruments and hedging activities’ (“FAS 133”) and SFAS 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ (“FAS 140”). This statement resolves issues addressed in FAS 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitised Financial Assets’. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133. FAS 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also FAS 155 amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. The group does not expect this to have a material impact on the financial statements.
     In March 2006 the FASB issued SFAS No 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB No 140’ (“FAS 156”) that amends SFAS No 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’ with respect to the accounting for separately recognised servicing assets and servicing liabilities. FAS 156 is effective for BT from 1 April 2007. The group does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

BT Group plc Annual Report & Form 20-F     141

Consolidated financial statements Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
In September 2006, the FASB issued SFAS No 157, ‘Fair Value Measurements’ (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS 157 applies for the group’s financial year beginning 1 April 2008. The group is currently evaluating the impact, if any, that the adoption of FAS 157 will have on the consolidated financial statements.
     In February 2007, the FASB issued SFAS No 159, ‘The Fair value option for financial assets and financial liabilities’ (“FAS 159”). FAS 159 permits entities to choose to measure, on an item by item basis, specified financial instruments and certain other items at fair value. Unrealised gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. FAS 159 is effective for the 2009 financial year, the provisions of which are required to be applied prospectively. The group is currently evaluating the impact, if any, that the adoption of FAS 159 will have on the consolidated financial statements.
     In July 2006, the FASB issued Interpretation No 48 ‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No 109’ (“FIN 48”). FIN 48 requires tax benefits from uncertain positions to be recognised only if it is “more likely than not” that the position is sustainable based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies for the group’s financial year beginning 1 April 2007. The group is currently in the process of quantifying the impact, if any, on the consolidated financial statements.
     In September 2006, the FASB ratified Emerging Issues Task Force No 06-01 ‘Accounting for Consideration Given by a Service Provider to Manufactures or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’ (“EITF 06-01”). This guidance requires the application of EITF 01-09 ‘Accounting for Consideration Given by a Vendor to a Service provider’s end customer’ (“EITF 01-09”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-09 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-01 is effective for the group’s financial year beginning 1 April 2008. The group is currently in the process of quantifying the impact, if any, on the consolidated financial statements.

142     BT Group plc Annual Report & Form 20-F

Financial statements

Glossary of terms and US equivalents

Term used in UK annual report	US equivalent or definition

Accounts	Financial statements

Associates	Equity investees

Capital allowances	Tax depreciation

Capital redemption reserve	Other additional capital

Finance lease	Capital lease

Financial year	Fiscal year

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Inland calls	Local and long-distance calls

Interests in associates and joint ventures	Securities of equity investees

Leaver costs	Termination benefits

Loans to associates and joint ventures	Indebtedness of equity investees not current

Own work capitalised	Costs of labour engaged in the construction of plant and equipment for internal use

Provision for doubtful debts	Allowance for bad and doubtful accounts receivable

Provisions	Long-term liabilities other than debt and specific accounts payable

Statement of recognised income and expense	Comprehensive income

Reserves	Shareholders’ equity other than paid-up capital

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

BT Group plc Annual Report & Form 20-F     143

Financial statements
Report of the independent auditors – parent company

Independent auditors’ report to the members of BT Group plc
We have audited the parent company financial statements of BT Group plc for the year ended 31 March 2007 which comprise the balance sheet, accounting policies and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 145 to 148. We have also audited the information in the Report on directors’ remuneration that is described as having been audited.
     We have reported separately on the group financial statements of BT Group plc for the year ended 31 March 2007. This separate report is set out on page 75.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements and the part of the Report on the directors’ remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the report on the directors’ remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the report of the directors is consistent with the parent company financial statements.
     In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises only BT at a glance, the Chairman’s message, the Chief Executive’s statement and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Report on directors’ remuneration to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Report on directors’ remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Report on directors’ remuneration to be audited.

Opinion
In our opinion:

•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2007;
•	the parent company financial statements and the part of the Report on directors’ remuneration to be audited have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the Directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

144     BT Group plc Annual Report & Form 20-F

Financial statements
Financial Statements of BT Group plc

BT GROUP PLC ACCOUNTING POLICIES
(i) Accounting basis
The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial assets and liabilities at fair value in accordance with the Companies Act 1985 and applicable United Kingdom accounting standards (UK GAAP).
     As permitted by Section 230(3) of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT Group plc consolidated financial statements for the year ended 31 March 2007 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1, (Revised 1996) ‘Cash Flow Statements’ not to present its own cash flow statement.
     The BT Group plc consolidated financial statements for the year ended 31 March 2007 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT Group plc consolidated financial statements for the year ended 31 March 2007 contain financial instrument disclosures which comply with FRS 25, ‘Financial Instruments: Disclosure and Presentation’. Consequently, the company has taken advantage of the exemption in FRS 25 not to present separate financial instrument disclosures for the company.

(ii) Investments in subsidiary undertakings
Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

(iii) Investments
Investments comprise an available-for-sale asset. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses recognised in equity until the financial asset is de-recognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line item that most appropriately reflects the nature of the item or transaction.

(iv) Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

(v) Dividends
Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

(vi) Share capital
Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as treasury shares and presented as a deduction from shareholders’ equity at cost.

(vii) Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.

(viii) Share based payments
The company does not incur a charge for share based payments. However the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

OTHER INFORMATION
(i) Dividends
The directors are proposing that a final dividend in respect of the year ended 31 March 2007 of 10.0 pence will be paid to shareholders on 17 September 2007, taking the full year proposed dividend in respect of the 2007 financial year to 15.1 pence (2006: 11.9 pence). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of £825 million (2006: £631 million) has not been included in these financial statements.

(ii) Employees
The five (2006: five) executive directors of BT Group plc were the only employees of the company during the 2007 financial year. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

(iii) Available-for-sale
The movement in the available-for-sale reserve in the year was £nil (2006: £nil).

BT Group plc Annual Report & Form 20-F     145

Financial statements Financial Statements of BT Group plc

BT GROUP PLC COMPANY BALANCE SHEET

	2007 £m	2006 £m

Fixed assets
Investments in subsidiary undertakings	10,064	9,971

Total fixed assets	10,064	9,971
Current assets
Debtors[a]	137	3
Investments[b]	–	1
Cash at bank and in hand	17	22

Total current assets	154	26
Creditors: amounts falling due within one year[c]	40	57

Net current assets (liabilities)	114	(31)

Total assets less current liabilities	10,178	9,940

Capital and reserves[d]
Called up share capital	432	432
Share premium account	31	7
Capital redemption reserve	2	2
Profit and loss account	9,713	9,499

Total equity shareholders’ funds	10,178	9,940

a	Debtors consists of amounts owed by subsidiary undertakings of £137 million (2006: £3 million).
b	At 31 March 2006, the company held an available-for-sale asset with a book value and market value of £1 million (2006: £nil).
c	Creditors consists of amounts owed to subsidiary undertakings of £8 million (2006: £27 million) and other creditors of £32 million (2006: £30 million).
d	Capital and reserves are shown on page 147.

     The financial statements of the company on pages 145 to 148 were approved by the board of the directors on 16 May 2007 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

146     BT Group plc Annual Report & Form 20-F

BT GROUP PLC COMPANY BALANCE SHEET continued

					Capital	Profit [a,c,d]
	Share		Share premium		redemption	and loss
	capital	[a]	account	[b]	reserve	account	Total
	£m		£m		£m	£m	£m

At 1 April 2005	432		3		2	9,647	10,084
Profit for the financial year	–		–		–	1,108	1,108
Dividends paid	–		–		–	(912)	(912)
Net purchase of treasury shares	–		–		–	(344)	(344)
Arising on share issues	–		4		–	–	4

At 31 March 2006	432		7		2	9,499	9,940

Profit for the financial year	–		–		–	1,458	1,458
Dividends paid	–		–		–	(1,053)	(1,053)
Capital contribution in respect of share based payments	–		–		–	93	93
Net purchase of treasury shares	–		–		–	(284)	(284)
Arising on share issues	–		24		–	–	24

At 31 March 2007	432		31		2	9,713	10,178

a	The authorised share capital of the company throughout the years ended 31 March 2007 and 2006 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each.

The allotted, called up and fully paid ordinary share capital of the company at 31 March 2007 was £432 million (2006: £432 million), representing 8,640,654,852 ordinary shares of 5p each (2006: 8,635,377,801). Of the authorised but unissued share capital at 31 March 2007, 21 million ordinary shares (2006: 26 million) were reserved to meet options granted under employee share option schemes.

b	The share premium account, representing the premium on allotment of shares is not available for distribution.
c
The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £1,458 million (2006: £1,108 million). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

d
During the year ended 31 March 2006 the company repurchased 147,550,000 (2006: 165,772,145) of its own shares of 5p each, representing 2% (2006: 2%) of the called-up share capital, for consideration (including transaction costs) of £404 million (2006: £365 million). At 31 March 2007 370,877,631 shares (2006: 290,047,231) with an aggregate nominal value of £19 million (2006: £15 million) are held as treasury shares at cost.

BT Group plc Annual Report & Form 20-F     147

Financial statements
Subsidiary undertakings and associate

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiaries and associate at 31 March 2007, other than the company, all of which were unlisted unless otherwise stated, were as follows:

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[b]	of operations	[c]

British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK

BT Americas Inc.c d	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT C & SI France S.A.[d]	Systems integration and application development	100% ordinary	France

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[d]	Telecommunication service provider	100% ordinary	Ireland

BT Communications Management Limited[d]	Telecommunication service provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT France SAS[d]	Communications related services and products provider	100% ordinary	France

BT (Germany) GmbH & Co. oHG[d]	Communications related services and products provider	100% ordinary	Germany

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited[d]	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT INS, Inc.de	Information telecommunication consulting and software solutions provider	100% common	USA

BT Italia SpAd f	Communication related services and products provider	100% ordinary	Italy

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NVd	Communication related services and products provider	100% ordinary	Netherlands

BT US Investments Limitedd g	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limitedc d	Communication related services and products provider	100% ordinary	International

Farland BVc d	Provider of trans-border fibre network across BT’s partners in Europe	100% ordinary	International

Infonet Services Corporation[d]	Global managed network service provider	100% common	USA

Infonet USA Corporation[d]	Global managed network service provider	100% common	USA

Radianz Americas Inc[d]	Global managed network service provider	100% preference 100% common	USA

Syntegra Groep BVd	Systems integration and application development	100% ordinary	Netherlands

a	The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a significant impact on the profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
b	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
c	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV, BT Americas Inc. and Communications Global Network Services Limited which are incorporated in the Netherlands, the USA and Bermuda respectively.
d	Held through intermediate holding company.
e	In March 2007, International Network Services, Inc. changed its name to BT INS, Inc.
f	In September 2006, Albacom SpA changed its name to BT Italia SpA.
g	In March 2007, BT US Investments LLC changed its name to BT US Investments Limited.

		Share capital

				Percentage		Country
Associate	Activity	Issued	[a]	owned		of operations	[b]

Tech Mahindra Limited	Telecommunications services provider	121,216,701		35%	[c]	India

a	Issued share capital comprises ordinary or common shares, unless otherwise stated.
b	Incorporated in the country of operations.
c	Held through an intermediate holding company.

148      BT Group plc Annual Report & Form 20-F

Financial statements
Quarterly analysis of revenue and profit

Year ended 31 March 2007	Unaudited

Quarters	1st		2nd		3rd		4th		Total
	£m		£m		£m		£m		£m

Revenue	4,864		4,941		5,126		5,292		20,223
Other operating income	50		52		55		76		233
Operating costs	(4,255)		(4,334)		(4,626)		(4,700)		(17,915)

Operating profit	659		659		555		668		2,541
Net finance (expense)/income	(46)		(55)		77		(70)		(94)
Share of post tax profits of associates and joint ventures	2		5		7		1		15
Profit on disposal of associate	–		20		–		2		22

Profit before taxation	615		629		639		601		2,484
Taxation	(151)		(154)		819		(146)		368

Profit for the period	464		475		1,458		455		2,852

Basic earnings per share	5.6	p	5.7	p	17.6	p	5.5	p	34.4	p
Diluted earnings per share	5.5	p	5.6	p	17.1	p	5.3	p	33.6	p

Profit before specific items and taxation	615		632		616		632		2,495

Basic earnings per share before specific items	5.6	p	5.7	p	5.6	p	5.8	p	22.7	p
Diluted earnings per share before specific items	5.5	p	5.6	p	5.5	p	5.6	p	22.2	p

Year ended 31 March 2006	Unaudited

Quarters	1st		2nd		3rd		4th		Total
	£m		£m		£m		£m		£m

Revenue	4,731		4,767		4,882		5,134		19,514
Other operating income	42		53		54		78		227
Operating costs	(4,137)		(4,234)		(4,265)		(4,610)		(17,246)

Operating profit	636		586		671		602		2,495
Net finance expense	(142)		(100)		(129)		(101)		(472)
Share of post tax profits of associates and joint ventures	5		3		3		5		16
Profit on disposal of joint venture	–		–		–		1		1

Profit before taxation	499		489		545		507		2,040
Taxation	(125)		(118)		(134)		(115)		(492)

Profit for the period	374		371		411		392		1,548

Basic earnings per share	4.4	p	4.4	p	4.9	p	4.7	p	18.4	p
Diluted earnings per share	4.4	p	4.3	p	4.8	p	4.6	p	18.1	p

Profit before specific items and taxation	511		559		545		562		2,177

Basic earnings per share before specific items	4.5	p	5.0	p	4.9	p	5.1	p	19.5	p
Diluted earnings per share before specific items	4.5	p	4.9	p	4.8	p	5.1	p	19.2	p

Year ended 31 March 2005	Unaudited

Quarters	1st		2nd		3rd		4th		Total
	£m		£m		£m		£m		£m

Revenue	4,519		4,554		4,536		4,820		18,429
Other operating income	44		83		339		85		551
Operating costs	(3,990)		(3,909)		(3,896)		(4,193)		(15,988)

Operating profit	573		728		979		712		2,992
Net finance expense	(155)		(154)		(149)		(141)		(599)
Share of post tax (losses) profits of associates and joint ventures	(7)		(3)		(35)		6		(39)

Profit before taxation	411		571		795		577		2,354
Taxation	(109)		(142)		(137)		(137)		(525)

Profit for the period	302		429		658		440		1,829

Basic earnings per share	3.5	p	5.0	p	7.7	p	5.2	p	21.5	p
Diluted earnings per share	3.5	p	5.0	p	7.7	p	5.1	p	21.3	p

Profit before specific items and taxation	425		549		546		560		2,080

Basic earnings per share before specific items	3.6	p	4.8	p	4.8	p	4.9	p	18.1	p
Diluted earnings per share before specific items	3.6	p	4.7	p	4.7	p	4.8	p	17.9	p

BT Group plc Annual Report & Form 20-F     149

Financial statements
Selected financial data

SELECTED FINANCIAL DATA
The group is required to prepare its audited consolidated financial statements in accordance with IFRSs, as adopted by the EU and those parts of the UK Companies Act 1985 applicable to companies reporting under IFRSs.
     Prior to the 2006 financial year the group prepared its audited financial statements under UK GAAP. The policies set out on pages 78 to 85 of this report have been applied consistently to all financial years, with the exception of those policies relating to financial instruments under IAS 32 and IAS 39, which have been applied with effect from 1 April 2005. The selected financial data on pages 150 to 155 is shown in accordance with IFRS for 2007, 2006 and 2005 and UK GAAP for 2005 to 2003.

Summary of group income statement – IFRS

	2007	2006	2005
Year ended 31 March	£m	£m	£m

Revenue	20,223	19,514	18,429
Other operating income	233	227	551
Operating costs	(17,915)	(17,246)	(15,988)

Operating profit
Before specific items[a]	2,713	2,633	2,693
Specific items[a]	(172)	(138)	299
	2,541	2,495	2,992
Net finance expense
Finance expense before specific items	(2,604)	(2,740)	(2,773)
Finance income before specific items	2,371	2,268	2,174
Specific items	139	–	–
	(94)	(472)	(599)
Share of post tax profits (losses) of associates and joint ventures
Before specific items[a]	15	16	(14)
Specific items[a]	–	–	(25)
	15	16	(39)
Profit on disposal of associates and joint ventures
Before specific items	–	–	–
Specific items	22	1	–
	22	1	–
Profit before tax
Before specific items[a]	2,495	2,177	2,080
Specific items[a]	(11)	(137)	274
	2,484	2,040	2,354
Taxation
Before specific items[a]	(611)	(533)	(541)
Specific items[a]	979	41	16
	368	(492)	(525)

Profit for the year
Before specific items[a]	1,884	1,644	1,539
Specific items[a]	968	(96)	290
	2,852	1,548	1,829

Year ended 31 March	2007		2006		2005

Average number of shares used in basic earnings per share (millions)	8,293		8,422		8,524
Average number of shares used in diluted earnings per share (millions)	8,479		8,537		8,581
Basic earnings per share	34.4	p	18.4	p	21.5	p
Diluted earnings per share	33.6	p	18.1	p	21.3	p
Dividends per share[c]	15.1	p	11.9	p	10.4	p
Dividends per share, centsbc	29.7	c	20.7	c	19.5	c

Basic earnings per share before specific items[a]	22.7	p	19.5	p	18.1	p
Diluted earnings per share before specific items[a]	22.2	p	19.2	p	17.9	p

a
A definition of specific items is provided in the accounting policies section on page 78. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way the financial performance is measured by management.

b	Based on actual dividends paid and/or year end exchange rate on proposed dividends
c	Dividends per share represents the dividend proposed in respect of the relevant financial year. Under IFRSs, dividends are recognised as a deduction from shareholders’ equity when they are paid.

150     BT Group plc Annual Report & Form 20-F

Summary of group income statement – UK GAAP

	2005		2004		2003
Year ended 31 March	£m		£m		£m

Total turnover	19,031		18,914		20,182
Group’s share of associates’ and joint ventures’ turnover	(408)		(395)		(1,455)

Group turnover	18,623		18,519		18,727
Other operating income	171		177		215
Operating costsab	(16,005)		(15,826)		(16,366)

Group operating profit
Before goodwill amortisation and exceptional items	2,864		2,889		2,794
Goodwill amortisation and exceptional items	(75)		(19)		(218)
	2,789		2,870		2,576
Group’s share of operating (loss) profit of associates and joint ventures[c]	(25)		(34)		329

Total operating profit	2,764		2,836		2,905
Profit on sale of fixed asset investments and group undertakings	358		36		1,696
Profit on sale of property fixed assets	22		14		11
Net interest payable[d]	(801)		(941)		(1,439)

Profit on ordinary activities before taxation
Before goodwill amortisation and exceptional items	2,085		2,013		1,840
Goodwill amortisation and exceptional items	258		(68)		1,333
	2,343		1,945		3,173
Tax on profit on ordinary activities[e]	(523)		(539)		(459)

Profit on ordinary activities after taxation	1,820		1,406		2,714
Minority interests	1		8		(12)

Profit for the year	1,821		1,414		2,702

Average number of shares used in basic earnings per share (millions)	8,524		8,621		8,616
Basic earnings per share	21.4	p	16.4	p	31.4	p
Diluted earnings per share	21.2	p	16.3	p	31.2	p
Dividends per share	10.4	p	8.5	p	6.5	p
Dividends per share, cents[f]	19.5	c	15.3	c	10.3	c

Basic earnings per share before goodwill amortisation and exceptional items	18.1	p	16.9	p	14.4	p
Diluted earnings per share before goodwill amortisation and exceptional items	18.0	p	16.8	p	14.3	p

a	Includes net exceptional costs	59	7	198
b	Includes early leaver costs	166	202	276
c	Includes exceptional costs (release)	25	26	(150)
d	Includes exceptional costs	–	55	293
e	Includes exceptional tax credit	(16)	(29)	(139)
f	Based on actual dividends paid and/or year end exchange rate on proposed dividends

BT Group plc Annual Report & Form 20-F     151

Financial statements
Selected financial data

Summary of group cash flow statement – IFRS

	2007	2006	2005
Year ended 31 March	£m	£m	£m

Net cash inflow from operating activities	5,210	5,387	5,574
Net cash (outflow) inflow from investing activities	(3,035)	365	(1,740)
Net cash used in financing activities	(2,898)	(5,278)	(3,529)
Effect of exchange rate changes on cash and cash equivalents	(37)	–	–

Net (decrease) increase in cash and cash equivalents	(760)	474	305
Cash and cash equivalents at the start of the year	1,784	1,310	1,005

Cash and cash equivalents at the end of the year	1,024	1,784	1,310

Summary of group cash flow statement – UK GAAP

	2005	2004	2003
Year ended 31 March	£m	£m	£m

Net cash flow from operating activities	5,898	5,389	6,023
Dividends from associates and joint ventures	2	3	6
Returns on investments and servicing of finance	(878)	(527)	(1,506)
Taxation paid	(332)	(317)	(434)
Capital expenditure and financial investment	(2,408)	(2,477)	(2,381)
Acquisitions and disposals	(418)	(60)	2,842
Equity dividends paid	(784)	(645)	(367)

Cash inflow before management of liquid resources and financing	1,080	1,366	4,183
Management of liquid resources	587	1,123	(1,729)
Financing	(1,485)	(2,445)	(2,473)

Increase (decrease) in cash in the year	182	44	(19)

Decrease in net debt in the year resulting from cash flows	887	1,222	4,225

Summary of group balance sheet – IFRS

	2007	2006	2005
At 31 March	£m	£m	£m

Intangible assets	2,584	1,908	1,379
Property, plant and equipment	14,997	15,222	15,266
Other non current assets	759	1,153	1,567

	18,340	18,283	18,212
Current assets less current liabilities	(3,802)	(3,063)	(2,783)

Total assets less current liabilities	14,538	15,220	15,429
Non current loans and other borrowings	(6,387)	(7,995)	(7,744)
Retirement benefit obligations	(389)	(2,547)	(4,807)
Other non current liabilities	(3,490)	(3,071)	(2,783)

Total assets less liabilities	4,272	1,607	95

Called up share capital	432	432	432
Share premium account	31	7	3
Capital redemption reserve	2	2	2
Other reserves	88	364	762
Retained earnings (deficit)	3,685	750	(1,154)

Total parent shareholders’ equity	4,238	1,555	45
Minority interests	34	52	50

Total equity	4,272	1,607	95

152     BT Group plc Annual Report & Form 20-F

Summary of group balance sheet – UK GAAP

	2005	2004	2003
At 31 March	£m	£m	£m

Intangible fixed assets	623	204	218
Tangible fixed assets	15,916	15,487	15,888
Fixed asset investments	115	324	457
Net current (liabilities) assets	(2,165)	2,027	1,913

Total assets less current liabilities	14,489	18,042	18,476
Loans and other borrowings falling due after one year	(8,091)	(12,426)	(13,456)
Provisions for liabilities and charges	(2,497)	(2,504)	(2,376)
Minority interests	(50)	(46)	(63)

Total assets less liabilities	3,851	3,066	2,581

Called up share capital	432	432	434
Share premium account	3	2	2
Capital redemption reserve	2	2	–
Other reserves	998	998	998
Profit and loss account	2,416	1,632	1,147

Total equity shareholders’ funds	3,851	3,066	2,581

Total assets	26,950	26,565	28,119

US GAAP

	2007		2006		2005		2004		2003
Year ended 31 March	£m		£m		£m		£m		£m

Group operating profit	2,448		2,437		2,779		2,420		2,693
Income before taxes	2,334		1,350		1,576		1,188		3,653
Net income	2,792		1,063		1,297		883		4,134

Basic earnings per ordinary share	33.7	p	12.6	p	15.2	p	10.2	p	48.0	p
Diluted earnings per ordinary share	32.9	p	12.5	p	15.1	p	10.2	p	47.7	p
Average number of ADSs used in basic earnings per ADS (millions)	829		842		852		862		862
Basic earnings per ADS	£3.37		£1.26		£1.52		£1.02		£4.80
Diluted earnings per ADS	£3.29		£1.25		£1.51		£1.02		£4.77

Total assets	25,747		27,030		29,006		28,674		31,131
Total shareholders’ equity (deficit)[a]	3,586		162		(264)		(1,135)		(1,938)

a	Restated – refer to note f on page 135.

BT Group plc Annual Report & Form 20-F     153

Financial statements
Financial statistics
Years ended 31 March

IFRS	2007	2006	2005

Financial ratios
Basic earnings per share before specific items – pence	22.7	19.5	18.1
Basic earnings per share – pence	34.4	18.4	21.5
Return on capital employed before specific items[a] – % (unaudited)	17.6	18.1	18.2
Interest cover before net pension finance income[b] – times (unaudited)	4.2	3.6	3.4

	2007	2006	2005
	£m	£m	£m

Expenditure on research and development
Research and development expense	378	326	257
Amortisation of internally developed computer software	314	161	95

Total	692	487	352

	2007	2006	2005
	£m	£m	£m

Expenditure on property, plant and equipment and software
Plant and equipment
Transmission equipment	1,209	1,429	1,488
Exchange equipment	118	80	143
Other network equipment	854	727	648
Computers and office equipment	149	138	187
Motor vehicles and other	877	715	474
Land and buildings	61	68	64

	3,268	3,157	3,004
(Decrease) increase in engineering stores	(21)	(15)	7

Total expenditure on property, plant and equipment	3,247	3,142	3,011
Decrease (increase) in payables	51	(202)	45

Cash outflow on purchase of property, plant and equipment and software	3,298	2,940	3,056

a
The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred tax assets, cash and cash equivalents, derivative financial assets and investments.

b	The number of times net finance expense before net pension finance income is covered by total operating profit. Interest cover including net pension finance income is 11.6 times (2006: 5.6 times, 2005: 4.5 times).

154     BT Group plc Annual Report & Form 20-F

UK GAAP	2005		2004		2003

Financial ratios
Basic earnings per share before goodwill amortisation and exceptional items – pence	18.1		16.9		14.4
Basic earning per share – pence	21.4		16.4		31.4
Return on capital employed[a] – % (unaudited)	15.5	[c]	15.1	[c]	15.5
Interest cover[b] – times (unaudited)	3.5	[d]	3.0	[d]	2.0

	2005	2004	2003
	£m	£m	£m

Expenditure on research and development	257	334	380

	2005	2004	2003
	£m	£m	£m

Expenditure on property plant and equipment and software
Plant and equipment
Transmission equipment	1,488	1,324	1,277
Exchange equipment	143	150	228
Other network equipment	648	585	466
Computers and office equipment	187	205	281
Motor vehicles and other	474	316	162
Land and buildings	64	73	40

	3,004	2,653	2,454
Increase (decrease) in engineering stores	7	20	(9)

Total expenditure on property plant and equipment	3,011	2,673	2,445
Decrease in payables	45	11	135

Cash outflow on purchase of property plant and equipment and software	3,056	2,684	2,580

a	The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed.
b	The number of times net interest payable is covered by total operating profit before goodwill amortisation.
c	Return on capital employed before goodwill amortisation and exceptional items was 16.0% (2004 – 15.3%)
d	Interest cover before goodwill amortisation and exceptional items was 3.6 times (2004 – 3.3 times)

BT Group plc Annual Report & Form 20-F     155

Financial statements
Operational statistics

As at 31 March	2007	2006	2005	2004	2003

Broadband (UK) (’000)
Retail
Business Broadband (Incl. Major Corporates)	706	584	441	287	146
Residential Broadband	2,758	2,084	1,339	680	293
PlusNet	195

Total retail broadband	3,659	2,668	1,780	967	439

Wholesale

Broadband (Non BT ISPs)	5,168	5,092	3,243	1,248	361

Openreach

Full and Shared unbundled local loops	1,910	356	41	11	3

Total Broadband (Wholesale, Retail and LLU)	10,737	8,116	5,064	2,226	803

Exchange Lines (UK) (’000)
BT Retail
Business Voice/ISDN	7,264	7,797	8,358	8,824	9,062
Residential Voice/ISDN	16,636	17,912	19,520	19,870	20,065

Total Retail Lines	23,900	25,709	27,878	28,694	29,127

Openreach

Wholesale Line Rental	4,227	2,874	1,026	377	91

Total Exchange Lines (UK)	28,127	28,583	28,904	29,071	29,218

Mobility Connections (’000)	314	341	372	145	27

Average Revenue Per Consumer Household[a] (£)	262	251	254	268	271

% Consumer Contracted revenues[b]	68	67	64	58	56

Networked IT Services Sales Order Value (Worldwide) (£m)	5,209	5,391	7,161	7,012	4,411

People employed (Worldwide)
Total employees (’000)	106.2	104.4	102.1	99.9	104.7

a	Rolling 12 month consumer revenue, less mobile polos, divided by average number of primary lines.
b	Includes line rental, broadband, select services and packages.

156     BT Group plc Annual Report & Form 20-F

Shareholder information

158	Additional information for shareholders
	158	Cautionary statement regarding forward-looking statements
	159	Listings
	159	Share and ADS prices
	159	Capital gains tax (CGT)
	160	Analysis of shareholdings at 31 March 2007
	160	Dividends
	160	Dividend mandate
	161	Dividend investment plan
	161	Global invest direct
	161	Total shareholder return
	161	Results announcements
	162	Individual savings accounts (ISAs)
	162	Sharegift
	162	Unclaimed Assets Register
	162	Exchange rates
	162	Share buy back
	163	Memorandum and Articles of Association
	165	Material contracts
	165	Taxation (US holders)
	167	Limitations affecting security holders
	167	Documents on display
	167	Publications
	168	Electronic communication
	168	Shareholder communication
169	Cross reference to Form 20-F
172	Glossary of terms
174	BT products and services mentioned in this report
175	Index

BT Group plc Annual Report & Form 20-F 157

Shareholder information
Additional information for shareholders

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; BT’s future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Group risk factors on page 27. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

158     BT Group plc Annual Report & Form 20-F

LISTINGS
The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

SHARE AND ADS PRICES

	Pence per ordinary share		US$ per ADS

	High pence	Low pence	High $	Low $

Years ended 31 March
2003	286.25	141.00	41.95	23.16
2004	206.75	162.00	34.97	25.65
2005	216.25	169.25	40.93	30.34
2006	235.00	196.50	41.71	35.34
2007	321.75	209.25	62.96	37.08

Year ended 31 March 2006
1 April – 30 June 2005	230.07	196.50	41.71	36.83
1 July – 30 September 2005	235.00	215.50	41.59	39.01
1 October – 31 December 2005	224.75	202.50	39.56	35.34
1 January – 31 March 2006	234.50	203.75	41.04	35.96

Year ended 31 March 2007
1 April – 30 June 2006	239.25	209.25	44.75	37.08
1 July – 30 September 2006	268.00	226.75	50.57	41.58
1 October – 31 December 2006	316.50	262.25	62.25	49.09
1 January – 31 March 2007	321.75	290.00	62.96	55.37

Month
November 2006	291.75	275.50	56.20	53.24
December 2006	316.50	287.50	62.25	57.45
January 2007	320.50	304.50	62.70	60.37
February 2007	321.75	295.75	62.96	57.46
March 2007	308.00	290.00	61.39	55.37
April 2007	320.00	308.50	63.76	61.12
1 May to 11 May 2007	319.50	315.75	63.71	62.44

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange composite tape.
     Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

CAPITAL GAINS TAX (CGT)
The rights issue in June 2001 and the demerger of O2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue
An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline. (See page 168)

Demerger of O2 – capital gains tax calculation
The confirmed official opening prices for BT Group and O2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to O2. Accordingly, for CGT calculations, the base cost of BT Group shares and O2 shares is calculated by multiplying the acquisition cost of a BT shareholding by 77.544% and 22.456%, respectively.

BT Group plc Annual Report & Form 20-F     159

Shareholder information Additional information for shareholders

ANALYSIS OF SHAREHOLDINGS AT 31 MARCH 2007

			Ordinary shares of 5p each

Range	Number of holdings	Percentage of total	Number of shares held (millions)	Percentage of total

1 – 399	479,019	38.1	102	1.2
400 – 799	365,686	29.0	205	2.4
800 – 1,599	246,786	19.5	275	3.2
1,600 – 9,999	162,845	12.9	472	5.5
10,000 – 99,999	5,103	0.4	98	1.1
100,000 – 999,999	775	0.1	282	3.2
1,000,000 – 4,999,999	358	0.0	812	9.4
5,000,000 and above[a,b,c,d]	212	0.0	6,394	74.0

Total[e]	1,260,784	100.0	8,640	100.0

a	21 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
b	Under the BT Group Employee Share Investment Plan, 70.32 million shares were held in trust on behalf of 82,811 participants who were beneficially entitled to the shares. 149 million shares were held in the corporate nominee BT Group EasyShare on behalf of 108,758 beneficial owners.
c	306 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
d	371 million shares were held as treasury shares.
e	12.4% of the shares were in 1,238,337 individual holdings, of which 97,571 were joint holdings, and 87.6% of the shares were in 28,447 institutional holdings.

So far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.
     At 11 May 2007, there were 8,640,654,852 ordinary shares outstanding including 368,173,044 shares held as treasury shares. At the same date, approximately 31 million ADSs (equivalent to 310 million ordinary shares, or approximately 3.6% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,482 record holders of ADRs.
     At 31 March 2007, there were 3,591 shareholders with a US address on the register of shareholders.

DIVIDENDS
A final dividend in respect of the year ended 31 March 2006 was paid on 11 September 2006 to shareholders on the register on 18 August 2006, and an interim dividend in respect of the year ended 31 March 2007 was paid on 12 February 2007 to shareholders on the register on 29 December 2006.
     The dividends paid or payable on BT shares and ADSs for the last five years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid see Taxation of dividends on page 166. Dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS

Years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$		Total US$

2003	2.25	4.25	6.50	0.225	0.425	0.650	0.366	0.673		1.039
2004	3.20	5.30	8.50	0.320	0.530	0.850	0.590	0.938		1.528
2005	3.90	6.50	10.40	0.390	0.650	1.040	0.724	1.195		1.919
2006	4.30	7.60	11.90	0.430	0.760	1.190	0.747	1.415		2.162
2007	5.10	10.00	15.10	0.510	1.000	1.510	0.991	–	[a]	–	[a]

a
Qualifying holders of ADSs on record as of 24 August 2007 are entitled to receive the final dividend which will be paid on 24 September 2007, subject to approval at the AGM. The US dollar amount of the final dividend of 100 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 17 September 2007, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

DIVIDEND MANDATE
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline. (See page 168) Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the Dividends page of our website at www.bt.com/investorcentre

160     BT Group plc Annual Report & Form 20-F

DIVIDEND INVESTMENT PLAN
The Dividend investment plan replaced the share dividend plan for shareholders following the 1999 interim dividend. Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market.
     Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence

2003 interim	10 February 2003	178.23
2003 final	8 September 2003	184.41
2004 interim	9 February 2004	175.98
2004 final	6 September 2004	183.69
2005 interim	7 February 2005	209.95
2005 final	5 September 2005	220.25
2006 interim	13 February 2006	214.50
2006 final	11 September 2006	250.98
2007 interim	12 February 2007	320.54

GLOBAL INVEST DIRECT
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on +1 800 634 8366 (toll free within the USA) or +1 201 680 6630 (from outside the USA), or on written request to the ADR Depositary.

TOTAL SHAREHOLDER RETURN
Total Shareholder Return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. It is therefore, a good indicator of a company’s overall performance.
     Over the last five years (as shown in the first TSR chart below), BT’s TSR is positive 34%, compared to the FTSE 100 TSR of positive 42%. BT’s TSR has caught up considerably with that of the FTSE 100 mainly due to a strong share price performance, relative to the FTSE 100, during the 2006/7 financial year. BT’s share price was up 37% whilst the FTSE 100 Index was up 6% over the year.
     In the period between the demerger on the 19 November 2001 and 31 March 2007, BT’s TSR was a positive 29%, compared to negative 3% for the FTSEurofirst 300 Telco Index. The FTSE 100 TSR over the same period was positive 42%.
     The strength of BT’s TSR performance over the last year is evident with a positive 44% return, compared to the FTSE 100 TSR with a positive 8% and the FTSEurofirst 300 Telco Index a positive 18%.

RESULTS ANNOUNCEMENTS
Expected announcements of results:

1st quarter	26 July 2007
2nd quarter and half year	8 November 2007
3rd quarter and nine months	February 2008
4th quarter and full year	May 2008
2008 Annual Report and accounts published	May 2008

BT Group plc Annual Report & Form 20-F     161

Shareholder information Additional information for shareholders

INDIVIDUAL SAVINGS ACCOUNTS (ISAs)
Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

SHAREGIFT
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at www.sharegift.org or telephone 020 7828 1151, or can be obtained from the Shareholder Helpline.

UNCLAIMED ASSETS REGISTER
BT, along with many other UK leading companies, subscribes to Experian’s Unclaimed Assets Register (UAR), a register of individuals owed unclaimed financial assets such as shareholdings and dividends. UAR provides members of the public with a search device to trace lost assets. UAR donates a proportion of its income to charity. For further information visit www.uar.co.uk or telephone 0870 241 1713.

EXCHANGE RATES
BT publishes its consolidated financial statements expressed in pounds sterling. The following tables detail certain information concerning the exchange rates between pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2003	2004	2005	2006	2007

Period end	1.57	1.84	1.89	1.74	1.97
Average[a]	1.55	1.71	1.85	1.78	1.91
High	1.65	1.90	1.95	1.92	1.99
Low	1.43	1.55	1.75	1.71	1.74

a	The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

	Month

	November 2006	December 2006	January 2007	February 2007	March 2007	April 2007

High	1.9693	1.9794	1.9847	1.9699	1.9694	2.0061
Low	1.8883	1.9458	1.9305	1.9443	1.9235	1.9608

On 11 May 2007, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.9824 to £1.00.

SHARE BUY BACK
The following table gives details of the purchase by BT of its own shares during the 2007 financial year.

Calendar month[a]	Total number of shares purchased	Average price paid per share (pence – net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares that may yet be purchased under the plans or programmes	[b]

April 2006	Nil	N/A	Nil	695,977,855
May	9,850,000	223	9,850,000	686,127,855
June	12,000,000	233	12,000,000	674,127,855
July	4,000,000	238	4,000,000	830,000,000	[c]
August	25,250,000	241	25,250,000	804,750,000
September	18,250,000	255	18,250,000	786,500,000
October	2,000,000	267	2,000,000	784,500,000
November	14,500,000	280	14,500,000	770,000,000
December	16,100,000	301	16,100,000	753,900,000
January 2007	3,000,000	314	3,000,000	750,900,000
February	21,650,000	311	21,650,000	729,250,000
March	20,950,000	301	20,950,000	708,300,000

Total	147,550,000	269.5	147,550,000	708,300,000

a
Purchases from April to June 2006 were made in accordance with a resolution passed at the AGM held on 13 July 2005. Purchases from July 2006 to March 2007 were made in accordance with a resolution passed at the AGM on 12 July 2006.

b	There are no plans or programmes BT has determined to terminate prior to expiration, or under which BT does not intend to make further purchases.
c	Authority was given to purchase up to 850 million shares on 13 July 2005 and 834 million shares on 12 July 2006. These authorities expire at the close of the following AGM, or 15 months following the date of approval if earlier. The authority given in July 2005 expired on 12 July 2006.

162     BT Group plc Annual Report & Form 20-F

MEMORANDUM AND ARTICLES OF ASSOCIATION
The following is a summary of the principal provisions of BT’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a) Voting rights
Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.
     No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if he or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i)	with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

     At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).
     The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital
The company may by ordinary resolution:
(i)	consolidate and divide all or any of its share capital into shares of a larger amount;
(ii)	divide all or part of its share capital into shares of a smaller amount;
(iii)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.
     The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.
     Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

BT Group plc Annual Report & Form 20-F     163

Shareholder information Additional information for shareholders

(e) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.
     The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or
(ii)
unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

     Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.
     If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.
     The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

(i) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors
 Directors’ remuneration
Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the UK Retail Prices Index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12 month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

164     BT Group plc Annual Report & Form 20-F

Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
     Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.
     Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract carried out in breach of those provisions.

Directors’ interests If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);

(ii)	have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);

(iii)	hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and

(iv)
alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

     A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors
No one is prevented from being or becoming a director because they have reached the age of 70.
     At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, must retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

MATERIAL CONTRACTS
Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

TAXATION (US HOLDERS)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to- market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.
     For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more United States persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

BT Group plc Annual Report & Form 20-F     165

Shareholder information Additional information for shareholders

In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom–United States Convention relating to estate and gift taxes, and (iii) the United Kingdom–United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.
     US Holders should consult their own tax advisors as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends
Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes.
     For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts the British pounds into US dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert the British pounds into US dollars on the date of receipt generally will have a tax basis in the British pounds equal to their US dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of the British pounds generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.
     For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ‘passive income’ or, for certain Holders, ‘financial services income’ for tax years beginning before 1 January 2007, and for tax years beginning after 31 December 2006, will be treated as ‘passive category income’ or ‘general category income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.
     There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.
     Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains
Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for United Kingdom tax purposes in the United Kingdom or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the United Kingdom through a branch, agency, or permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for purposes of that trade, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.
     A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom on or after 17 March 1998 or who falls to be regarded as resident outside the United Kingdom for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the United Kingdom or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the United Kingdom to United Kingdom tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the United Kingdom or is Treaty non-resident at the time of disposal.
     For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive foreign investment company status
A non-US corporation will be classified as a Passive Foreign Investment Company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ending 31 March 2007. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax

166     BT Group plc Annual Report & Form 20-F

consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding
Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are United States persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not United States persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty
A transfer of an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax SDRT at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.
     Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid.

LIMITATIONS AFFECTING SECURITY HOLDERS
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

DOCUMENTS ON DISPLAY
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, USA. These reports may be accessed via the SEC’s website at www.sec.gov

PUBLICATIONS
BT produces a series of reports on the company’s financial, economic, compliance, social and environmental performance. Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings), are available to shareholders on request and can be accessed on the internet at www.bt.com/aboutbt More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/betterworld

Document	Publication date

Annual Review & Notice of Meeting	May
Annual Report & Form 20-F	May
Changing World: Sustained Values 2007, BT’s sustainability opportunities, challenges and performance	May
EAB Annual Report	May
Quarterly results releases	July, November, February and May
Current Cost Financial Statements	September
Statement of Business Practice	July 2004

BT Group plc Annual Report & Form 20-F     167

Shareholder information Additional information for shareholders

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or, alternatively, contact the Registrar in the UK, at the address below.

ELECTRONIC COMMUNICATION
Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

SHAREHOLDER COMMUNICATION
BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.
     All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors and analysts, industry analysts and journalists.
     An online version of this document is available at www.bt.com/annualreport

Private shareholders
If private shareholders have any enquiries about their shareholding, they should contact the Registrar at the address below.
     Lloyds TSB Registrars maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Institutional investors and analysts
Institutional investors and equity research analysts may contact Investor Relations on:
Tel 020 7356 4909
Fax 020 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel 020 7356 5631
Fax 01332 577434
e-mail: industryenquiry@bt.com

Shareholder Helpline
Tel Freefone 0808 100 4141
Fax 01903 833371
Textphone Freefone 0800 169 6907
From outside the UK:
Tel +44 121 415 7178
Fax +44 1903 833371
Textphone +44 121 415 7028
e-mail: bt@lloydstsb-registrars.co.uk

The Registrar	ADR Depositary
Lloyds TSB Registrars (2450) The Causeway Worthing, West Sussex BN99 6DA United Kingdom Website: www.lloydstsb-registrars.co.uk	JPMorgan Chase Bank, NA
PO Box 3408
South Hackensack, NJ 07606-3408
United States
Tel +1 800 634 8366 (toll free)
or +1 201 680 6630 (from outside the USA)
e-mail: jpmorganadr@mellon.com
Website: www.adr.com

General enquiries
BT Group plc BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom Tel 020 7356 5000 Fax 020 7356 5520 From overseas: Tel +44 20 7356 5000 Fax +44 20 7356 5520

A full list of BT contacts and an electronic feedback facility is available at www.bt.com/talk

168     BT Group plc Annual Report & Form 20-F

Shareholder information
Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
3A	Selected financial data	Selected financial data	150
		Additional information for shareholders Exchange rates	162
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Group risk factors	27
4	Information on the company
4A	History and development of the company	Contents page Business review
		Introduction to the Business Review	9
		Our operational structure	9
		Acquisitions and disposals
		Acquisitions and disposals prior to the 2007 financial year	19
		Acquisitions and disposals in the 2007 financial year	19
		Financial review
		Capital expenditure	45
		Acquisitions	46
4B	Business overview	Business review	9
		Financial review
		Line of business results for 2007 and 2006	33
		Our commitment to society	24
		Operational statistics	156
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	158
4C	Organisational structure	Business review
		Introduction to the Business Review	9
		Subsidiary undertakings and associate	148
4D	Property, plants and equipment	Business review
		Resources
		Property	24
		Financial statistics	154
5	Operating and financial review and prospects
5A	Operating results	Financial review	30
		Consolidated financial statements	78
		Accounting policies
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	158
5B	Liquidity and capital resources	Financial review	30
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	158
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	107
		Financial commitments and contingent liabilities	113
		Financial instruments and risk management	126
5C	Research and development, patents and licences	Business review
		Pursue profitable growth in new wave markets
		Develop our global networked IT services capability	9
		Research and development	24
		IT support	24
		Financial statistics	154
5D	Trend information	Financial review	30
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	158

BT Group plc Annual Report & Form 20-F     169

Shareholder information Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	44
5F	Tabular disclosure of contractual obligations	Financial review
		Capital resources	44
6	Directors, senior management and employees	Corporate governance
6A	Directors and senior management	Board of directors and Operating Committee	49
6B	Compensation	Report on directors’ remuneration	56
		Consolidated financial statements
		Notes to the consolidated financial statements
		Retirement benefit plans	117
		Share based payments	121
6C	Board practices	Board of directors and Operating Committee	49
		Report of the directors
		Board composition and role	52
		Report on directors’ remuneration	56
6D	Employees	Financial review
		Group results	32
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	121
		Operational statistics	156
6E	Share ownership	Report on directors’ remuneration	56
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share based payments	121
7	Major shareholders and related party transactions
7A	Major shareholders	Report of the directors
		Substantial shareholdings	72
		Additional information for shareholders
		Analysis of shareholdings at 31 March 2007	160
7B	Related party transactions	Report of the Directors
		Directors’ information
		Interest of management in certain transactions	69
		Report on directors’ remuneration	56
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	113
7C	Interests of experts and counsel	Not applicable
8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
		Business review
		Legal proceedings	22
		Financial review
		Dividends	42
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	113
		Additional information for shareholders
		Dividends	160
		Dividend investment plan	161
		Memorandum and Articles of Association
		Articles
		Dividends	163
8B	Significant changes	Financial review
		Capital resources	44

170     BT Group plc Annual Report & Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
9	The offer and listing
9A	Offer and listing details	Additional information for shareholders
		Share and ADS prices	159
9B	Plan of distribution	Not applicable
9C	Markets	Additional information for shareholders
		Listings	159
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable
10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and articles of association	163
10C	Material contracts	Additional information for shareholders
		Material contracts	165
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	167
10E	Taxation	Additional information for shareholders
		Taxation (US Holders)	165
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	167
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative	Financial review
	disclosures about market risk	Treasury policy	44
		Financial risk management	45
		Consolidated financial statements
		Notes to the consolidated financial statements
		Accounting Policies
		Financial instruments (from 1 April 2005)	81
		Financial instruments (to 31 March 2005)	83
		Financial instruments and risk management	126
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and procedures	Report of the Directors US Sarbanes-Oxley Act of 2002	71
16A	Audit committee financial expert	Report of the Directors US Sarbanes-Oxley Act of 2002	71
16B	Code of ethics	Report of the Directors US Sarbanes-Oxley Act of 2002	71
16C	Principal accountants fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit and non-audit services	126
		Report of the Directors
		Report of the Audit Committee	54
16E	Purchases of equity securities by the issuer and affiliated purchasers	Additional information for shareholders Share buy back	162
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors	75
		Consolidated financial statements	78
		Notes to the consolidated financial statements
		United States Generally Accepted Accounting Principles	134
		Quarterly analysis of revenue and profit	149

BT Group plc Annual Report & Form 20-F     171

Shareholder information
Glossary of terms

•
21CN: an end-to-end, next-generation IP network, designed to transform the customer experience by delivering new, converged services rapidly and cost effectively. It is one of the largest investments in the UK’s communications infrastructure by a private sector company.

•
3G: in mobile telephony, third-generation, or 3G, protocols support much higher data rates, intended for applications other than voice. 3G wireless is digital and includes such enhanced features as high-speed transmission, global roaming and advanced multimedia access.

•	active (voice) customers: BT telephony customers who are actively using the service
•	ADSL: asymmetric digital subscriber line – transforms the existing copper wires between the local telephone exchange and a customer’s telephone sockets into a high-speed digital line
•	ARPU: average revenue per user
•	ATM: asynchronous transfer mode – is a packet switching network protocol designed to support transmission of data with a number of guarantees relating to quality
•	backhaul network: the network linking a communication provider’s network with the BT exchange
•	broadband: comes from ‘broad bandwidth’ and is used to describe a high-capacity, two-way link between an end user and an access network supplier – capable of carrying a wide range of applications
•	BT Conferencing: a business within BT Enterprises offering global audio, video and web collaboration services
•	BT Directories: a business within BT Enterprises offering directory enquiries, operator services and the phone book, as well as more recently developed on-line and CD-ROM services
•	BT Enterprises: a business unit within BT Retail encompassing BT Conferencing, BT Directories, BT Expedite, BT Payphones, BT redcare and dabs.com
•	BT Expedite: a business within BT Enterprises offering specialist store integration solutions and services
•
BT Global Services: BT’s line of business providing global services (including managed networks, outsourcing and systems integration on an agile IP infrastructure) to multi-site organisations, such as corporate and government customers across Europe, the Americas and the Asia Pacific region. It also serves wholesale customers outside the UK.

•
BT Ireland: a wholly owned subsidiary of BT Group plc, and a fully integrated division of BT Retail. It operates in the consumer, business, major business and wholesale markets throughout the island of Ireland.

•	BT Payphones: a business within BT Enterprises providing street, managed and private payphones and card services
•	BT Pension Scheme (BTPS): The BTPS is the group’s main final salary pension scheme, where benefits are based on employees’ length of service and final pensionable pay.
•
BT redcare: a business within BT Enterprises offering secure intelligent monitoring and tracking services, including alarm monitoring, CCTV, machine monitoring, secure mobile data solutions and vehicle tracking

•	BT Retail: a BT line of business offering a wide range of retail products and services to the consumer and small to medium business markets
•	BT Retirement Plan (BTRP): a defined contribution-style pension arrangement that was introduced for new BT employees from 1 April 2001
•	BT Wholesale: a BT line of business providing network services and solutions within the UK. It services more than 700 communications companies, including other BT businesses.
•	Business in the Community: an organisation of more than 700 of the UK’s top companies committed to improving their positive impact on society
•	Childline: the UK’s free, 24-hour helpline for children in distress or danger
•	Consult 21: the programme through which BT is working closely with the industry to agree the 21CN roll-out plan
•
convergence: has various interpretations. It can mean the delivery of voice, video and data across all networks. It also refers to the integration of fixed and mobile solutions, sometimes on a single handset.

•	CP: customer premises
•	CPS: carrier pre-selection enables customers to choose to have certain call types carried by another network operator
•	CRM: customer relationship management
•	CSR: corporate social responsibility
•	dabs.com: a business within BT Enterprises, it is one of the UK’s leading internet retailers of IT and technology products
•
Dow Jones Sustainability Index: assesses 2,500 companies worldwide on their performance in areas such as corporate governance and ethical practices, investor relations, environmental management, community investment, human rights, health and safety, diversity, supply chain and risk management

•	DSL: digital subscriber line – a broadband service similar to ADSL, but with upload and download transmission rates the same
•	EMEA: Europe, the Middle East and Africa
•	EMP: Equivalence Management Platform – Openreach’s transactional platform that underpins all its interactions with communications providers. It can process up to 100,000 orders a day.
•	EPS: earnings per share
•	ESIP: Employee Share Investment Plan – a plan under which BT can provide free shares to employees, and employees can buy shares in BT from pre-tax salaries
•	FASB: Financial Accounting Standards Board – the board which sets US GAAP accounting standards
•	Gb: gigabits (per second)
•	GCTO: BT Group Chief Technology Office – responsible for creating BT’s innovation strategy
•	GSM: global system for mobile communications – the standard for digital cellular communications that has been widely adopted across Europe and other territories
•	IASB: International Accounting Standards Board – the board which sets International Financial Reporting Standards
•	ICT: information and communication technology

172     BT Group plc Annual Report & Form 20-F

•	IFRS: International Financial Reporting Standards
•	IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks
•	IPO: initial public offering – the first issue of shares when launching a company onto the stock market
•	IPVPN: internet protocol virtual private network
•
ISDN: integrated services digital network – an all digital network that enables a host of services to be carried together on the same circuits. It makes it possible for any two compatible pieces of connected equipment to talk to each other.

•	ISO 9001: the international quality management standard
•	ISP: internet service provider
•
LAN: local area network – a network that operates within a limited geographical area, such as in a building. It connects a variety of data devices, such as PCs, servers and printers at a very high data rate.

•	managed solutions: where BT has complete responsibility for end-to-end design, implementation and control of managing and monitoring customer networks and services
•	Mb: megabits (per second)
•	MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service
•
MVNO: mobile virtual network operator. A mobile operator does not own its own spectrum, and usually does not have its own network infrastructure. Instead, MVNOs have business arrangements with traditional mobile operators to buy minutes of use for sale to their own customers.

•	N3: the national broadband network that BT is building for the NHS
•	narrowband: non-broadband, fixed access network or line
•	new wave: a collective name for networked IT, broadband and mobility products and services, to differentiate them from traditional voice services
•	Ofcom: the independent regulator and competition authority for the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services
•	One IT: a collective name for all of the IT resource within the BT group
•
Openreach: Openreach looks after the ‘first mile’ of network, from the exchange through to homes and businesses. Its role is to provide services to all communications providers – including other BT lines of business – on a fair, equal and open basis.

•	PSTN: public switched telephone network
•	Queen’s Award for Enterprise: the UK’s most prestigious award for business performance
•
re-usable capabilities: a set of re-usable components for use in product and service development. Instead of creating new systems, and deploying new hardware/software to build a product, product managers, network and systems designers will increasingly pick from a catalogue of common capabilities.

•	Route2Learn (R2L): BT’s learning management system
•	SME: small or medium enterprise
•	SMP: significant market power
•	STM: synchronous transfer mode
•
Undertakings: a series of legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach.

•	UK GAAP: United Kingdom Generally Accepted Accounting Principles
•	US GAAP: United States Generally Accepted Accounting Principles
•	USO: universal service obligation
•	VoIP: voice over internet protocol – a method of transporting speech over the internet
•
VPN: virtual private network – a voice and/or data network which offers the features and characteristics of a private network but is in fact configured this way from a part of the public network or the internet

•	WAN: wide area network – a network spread over a large geographical area
•	Wi-Fi: wireless networking – the ability to connect to a network or a PC using radio as opposed to a physical (cabling) connection
•
wireless cities: an initial group of 12 cities with networks set up by BT providing wire-free, high-speed broadband coverage which can be used for easy access to information and services in city centre locations and offer a range of new services for consumers, businesses and local authority workers

BT Group plc Annual Report & Form 20-F     173

Shareholder information
BT products and services mentioned in this report

•
BT Assurance Plus: offers the benefits of BT Assurance, plus some additional ones. BT Assurance is a support service for BT business customers offering round-the-clock fault reporting; a simplified calling process; and one point of contact for repair issues on all of BT’s key products.

•
BT Broadband Talk: enables customers to make and receive calls over a broadband connection, using a touch-tone telephone plugged into the router or BT Home Hub. Customers on BT Broadband Talk get a separate phone number.

•	BT Broadband Voice: a voice over IP telephone service offering unlimited local and national calls for a fixed monthly subscription
•	BT Business Broadband: a broadband package specifically designed for small and medium businesses, which was superseded in January 2007 by BT Business Total Broadband
•	BT Business Broadband Voice: enables business customers to make and receive calls over a broadband line using a normal telephone
•	BT Business IT Manager: a selection of services to meet all small and medium businesses’ IT needs – from hardware supply and set up to advice on, and support for, systems
•	BT Business IT Support Manager: a support service – BT’s IT experts take ’remote control’ of your PC to fix problems. Available as pay-as-you-go or unlimited support options.
•	BT Business Plan: a call package for small and medium businesses offering capped rates. It costs nothing to sign up.
•	BT Business Total Broadband: BT’s most complete broadband package specifically designed for small and medium businesses, powered by business-grade broadband with download speeds of up to 8Mb
•
BT Corporate Fusion: a ground-breaking premises-based fixed-mobile convergence service for large organisations. It enables organisations to take advantage of fixed-mobile convergence and their increasing deployment of IP telephony and wi-fi coverage.

•	BT DataStream: a wholesale broadband network service aimed primarily at internet service providers, but a simpler service than that provided by the BT IPstream product.
•	BT Digital Vault: a quick and hassle-free service for safeguarding files stored on customers’ PCs and laptops – including photos, emails, and other important personal information
•	BT Friends & Family: a discount package for domestic telephone customers, enabling savings of 10% on the ten most-called numbers and 20% on one ‘BestFriend’ number
•	BT Fusion: an intelligent mobile phone that automatically functions as a normal mobile when out and about, and switches to a landline at home
•
BT Home Hub: a stylish, powerful feature-packed ADSL router, designed to sit at the heart of the digital home. It can connect to up to 15 devices wirelessly, and supports BT’s full range of services including BT Total Broadband and BT Broadband Talk.

•
BT Home IT Advisor: a phone service that puts customers in touch with a highly trained advisor who can, for example, offer help with setting up an email account or a home network, and who can talk them through technical difficulties with their PCs, networks or applications -and even create a virtual engineer by enabling an advisor to log on to their computer remotely and troubleshoot a problem

•	BT Home IT Visit: a nationwide service providing face-to-face technical support for customers in their homes
•	BT IPStream: a wholesale broadband network service primarily aimed at internet service providers
•	BT Movio: the world’s first wholesale mobile broadcast entertainment service to combine live TV, DAB digital radio, a seven-day programme guide and ‘red button’ interactivity for mobile phones
•
BT NetProtect: BT has teamed up with PC security specialist, Norton, to offer continuous, automatically updated protection against viruses, hackers and other online threats. It’s compatible with new Microsoft Windows Vista.

•
BT Openzone: a convenient, easy to use broadband internet access service using wireless technology (Wi-Fi). Users can access email or surf the internet from around 40,000 hot spots throughout the UK and around the world.

•
BT Privacy at Home: includes caller display, which enables the user to see the number of the person calling. BT Privacy at Home is free, but customers need to sign up for it. Customers can also be added to the Telephone Preference Service register, which cuts out unwanted telemarketing calls.

•	BT Softphone: an easy to download service giving free global PC-to-PC chat at any time of day.
•	BT Text: enables users to send and receive text messages from their home phone.
•	BT Together: a calling plan for consumer customers, offering three low-cost calling packages
•
BT Total Broadband: the most comprehensive broadband packages yet seen in the UK. Powered by ultra-fast download speeds of up to 8Mb, it offers free internet voice calls, free video calls, and a suite of security software – all brought together through the BT Home Hub. BT Total Broadband even gives freedom to roam outside the home with Wi-Fi, via free BT Openzone wireless minutes. There are no connection charges, and the package comes with around-the-clock helpdesk support.

•
BT Vision: next generation TV service combining the appeal of TV with the interactivity of broadband. Customers can watch what they want when they want, and not be tied to TV schedules. The service does not require a regular monthly subscription.

•	BT Wi-Fi Fusion: enables users to make calls when out and about using BT Openzone hotspots
•
BT Workspace Lite: a feature of BT Business Total Broadband. It provides small and medium businesses with one place to store documents online on an extranet, allowing them to share information and work collaboratively with customers and suppliers.

•
LLU: local loop unbundling – the process whereby BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators, other than BT, to use the company’s local loop to provide services to customers.

•
MegaStream Ethernet: Megastream Ethernet and BT Enterprise Ethernet provide secure links – between 0.2Mb and 100Mb – between two or more sites for data communications. The two services offer a range of distinct features.

•	Telephone Preference Service: enables customers to filter out most unsolicited marketing calls
•
V-Box: BT Vision is delivered through a set-top box – the V-box. This contains a personal digital recorder able to store up to 80 hours of content, pause or rewind live TV, and record programmes at the touch of a button.

•	WLR: wholesale line rental – enables communications providers to offer their own-branded telephony services over the Openreach network

174     BT Group plc Annual Report & Form 20-F

Shareholder information
Index

A
Accounting policies 75-85
Acquisitions 45, 114-116
Acquisitions and disposals 19-20
Additional information for shareholders 158, 168
Articles of Association 163-165
Associates and joint ventures 41, 106
Audit Committee, Report of the 54
Audit and non audit services 126

B
Balance sheet 45, 89, 146-147, 153
Board of directors and Operating Committee 49-51
BT Global Services 11-12, 34-35, 37-38
BT Retail 12-15, 35-36, 38-39
BT Wholesale 16-17, 36-37, 39
Business review 8-28

C
Capital expenditure 45, 92, 93, 105
Capital gains tax 159
Capital resources 44
Cash and cash equivalents 88, 101, 152
Cash flow statement, Group 88, 152
Cautionary statement regarding forward-looking statements 158
Chairman’s message 4-5
Chief Executive’s statement 6-7
Competition and the UK economy 21
Consolidated Financial Statements 77-143
Create long-term partnerships with our customers 10
Critical accounting policies 47
Cross reference to Form 20-F 169-171

D
Defend our traditional business 10, 14, 15, 17
Deferred taxation 110, 135
Derivative financial instruments 81-84, 108, 126-133
Directors’ remuneration, report on 56-68
Directors’ responsibility, statement of 74
Directors, Report of the 8-72
Dividend investment plan 161
Dividend mandate 160
Dividends 2, 42, 81, 99, 145, 160, 163
Documents on display 167

E Earnings per share 3, 9, 42, 100 Electronic communication 168 Employees plans 121-126 Environment 24-26 Exchange rates 162

F
Foreign exchange 127, 135
Financial commitments and contingent liabilities 113
Financial data, selected 150-153
Financial instruments and risk management 126-133
Financial review 29-47
Financial review, introduction 30
Financial risk management 44-45
Financial statements of BT Group plc 144-147
Financial statistics 154-155
Financing 43-44
Free cash flow 2, 44, 102

G Geographical information 47, 95 Global Invest Direct 161 Glossary of terms and US equivalents 143 Group income statement, summarised 31 Group results 32-34 Group risk factors 27-28

I
IFRS and United States generally accepted accounting principles, differences between 134
Income statement, group 86-87, 149, 150-151
Independent auditors, Report of the 75-76, 144
Individual savings accounts (ISAs) 162
Intangible assets 79-80, 102-103
Investments 105-106

BT Group plc Annual Report & Form 20-F     175

Shareholder information
Index

L Legal proceedings 22 Line of business results 33-39 Listings 159 Loans and other borrowings 82-83, 107-108

M Material contracts 165 Memorandum 163 Minority interests 111

N Net debt 2, 101 Nominating Committee, Report of the 55

O
Off-balance sheet arrangements 44
Openreach 17-18, 37, 59, 125
Operating and financial review 8-28, 30-47
Operating costs 40, 96
Operating profit 41, 86-87
Operational statistics 156
Other operating income 40, 95
Other reserves and retained earnings 112
Our commitment to society 24-25
Our customers 3
Our strategy 3
Outlook 10

P
Pensions 24, 28, 46, 59-60, 64, 117-121, 134
Profit before taxation 2, 42, 86-87
Property, plant and equipment 80, 84, 104-105
Provisions 81, 109
Publications 167
Pursue profitable growth in new wave markets 9-10

Q Quarterly analysis of revenue and profit 149

R
Reconciliation of movements in equity 111
Regulation, competition and prices 20-22
Related party transactions 113
Relationship with HM Government 22
Resources 22-24
Results announcements 161
Retirement benefit plans 117-121
Return on capital employed 46, 154, 155

S
Segmental analysis 90-95
Share and ADS prices 159
Share buy back 162
Share capital 83, 111, 145
Share-based payment 121-126
ShareGift 162
Shareholder communication 168
Shareholdings, analysis of 160
Specific items 30, 31, 40-41, 78, 97
Statement of recognised income and expenses, Group 87
Subsidiary undertakings, joint ventures and associate 148

T
Taxation 42, 81, 98-99
Taxation (US Holders) 165-167
Total shareholder return 161
Trade and other payables 82, 109
Trade and other receivables 82, 107
Transform our networks, systems and services for the twenty-first century 10
Treasury Policy 44

U Unclaimed Assets Register 162 US GAAP 46, 134-142 US GAAP developments 47, 141-142

176     BT Group plc Annual Report & Form 20-F

BT Group plc

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